

Annual Report 07

OMNITURE®

THE FACTS:

NAMED BY FAST COMPANY AS A WORLD'S TOP 50 MOST INNOVATIVE COMPANY

USED BY 66% OF FAST COMPANY'S WORLD'S MOST INNOVATIVE COMPANIES

GREW REVENUES 79% YEAR OVER YEAR

ADDED MORE THAN 1,200 CUSTOMERS IN 2007

"Omniture delivered another outstanding year highlighted by strong revenue growth, record customer additions, improved profitability and the successful completion of several key acquisitions. Having exceeded our profitability targets for the year, we were able to invest more aggressively in sales and engineering. We believe these investments will enable us to more quickly capture a greater portion of this multi-billion dollar market."

JOSH JAMES, PRESIDENT AND CHIEF EXECUTIVE OFFICER

Omniture Highlights 07

» More than **4,400** customers worldwide*

» **14** Offices in **11** countries*

» Nearly **1,000** employees*

» **2.2 Trillion** transactions in 2007

* Subsequent to the closing of the Visual Sciences acquisition

Industry Recognition

Omniture named to Fast Company Magazine's Fast 50 List of The World's Most Innovative Companies.
(FEBRUARY 2008)

Omniture's momentum helped it gain the top spot for overall revenue and market share in the Web analytics market.
(IDC, DECEMBER 2007)

Omniture won the 2007 ClickZ Interactive Marketing Excellence Award for Web Metrics as judged by ClickZ readers, contributing writers and experts from leading digital marketing agencies.
(OCTOBER, 2007)

Omniture recognized as one of the top 10 growth companies in the $30–$100 million revenue category by Software Magazine.
(OCTOBER 2007)

Omniture Ranks #82 on the Deloitte Technology Fast 500—the fifth consecutive year in a row the Company has been included on this list of fast growing companies.
(OCTOBER 2007)

Forrester Research recognizes Omniture as a market leader for the Company's service and support, company financials and industry presence.
(SEPTEMBER 2007)

Annual Report
07

To Our Stockholders:

2007 was an incredible year for Omniture, and I am excited about the opportunity in front of us. We exited the fiscal year with record results for revenue and operating margins. Our results and future opportunity can be summarized by highlighting three specific areas: the multi-billion dollar opportunity facing us, the accelerating growth we are experiencing as we expand our portfolio and international presence, and the leadership we are demonstrating through our financial performance, market position and unmatched solution set.

Huge Opportunity: Multi-Billion Dollar Market

2007 represents the fifth consecutive year in which Omniture revenues grew in excess of 79%. While some of this revenue growth came as a result of acquisitions, our organic growth continues to be strong—representing 76% revenue growth on a year-over-year basis for Q4. This demonstrates that our core business remains very healthy.

Our goal is to reach $1 billion in revenue. Considering our position in and the size of the market, and assuming reasonable growth and retention rates, we believe it is easy to understand our excitement and the achievability of this goal. If you look at the amount of revenue we expect to derive from online marketers in 2008, we believe Omniture has an opportunity to become one of the most significant online marketing companies ever.



Quarterly Transactions
700B
600B
500B
400B
300B
200B
100B
0
Q1 Q2 Q3 Q4
2005
Q1 Q2 Q3 Q4
2006
Q1 Q2 Q3 Q4
2007



Quarterly Revenue (in Millions)
*Non-GAAP
$40
$35
$30
$25
$20
$15
$10
$5
0
Q1 Q2 Q3 Q4
2005
Q1 Q2 Q3 Q4
2006
Q1 Q2 Q3 Q4
2007

* All non-GAAP numbers have been adjusted to exclude certain items. A reconciliation of specific adjustments to GAAP for this time period is included in the GAAP to non-GAAP table included at the end of this report.

Customer Growth

Customer growth continues to be the primary driver behind our increased revenues. In 2007, Omniture continued to lead the industry in this category, ending the year with over 3,000 customers. That translates to a 70% increase over 2006, and an addition of more than 350 new customers in the fourth quarter alone. Adding in the customer base from the Visual Sciences acquisition, completed in January 2008, we now have more than 4,400 customers. We believe this leading market position will enable us once again to receive a disproportionate share of the market's expected significant growth in 2008.

New customers announced in 2007 include: Rakuten, Delta, H&R Block, The Weather Channel, Barclay's Bank, Spiegel Brands, NHL and many others. We also had a number of key take-away accounts from competitors including: Alaska Air, Borders, Honda, Hickory Farms and dozens of others. These key customer trends validate our belief that we truly have the most compelling, comprehensive set of online business optimization solutions in the market today.



More than 4,400 Customers*
4,000
3,000
2,000
1,000
0
Q1 Q2 Q3 Q4
2005
Q1 Q2 Q3 Q4
2006
Q1 Q2 Q3 Q4
2007
JAN
2008
*

* Subsequent to the closing of the Visual Sciences acquisition

Some of the new customers announced during 2007 include:

Alaska Air Group

BORDERS.

Delta

HONDA

H&R BLOCK

NHL

Spiegel

THE WEATHER CHANNEL®

Investing in the Future—Accelerating Growth

We continue to responsibly reinvest our profits back into our business to fuel long-term growth. We believe this is the best approach to creating stockholder value. We exited the fiscal year with Q4 non-GAAP operating margins at 7%, completing the impressive four-quarter operating margin progression from 1% in Q4 2006 to 2%, 4%, 6% and 7% in Q4 2007. Clearly, our larger scale is generating increased leverage in our financial model.

In the second half of 2007, we saw strong cross sales into our customer base, particularly into our domestic enterprise customers. The products we were successful in cross selling were Discover, SearchCenter and our optimization products. In fact, over one-third of the contract value of our new contracts in Q4 were for products other than SiteCatalyst.

To highlight where our business is going, you have to look no further than our early adopters. Of our top 50 customers, the average product penetration is now over two products per customer. This correlates well with the early days of SiteCatalyst in 2001 and 2002. Back then, our demand for features came first from our biggest, top-tier customers and we are seeing that same behavior now with regards to the new products we have available.

Non-GAAP Operating Margins


8%
6%
4%
2%
0


CAMPAIGN MANAGEMENT
CONVERSION
SearchCenter.
Keyword Performance
Test&Target.
AB/MVT Testing & Behavioral Targeting
SiteCatalyst.
Web Analytics
Genesis.
Plug & Play Application Integration
Discover.
Insight & Advanced Segmentation
WEB ANALYTICS AND REPORTING

The Omniture Online Business Optimization Suite

Increasing our footprint and strengthening our core business enables us to capture a much broader market. Analytics customers continually ask us for additional products that leverage the data we are capturing and managing for them. To that end, we've built products like SearchCenter, Discover and Genesis, and we've acquired products like Test&Target.

In just a short period of time, we believe our acquisition strategy is paying off. Moreover, we believe the level of traction and interest in our installed customer base is significant and, as we add more customers and products, the opportunity for growth becomes even greater.

We are not taking our eye off of our core business; however, it is very interesting to see how these additional products are acting as accelerants to our growth.

Additionally, we completed three acquisitions in 2007—Instadia, Touch Clarity and Offermatica, and just completed our fourth—Visual Sciences. These acquisitions broaden our offerings, create scale to enable early investments into critical technology areas and provide a much larger base of customers to sell to.

Geographic Expansion

We believe Omniture continues to lead the market in terms of the depth and breadth of its offering, including the extension of this offering to a worldwide audience. The impact of our international investments has been quite apparent in our 2007 financial results as revenues from our international operations have steadily increased throughout the year.

In Q4, international revenues accounted for 26% of total revenues. This is up significantly from 18% in Q4 2006. We now have close to 1,000 customers and over 120 employees in EMEA. Our EMEA and Asia Pacific geographies continue to offer tremendous opportunities for growth and, therefore, remain a key investment area for us. We are very pleased with our progress to date and look forward to continuing to grow international revenues and hope to see them become a much greater percentage of overall revenue at the same time that domestic revenues continue to grow.

With the completion of our acquisitions of Offermatica and Visual Sciences, we believe that we have the broadest, fastest growing and most comprehensive suite of online business optimization solutions in the industry. We have delivered a cohesive group of products that will be integrated into one single technology platform and data set.

All of our products are backed by an infrastructure that continues to prove its ability to scale with our customers. Whether it's a new customer initiating its service, or an existing customer expanding its relationship with Omniture, they both require additional network resources. With customer growth running at over 70% year-over-year, we have had to continually build out our network infrastructure to support the data needs of our customers. Today, our network is made up of approximately 12,000 servers and 15,000 network devices in fifteen different data centers around the globe, providing enterprise class uptime and security in one of the world's largest on-demand service installations.

This infrastructure provides scalability to meet the demands of many of the largest online businesses on the Web, measuring and optimizing over 600 billion transactions during the fourth quarter alone. For the full year 2007, Omniture captured nearly 2.2 trillion transactions.


SAN FRANCISCO
SAN DIEGO
UTAH HEADQUARTERS
HERNDON
COPENHAGEN
LONDON
PARIS
STOCKHOLM
MUNICH
SEOUL
TOKYO
HONG KONG
SINGAPORE
SYDNEY

Highlighted Announcements

January 2007	Vehix.com Increases Online Performance Using Omniture	**Omniture Announces Acquisition of Instadia**	SEEK.com.au—Australia's Largest Job Site—Selects Omniture to Optimize Their Business
February 2007	Omniture Selected as One of the World's Top 50 ASPs	Omniture Acquires Behavioral Targeting Company Touch Clarity	**Omniture Introduces a Breakthrough in Customer Analytics with Launch of Discover 2**
March 2007	**Omniture Completes Acquisition of Behavioral Targeting Company Touch Clarity**	Omniture Introduces Industry's First Professional Web Analytics and Online Business Optimization Certification	25 Percent of World's Online Marketing Spend Represented at Omniture Summit 2007
April 2007	Leading Independent Blogging Company Six Apart Chooses Omniture to Enhance Social Networking Platforms	Omniture Launches Three Online Business Optimization Technologies in Europe	**Spiegel Brands Chooses Omniture's Integrated Platform to Optimize Search Marketing, Merchandising Promotions and Behavioral Targeting**
May 2007	**Omniture Adds 10 New Genesis Partners to its Expanding Online Business Optimization Ecosystem**	New Release of Omniture SiteCatalyst Measures and Optimizes Lifetime Value of Campaigns Across Multi-Channel Customer Interactions	Omniture is the Number One Web Analytics Provider to the World's Leading Retail Brands
June 2007	**Omniture Attracts Hundreds of Leading Online Brands To European Omniture Summit 2007 Conferences**	Omniture Announces Pricing of Public Offering of Common Stock	KeyBank Selects Omniture to Optimize Online Marketing Campaigns
July 2007	Hickory Farms Chooses Omniture to Measure Online Marketing Campaign Performance	**Delta Air Lines Selects Omniture to Enhance the Online Experience for their Customers**	ProFlowers Selects Omniture to Optimize Merchandising Operations
August 2007	**Omniture to Personalize the Online Experience for Samsung USA's Consumers**	Omniture Expands International Versions of SiteCatalyst to Include Spanish and Korean	Pittsburgh Post-Gazette Uses Omniture to Measure Visitor Response to Online Content in Real-Time
September 2007	**Omniture Acquires Offermatica**	The Walt Disney Internet Group Selects Omniture SiteCatalyst® to Optimize the Customer Experience Across All of Its Online Properties	Omniture Announces Genesis 2.0 Platform Edition
October 2007	Software Magazine Ranks Omniture As One of the World's Top 10 Growth Companies	**Omniture Wins ClickZ Interactive Marketing Excellence Award**	Omniture to Acquire Visual Sciences
November 2007	Top Interactive Agencies Adopt Omniture Technology	**The Indianapolis Colts Enhance New Social Networking Portal with Omniture Web Analytics**	Spark Networks® Selects Omniture to Increase Registrations across 30 Social Networking Web Sites
December 2007	Omniture Completes Acquisition of Offermatica	Omniture Emerged as the Worldwide Market Leader for Web Analytics in 2006	**More Than 5,000 Trained Through Omniture University As Demand for Online Marketing Skills Increases**
January 2008	The Weather Channel Interactive Selects Omniture to Increase Customer Engagement	Omniture Selected by Alaska Air Group to Increase Online Bookings, Provide Insight for Marketing Optimization	**Omniture Completes Acquisition of Visual Sciences**
February 2008	Serenata Flowers Adopts Omniture For Testing and Targeting	The World's Largest Professional Sports Franchises Use Omniture for Social Media	**Omniture Named To Fast Company Magazine's Fast 50 List of The World's Most Innovative Companies**
March 2008	Omniture and Baidu.com Announce Strategic Alliance	Omniture Announces SiteCatalyst 14 with Advanced Support for Rich Media	**2,000 Marketing Professionals Representing 30% of the World's Online Marketing Spend Gather at Omniture Summit 2008**

Looking Ahead

As I stated in the beginning, there are three areas that highlight our success and results in 2007 and our future opportunity. First, there is a large opportunity ahead of us and we are poised to take advantage of it. Second, there are additional products and geographies that are going to serve as accelerants to that initial opportunity, and finally, our company has the leadership and disciplined financial performance to capture that opportunity.

We look forward to 2008 and beyond.

Sincerely,



Joshua G. James

Omniture, Inc.
Reconciliation of Non-GAAP Measures
(unaudited)

Reconciliation of Total Revenues on a GAAP Basis to Total Revenues on a Non-GAAP Basis (in millions):

	QUARTER ENDED											
	Q1'05	Q2'05	Q3'05	Q4'05	Q1'06	Q2'06	Q3'06	Q4'06	Q1'07	Q2'07	Q3'07	Q4'07
Total revenues on a GAAP basis	$ 8.0	$ 9.5	$ 11.5	$ 13.7	$ 16.4	$ 18.8	$ 21.0	$ 23.5	$ 29.2	$ 33.5	$ 37.4	$ 43.1
Acquisition-related adjustment to deferred revenue	—	—	—	—	—	—	—	—	0.3	0.6	0.4	0.6
Total revenues on a Non-GAAP basis	$ 8.0	$ 9.5	$ 11.5	$ 13.7	$ 16.4	$ 18.8	$ 21.0	$ 23.5	$ 29.5	$ 34.1	$ 37.8	$ 43.7

Reconciliation of Operating Margin on a GAAP Basis to Operating Margin on a Non-GAAP Basis:

	QUARTER ENDED				
	Q4'06	Q1'07	Q2'07	Q3'07	Q4'07
Operating margin on a GAAP basis	(5)%	(8)%	(13)%	(9)%	(8)%
Acquisition-related adjustment to deferred revenue	—	1	2	1	1
Amortization of patent licenses	1	1	1	1	1
Stock-based compensation	5	6	11	10	10
Amortization of intangible assets acquired from business acquisitions	—	2	3	3	3
Operating margin on a Non-GAAP basis	1%	2%	4%	6%	7%

ABOUT NON-GAAP FINANCIAL MEASURES

Generally, a non-GAAP financial measure is a numerical measure of a company's performance, financial position or cash flows that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with generally accepted accounting principles in the United States of America, or GAAP. A reconciliation between non-GAAP and GAAP measures can be found in the accompanying tables and on the Investor Relations section of our corporate Web site at www.omtr.com. Non-GAAP financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. These non-GAAP financial measures do not reflect a comprehensive system of accounting, differ from GAAP measures with the same captions and may differ from non-GAAP financial measures with the same or similar captions that are used by other companies.

We believe that, while these non-GAAP measures are not a substitute for GAAP results, they provide a basis for evaluating our operating results because they are helpful in understanding our past financial performance and our future results and facilitate comparisons of results between periods. We believe the calculation of revenues, calculated without acquisition-related accounting adjustments to deferred revenue, provides a meaningful comparison to our revenue figures on a GAAP basis. We also believe that non-GAAP operating margin is an indicator of our financial operating results and is useful to investors in evaluating operating performance. Non-GAAP operating margin is calculated without acquisition-related accounting adjustments to deferred revenue, stock-based compensation expense and the amortization of certain intangible assets. Our management regularly uses these non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures have been reconciled to the nearest GAAP measure as required under the rules and regulations promulgated by the U.S. Securities and Exchange Commission.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 000-52076

OMNITURE, INC.
(Exact name of registrant as specified in its charter)

Delaware	**87-0619936**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification Number)*

550 East Timpanogos Circle
Orem, Utah 84097
(Address of principal executive offices, including zip code)

801.722.7000
(Registrant's Telephone Number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.001 par value	The Nasdaq Stock Market LLC (The Nasdaq Global Market)

Securities registered pursuant to Section 12(b) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of the Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).days. Yes ☐ No ☑

The aggregate market value of the voting and non-voting stock held by non-affiliates of the Registrant, based on the closing sale price of the Registrant's common stock on June 30, 2007, as reported on the Nasdaq Global Market, was approximately $864.6 million. Shares of common stock held by each executive officer and director and by each person who owns 5% or more of the outstanding common stock, based on filings with the Securities and Exchange Commission, have been excluded from this computation since such persons may be deemed affiliates of the Registrant. The determination of affiliate status for this purpose is not necessarily a conclusive determination for other purposes. At June 30, 2007, the Registrant had 57,643,794 shares of its common stock, $0.001 par value, issued and outstanding.

There were 71,629,640 shares of the Registrant's common stock, $0.001 par value, outstanding on February 22, 2008.

DOCUMENTS INCORPORATED BY REFERENCE

The Registrant has incorporated by reference the information required by Part III of this Annual Report on Form 10-K from its proxy statement relating to the 2008 Annual Meeting of Stockholders of the Registrant, to be filed within 120 days after the end of its fiscal year ended December 31, 2007.

OMNITURE, INC.

ANNUAL REPORT ON FORM 10-K
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K, including the "Management's Discussion and Analysis of Financial Condition and Results of Operation" section in Item 7 of this report, and other materials accompanying this Annual Report on Form 10-K contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. These statements relate to our, and in some cases our customers' or partners', future plans, objectives, expectations, intentions and financial performance and the assumptions that underlie these statements. These forward-looking statements include, but are not limited to, statements concerning the following: our ability to achieve or maintain profitability; the impact of quarterly fluctuations of revenue and operating results; the acceptance of our pricing model; our business plan and growth management; operating expenses including research and development expenses, general and administrative expenses; business expansion; expansion of our sales and marketing capabilities; growth of the number of Internet users, Internet commerce and the market for on-demand services and online business optimization; changing technological developments; expansion of product and service offerings, including the development of new and improved services; scalability, reliability, efficiency and performance of our platforms; our ability to provide adequate service to customers; network and systems integrity; retention of key employees; the release of future versions of current services; levels and sources of revenue; our ability to effectively integrate our recent acquisitions; future acquisitions of or investments in complementary companies, products, services or technologies; acquisition of new customers; customer renewal rates; our expectations concerning relationships with third parties, including technology integration, channel partners, resellers and key customers; our ability to compete effectively in the market and the competitive factors that impact the market; levels of capital expenditures; issuance of common stock for acquisitions; changes in stock-based compensation; future cash requirements and sufficiency of our existing cash; fluctuations in interest rates and foreign currency exchange rates; our ability to attain certain economies of scale; expansion of our network infrastructure; our ability to utilize our network hardware more efficiently; legal proceedings; our future license payments under our patent license agreement with NetRatings; adequacy of our intellectual property; changes in U.S. and international laws regarding privacy, private information, the Internet and other areas; changes in accounting standards; maintenance of adequate internal controls; utilization of net operating loss and tax credit carryforwards to reduce our tax payments in future periods; the trends of our costs and expenses; staffing, direct sales force and expense levels; expansion of our European and other international operations; adequacy of our capital resources to fund operations and growth; customer costs of ownership; expenditures related to equipment operating leases; and ability to liquidate auction rate securities without loss.

You can identify these and other forward-looking statements by the use of the words such as "may," "will," "could," "would," "should," "expects," "plans," "anticipates," "estimates," "intends," "potential," "projected," "continue," or the negative of such terms, or other comparable terminology. Forward-looking statements also include the assumptions underlying or relating to any of the foregoing statements.

These statements are based on current expectations and assumptions regarding future events and business performance and involve known and unknown risks, uncertainties and other factors that may cause industry trends or our actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these statements. These factors include those set forth in the following discussion and within Part I, Item 1A "Risk Factors" of this Annual Report on Form 10-K and elsewhere within this report.

Although we believe that expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We will not update any of the forward-looking statements after the date of this annual report on Form 10-K to conform these statements to actual results or changes in our expectations, except as required by law. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this annual report on Form 10-K. You should carefully review the risk factors described in other documents that we file from time to time with the U.S. Securities and Exchange Commission, or the SEC.

Omniture SiteCatalyst, Omniture DataWarehouse, Omniture Discover OnDemand, Omniture Discover OnPremise, Omniture Genesis, Omniture SearchCenter, Omniture Test&Target, Omniture TouchClarity, Omniture Offermatica, Omniture SiteSearch, Omniture Publish and Omniture SiteCatalyst HBX are among the trademarks or registered trademarks owned by or licensed to Omniture, Inc. All other brand and product names are or may be trademarks of, and are used to identify products or services of, their respective owners.

PART I

ITEM 1. *Business*

Overview

We are a leading provider of online business optimization services, which our customers use to manage and enhance online, offline and multi-channel business initiatives. Our Omniture online business optimization platform, which we host and deliver to our customers on-demand, consists of Omniture SiteCatalyst, our flagship service, and our Omniture DataWarehouse, Omniture Discover OnDemand, Omniture Genesis, Omniture SearchCenter, Omniture Test&Target, Omniture SiteSearch and Omniture Publish services and our Omniture Discover OnPremise software. These services, built on a scalable and flexible computing architecture, enable our customers to capture, store and analyze information generated by their Web sites and other sources and to gain critical business insights into the performance and efficiency of marketing and sales initiatives and other business processes. This information is also utilized to automate the delivery of content and marketing offers on a Web site and test site design and navigational elements to optimize the user experience and revenue opportunities for our customers. Our services provide customers with real-time access to online business information, the ability to generate flexible reports using real-time and historical information and the ability to measure, automate and optimize critical online processes. Our services, accessed by a standard Web browser, reduce the need for our customers to make upfront investments in technology, implementation services or additional IT personnel, thereby increasing our customers' flexibility in allocating their IT capital investments.

We market our on-demand services to sales, marketing and business professionals responsible for online business across a broad range of industries, including automotive, financial services, media, retail, technology and travel. We currently have over 4,400 customers in 86 countries. Our customers include America Online, Apple, British Telecom, Comcast, Disney, eBay, Expedia, Ford Motor Company, Gannett, General Electric, Hewlett-Packard, Major League Baseball, Microsoft, Nextel, Rakuten, Sony and Telstra. In 2007, our on-demand services captured data from nearly 2.2 trillion transactions for our customers.

We were founded in 1996, began offering our on-demand online business optimization services in 1997 and began selling these services to enterprises in 2001. We were incorporated in 1998 as SuperStats.com, Inc., a Utah corporation. In 1999, we changed our name to MyComputer.com, Inc. and reincorporated in the State of Delaware. In 2002, we changed our name to Omniture, Inc.

Recent Acquisitions

Acquisition of Instadia A/S

In January 2007, we acquired all of the outstanding voting stock of Instadia A/S, or Instadia, a provider of enterprise, on-demand Web analytics services based in Copenhagen, Denmark. We purchased Instadia to acquire its existing customer base, key personnel and technology. The preliminary aggregate purchase price was approximately $14.3 million, which consisted of (1) total cash consideration of approximately $11.4 million, (2) restructuring charges of approximately $2.4 million, (3) acquisition-related costs and (4) a license payment to NetRatings Inc., or NetRatings, related to the Instadia acquisition of approximately $0.3 million, which we elected to make in February 2007 in accordance with the terms of the settlement and patent license agreement entered into with NetRatings in February 2006.

Acquisition of Touch Clarity Limited

In March 2007, we acquired all of the outstanding voting stock of Touch Clarity Limited, or Touch Clarity, a provider of enterprise, on-demand, automated onsite behavioral targeting and optimization solutions, based in London, England. The preliminary aggregate purchase price was approximately $61.3 million, which consisted of (1) total cash consideration of approximately $29.5 million, (2) the issuance of approximately 0.8 million shares of our common stock valued at approximately $22.1 million, net of issuance costs, (3) the fair value of substituted options, (4) acquisition-related costs and (5) a license payment to NetRatings related to the Touch Clarity

acquisition of approximately $0.5 million, which we elected to make in April 2007 in accordance with the terms of the settlement and patent license agreement entered into with NetRatings in February 2006.

Acquisition of Offermatica Corporation

On December 13, 2007, we acquired all of the outstanding voting stock of Offermatica Corporation, or Offermatica, an on-demand provider of A/B and multivariate testing solutions that enable companies to define and test the structure and other elements of their Web sites. The preliminary aggregate purchase price was approximately $60.4 million, which consisted of (1) cash consideration of approximately $33.6 million, (2) the issuance of approximately 1.0 million shares of our common stock valued at approximately $24.8 million, (3) acquisition-related costs and (4) a license payment to NetRatings of approximately $0.9 million related to the Offermatica acquisition, which we elected to make in January 2008 in accordance with the terms of the settlement and patent license agreement entered into with NetRatings in February 2006.

Acquisition of Visual Sciences, Inc.

On January 17, 2008, we acquired all of the outstanding voting stock of Visual Sciences, a provider of on-demand Web analytics applications. Under the terms of the acquisition, each outstanding share of Visual Sciences capital stock was converted into 0.49 of a share of our common stock and $2.39 in cash. In connection with the acquisition, options to purchase Visual Sciences common stock outstanding at the time of closing were assumed by us and converted into options to purchase shares of our common stock, based on an option exchange ratio pursuant to the terms of the definitive agreement.

The preliminary aggregate purchase price was approximately $437.5 million, which consisted of (1) the issuance of approximately 10.3 million shares of our common stock upon closing of the acquisition, valued at approximately $354.6 million, net of issuance costs, (2) cash consideration of approximately $50.1 million, (3) the fair value of assumed Visual Sciences stock options, (4) acquisition-related costs, (5) restructuring costs and (6) a license payment of approximately $2.3 million to NetRatings in accordance with the settlement and patent cross-license agreement entered into by Visual Sciences with NetRatings in August 2007. For accounting purposes, we have not yet made a final determination of certain components of the Visual Sciences purchase price. Accordingly, the aggregate purchase price is still preliminary and subject to further adjustment as additional information becomes available to us. There can be no assurance that the final determination will not result in material changes from these preliminary amounts.

We also issued approximately 0.1 million shares of our common stock in exchange for unvested Visual Sciences restricted stock awards that remain subject to forfeiture based on the original vesting schedule applicable to such awards. We will be required to pay up to an additional approximately $0.5 million in cash consideration as these restricted stock awards become vested.

Industry Background

Broad Commercial Utilization of the Internet

The Internet has fundamentally altered the way businesses and consumers purchase goods and services. The Internet has redefined many business processes and has created opportunities for new online businesses, as well as for existing offline businesses seeking to capitalize on online initiatives. Businesses are investing in innovative online initiatives to increase sales, improve customer service, enhance brand awareness, decrease time-to-market for their offerings, reduce fulfillment costs and increase operational efficiency. In addition to generating online sales, these online initiatives are increasingly designed to have, and have had, a direct impact on offline business as well.

We expect that the scope and scale of commercial Internet usage will continue to increase. The roll-out of broadband networks and mobile networks, particularly in emerging geographic markets, will contribute to the growth of Internet usage. Internet commerce should also continue to grow.

Need to Measure and Automate Online Business

In order to make informed decisions about priorities and investments in online marketing and other commercial initiatives, businesses require timely and accurate measurement of customer behavior. The proliferation of Internet usage and the fact that nearly every user interaction on a Web site can be captured by the owner of the Web site have resulted in the creation of an unprecedented amount of data about how a business's customers interact and transact business with it. Businesses are increasingly realizing the benefit of using information gained from online customer interactions to improve functional areas, such as sales, product development, marketing, pricing, manufacturing and inventory management. The interactive and measurable nature of Internet activity also enables businesses to determine how customers arrived at their Web sites and to what extent the costs they incur to increase site traffic are generating sales.

The increasing scale and dynamic nature of both online business and offline business influenced by online interaction necessitate that businesses automate the processes by which they capture, analyze and act upon information generated by their Web sites. The sheer volume of Web activity and the variability or spikes in traffic create a significant, and at times unpredictable, amount of information. For a popular online business, the amount of information generated can exceed a terabyte per month and can vary substantially based on seasonality, promotions and special events. For any unique visitor and transaction, over 100 different variables can be captured, such as page name, language, currency, operating system, search engine and ad channel, all of which need to be stored over time and readily accessible for analysis. Businesses also need solutions that can integrate with other internal and external enterprise business systems to automate and drive critical business processes. For instance, many businesses still attempt to understand the effectiveness of, and to implement their bidding strategies for, tens of thousands of paid search keywords using stand-alone spreadsheets and manual processing. An automated solution that could measure keyword bidding based upon a variety of specific business objectives and also integrate with third-party search sites and internal financial systems to bid automatically in real time on the most effective keywords would improve the effectiveness of online marketing initiatives. In addition, the ability to leverage behavioral data, or data collected from an online visitor interaction with a company's Web site, to deliver the most relevant content or marketing offer automatically in real time would improve online user experiences and translate into increased customer loyalty and revenue.

Opportunity to Optimize Online Business

Measuring online behavior and automating the capture and analysis of data are just the beginning of making more informed business decisions. Businesses also need to optimize the results of their online business activities. For instance, businesses have historically measured the success of their online marketing programs by simple click-through rates or conversion rates, the latter being the percentage of click-through users who make a purchase or otherwise engage in the desired customer action during the online session. However, the effectiveness of online marketing can be optimized by analyzing and acting upon deeper information such as repeat visits, transactions generated, registrations, traffic pathways (various paths of online visitor traffic flow), eventual conversion (desired customer action taken in subsequent visit) or success over time (lifetime value of customer) as well as comparing the relative effectiveness of different marketing channels. Online businesses utilize a large and growing number of complex and diverse communication channels to market to customers, including display advertising, paid search advertising, e-mail, affiliate marketing, blogs, podcasts, video, rich internet applications and comparison shopping engines, as well as traditional offline initiatives. The emergence of multi-channel marketing initiatives, which combine traditional offline marketing initiatives such as television, print, magazine, newspapers, radio and catalog with online marketing initiatives, makes the measurement and analysis of online behavior more challenging, but presents additional opportunities to optimize results. For example, businesses want to measure and understand the impact of their advertising initiatives across all these channels, not only to determine how much credit should be given to a particular channel and to understand cross-promotional effectiveness, but more importantly to make adjustments in the way channels are utilized and the amount of resources that are allocated to them.

Businesses have generally relied on a combination of manual processes, point tools and proprietary approaches to manage their online business initiatives. These approaches have a number of critical limitations, including the following:

Disaggregated View of Customer Information. To measure and automate its Web site activity, a typical online enterprise can use numerous different systems and tools such as advertising servers, Web content management, Web analytics tools, customer relationship management software, order management systems, price optimization tools, keyword bid management tools, internal search optimization tools and site conversion optimization tools, as well as custom and proprietary technologies. Because each of these tools or systems is designed to address a specific channel and customer behavior at a certain time and many of them use their own underlying processing and storage capabilities, they collectively have limited ability to measure customer behavior across multiple channels and throughout the lifecycle of the customer.

Limited Scalability. Existing approaches for data capture and analysis have difficulty scaling to address the traffic volumes, amounts of data and unpredictability of online businesses. Some Web sites such as sports sites and ticket sites can experience periodic traffic spikes in excess of 100 times normal volumes. Few point solutions and manual processes are designed to perform under these circumstances. To the extent that a company integrates multiple disparate point tools, any one tool can limit overall scalability. In order to process in real time the significant volumes of data generated, businesses must make significant investments in IT infrastructure, including a flexible computing architecture that allows for the easy addition of excess computing resources to handle spikes in traffic.

Limited Integration with Enterprise Systems. Existing approaches generally have limited ability to integrate with internal or external systems. In order to realize the full value of online customer information in an automated and efficient manner, information needs to be disseminated across the business and integrated with internal enterprise systems such as sales force automation, or SFA, marketing, product development, customer service and financial systems, as well as external systems such as ad serving or e-mail services. Few point solutions available today integrate automatically with broader enterprise systems, with the result that business processes are limited and business insight cannot be easily leveraged across the enterprise for improved decision making.

Slow Implementation and Adoption. Using custom or proprietary approaches or integrating point tools to manage online businesses has generally required lengthy and complicated deployments and significant investments to manage the multiple tools and technologies. These approaches generally require custom programming, changes to existing business processes, changes to a business' Web site, installation of third-party technologies and systems, re-configurations of Internet browsers, and ongoing investment in computing resources. These approaches generally have complex interfaces and are designed for technology-savvy IT professionals or require significant training for others to use them effectively. As a result, user adoption is limited, reducing the effectiveness of these systems and limiting a business' ability to meet its objectives.

We believe that businesses seeking to enhance their online presence need an online business optimization platform with the functionality, scalability and flexibility to manage and improve the important aspects of their business activities.

Our Online Business Optimization Platform

We are a leading provider of online business optimization services, which we host and deliver to our customers on-demand to manage and enhance online, offline and multi-channel business initiatives. Our Omniture online business optimization platform consists of Omniture SiteCatalyst, our flagship service, and our Omniture Data-Warehouse, Omniture Discover OnDemand and Discover OnPremise, Omniture Genesis, Omniture SearchCenter, Omniture Test&Target, Omniture SiteSearch and Omniture Publish services. These services enable our customers to capture, store and analyze information generated by their Web sites and other sources and to gain critical business insights into the performance and efficiency of marketing and sales initiatives and other business processes. This information can then be utilized to automatically deliver content and marketing offers on a Web site to optimize the user experience and revenue opportunities for our customers. Our platform integrates with proprietary tools and numerous third party online marketing services applications in key categories such as ad serving, e-mail marketing, site optimization and site search, to enable our customers to attain a more unified and consistent view of user

activity. Our services provide customers with real-time access to online business information, the ability to generate flexible reports using real-time and historical information and the ability to measure, automate and optimize critical online processes. Because our services are accessed by a standard Web browser, their deployment reduces the need for our customers to make upfront investments in technology, implementation services or additional IT personnel, thereby increasing our customers' flexibility in allocating their IT capital investments.

Key benefits of our platform include:

- *Increased Sales and Profitability.* We believe our services provide businesses of all sizes the ability to increase sales and profits through more informed decision-making and delivery of automated content and marketing offers. Our services enable customers to capture and measure user activity on their Web sites and automate business processes, such as online marketing, to increase conversion of Web site visitors to customers and to enhance the efficiency of multi-channel marketing and e-commerce initiatives. By utilizing our services, our customers are able to identify trends in customer behavior in real time and to direct business expenditures towards initiatives that they believe will increase sales, maximize profitability and enhance customer service and thereby gain a competitive advantage.

- *Flexible Platform to Manage Online Business.* Our services are based on a technology platform that manages online business data from a centralized information store. Our multi-tenant technology platform is based upon a massively scalable computing architecture that allows us to share common computing resources simultaneously across our customer base while maintaining the integrity and security of each customer's data. Our technology is built on a standards-based platform, which allows for interoperability with other third-party and proprietary systems. Additionally, customers can request data in flexible formats, such as scheduled data and report pushes, real-time data querying and retrieval, e-mailed reports and alerts, and custom data feeds. Our customers can configure the interface to our services to segment access privileges across their user base to deliver the most relevant data for each user while, at the same time, using permission-based policies to restrict the data available to any given user.

- *Enterprise Class Scalability, Performance, Security and Support.* Our platform is designed to scale to meet the needs of the largest and most sophisticated online operations in the world. Our customers rely on us to capture and manage significant volumes of data securely and accurately while providing immediate application availability and flexible real-time reporting. In 2007, we captured data from almost 2.2 trillion transactions, and we currently manage over 2.25 petabytes of data for our customers. Our massively scalable architecture enables us to dynamically shift computing resources in our data centers to maintain application availability during periods of intense activity and spikes in traffic at any particular customer's Web site. We provide our customers with comprehensive implementation, support services, best practices consulting and training through Omniture University, which offers our customers a range of traditional and online training. To support the operations of multi-national customers, Omniture SiteCatalyst, Omniture DataWarehouse, Omniture SearchCenter, Omniture Discover OnDemand and Omniture Genesis services are available in Chinese, French, German, Japanese, Korean and Spanish, support all global currencies and provide automated conversion among these currencies based on current exchange rates.

- *Platform Integration Partnerships.* We have designed our platform and our Omniture SiteCatalyst service to integrate with leading online marketing applications. Through Omniture Genesis, we have over 100 application partner relationships across important marketing services categories such as ad serving/display advertising, e-mail marketing, content management, client relationship management/sales force automation, or CRM/SFA, multivariate testing, community rankings and review, user experience and site search/content guidance. By enabling our customers to integrate third-party online marketing services applications with the Omniture platform, we allow them to link previously disparate technologies and data sources.

- *Independent, Unaffiliated Service Provider.* Our platform consolidates information across multiple online channels, enabling our customers to achieve a more unified view of user behavior and measure their multi-channel marketing initiatives more effectively. However, we are unaffiliated with any particular marketing channel or service provider and therefore can provide reliable and secure information that is independent. As such, we provide our customers with objective insight into the effectiveness of their multi-channel marketing expenditures across multiple channels, Internet vendors and partners.

- *Reduced Capital Investment through On-Demand Hosted Model.* We deliver our services through an on-demand, hosted model. Our on-demand model enables our customers to align their expenditures to their required level of service. As a result, our customers are able to limit their upfront investments in technology infrastructure, third-party software and systems, and more effectively leverage their own IT personnel. Our services can be deployed rapidly, as our solution is designed to integrate seamlessly and securely with a customer's internal systems. All upgrades are implemented by us on our servers, and therefore all of our customers can benefit immediately from them.

Our Strategy

Our objective is to build upon our role as a leading provider of on-demand online business optimization services and to increase the value of our services for businesses worldwide. We intend to pursue this strategy through internal initiatives and selective acquisitions. Key elements of our strategy include:

- *Rapidly Expand Our Customer Base.* We believe the market for online business optimization is in its early stages, and we intend to expand our customer base rapidly by investing in our direct sales force, increasing our product marketing efforts and expanding our distribution channel partnerships. In particular, we believe there is an unmet need for our services in international markets, and we intend to expand our presence aggressively in Europe, as illustrated by our acquisitions of Instadia and Touch Clarity, and in the Asia-Pacific region.

- *Extend Our Technology Leadership Position.* We believe our highly scalable, enterprise-class technology platform, which we built expressly for the purpose of online business optimization, provides us with a significant technology lead. Our technology is being used by many of the largest and most complex online operations in the world. We intend to continue to invest in improving the scalability, reliability and performance of our platform and in extending the features and functionality of our platform. This has been illustrated by our acquisitions of Touch Clarity, Offermatica and Visual Sciences and broad extension of the Omniture Genesis network.

- *Broaden Our Online Business Optimization Platform Capabilities.* We believe our platform, built around our Omniture SiteCatalyst service, provides a foundation for offering additional business optimization services to our customers. For example, during 2006, we released our Omniture SearchCenter service, which enables customers to automatically enhance the effectiveness of their paid search keyword bids, and Omniture Genesis, which enables customers to integrate their third-party marketing applications into Omniture SiteCatalyst. In early 2007, we released version 2.0 of Omniture Discover, an advanced data segmentation tool, and acquired Omniture TouchClarity, now a part of Omniture Test&Target, which utilizes behavioral data collected from Omniture SiteCatalyst to automatically deliver relevant content and marketing offers. In December 2007, we acquired Omniture Offermatica, now a part of Omniture Test&Target, which utilizes behavioral data collected from Omniture SiteCatalyst to perform A/B and multivariate tests of site content, design and navigational elements, and to present marketing content based on customer segments. In January 2008 we acquired Visual Sciences, which in addition to extending the opportunity for our platform to their analytics customer base resulted in the addition of the following products to our offerings: Omniture Discover OnPremise, a sophisticated technology for performing deep analysis on offline, multi-channel data and to combine that data with online data captured in a customer's data warehouse; Omniture SiteSearch, an intra-site search technology that enables our customers to assist their site visitors in searching, finding and accessing content, products and information; and Omniture Publish, a Web content management solution. We expect to continue to make acquisitions of, or investments in, complementary services, technologies or businesses to address the need to develop new products and enhance existing products.

- *Develop and Expand Strategic Relationships To Extend Our Platform and Distribution Channels.* An important element of our growth strategy is to continue developing strategic relationships with third parties that can help us broaden our online business optimization platform and continue to develop new distribution channels for our services. We believe our services are attractive to our partners because they are able to leverage the information and capabilities of our platform to enhance their solutions. We intend to continue

establishing relationships with third parties in order to provide broader and more integrated functionality to our customers. In addition, we intend to build new relationships and leverage existing relationships with channel, consulting and reseller partners in order to complement our direct selling efforts and extend our market reach.

- *Remain Intensely Focused on Our Customers' Success.* We believe that our customers' success is critical to our success. We intend to remain intensely customer-centric as we develop our new services and improve our existing services. Our close relationships with our customers and our rapid responsiveness to their requests have been key elements in our development efforts to date and will remain central to our strategy in the future. For example, certain key features of all of our products, and of Omniture SearchCenter, Omniture Discover OnDemand, Omniture Discover OnPremise and Omniture Genesis in particular, were in direct response to feedback from our customers and the need for the advanced optimization technology acquired from Touch Clarity and Offermatica was the driving factor in our decision to pursue those acquisitions. In addition, through programs such as Omniture University and Omniture Consulting, as well as our certified consulting partners, we are committed to continuing to deliver superior education, training and consulting services to our customers to enable them to enhance the value of our services.

Omniture Online Business Optimization Services

Our core service offering is Omniture SiteCatalyst, which provides a flexible, customizable interface to analyze and manage the information we collect regarding interactions on our customers' Web sites. Omniture SiteCatalyst was responsible for 95%, 89% and 78% of our total revenue during 2005, 2006 and 2007, respectively. Omniture DataWarehouse provides customers with real-time access to their data for analyses of historical and current information. Omniture Discover OnDemand supplements Omniture DataWarehouse by providing customers with a sophisticated service to perform deeper analysis and segmentation of the data captured in the customer's data warehouse. Omniture Discover OnPremise allows companies to perform deep analysis on offline, multi-channel data and combine that data with online data captured in the customer's data warehouse. Omniture Genesis, a wizard-based interface that guides users through pre-configured application integrations, automates the integration of more than 125 third-party marketing applications and platforms with Omniture SiteCatalyst. Omniture SearchCenter facilitates the placement and optimization of paid search campaigns, a critical area of online marketing and is integrated with our Omniture SiteCatalyst and Omniture DataWarehouse services, removing the need to transfer data to third-party providers or to in-house systems, enabling data integrity and providing the opportunity for real-time search optimization. Omniture Test&Target, which combines our former Omniture TouchClarity and Omniture Offermatica products, integrates with Omniture SiteCatalyst, Omniture DataWarehouse and Omniture Discover OnDemand to automate the delivery of relevant content and marketing offers based on user behavior and utilizes behavioral data collected from Omniture SiteCatalyst to perform A/B and multivariate tests of site content, design and navigational elements, and to present marketing content based on customer segments. Omniture SiteSearch enables customers to ensure that their Web site visitors can easily search, find and access content, products and information. Omniture Publish is an on-demand Web content management solution that enables our customers to easily create, manage and update Web content. We intend to continue to develop and acquire additional services leveraging our platform.

Omniture SiteCatalyst

The core features of our Omniture SiteCatalyst service include:

Optimum Path Engine	Enables our customers to understand the traffic flows through their site. Using the data provided by this engine, our customers can choose from several different visual reports, including visual ClickMaps and reports showing most common actions (such as viewing a particular page online) occurring before or after a particular action, as well as actions that initiate and terminate a session. The Optimum Path Engine further identifies where customers abandon multi-step processes.

Advanced Segment Insight	Allows our customers to visually construct segments using behavior-based and demographic segment criteria and then create reports reflecting just the activity of users meeting all the segment criteria. Using this technology, our customers can identify where their most valuable Web site visitors originate, enabling them to allocate more advertising dollars to that source. Our customers are also able to identify visitors who abandon the conversion process and to launch remarketing efforts to bring them back to the Web site.
VISTA	Allows insertion of custom data-processing rules into our application. These rules can be used to segment data in real time based on customer-specified criteria.
Excel Integration	Allows customers to designate areas of Microsoft Excel worksheets that are linked to data from within the Omniture SiteCatalyst service. This data can be used as native Excel from within the application, such as formatting and formulas, and can be updated from information within the Omniture SiteCatalyst service.
Dashboards	Allows customers to view the information most important to them in a single-page customizable view. Dashboards can be downloaded or scheduled for automated delivery in a variety of formats.
Alerts	Allows customers to define key performance metrics and thresholds for monitoring. An e-mail alert is sent whenever one of these key performance indicators has been triggered.
Online Business Administration Console	A self-service configuration and management tool that allows our customers to create, configure and manage report suites pertaining to a specific source of traffic that has been identified by the customer; manage user access and permissions for individuals, groups and functions by roles and entitlements; deploy and manage multiple currencies and languages; generate data collection code by application type, including Web pages, wireless devices, and rich Internet applications; and provides open access to external provision systems through a Web services application protocol interface and software developer kit.
Web 2.0 Business Optimizations	Tools that allow companies to correlate advertising, subscriptions, memberships and revenue with user generated content, such as blogs, videos, reviews, rating and forums, or social networking.
Visitor Interaction Profiling (VIP)	Helps companies enrich customer profiles in accordance with their privacy policies to identify and analyze important customer segments, enabling them to deliver more targeted messages, products and services.

Following our acquisition of Visual Sciences, Inc., HBX, Visual Sciences' Web analytics service, is now known as Omniture SiteCatalyst HBX. While we do not intend to undertake any additional development of Omniture SiteCatalyst HBX, we intend to continue to support existing Omniture SiteCatalyst HBX Web analytics customers while we integrate certain key features of the HBX service into Omniture SiteCatalyst.

Omniture DataWarehouse

Omniture DataWarehouse stores a comprehensive record of all online visitor events, transactions and interactions that have occurred on our customers' Web sites. Our customers can directly access Omniture

DataWarehouse to design reports and run queries according to their specific needs. Our customers can also receive direct data feeds from the DataWarehouse to incorporate into their offline systems.

Omniture Discover OnDemand

Omniture Discover OnDemand, which provides a view into Omniture DataWarehouse's data store and allows customers to quickly create a wide variety of visitor segments and to analyze those segments across various periods and at various levels of detail.

The core features of our Omniture Discover OnDemand service include:

1-Click Segmentation	Allows our customers in real time to define marketing segmentation criteria easily and create segments of customers while viewing how those segments influence the analysis as criteria are added to the segments.
N-Dimensional Analysis	Allows our customers to refine their analyses by enabling them to correlate the relationships between any and all data elements, which we sometimes refer to as data dimensions, with any other data elements.
Virtual Focus Group	Allows our customers to understand the Web site experience of individual customers and gives them the ability to create focus group segments based on desired attributes.
Advanced Fall-out Analysis	Allows our customers to dynamically build and analyze online processes to improve conversion.
Dynamic Path Flow	Allows our customers to explore paths customers follow through the Web site to optimize campaign conversion, content placement and site navigation.

Omniture Discover OnPremise

Omniture Discover OnPremise (formerly known as Visual Sciences Platform 5 and associated products) became a product offering as result of the closing of the Visual Sciences acquisition. It is designed for creating specific applications to analyze offline channels, such as retail point-of-sale and call centers, helping organizations understand how customers engage across the entire business.

Call Optimization	Enables companies to analyze the usage and performance of large and complex interactive voice response systems and services to build a comprehensive view of voice channel activity and better understand what is driving call volumes.
Point-of-Sale Optimization	Analyzes retail channel performance, enabling companies to better understand their customer segments, examine purchase patterns and determine what motivates customer buying behavior.

Omniture SearchCenter

Omniture SearchCenter provides a single, easy-to-use interface that consolidates and simplifies keyword marketing and automates the time-consuming process of managing multiple paid search keyword bids with leading search engines, such as Google, Yahoo!, Microsoft adCenter, MIVA, Ask and others. Using customizable business rules, Omniture SearchCenter helps our customers automate keyword strategies and processes, target keyword marketing by behavior and lifetime value, improve keyword performance with integrated analytics and improve cross-channel marketing results.

Features of our Omniture SearchCenter service include:

Integrated Analytics	Provides an integrated view of keyword purchasing data with site activity, including the success resulting from individual keywords and ads, and key performance metrics, such as product sales.
Keyword Classifier	Allows keywords to be categorized into groups by characteristics. Customers can then view reports across the dimensions created by these classifications as well as interact with entire groups of keywords as if they were a unit (such as by applying a common business rule across all words that share a common classification).
Rule Builder Bid Strategies	Allows automated modification of keyword spending based on keywords or groups of keywords. Customers can specify a set of rules, which can include a combination of performance analytics as well as keyword publishing information (for example, if conversion drops below a certain threshold, decrease spending accordingly), to apply against their active keywords. Whenever a rule criterion is met, the actions described by the rule are automatically executed. Omniture SearchCenter contains a library of automated best-practice strategies and also allows customers to create customized rules for their specific bidding strategies.
Excel List Management	Allows customers to manage keywords entirely within Excel. This feature can automatically populate a worksheet showing keywords, spending and other information. Customers can modify this information in Excel and, by clicking on a button, transfer the changes into Omniture SearchCenter.
AdMatch	Associates keywords with the precise text ad that was served. This allows our customers to gain greater insight into which keywords and text ads are performing.

Omniture Test&Target

Omniture Test&Target combines the technology acquired from our acquisitions of Touch Clarity and Offermatica, our former Omniture TouchClarity and Omniture Offermatica products, to create an integrated solution for A/B testing, multivariate testing, campaign optimization and behavioral targeting. This service integrates with Omniture SiteCatalyst, Omniture DataWarehouse and Omniture Discover OnDemand to automate the delivery of relevant content and marketing offers based on user behavior and utilizes behavioral data collected from Omniture SiteCatalyst to perform A/B and multivariate tests of site content, design and navigational elements, and to present marketing content based on customer segments.

Features of our Omniture Test&Target service include:

Real-time Learning & Targeting	Omniture Test&Target learns and updates targeting models in real-time with each click or interaction, to present content appropriate for driving increased engagement. Each anonymous visitor is scored individually, so targeted content is served based on a visitor's unique interests and preferences. Visitor interests are learned organically through machine learning and predictive algorithms.
Cross-session Targeting	Omniture Test&Target learns from the first visit through subsequent visits and interactions to improve the summary of site usage and the customer's ability to target content and marketing offers to its visitors. Conversion events that occur in future sessions are measured and attributed back to the original session for reporting and transparency.

Multi-channel Profile Sharing — Omniture Test&Target offers an open targeting system designed to allow anonymous visitor attributes to be added to the visitor summary including offline data, such as product holdings, time on file and other non-personally identifiable information. This allows for better targeting and improved relevance.

Automation — With no business rules or segments to define and manage, Omniture Test&Target's self-learning, automated targeting technology is designed to streamline the optimization process.

Session Optimization — Omniture Test&Target enables customers to develop the best landing page for their visitors, as well as optimize the entire user experience from click-to-close. Customers can test display ad creative, search and display ad landing pages, and other on-site elements together to understand and deliver an engaging and relevant experience for their users.

On-Site Behavioral Targeting — Allows customers to provide visitors with a more relevant experience. Omniture Test&Target's behavioral targeting enables customers to create custom visitor groups based on behavior and then deliver targeted content to those groups and to easily segment its visitors based on their actions like selecting a product category, viewing an article or clicking through an e-mail offer. Customers can then test different content to see what is most effective at driving relevance for its visitor groups.

Real-Time Reporting and Analytics — Omniture Test&Target provides actionable information about customer campaigns in easy to use, real-time reports that the customer's entire marketing team can understand. Omniture Test&Target also integrates with Omniture SiteCatalyst and other analytics platforms so that the results of customers' tests and targeted campaigns can be viewed alongside their other site performance.

Supports Search Optimization — Omniture Test&Target was also designed to not damage a customer's natural search rankings. Omniture Test&Target's architecture is friendly to customers' existing search engine optimization, or SEO, efforts and allows customers to test offers without affecting their natural search rankings.

Easy Integration — Omniture Test&Target's Web-based application sits outside of a customer's IT infrastructure. It is designed to make it easy to get up and running on any existing Web site — with little to no IT resources. Customers access Omniture Test&Target over the Internet to setup content options and rules for test campaigns. Omniture Test&Target delivers that content to pre-defined regions on the customer's site, referred to as mboxes, which are created by the insertion of a small amount of Javascript on a customer's HTML page.

When a visitor requests an Omniture Test&Target-enabled page, their browser communicates with the Omniture Test&Target server to find out what content to display. If the visitor is determined to be a member of a targeted test group, they will get the content designated for that group for the duration of the test period.

Omniture Test&Target works seamlessly with:

- Dynamic and static Web sites;

- Content management systems;
- Flash and other rich media; and
- Content delivery networks (such as Akamai).

Scalability	Omniture Test&Target has been designed to handle large traffic volumes without impacting the performance or integrity of the visitor's experience.

Omniture Genesis

Omniture Genesis automates the integration of third-party marketing applications into Omniture SiteCatalyst. Using a wizard-based interface, customers can select from a list of more than 125 application and platform partners, including leading ad serving/display advertising, e-mail marketing, content management, CRM/SFA, multivariate testing, community rankings and review, user experience and site search/content guidance, to integrate these disparate applications into the Omniture online business optimization platform. This integration enables our customers to more effectively manage their online businesses by providing a single platform to run multiple marketing applications, which reduces the need for customers to independently access multiple data sets and reporting systems to gain insights into their online initiatives and to make decisions on how to optimize business performance. Omniture Genesis currently integrates with applications from more than 125 application and platform partners, including:

Category	Partner
Ad Network	Advertising.com, Blue Lithium and Dotomi
Ad Serving	Atlas, DMT, DoubleClick Inc. and Sapient
Behavioral Targeting	Memetrics
Content Management	Interwoven, Mediasurface and Vignette
CRM/SFA	salesforce.com, Inc.
E-mail Marketing	Acxiom Digital, Alterian, BlueHornet, Bronto, CheetahMail Inc., ContactLab, eCircle, Emailingsolutions, EmailReaction, EmailVision, Epsilon Interactive, ExactTarget, Got, Harte-Hanks, Inboxmarketer, iPost, Knotice, Komunik, Loyalty Lab, Marketbright, Merkle/Quris, Neolane, Optivo, Redeye, Responsys Inc., Rocketseed, Sapient, Silverpop Systems, Inc., SmartFocus, Strongmail, SubscriberMail, ThinData, Tripolis, WhatCounts, YesMail and Zustek
Information Access/Internal Search	Celebros, Endeca Technologies Inc., FAST Search and Transfer ASA, Fred Hopper, Mercado Software Inc. and SLI Systems
Landing Page Optimization	Kefta, Optimost and Widemile
Performance Management	Coradiant, Radware and TeaLeaf
Rich Media	Allurent and Brightcove
Search Marketing Optimization	Ask.com, Efficient Frontier, Enhance Interactive Inc., Google, Inc., LookSmart Ltd., Mirago, MIVA Inc., MSN, SearchFeed, Yahoo! and YourAmigo
User Experience/Surveys	Bizrate, Foresee Results, Inc., iPerceptions, Leotrace, OpinionLab, Inc. and Usability Sciences
Community Rankings and Reviews	Bazaarvoice Inc. and Power Reviews
Other	ABC Interactive, Aprimo, Claritas/Prism, ClearSpring, Digital Envoy, Expresso, Kwiry, Linkshare, InstantService, InsideSales, Maxamine Inc., Oracle, Orange Soda, SimpleFeed and vTrenz

Each Omniture Genesis accredited application partner must complete a validation process designed to verify the quality of a number of features of the partner's application. A key part of Omniture Genesis is our Open Transaction Framework Technology, which facilitates the collection and integration of data. It is managed through a single point, accesses business-specific customer attributes, and utilizes our existing image and URL management

algorithms and code, which enables our customers to implement third-party applications more quickly and cost-effectively.

Omniture SiteSearch

Omniture SiteSearch (formerly known as Visual Sciences Search) became a product offering as a result of the closing of the Visual Sciences acquisition. It enables organizations to maximize their Web site investments by ensuring that visitors can easily search, find and access content, products and information. Leveraging Web analytics, intuitive navigation, tailorable presentations and powerful and comprehensive indexing ensures that organizations can provide their visitors with a relevant, accurate and intuitive Web site experience.

Features of Omniture SiteSearch include:

Guided Search	Guides visitors to products, services or content by narrowing searches based on relevant criteria.
Related Content Display	Present related products or services in the context of the search results, providing the visitor with additional opportunities to engage and convert.
Auto Complete	Guide visitors to a successful search by anticipating and suggesting keywords as they type. Avoiding common spelling mistakes while demonstrating the breadth of content on the site ensures that the visitor will find what they are looking for.
Keyword Reporting	Weekly reports provide actionable intelligence on what visitors are looking for, including top keywords and failed searches.

Omniture Publish

Omniture Publish (formerly known as Visual Sciences Publish) became a product offering as result of the closing of the Visual Sciences acquisition. It is an on-demand Web content management solution that enables business users to easily create, manage and update Web content without requiring IT to sacrifice control. Omniture Publish improves Web sites by putting control of the content in the hands of the content owners.

Features of Omniture Publish include:

Content Editing and Deployment	Allows customers to edit or preview content within a "What you see is what you get" environment with just one click. One more click to publish to production or in-house staging servers.
Workflow Rules	Permit customers to set task-based workflow for tight control of content creation, approval, staging and deployment or set ad-hoc workflow for dynamic collaboration.
Template Management	Enables customers to manage their templates with this powerful system including integrated PHP-based templating, Adobe Dreamweaver and GoLive, as well as browser-based interfaces.
Reporting and Analytics	Customers can tag content for immediate tracking in Omniture SiteCatalyst and receive comprehensive publishing status and user activity reports.
Library Services	Content can be managed with check in/out and asset locking features. Omniture Publish also makes available unlimited versioning and the ability to compare, revert and revive previous versions.
Server and Browser Support	Support is provided for all Web servers and operating systems, all application servers and Web scripting technologies and more than 70 file types.

Professional Services, Customer Service and Support

We offer a range of professional services that complement our online business optimization services, including implementation consulting, best practices consulting and user training provided through Omniture University.

Implementation Services

Omniture's Implementation Consulting Group employs experienced technical consultants, many of whom hold advanced degrees, who provide implementation and deployment services to our customers. Our Implementation Consulting Group leverages a proprietary implementation methodology that is designed to align our customers' deployments with their business objectives and requirements. The Implementation Consulting Group also offers consulting services for customers who have already deployed our services and are seeking to expand their implementation.

Omniture Consulting

Omniture Consulting is a premium service that provides business optimization consulting to customers. This consulting reflects the customer's strategic business objectives, and is often tailored to particular industry vertical markets such as automotive, retail, financial services, travel, media and technology. Projects can include overall marketing measurement strategies, customer acquisition effectiveness, campaign performance, search keyword profitability, content stickiness and Web site conversion success. By working with Omniture Consulting, customers obtain access to seasoned Web analytics experts that possess deep expertise with Omniture's services and industry best practices. Omniture Consulting engagements can range in time from one week to several months.

With our acquisition of Offermatica, we also began offering access to OTTO Digital consulting services, which is a professional services group within Omniture Consulting that works with enterprise-level customers to develop strategies designed to reap the benefits of increased online revenue and customer acquisition through fundamental testing efforts using Omniture Test&Target.

Omniture University

Omniture University provides training to enhance our customers' use of our online business optimization services. Omniture University offers a range of traditional and online training and certification options delivered by our team of training professionals. Omniture University complements our online business optimization services by offering customers over 39 hours of free content and recorded training, weekly WebEx conferences on specific topics, custom WebEx conferences and customized onsite training at customer premises. Beginning in 2007, Omniture began offering Omniture SiteCatalyst certification training. Individuals that successfully complete this training are designated as Omniture Certified Professionals. To date, more than 5,000 individuals have been trained through Omniture University. We also rely on third parties to provide certain of Omniture University's services in some geographic areas.

Customer Service and Support

We believe that superior customer support is critical to retaining and expanding our customer base. As our customer base has grown, we have added personnel to our customer support group. Our customer support program assists our customers in the use of our services and identifies, analyzes and solves problems or issues with our services. The support program includes e-mail support, an online repository of helpful information about our services and telephone support. Our customer support group is available to customers by telephone or e-mail or through our Web site 24 hours per day, 7 days per week.

International Support

Our Omniture SiteCatalyst, Omniture DataWarehouse, Omniture SearchCenter, Omniture Discover OnDemand and Omniture Genesis services are available in Chinese, French, German, Japanese, Spanish and Korean and additional languages can be added relatively easily. We also support over 100 global currencies and provide automated conversion between these currencies based on current exchange rates.

Technology and Research and Development

Technology

We believe that our on-demand platform enables us to deliver software-based services to our customers much more efficiently than traditional enterprise software vendors. Our hosted software environment eliminates the need to develop software compatible with a wide variety of hardware systems, operating systems and databases in our customers' various technical environments. As a result, we do not need to allocate technical resources to make our software compatible with these various environments nor do we need to test our software in each possible combination of hardware and software services that would exist in each customer environment. Rather, we can focus our resources on improving the functionality, usability and overall value of our services to our customers.

We believe our on-demand approach provides our customers with a significantly lower total cost of ownership than would be achieved if these customers deployed traditional enterprise software. As an on-demand software company, we provide hardware requisitioning and provisioning, application installation, application configuration, server maintenance, server co-location, data center maintenance, data backup and data security. By consolidating and performing these services for all our customers, we believe we can provide our services at a lower cost and a higher service level than individual customers would be able to achieve on their own. Our ability to offer a service that can be calibrated to varying levels of activity without additional customer hardware allows us not only to scale efficiently with our customers, but also to align the fees for our services with the current level of service required by our customers. By being able to continually realign to our customers' technical and business activities, we deliver total cost of ownership for our customers that is lower than traditional software installations.

We designed our services as multi-tenant, networked computing applications that are divided into various components, including load balancing, data collection servers and data analysis servers. Each component is designed to perform a specific task and serves a particular purpose in the overall application, and each runs on a cluster of servers. The overall capacity of any given component, and thus the capacity of the system as a whole, can be increased by adding and configuring servers in each cluster.

We wrote the majority of the software used in our services in industry-standard software programming languages, such as C and C++, to maximize performance. However, we have also used programming approaches, such as Java, PHP and AJAX, which are specifically designed for the development of Internet-based applications.

Our hardware consists primarily of Intel-based servers from various vendors, networked behind firewalls and layer four networking load balancers in 15 different third-party data centers, including the data centers previously utilized by the companies we have acquired.

We designed our applications to be flexible. In particular, our platform allows for the capture of online and offline data a customer might find value in analyzing, and the generation of real-time reports based on that data and the N-dimensional analysis of that data to the extent it is stored in our Omniture DataWarehouse. Additionally, customers can provide group and meta information about the data they are collecting through our classification system, augment the data set by uploading additional data through our data sources tool, or directly insert individual data records using our open- standards application protocol interfaces that enable data exchange and data insertion. Our customers are able to capture this information without the need to interact directly with our personnel. This flexibility not only allows customers to tailor the tool to meet their needs, but also allows us to make available additional products and components of our strategic partners.

Customers interact with our services primarily through a Web browser. We support recent versions of all the major Web browsers on all major operating systems. We have implemented a robust access control and permissioning system that allows our customers to control which individuals have access to which sets of information or perform which actions. While the primary client to our application is a Web browser, we have also built other clients to our application, including a Flash-based dashboard player, a plug-in for Microsoft Excel and a Java-based client for our Omniture Discover OnDemand service. Additionally, the Web client allows customers to automate delivery of reports on a scheduled basis in a number of document formats.

In addition, our platform enables the collection of data from a broad range of sources through industry-standard protocols across a variety of channels of user interaction. We collect and integrate data to enable detailed analysis across the following primary sources of data: Internet sources; mobile sources; and offline sources.

We offer data collection methods for current and emerging Internet and media formats, including Web beacon tags, Web servers, rich Internet applications, streaming media formats, blogs, search engines and RSS, an XML format for sharing content, such as news items, among Web sites. For example, our ActionSource feature enables data collection for rich Internet applications through its native support for ActionScript, the programming language for Flash. In addition, our Web beacon tags can capture information specific to our service implementation as well as issue Web beacons for partner application data collection through Omniture Genesis. We believe this capability streamlines data collection, limits duplicate tagging efforts, and improves the end user experience.

We provide data collection for mobile devices to provide insight into metrics that businesses can use, for example, to optimize mobile campaigns based on target markets, success of offers and overall return on investment. To provide our customers with a more complete view of customer interactions across channels, we intend to offer data collection for offline data sources, including interactive voice response and call center applications, gaming consoles, enterprise data warehouses and client software applications.

Research and Development

Research and development expenses were $6.6 million in 2005, $8.7 million in 2006 and $17.3 million in 2007.

Our software engineering and product management teams are engaged in efforts to enhance our existing services. Our teams are also working to extend our Omniture SiteCatalyst data collection and reporting platform to import information from complementary products and services as well as to develop additional services for our platform. Following our acquisitions of Touch Clarity, Offermatica and Visual Sciences, we now have dedicated engineering teams for our Omniture Test&Target and Omniture Discover OnPremise product offerings.

Because we host the services for our customers, our personnel can fix bugs and provide software updates remotely during scheduled maintenance windows. Enhancements to our services benefit our entire customer base without any action required on their part to install an upgrade or update.

Operations

We currently service our customers from 15 third-party data center facilities. Of these data centers, thirteen are located in the United States and two of the data centers are located in Europe, one in the United Kingdom and one in Denmark. All facilities are staffed by trained personnel, access controlled and provide backup power, including generators, in case of power failure.

We continually monitor the status of our services. For example, we conduct over five million performance checks per day on our servers. Although we designed our technology platform to be fault tolerant for many problems, we staff our network operations center in Orem, Utah, 24 hours per day, 7 days per week to respond to potential disruptions in the system.

Customers

We currently have over 4,400 customers in 86 countries, including America Online, Apple, British Telecom, Comcast, Disney, eBay, Expedia, Ford Motor Company, Gannett, General Electric, Hewlett-Packard, Major League Baseball, Microsoft, Nextel, Rakuten, Sony and Telstra. America Online and certain of its affiliated entities, collectively, accounted for 11% of our total revenues in 2005 and 2006. No other customer accounted for more than 10% of our total revenues during these periods. Our agreement with America Online has a one-year term and is renewable annually until 2012. Our agreements with other entities affiliated with America Online have varying durations of approximately one to two years from the date that we entered into these agreements and are generally renewable annually. In 2007, our on-demand services captured data from almost 2.2 trillion transactions for our customers.

Strategic Relationships

An important element of our strategy is to establish relationships with third parties whose products and services are complementary to our Omniture online business optimization platform. To help integrate our services with other third-party services and take advantage of current and emerging technologies, we seek to enter into alliances with leading technology companies. We believe this approach enables us to focus on our core competencies and provide additional value to our customers.

Search Engine Providers

We have relationships with the major search engine providers to provide automated access to their search engines through our Omniture SearchCenter service. These relationships allow customers to allocate their advertising expenditures based on the actual performance of visitors originating from the major search engines. These relationships allow our customers to create and automate bidding programs and strategies.

Online Marketing Service Providers

We also have integration relationships with other online marketing service providers to leverage our Omniture online business optimization platform for collecting, reporting and segmenting behavioral information from their marketing services. These include relationships with providers of ad serving/display advertising, e-mail marketing, content management, CRM/SFA, multivariate testing, community rankings and review, user experience and site search/content guidance.

Sales and Marketing

We sell our services through a combination of direct and indirect sales channels, and we organize our sales and marketing programs by geographic regions, including North America, EMEA, Japan and the rest of the Asia-Pacific region. Our marketing strategy is to generate qualified sales leads, build our brand and raise awareness of Omniture as a leading provider of online business optimization services.

Direct Sales

We sell our services primarily through our direct sales force, which is comprised of inside sales and field sales personnel. Our account executives are responsible for initial sales to new prospects, while our account managers concentrate on expanding pre-existing relationships. We also have a group that is responsible for generating leads and assisting in sales to large enterprises. We have field sales representatives in more than 38 major cities worldwide.

Channel Sales

We have a network of third parties that are authorized resellers and distributors of our technology, as well as a network of third parties that refer customer prospects to us and assist us in selling to those prospects. These include more than 345 companies in the following categories: service partners such as agencies and consultants; platform partners such as e-commerce, hosting, mobile and application partners; and value-added resellers. We have created certification programs for implementation, support and sales. We also have allocated resources to support our channel sales in marketing, operations, client services and product management.

International Sales

Revenues from customers outside the United States have increased from 11% of our total revenues in 2005 to 17% in 2006 and to 26% in 2007. We have increased the size of our international direct sales force through our acquisitions of Instadia and Touch Clarity. We currently have sales representatives in most of the major world markets, including Australia, Belgium, Canada, Denmark, France, Germany, Hong Kong, Japan, Korea, Sweden and the United Kingdom. We currently focus our international efforts on continuing to strengthen our direct sales and marketing presence in Europe and the Asia-Pacific region.

Marketing

Our marketing programs include a variety of advertising, events, public relations activities and Web-based seminar campaigns targeted at key executives and decision makers within businesses.

Our principal marketing initiatives include:

- customer referral programs;
- direct e-mail and online Web advertising campaigns;
- participation in, and sponsorship of, user conferences, trade shows and industry events;
- cooperative marketing efforts with partners, including joint press announcements, joint trade show activities, channel marketing campaigns and joint seminars; and
- using our Web site to provide product and company information.

Omniture Summit

As part of our commitment to enhance the value that our customers derive from our services, we annually host Omniture Summit, a two-day conference for our customers that provides in-depth, hands-on training from our Omniture Consulting group and Omniture SiteCatalyst service architects, as well as keynote addresses and panel discussions. Omniture Summit has brought our executives together with technologists, industry experts and thousands of customer attendees for discussions on issues and strategies that are critical to the success of any online business optimization initiative. Each year, our customers are actively involved in leading sessions and participating in panel discussions about real-world techniques that have delivered tangible returns on investment for their enterprises. To support our growing international customer base, Omniture Summit 2008 will be held on a world-wide basis with conferences during 2008 held in Salt Lake City, Copenhagen, Munich, London, Paris, Sydney and Tokyo.

Competition

The markets in which we operate are rapidly evolving and highly competitive. We compete primarily with vendors whose software is provided on-demand to customers, generally through an Internet browser. We also compete to a limited extent with vendors whose software is installed by customers directly on their servers. In addition, we compete at times with internally developed applications.

Our current principal competitors include:

- companies, such as Coremetrics, Inc., Google Inc., Microsoft Corporation, Nedstat Ltd. and WebTrends Inc. that offer on-demand services;
- software vendors, such as Epiphany, Inc. (acquired by SSA Global), NetRatings, Inc., Sane Solutions, LLC (acquired by Unica Corporation) and SAS Institute, Inc.;
- online marketing service providers, such as aQuantive, Inc. (acquired by Microsoft), DoubleClick Inc. and 24/7 Real Media, Inc. (acquired by WPP Group plc); and
- multivariate testing providers, such as Optimost LLC (acquired by Interwoven), Memetrics (acquired by Accenture), Kefta Inc. (acquired by Acxiom Digital) and [x + 1].

Some of our current competitors have longer operating histories, greater name recognition, access to larger client bases, and substantially greater resources, including sales and marketing, financial and other resources. In addition, large software, Internet and database management companies may enter the market or enhance their Web analytics capabilities and compete against us effectively as a result of their significant resources and pre-existing relationships with our current and potential customers. For example, Google Inc. offers a Web analytics service free of charge, and it has entered into an agreement to acquire DoubleClick, Inc., one of our strategic partners. Also, Microsoft offers a Web analytics service free of charge, and it acquired aQuantive, Inc. in August 2007, and in February 2008, announced a proposal to acquire Yahoo!.

We believe the principal competitive factors in our markets include the following:

- the proven performance, security, scalability, flexibility and reliability of services;
- strategic relationships and integration with third-party applications;
- the intuitiveness and visual appeal of services' user interfaces;
- low total cost of ownership and demonstrable cost-effective benefits to customers;
- the ability of services to provide N-dimensional segmentation of information;
- pricing;
- the flexibility and adaptability of services to match changing business demands;
- enterprise-level customer service and training;
- perceived market leadership;
- the usability of services, including services being easy to learn and remember, efficient and visually compelling;
- the real-time availability of data and reporting;
- perceived independence from portals and search engines;
- the ability to deploy the services globally and to provide multi-currency, multi-language and multi-character support and to have a local presence in international markets; and
- success in educating customers in how to utilize services effectively.

We believe that we compete favorably with our competitors on the basis of these factors. However, if we are not able to compete successfully against our current and future competitors, it will be difficult to acquire and retain customers, and we may experience revenue declines, reduced operating margins, loss of market share and diminished value in our services.

Intellectual Property

We rely on a combination of trademark, copyright and trade secret laws and disclosure restrictions to protect our intellectual property rights. We have 23 issued patents in the United States and one patent in the United Kingdom, as well as 59 United States and 60 related international patent applications pending. The expiration dates of our issued patents range from 2017 to 2022. The claims under the issued patents are generally directed to: data modeling and classification; online messaging optimization; Web site traffic analytics and predictive modeling; online behavior prediction and analysis; real-time monitoring and aggregation of Web activity; Web content management and optimization; and compilation of data records relating to Web site visitation sessions. We have a number of registered and unregistered trademarks. We maintain a policy requiring our employees, consultants and other third parties to enter into confidentiality and proprietary rights agreements and to control access to software, documentation and other proprietary information.

The steps we have taken to protect our intellectual property rights may not be adequate. Third parties may infringe or misappropriate our proprietary rights. Competitors may also independently develop technologies that are substantially equivalent or superior to the technologies we employ in our services. The global nature of the Internet allows our Web sites to be viewed worldwide, but we do not have intellectual property protection in every jurisdiction. Furthermore, effective patent, trademark, service mark, copyright and trade secret protection may not be available in every country in which our services are available over the Internet. In addition, the legal standards relating to the validity, enforceability and scope of protection of intellectual property rights in Internet-related industries are uncertain and still evolving. Failure to protect our proprietary rights adequately could significantly harm our competitive position and results of operations.

The Internet, software and technology industries are characterized by the existence of a large number of patents, copyrights, trademarks and trade secrets and by frequent litigation based on allegations of infringement or

other violations of intellectual property rights. As we face increasing competition, the possibility of intellectual property rights claims against us grows. Our technologies may not be able to withstand any third-party claims or rights against their use. Additionally, although we have licensed from other parties proprietary technology covered by patents, we cannot be certain that these patents will not be challenged, invalidated or circumvented. Many of our service agreements require us to indemnify our customers for third-party intellectual property infringement claims, which would increase our costs as a result of defending those claims and might require that we pay damages if there were an adverse ruling in any such claims. We, and certain of our customers, have in the past received correspondence from third parties alleging that certain of our services, or customers' use of our services, violates these third parties' patent rights. For example, we are aware that seven of our customers have received letters from a third party alleging, among other things, that these customers' online activities, including the use of our services, infringe its patents. Two of these customers have requested that we indemnify it against these allegations. Other customers may receive similar allegations of infringement and make similar requests for indemnification under our service agreement with them or this third party may make claims directly against us. These types of correspondence and future claims could harm our relationships with our customers and might deter future customers from subscribing to our services. Any of these results could harm our brand and operating results.

With respect to any intellectual property rights claim against us or our customers, we may have to pay damages or stop using technology found to be in violation of a third party's rights. We may have to seek a license for the technology, which may not be available on reasonable terms, may significantly increase our operating expenses or require us to restrict our business activities in one or more respects. The technology also may not be available for license to us at all. As a result, we may also be required to develop alternative non-infringing technology, which could require significant effort and expense.

Patent License Agreement — NetRatings, Inc. and Omniture, Inc.

In May 2005, we were sued in the United States District Court for the District of Delaware by NetRatings, Inc. In the suit, NetRatings alleged that our Omniture SiteCatalyst service infringed on four patents in which NetRatings claims an ownership interest. In February 2006, we entered into a settlement and patent cross-license agreement with NetRatings, pursuant to which each party licensed to the other party its entire patent portfolio as of the date of the agreement and the parties agreed to settle all pending legal claims.

The settlement and patent license agreement grants us certain nonexclusive, worldwide rights to all of NetRatings' issued patents and pending patent applications. The license contains customary requirements that we label our services, enables us to grant sublicenses under certain circumstances and contains exceptions for certain uses of NetRatings' patents. The agreement required us to make license payments of $10.0 million, all of which has been paid. In addition, we were required to make a license payment of $4.0 million following the closing of our initial public offering of common stock in July 2006. In the event that we acquire certain specified companies, we may be required to make additional license payments based on the Web analytics revenues of the acquired company. The agreement also provides that if we acquire other companies we may elect to make additional license payments based on the Web analytics revenues of the acquired company to ensure that the acquired company's products, services or technology are covered by the license. For example, in connection with our acquisitions since the date of the agreement, we have elected to make additional license payments totaling $1.7 million, of which $0.9 million was paid during the first quarter of 2008.

In the event of a change of control of Omniture, the settlement and patent license agreement may be assigned to the purchaser upon written notice to NetRatings, subject to certain limitations. The patent license from NetRatings would be limited to (1) our commercially released services as of date of the change of control, (2) the elements of our services that were under development as of the date of the change of control if those services are released as standard services within twelve months of the date of the change of control, (3) future versions of our services commercially released as of the date of the change of control or other services under development as of the date of the change of control that contain no more than patches to, bug fixes of, minor enhancements or modifications of, or minor updates or upgrades of the original versions (except for any new features or functionality added to original versions which infringe a NetRatings patent that did not already cover the original versions) and (4) future versions of our services commercially released as of the date of the change of control or other services under development as of the date of the change of control that completely replace any such services. The license will not cover the

combination, merger, bundling or incorporation of our services, or any portion of them, with any of the purchaser's Web analytics products, services or technology, unless (1) the purchaser's Web analytics products, services or technology represents less than 40% of the source code of the combined, merged or bundled Web analytics product and (2) the purchaser's Web analytics products, services or technology do not infringe on a patent of NetRatings (other than patents that covered our products, services and/or technology prior to the change of control).

Pursuant to the terms of the agreement, the suit was dismissed with prejudice. The parties mutually released each other from claims regarding patents as of the date of the agreement, and we agreed that we will not sue NetRatings for infringement of certain of our patents, subject to certain limitations.

Patent License Agreement — NetRatings, Inc. and Visual Sciences, Inc.

As a result of our acquisition of Visual Sciences, Inc. (formerly known as WebSideStory, Inc.), Visual Sciences, Inc. became a wholly owned subsidiary of Omniture. On August 17, 2007, Visual Sciences, Inc. entered into a settlement and patent-license agreement with NetRatings, pursuant to which NetRatings licensed seven of its patents to Visual Sciences, Inc. and Visual Sciences, Inc. licensed two of its patents to NetRatings, and the parties agreed to settle all pending legal claims. The settlement and patent license agreement granted Visual Sciences, Inc. certain nonexclusive, worldwide rights to such patents. The license contains customary requirements requiring labeling licensed services and enabling the granting of sublicenses under certain circumstances, and it contains exceptions for certain uses of NetRatings' patents. The agreement required Visual Sciences, Inc. to make license payments of $11.3 million, $2.0 million of which was paid by Visual Sciences on or about the date of the agreement, $4.3 million of which was paid by us following the closing of our acquisition of Visual Sciences, Inc., and the remaining $5.0 million of which must be paid by us in quarterly installments beginning on March 31, 2008. Pursuant to the terms of the agreement, the suit was dismissed with prejudice. The parties to the agreement mutually released each other from claims regarding patents as of the date of the agreement, and Visual Sciences, Inc. agreed that it will not sue NetRatings for infringement of the licensed patents, subject to certain limitations.

Patent License Agreement — NetRatings, Inc. and Visual Sciences, LLC

Visual Sciences, LLC is a wholly owned subsidiary of Visual Sciences, Inc., and as a result of our acquisition of Visual Sciences, Inc. (formerly known as WebSideStory, Inc.) became a subsidiary of Omniture, Inc. On October 25, 2005, Visual Sciences, LLC entered into a settlement and patent license agreement with NetRatings, pursuant to which NetRatings licensed to Visual Sciences, LLC its entire patent portfolio as of the date of the agreement and the parties agreed to settle all pending legal claims. The settlement and patent license agreement granted Visual Sciences, Inc. certain nonexclusive, worldwide rights to all of NetRatings' issued patents and pending patent applications. The license contains customary requirements requiring labeling licensed services and enabling the granting of sublicenses under certain circumstances, and it contains exceptions for certain uses of NetRatings' patents. The agreement required Visual Sciences, LLC to make license payments of $2.0 million, $1.3 million of which has been paid and the remaining $0.7 million of which must be paid on a yearly basis calculated based on revenue of Visual Sciences, LLC products for each year. Pursuant to the terms of the agreement, the suit was dismissed with prejudice. The parties to the agreement mutually released each other from claims as of the date of the agreement.

United States and Foreign Government Regulation

The Internet, and in particular, the regulation of commercial enterprises on the Internet, has become a focus of state, federal and foreign governments in recent years. Discussions among policymakers and proposed regulation regarding the Internet have focused on the protection of consumer privacy.

Various state legislatures have enacted legislation designed to protect consumers' privacy by prohibiting the distribution of "spyware" over the Internet. Such anti-spyware laws typically focus on restricting the proliferation of certain kinds of downloadable software, or spyware, that, when installed on an end user's computer, are used to intentionally and deceptively take control of the end user's machine. We do not believe that the data collection methods employed by our technology constitute "spyware" or that our data collection methods are prohibited by such legislation. Similar legislation has been proposed federally. If the scope of this legislation were drafted broadly

and changed to include Web analytics, such legislation could be deemed to apply to the technology we use and could potentially restrict our information collection methods. Any restriction or change to our information collection methods would cause us to spend substantial amounts of money and time to make changes and could decrease the amount and utility of the information that we collect.

Both existing and proposed laws regulate and restrict the collection and use of information over the Internet that personally identifies the Web site visitor. These laws continue to change and vary among domestic and foreign jurisdictions, but certain information such as names, addresses, telephone numbers, credit card numbers and e-mail addresses are widely considered personally identifying. The scope of information collected over the Internet that is considered personally identifying may become more expansive, and it is possible that current and future legislation may apply to information that our customers currently collect without the explicit consent of Web site visitors. If information that our customers collect and use without explicit consent is considered to be personally identifying, their ability to collect and use this information will be restricted and they would have to change their methods, which could lead to decreased use of our services.

Domestic and foreign governments are also considering restricting the collection and use of Internet usage data generally. Some privacy advocates argue that even anonymous data, individually or when aggregated, may reveal too much information about Web site visitors. If governmental authorities were to follow privacy advocates' recommendations and enact laws that limit data collection practices, our customers would likely have to obtain the express consent of a user of our customers' Web sites before we could collect, share or use any of that user's information regardless of whether the collection is done on behalf of our customers. Any requirement that we obtain consent from the users of our customers' Web sites would reduce the amount and value of the information that we provide to customers, which might cause some existing customers to discontinue using our services. We would also need to expend considerable effort and resources to develop new information collection procedures to comply with an express consent requirement. Even if our customers succeeded in developing new procedures, they might be unable to convince Internet users to agree to the collection and use of the users' information. This would negatively impact our revenues, growth and potential for expanding our business and could cause our stock price to decline.

Employees

At December 31, 2007, we had 713 full-time employees. None of our employees is represented by a labor union. We consider our relationship with our employees to be good.

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of February 22, 2008:

Name	Age	Position
Executive Officers and Directors:		
Joshua G. James	34	President, Chief Executive Officer and Director
Michael S. Herring	39	Chief Financial Officer and Executive Vice President
Brett M. Error	36	Chief Technology Officer and Executive Vice President, Products
Christopher C. Harrington	38	President, Worldwide Sales and Client Services
John F. Mellor	41	Executive Vice President, Business Development and Corporate Strategy
D. Fraser Bullock	52	Director, Chairman of the Board
Gregory S. Butterfield	48	Director
Dana L. Evan	48	Director
Mark P. Gorenberg	53	Director
Rory T. O'Driscoll	43	Director
John R. Pestana	34	Director

Joshua G. James is one of our founders and has served as a director since 1998 and as our President and Chief Executive Officer since 1996. From 1996 to 1998, Mr. James co-founded and co-managed several entities that were our predecessors. Mr. James also served on the Brigham Young University eBusiness Advisory Board and is a Platinum Founder of the BYU Center for Entrepreneurship. He has lectured for numerous university classes and served on several other industry, advisory and private company boards. Mr. James attended Brigham Young University.

Michael S. Herring has served as our Chief Financial Officer and Executive Vice President since November 2004. From November 2000 to August 2004, Mr. Herring served as Chief Financial Officer of MyFamily.com, Inc., an online network. Mr. Herring was also Vice President, Finance of Third Age Media, Inc., an Internet content company, and the Controller of Anergen, Inc., a biotechnology company. Mr. Herring is a Certified Public Accountant and holds a B.A. in Economics and Political Science from the University of California at Los Angeles.

Brett M. Error has served as our Chief Technology Officer and Executive Vice President, Products since 1999. Prior to joining us, Mr. Error worked for an Internet service provider and Web development agency. Mr. Error holds a B.S. in Biology from the University of Utah.

Christopher C. Harrington has served as our President, Worldwide Sales since January 2003. From November 2001 to December 2002, Mr. Harrington was Vice President, Worldwide Sales for Domain Systems, Inc., an enterprise software provider. From 2000 to 2001, Mr. Harrington was Vice President, Worldwide Sales of RichFX, Inc., an online visual merchandising and marketing service provider. From 1997 to 2000, Mr. Harrington was Vice President, Worldwide Sales of Viewpoint Corporation (a Computer Associates company), a provider of visual marketing technology and services. From 1994 to 1997, Mr. Harrington was National Sales Operations Manager for The DIRECTV Group, Inc., a direct broadcast satellite television provider. From 1988 to 1994, Mr. Harrington was Call Center Director for Convergys Corporation (a Cincinnati Bell company), a provider of third-party call center solutions. Mr. Harrington attended Southern Utah University.

John F. Mellor has served as our Executive Vice President, Business Development and Corporate Strategy since January 2008. From March 2006 until January 2008, Mr. Mellor served as our Senior Vice President, Business Development and served in other positions with the Company from 2003 until March 2006. From 2002 to 2003, Mr. Mellor was Senior Vice President of Marketing and Business Development for Frontline Educational Products, LLC, a direct marketing company. From 2000 to 2002, Mr. Mellor was Senior Vice President of Corporate Development for RichFX, Inc., an online visual merchandising and marketing service provider. Mr. Mellor co-founded and also served as Senior Vice President of Strategy and Business Development for Viewpoint Corporation (a Computer Associates company), a provider of visual marketing technology and services. Mr. Mellor holds a B.S. in Mechanical Engineering and an M.B.A. from Brigham Young University.

D. Fraser Bullock has served as a director since November 2003 and as Chairman of our Board of Directors since February 2008. Mr. Bullock is one of the co-founders of Sorenson Capital, a private equity firm, and has served as Managing Director of Sorenson Capital since 2003. Mr. Bullock joined the Salt Lake Organizing Committee for the Olympic Winter Games of 2002 in 1999 as its Chief Operating Officer and in 2002 was appointed President and Chief Executive Officer. From 1996 to 2002, Mr. Bullock served as Managing Director of Alpine Consolidated, LLC, which specialized in effecting business consolidations. Mr. Bullock has also served as President of Visa Interactive, was one of the original partners of Bain Capital and previously held various positions at Bain & Company. He serves as a director of a number of privately held companies. Mr. Bullock holds a B.A. in Economics and a M.B.A. from Brigham Young University.

Gregory S. Butterfield has served as a director since December 2005. Mr. Butterfield currently serves as group president of the Altiris business unit of Symantec Corporation, an enterprise software company. Mr. Butterfield served as the President and Chief Executive Officer and a director of Altiris, Inc. from February 2000 until Altiris was acquired by Symantec Corporation in 2007. Mr. Butterfield has also served as Vice President, Sales for Legato Systems, Inc., a backup software company, Executive Vice President of Worldwide Sales for Vinca, a fault tolerance and high availability company, Regional Director of the Rocky Mountain Region for Novell, Inc., a provider of infrastructure software and services, and Vice President of North American Sales for WordPerfect Corporation, a software company. Mr. Butterfield holds a B.S. in Business Finance from Brigham Young University.

Dana L. Evan has served as a director since May 2006. From January 2001 to July 2007, Ms. Evan served as Executive Vice President of Finance and Administration and Chief Financial Officer of VeriSign, Inc., a provider of intelligent infrastructure services for the Internet and telecommunications networks. From June 1996 until December 2000, she served as Vice President of Finance and Administration and Chief Financial Officer of VeriSign, Inc. From 1988 to June 1996, Ms. Evan worked as a financial consultant in the capacity of chief financial officer, vice president of finance or corporate controller for various public and private companies and partnerships, including VeriSign, Inc. from November 1995 to June 1996. Prior to 1988, she was employed by KPMG LLP, most recently as a senior manager. Ms. Evan is a Certified Public Accountant and holds a B.S. in Commerce with a concentration in Accounting and Finance from Santa Clara University.

Mark P. Gorenberg has served as a director since April 2004. Since 1990, Mr. Gorenberg has been a managing member of Hummer Winblad Equity Partners II, L.P., Hummer Winblad Equity Partners III, LLC, Hummer Winblad Equity Partners IV, LLC, Hummer Winblad Equity Partners V, LLC, and Hummer Winblad Equity Partners VI, L.L.C. Previously, Mr. Gorenberg was a Senior Software Manager in advanced product development at Sun Microsystems, Inc., a provider of network computing products and services. Mr. Gorenberg currently serves as a director of a number of privately held companies. He is also a member of the Corporation of the Massachusetts Institute of Technology. Mr. Gorenberg holds a B.S. in Electrical Engineering from Massachusetts Institute of Technology, an M.S. in Electrical Engineering from the University of Minnesota and an M.S. in Engineering Management from Stanford University.

Rory T. O'Driscoll has served as a director since June 2005. Mr. O'Driscoll is a Managing Member of Scale Venture Management, LLC and Scale Venture Management II, LLC. Mr. O'Driscoll joined BA Venture Partners, the predecessor to Scale Venture Management LLC, in 1994. Prior to joining BA Venture Partners, Mr. O'Driscoll worked in Corporate Development at Bank of America and was a founder and the Chief Executive Officer of Mercia Ltd., a manufacturing company based in the United Kingdom. Mr. O'Driscoll currently serves as a director of a number of privately held companies. Mr. O'Driscoll holds a B. Sc. in Economics with a specialization in accounting and finance from the London School of Economics.

John R. Pestana is one of our founders and served as Chairman of our Board of Directors from 1998 to February 2008. Mr. Pestana served as our Executive Vice President, Customer Success from 2004 to November 2007. From 1998 to 2004, Mr. Pestana served as our President, and from 1996 to 1998, Mr. Pestana co-founded and co-managed several entities that were our predecessors. Mr. Pestana is a Platinum Founder of the BYU Center for Entrepreneurship. Mr. Pestana attended Brigham Young University.

Available Information

We make available free of charge through our investor relations Web site, *www.omtr.com*, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and all amendments to those reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after such material is electronically filed or furnished with the SEC. These reports may also be obtained without charge by contacting Investor Relations, Omniture, Inc., 550 East Timpanogos Circle, Orem, Utah 84097, phone: 1-801-722-7037, e-mail: *ir@omniture.com*. Our Internet Web site and the information contained therein or incorporated therein are not intended to be incorporated into this Annual Report on Form 10-K. In addition, the public may read and copy any materials we file or furnish with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 or may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Moreover, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding reports that we file or furnish electronically with them at *http://www.sec.gov*.

ITEM 1A. *Risk Factors*

Factors That Could Affect Future Results

Set forth below and elsewhere in this Annual Report on Form 10-K, and in other documents we file with the SEC are descriptions of risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements contained in this report. Because of the following factors, as well

as other variables affecting our operating results, past financial performance should not be considered a reliable indicator of future performance and investors should not use historical trends to anticipate results or trends in future periods. The risks and uncertainties described below are not the only ones we face. Other events that we do not currently anticipate or that we currently deem immaterial also may affect our results of operations and financial condition. The description below includes any material changes to and supersedes the description of the risk factors affecting our business previously disclosed in "Part II, Item 1A. Risk Factors" of our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007.

Risks Related to Our Business

We have a history of significant net losses, may incur significant net losses in the future and may not achieve or maintain profitability.

We have incurred significant losses in recent periods, including a net loss of $17.4 million in 2005, a net loss of $7.7 million in 2006 and a net loss of $9.4 million in 2007, primarily as a result of significant investments that we have made in our network infrastructure and sales and marketing organization, as well as stock-based compensation expense associated with the issuance of stock awards and amortization of intangible assets acquired in our acquisitions. At December 31, 2007, we had an accumulated deficit of $48.3 million. We may not be able to achieve or maintain profitability and we may continue to incur significant losses in the future. In addition, we expect to continue to increase operating expenses as we implement initiatives to continue to grow our business, which include, among other things, plans for international expansion, increasing our sales force, expansion of our infrastructure to manage our growth and increased complexity of our business, investments to acquire and integrate companies and technologies, the development of new services and general and administrative expenses associated with being a public company. If our revenues do not increase to offset these expected increases in costs and operating expenses, we will not be profitable. You should not consider our revenue growth in recent periods as indicative of our future performance. In fact, in future periods our revenues could decline or grow more slowly than we expect. Accordingly, we cannot assure you that we will be able to achieve or maintain profitability in the future.

Our quarterly results of operations may fluctuate in the future. As a result, we may fail to meet or exceed the expectations of securities analysts or investors, which could cause our stock price to decline.

Our quarterly results of operations may fluctuate as a result of a variety of factors, many of which are outside of our control. If our quarterly results of operations fall below the expectations of securities analysts or investors, the price of our common stock could decline substantially. Fluctuations in our quarterly results of operations may result from a number of factors, including, but not limited to, those listed below:

- our ability to increase sales to existing customers and attract new customers;
- the addition or loss of large customers;
- the timing of implementation of new or additional services by our customers;
- the amount and timing of operating costs and capital expenditures related to the maintenance and expansion of our business, operations and infrastructure;
- the timing and success of new product and service introductions by us or our competitors or any other change in the competitive dynamics of our industry, including consolidation among our competitors or our strategic partners;
- our ability to integrate acquired products and services into our online business optimization platform or migrate existing customers of companies we have acquired to our products and services;
- seasonal variations in the demand for our services and the implementation cycles for our new customers;
- levels of revenues from our larger customers, which have lower per transaction pricing due to higher transaction commitments;
- changes in our pricing policies or those of our competitors;

- service outages or security breaches;
- the extent to which any of our significant customers or the significant customers of the companies that we have acquired terminate their service agreements with us or reduce the number of transactions from which we capture data pursuant to their service agreements;
- the purchasing and budgeting cycles of our customers;
- limitations of the capacity of our network and systems;
- the timing of expenses associated with the addition of new employees to support the growth in our business;
- the timing of expenses related to the development or acquisition of technologies, services or businesses;
- potential goodwill and intangible asset impairment charges associated with acquired businesses;
- potential foreign currency exchange losses associated with transactions denominated in foreign currencies;
- expenses associated with the management or growth of our increasingly international operations;
- general economic, industry and market conditions and those conditions specific to Internet usage and online businesses; and
- geopolitical events such as war, threat of war or terrorist actions.

We believe that our quarterly revenues and results of operations may vary significantly in the future and that period-to-period comparisons of our operating results may not be meaningful. You should not rely on the results of one quarter as an indication of future performance.

We have derived substantially all of our subscription revenues from sales of our Omniture SiteCatalyst service. If our Omniture SiteCatalyst service is not widely accepted by new customers, our operating results will be harmed.

We derive substantially all of our revenues from subscriptions to our Omniture SiteCatalyst service, and we expect that we will continue to derive the substantial majority of our revenues from our Omniture SiteCatalyst service in the future. Omniture SiteCatalyst was responsible for 95%, 89% and 78% of our total revenue during 2005, 2006 and 2007 respectively. In 2007, 22% of our revenue was derived from products and services other than our Omniture SiteCatalyst service. As a result, we expect that we will continue to be highly dependent on the success of our Omniture SiteCatalyst services for the foreseeable future. If our Omniture SiteCatalyst service is unable to remain competitive and provide value to our customers, our ability to achieve widespread acceptance of our Omniture SiteCatalyst service may be hindered and our revenue growth and business will be harmed.

If we are unable to develop or acquire new services, or if the new services that we develop or acquire do not achieve market acceptance, our revenue growth will be harmed.

Our ability to attract new customers and increase revenues from existing customers will depend in large part on our ability to enhance and improve existing services and to introduce new or acquired services in the future. The success of any enhancement or new service depends on several factors, including the timely completion, introduction and market acceptance of the enhancement or service. Any new service we develop or acquire may not be introduced in a timely or cost-effective manner and may not achieve the broad market acceptance necessary to generate significant revenues. For example, we have introduced version 2.0 of Omniture Discover and introduced our new products, Omniture Genesis and Omniture TouchClarity, but we have not yet received significant revenues from these services. We have also recently acquired Offermatica and Visual Sciences, resulting in an expansion of our product and service offerings; however, we may experience difficulties in integrating those acquired products and services into our online business optimization platform, and we may not be successful in selling the acquired or integrated products and services into our customer base. Additionally, our existing and prospective customers may develop their own competing technologies or purchase competitive products or services or engage third-party providers. If we are unable to successfully develop or acquire new services or enhance our existing services to meet customer requirements, or if we are unsuccessful in increasing

revenue from sales of our new or acquired products and services, our revenue growth will decline and our business and operating results will be adversely affected.

Our business depends substantially on customers renewing their subscriptions for our online business optimization services. Any decline in our customer renewals would harm our future operating results.

We sell our online business optimization services pursuant to service agreements that are generally one to three years in length. Our customers have no obligation to renew their subscriptions for our services after the expiration of their initial subscription period and we cannot provide assurance that these subscriptions will be renewed at the same or higher level of service, if at all. In fact, some of our customers have elected not to renew their agreements with us. Moreover, under some circumstances, some of our customers have the right to cancel their service agreements prior to the expiration of the terms of their agreements. We cannot assure you that we will be able to accurately predict future customer renewal rates. Our customers' renewal rates may decline or fluctuate as a result of a number of factors, including their satisfaction or dissatisfaction with our services, the prices of our services, the prices of services offered by our competitors, mergers and acquisitions affecting our customer base or reductions in our customers' spending levels. If our customers do not renew their subscriptions for our services or if they renew on less favorable terms, our revenues may decline and our business will suffer.

If we do not successfully integrate our recent acquisitions, or if we do not otherwise achieve the expected benefits of the acquisitions, our growth rate may decline and our operating results may be materially harmed.

During 2007, we completed acquisitions of Instadia, Touch Clarity and Offermatica, and we completed the acquisition of Visual Sciences in the first quarter of 2008. If we fail to successfully integrate the business and operations of these acquired companies, the combined company may not realize the potential benefits of those acquisitions. The integration of these acquisitions, particularly the integration of the Visual Sciences and Offermatica acquisitions, will be a time consuming and expensive process, has resulted in the incurrence of significant ongoing expenses, including the addition of a number of personnel to manage and oversee our integration efforts, and may disrupt our operations if it is not completed in a timely and efficient manner. If our integration effort is not successful, our results of operations could be harmed, employee morale could decline, key employees could leave, and customers could cancel existing orders or choose not to place new ones. In addition, we may not achieve anticipated synergies or other benefits of the proposed mergers. We must operate as a combined organization utilizing common information and communication systems, operating procedures, financial controls, and human resources practices. We may encounter the difficulties, costs, and delays involved in integrating these operations, including the following:

- failure to successfully manage relationships with customers and other important relationships;
- failure of customers to accept new services or to continue using the products and services of the combined company;
- difficulties in successfully integrating the management teams and employees of the acquired companies, particularly those of Visual Sciences and Offermatica;
- challenges encountered in managing larger, more geographically dispersed operations;
- loss of key employees;
- diversion of the attention of management from other ongoing business concerns;
- potential incompatibility of technologies and systems;
- potential impairment charges incurred to write down the carrying amount of intangible assets generated as a result of the proposed mergers; and
- potential incompatibility of business cultures.

If we do not meet the expectations of our existing customers or those of the acquired companies, particularly those of Visual Sciences or Offermatica, then these customers may cease doing business with the combined company altogether, which would harm our results of operations and financial condition.

If we are unable to attract new customers or to sell additional services to our existing customers, our revenue growth will be adversely affected.

To increase our revenues, we must regularly add new customers, sell additional services to existing customers and encourage existing customers to increase their minimum commitment levels. If our existing and prospective customers do not perceive our services to be of sufficiently high value and quality, we may not be able to attract new customers or increase sales to existing customers and our operating results will be adversely affected. We have incurred significant expenses or made investments in connection with the internal development and acquisition of new products or services, such as Omniture TouchClarity, version 2.0 of Omniture Discover, the optimization tools acquired in connection with the Offermatica acquisition as well as the services of Visual Sciences that we are integrating with our online business optimization platform. Many of these products or services have only recently been commercially introduced by us and may not achieve broad commercial acceptance. In that event, our operating results may be adversely affected and we may be unable to grow our revenue or achieve or maintain profitability.

The significant network equipment requirements of our business model make it more difficult to achieve positive cash flow and profitability if we continue to grow rapidly.

Our business model involves our making significant upfront and ongoing expenditures for network operations equipment, such as servers and other network devices. Because the time frame for evaluating and implementing our services, particularly for larger implementations, can be lengthy, taking up to 90 days or longer, and because we begin to invoice our customers only after the service implementation is complete, generally we make these expenditures well before we receive any cash from the customer. Consequently, it takes a number of months or longer to achieve positive cash flow for a customer. As a result, rapid growth in customers would require substantial amounts of cash. In addition, because of the lengthy implementation periods for new customers, we experience a delay between the increase in our operating expenses and the generation of corresponding revenues. We depreciate our capital equipment over a period of approximately four years and incur lease expense associated with equipment acquired under operating leases over the lease term, which is generally three years, with depreciation and lease expense being included in our cost of subscription revenues beginning immediately upon our receipt of the equipment. We recognize revenue, at the earliest, only when we complete implementation of our services and invoice the customer. Thus, it can take us a number of months or longer to become profitable with respect to any given new customer.

Our growth depends upon our ability to add new and retain existing large customers; however, to the extent we are successful in doing so, our gross margins and ability to achieve profitability and positive cash flow may be impaired.

Our success depends on our ability to sell our online business optimization services to large customers and on those customers continuing to renew their subscriptions with us in successive years. We derive a significant percentage of our total revenues from a relatively small number of large customers, and the loss of any one or more of those customers could decrease our revenues and harm our current and future operating results. However, the addition of new large customers or increase in minimum commitment levels by large existing customers requires particularly large capital expenditures and long implementation periods, resulting in longer than usual time periods to profitability and positive cash flow with respect to these customers. In addition, we generally sell our services to our large customers at a price per transaction lower than we do for other customers due to their larger transaction commitments. Finally, some of our customers have in the past required us to allocate dedicated personnel to provide our services as a condition to entering into service agreements with us. As a result, new large customers or increased usage of our services by large customers may cause our gross margins to decline and negatively impact our profitability and cash flows in the near term.

Because we recognize subscription revenue over the term of the applicable agreement, the lack of subscription renewals or new service agreements may not immediately be reflected in our operating results.

The majority of our quarterly revenues represent revenues attributable to service agreements entered into during previous quarters. As a result, a decline in new or renewed service agreements in any one quarter will not be fully reflected in our revenues for the corresponding quarter but will negatively affect our revenues in future quarters. Additionally, the effect of significant downturns in sales and market acceptance of our services in a particular quarter may not be fully reflected in our results of operations until future periods. Our business model would also make it difficult for any rapid increase in new or renewed service agreements to increase our revenues in any one period because revenues from new customers must be recognized over the applicable service agreement term.

We have limited experience with respect to our pricing model and if the prices we charge for our services are unacceptable to our customers, our revenues and operating results may experience volatility or be harmed.

We have limited experience with respect to determining the appropriate prices for our services that our existing and potential customers will find acceptable. As the market for our services matures, or as new competitors introduce new products or services that compete with ours, we may be unable to renew our agreements with existing customers or attract new customers at the same price or based on the same pricing model as we have used historically. For example, we face competition from businesses that offer their services at substantially lower prices than our services, and Google Inc. currently offers its Web analytics service for free. In addition, we have only recently commercially introduced certain of our services and other services that we offer have only recently been acquired or integrated into our online optimization platform. The price at which our customers may be willing to purchase our recently introduced or acquired services may be lower or different than we expect, which may cause our revenue or operating results to be adversely affected. As a result, in the future it is possible that competitive dynamics in our market may require us to change our pricing model or reduce our prices, which could have a material adverse effect on our revenues, gross margin and operating results.

The market for on-demand services, in general, and for online business optimization services, in particular, is at an early stage of development, and if it does not develop or develops more slowly than we expect, our business will be harmed.

The market for on-demand services, in general, and for online business optimization services, in particular, is at an early stage of development, and it is uncertain whether these services will achieve and sustain high levels of demand and market acceptance. Our success will depend to a substantial extent on the willingness of companies to increase their use of on-demand services, in general, and for online business optimization services, in particular. Many companies have invested substantial personnel and financial resources to integrate traditional enterprise software into their businesses, and therefore may be reluctant or unwilling to migrate to on-demand services. Other factors that may affect market acceptance include:

- the security capabilities, reliability and availability of on-demand services;
- customer concerns with entrusting a third party to store and manage their data;
- public concern regarding privacy;
- the enactment of laws or regulations that restrict our ability to provide existing or new services to customers in the U.S. or internationally;
- the level of customization or configuration we offer;
- our ability to maintain high levels of customer satisfaction;
- our ability to provide reports in real time during periods of intense activity on customer Web sites;
- the price, performance and availability of competing products and services;

- the rate of continued growth in online commerce and online advertising; and
- the current and possible future imposition by federal, state and local agencies of taxes on goods and services that are provided over the Internet.

The market for these services may not develop further, or it may develop more slowly than we expect, either of which would harm our business.

We operate in a highly competitive market, which could make it difficult for us to acquire and retain customers.

We compete in a rapidly evolving and highly competitive market. A significant portion of our business competes with third-party, on-demand services, software vendors and online marketing service providers.

Our current principal competitors include:

- companies, such as Coremetrics, Inc., Google Inc., Microsoft Corporation, Nedstat Ltd. and WebTrends Inc. that offer on-demand services;
- software vendors, such as Epiphany, Inc. (acquired by SSA Global), NetRatings, Inc., Sane Solutions, LLC (acquired by Unica Corporation) and SAS Institute, Inc.;
- online marketing service providers, such as aQuantive, Inc. (acquired by Microsoft), DoubleClick Inc. and 24/7 Real Media, Inc. (acquired by WPP Group plc); and
- multivariate testing providers, such as Optimost LLC (acquired by Interwoven), Memetrics (acquired by Accenture), Kefta Inc. (acquired by Acxiom Digital) and [x + 1].

Many of the companies that offer Web analytics software offer other products or services and as a result could also bundle their products or services, which may result in these companies effectively selling their products or services at or below market prices.

Some of our current and potential competitors have longer operating histories, greater name recognition, access to larger customer bases and substantially greater resources, including sales and marketing, financial and other resources. As a result, these competitors may be able to:

- absorb costs associated with providing their products at a lower price;
- devote more resources to new customer acquisitions;
- respond to evolving market needs more quickly than we can; and
- finance more research and development activities to develop better services.

In addition, large software, Internet and database management companies may enter the market or enhance their web analytics capabilities, either by developing competing services or by acquiring existing competitors or strategic partners of ours, and compete against us effectively as a result of their significant resources and pre-existing relationships with our current and potential customers. For example, Google Inc. offers a Web analytics service free of charge, and it has entered into an agreement to acquire DoubleClick, Inc., one of our strategic partners. Also, Microsoft offers a Web analytics service free of charge, and it acquired aQuantive, Inc. in August 2007, and in February 2008, announced a proposal to acquire Yahoo!.

If our services achieve broader commercial acceptance and as we introduce additional services, we expect that we will experience competition from additional companies.

If we are not able to compete successfully against our current and future competitors, it will be difficult to acquire and retain customers, and we may experience limited revenue growth, reduced revenues and operating margins and loss of market share.

We rely on a small number of third-party service providers to host and deliver our services, and any interruptions or delays in services from these third parties could impair the delivery of our services and harm our business.

We host our services, and serve all of our customers from 15 third-party data center facilities located in the United States and Europe. We do not control the operation of any of these facilities, and depending on service level requirements, we may not operate or maintain redundant data center facilities for all of our services or for all of our customers' data, which increases our vulnerability. These facilities are vulnerable to damage or interruption from earthquakes, hurricanes, floods, fires, power loss, telecommunications failures and similar events. They are also subject to break-ins, computer viruses, sabotage, intentional acts of vandalism and other misconduct. The occurrence of a natural disaster or an act of terrorism, a decision to close the facilities without adequate notice or other unanticipated problems could result in lengthy interruptions in our services. Additionally, our data center facility agreements are of limited durations, and our data facilities have no obligation to renew their agreements with us on commercially reasonable terms, or at all. Some of our data center facility agreements require that we pay for a variable component of power costs and provides for discretionary increases, up to a maximum amount, to the price we pay for use of the facility, thereby potentially subjecting us to variations in the cost of power and hosting fees. In addition, data centers suitable for the hosting of our services have become limited in supply and availability and, in the future, it may be difficult to obtain additional data center capacity to accommodate our growth or we may be required to incur significant expenditures to acquire or develop capacity that meets our future needs. If we are unable to renew our agreements with the facilities on commercially reasonable terms, we may experience delays in the provisioning of our services until an agreement with another data center facility can be arranged or may be required to incur significant expenditures, either of which scenario would adversely impact our financial condition or operating results.

We depend on access to the Internet through third-party bandwidth providers to operate our business. If we lose the services of one or more of our bandwidth providers for any reason, we could experience disruption in our services or we could be required to retain the services of a replacement bandwidth provider.

Our operations rely heavily on the availability of electricity, which also comes from third-party providers. If we or the third-party data center facilities that we use to deliver our services were to experience a major power outage or if the cost of electricity increases significantly, our operations would be harmed. If we or our third-party data centers were to experience a major power outage, we would have to rely on back-up generators, which may not work properly, and their supply might be inadequate during a major power outage. Such a power outage could result in a disruption of our business.

Any errors, defects, interruptions, delays, disruptions or other performance problems with our services could harm our reputation and may damage our customers' businesses. Interruptions in our services might reduce our revenues, cause us to issue credits to customers, cause customers to terminate their subscriptions and adversely affect our renewal rates. Our business would be harmed if our customers and potential customers believe our services are unreliable.

If we fail to respond to rapidly changing technological developments or evolving industry standards, our services may become obsolete or less competitive.

The market for our services is characterized by rapid technological advances, changes in customer requirements, changes in protocols and evolving industry standards. If we are unable to develop enhancements to, and new features for, our existing services or acceptable new services that keep pace with rapid technological developments, our services may become obsolete, less marketable and less competitive and our business will be harmed.

We have experienced rapid growth in recent periods organically and through acquisitions. If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service or address competitive challenges adequately.

We have substantially expanded our overall business, customer base, headcount and operations in recent periods both domestically and internationally. Our total number of full-time employees increased from 305 at December 31, 2005 to 713 at December 31, 2007. With our acquisition of Visual Sciences, our total number of full-

time employees was 960 as of February 1, 2008. In addition, during this same period, we made substantial investments in our network infrastructure operations, research and development and sales and marketing as a result of our growth, and have significantly expanded our geographic presence with the acquisition of two European companies and two companies based in the United States, one of which in particular had significant international reach in its operations. We will need to continue to expand our business. We anticipate that this expansion will require substantial management effort and significant additional investment in our infrastructure. In addition, we will be required to continue to improve our operational, financial and management controls and our reporting procedures, particularly in view of the complexities associated with more geographically dispersed operations. As such, we may be unable to manage our expenses effectively in the future, which may negatively impact our gross margins or cause our operating expenses to increase in any particular quarter. Our historic expansion has resulted in increased responsibilities and has placed, and our expected future growth will continue to place, a significant strain on our managerial, administrative, operational, financial and other resources and will result in new and increased responsibilities for management personnel. There can be no assurance that our management, personnel, systems, procedures, and controls are, or will be, adequate to support our existing and future operations or that we will continue to grow. If we fail to recruit and retain sufficient and qualified managerial, operational, or financial personnel or to implement or maintain internal systems that enable us to effectively manage our growing business and operations worldwide, our financial results in any given period may be adversely affected and our business and financial condition could be materially harmed. If we are unable to otherwise manage our growth successfully, we may experience unanticipated business problems or interruptions, which may damage our reputation or adversely affect the operating results of our business.

We intend to continue making acquisitions of, or investments in, other companies and technologies, which could divert our management's attention, result in additional dilution to our stockholders and otherwise disrupt our operations and harm our operating results.

As part of our business strategy, we expect to continue to make acquisitions of, or investments in, complementary services, technologies or businesses to address the need to develop new products and enhance existing products. We also may enter into relationships with other businesses in order to expand our service offerings, which could involve preferred or exclusive licenses, additional channels of distribution or discount pricing or investments in other companies.

Negotiating these transactions can be time-consuming, difficult and expensive, and our ability to close these transactions may often be subject to approvals, such as government regulation, which are beyond our control. Consequently, we can make no assurances that these transactions, once undertaken and announced, will close.

Acquisitions may also disrupt our ongoing business, divert our resources and require significant management attention that would otherwise be available for ongoing development of our business, as well as cause difficulties in completing projects associated with in-process research and development. Acquisitions also involve risks associated with difficulties in entering markets in which we have no or limited direct prior experience and where competitors in such markets have stronger market positions. In addition, the revenue of an acquired business may be insufficient to offset increased expenses associated with the acquisition. Acquisitions can also lead to large and immediate non-cash charges that can have an adverse effect on our results of operations as a result of write-offs for items such as acquired in-process research and development, impairment of goodwill or the recording of stock-based compensation, as well as restructuring charges. In addition, we may lack experience operating in the geographic market of the businesses that we acquire. Further, international acquisitions, such as our two recent European acquisitions, increase our exposure to the risks associated with international operations. Moreover, we cannot assure you that the anticipated benefits of any future acquisition, investment or business relationship would be realized or that we would not be exposed to unknown liabilities. In connection with one or more of those transactions, we may:

- issue additional equity securities that would dilute our stockholders;
- use a substantial portion of our cash resources that we may need in the future to operate our business;
- incur debt on terms unfavorable to us or that we are unable to repay;

- assume or incur large charges or substantial liabilities, including payments to NetRatings under our agreements with it;
- encounter difficulties retaining key employees of the acquired company or integrating diverse business cultures;
- become subject to adverse accounting or tax consequences, substantial depreciation, amortization, impairment or deferred compensation charges;
- make severance payments and provide additional compensation to executives and other personnel;
- incur charges related to the elimination of duplicative facilities or resources;
- incur legal, accounting and financial advisory fees, regardless of whether the transaction is completed; and
- become subject to intellectual property or other litigation.

Failure to effectively expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our services.

Increasing our customer base and achieving broader market acceptance of our services will depend to a significant extent on our ability to expand our sales and marketing operations. We expect to be substantially dependent on our direct sales force to obtain new customers. We have recently significantly expanded the size of our direct sales force and plan to continue to expand our direct sales force both domestically and internationally. We believe that there is significant competition for direct sales personnel with the sales skills and technical knowledge that we require. Our ability to achieve significant growth in revenues in the future will depend, in large part, on our success in recruiting, training and retaining sufficient numbers of direct sales personnel. Moreover, new hires require significant training and, in most cases, take a significant period of time before they achieve full productivity. Our recent hires, sales personnel added through our recent business acquisitions and planned hires may not become as productive as we would like, and we may be unable to hire or retain sufficient numbers of qualified individuals in the future in the markets where we do business. Our business will be seriously harmed if these expansion efforts do not generate a corresponding significant increase in revenues.

Our growth depends in part on the success of our strategic relationships with third parties, including technology integration, channel partners and resellers of our services.

We may not be able to develop or maintain strategic relationships with third parties with respect to either technology integration or channel development for a number of reasons, including because of relationships with our competitors or prospective competitors. For example, we recently launched Omniture Genesis as part of our strategy to broaden our online business optimization platform. If we are unsuccessful in establishing or maintaining our strategic relationships with these and other third parties, our ability to compete in the marketplace or to grow our revenues would be impaired and our operating results would suffer. Further, if search engine or other online marketing providers restrict access to their networks or increase the currently nominal prices they charge for the use of their application programming interfaces, our ability to deliver services of sufficiently high value to our customers at a profitable price will be negatively affected. Even if we are successful in establishing and maintaining these relationships, we cannot assure you that these will result in increased customers or revenues.

Because our long-term success depends, in part, on our ability to expand the sales of our services to customers located outside of the United States, our business will be susceptible to risks associated with international operations.

We currently maintain offices outside of the United States and currently have operations, sales personnel or independent consultants in several countries. In the first quarter of 2007, we acquired Instadia, which has its principal operations in Copenhagen, Denmark, and Touch Clarity, which has its principal operations in London, England, and we also acquired Offermatica and Visual Sciences, which has significant international reach in its operations. These acquisitions significantly increased the scope and complexity of our international operations. We have limited experience operating in foreign jurisdictions at such scale. Our inexperience in operating our business

outside of the United States increases the risk that our current and any future international expansion efforts will not be successful. In addition, conducting international operations subjects us to new risks that we have not generally faced in the United States. These include:

- fluctuations in currency exchange rates;
- unexpected changes in foreign regulatory requirements;
- longer accounts receivable payment cycles and difficulties in collecting accounts receivable;
- difficulties in managing and staffing international operations;
- potentially adverse tax consequences, including the complexities of foreign value added tax systems and restrictions on the repatriation of earnings;
- localization of our services, including translation into foreign languages and associated expenses;
- dependence on certain third parties to increase customer subscriptions;
- the burdens of complying with a wide variety of foreign laws and different legal standards, including laws and regulations related to privacy;
- increased financial accounting and reporting burdens and complexities;
- political, social and economic instability abroad, terrorist attacks and security concerns in general; and
- reduced or varied protection for intellectual property rights in some countries.

The occurrence of any one of these risks could negatively affect our international business and, consequently, our results of operations generally.

Additionally, operating in international markets also requires significant management attention and financial resources. We cannot be certain that the investment and additional resources required in establishing, acquiring or integrating operations in other countries will produce desired levels of revenues or profitability.

As we expand our international operations, we will be required to recruit and retain experienced management, sales and technical personnel in our international offices, and we expect that the identification, recruitment, training and retention of such personnel will require significant management time and effort and resources. Competition for employees with the skills required, particularly management, engineering and other technical personnel, is intense, and there can be no assurance that we will be able to attract and retain highly skilled employees in sufficient numbers to sustain our current business or to support future growth. We may need to pay recruiting or agency fees and offer additional compensation or incentives to attract and retain these and other employees, resulting in an increase to our operating expenses.

Some of our international subscription fees are currently denominated in United States dollars and paid in local currency. As a result, fluctuations in the value of the United States dollar and foreign currencies may make our services more expensive for international customers or increase the cost of our international operations, which could harm our business.

We may be liable to our customers and may lose customers if we provide poor service, if our services do not comply with our agreements or if we are unable to collect customer data or otherwise lose customer data.

Because of the large amount of data that we collect and manage on behalf of our customers, it is possible that hardware failures or errors in our systems could result in data loss or corruption or cause the information that we collect to be incomplete or contain inaccuracies that our customers regard as significant. Furthermore, our ability to collect and report data may be interrupted by a number of factors, including our inability to access the Internet, the failure of our network or software systems, security breaches or variability in user traffic on customer Web sites. In addition, computer viruses may harm our systems causing us to lose data, and the transmission of computer viruses could expose us to litigation. We may also find, on occasion, that we cannot deliver data and reports to our customers in real time because of significant spikes in consumer activity on their Web sites. We may be liable to our

customers for damages they may incur resulting from these events, such as loss of business, loss of future revenues, breach of contract or for the loss of goodwill to their business. In addition to potential liability, if we supply inaccurate information or experience interruptions in our ability to capture, store and supply information in real time or at all, our reputation could be harmed and we could lose customers.

Our errors and omissions insurance may be inadequate or may not be available in the future on acceptable terms, or at all. In addition, our policy may not cover any claim against us for loss of data or other indirect or consequential damages and defending a suit, regardless of its merit, could be costly and divert management's attention.

A rapid expansion of our network and systems could cause us to lose customer data or cause our network or systems to fail.

In the future, we may need to expand our network and systems at a more rapid pace than we have in the past. For example, if we secure a large customer or a group of customers with extraordinary volumes of information to collect and process, we may suddenly require additional bandwidth and our existing systems may not be able to process the information. Our network or systems may not be capable of meeting the demand for increased capacity, or we may incur additional unanticipated expenses to accommodate these capacity demands. In addition, we may lose valuable data, be able to provide it only on a delayed basis or our network may temporarily shut down if we fail to expand our network to meet future requirements. Many of these risks are exacerbated as a result of our recent acquisitions, that have and will continue to require us to integrate network operations involving different operational procedures, security applications and hardware configurations. Any lapse in our ability to collect or transmit data will decrease the value of the data, prevent us from providing the complete data that may be requested by our customers and affect some of our customers' Web pages. Any disruption in our network processing or loss of data may damage our reputation and result in the loss of customers.

If a third party asserts that we are infringing its intellectual property, whether successful or not, it could subject us to costly and time-consuming litigation or expensive licenses, and our business may be harmed.

The Internet, software and technology industries are characterized by the existence of a large number of patents, copyrights, trademarks and trade secrets and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. As we face increasing competition, the possibility of intellectual property rights claims against us grows. Our technologies may not be able to withstand any third-party claims or rights against their use. Additionally, although we have licensed from other parties proprietary technology covered by patents, we cannot be certain that any such patents will not be challenged, invalidated or circumvented. Furthermore, many of our service agreements require us to indemnify our customers for third-party intellectual property infringements claims, which would increase our costs as a result of defending such claims and may require that we pay damages if there were an adverse ruling in any such claims. We, and certain of our customers, have in the past received correspondence from third parties alleging that certain of our services, or customers' use of our services, violate such third parties' patent rights. For example, we are aware that seven of our customers have received letters from a third party alleging, among other things, that these customers' online activities, including the use of our services, infringe its patents. A few of these customers have requested that we indemnify them against these allegations. Other customers may receive similar allegations of infringement and make similar requests for indemnification under our service agreements with them or this third party may make claims directly against us. These types of claims could harm our relationships with our customers, may deter future customers from subscribing to our services or could expose us to litigation with respect to these claims. Even if we are not a party to any litigation between a customer and a third party, an adverse outcome in any such litigation could make it more difficult for us to defend our intellectual property in any subsequent litigation in which we are a named party. Any of these results could harm our brand and operating results.

Any intellectual property rights claim against us or our customers, with or without merit, could be time-consuming, expensive to litigate or settle and could divert management resources and attention. An adverse determination also could prevent us from offering our services to our customers and may require that we procure or develop substitute services that do not infringe.

With respect to any intellectual property rights claim against us or our customers, we may have to pay damages or stop using technology found to be in violation of a third party's rights. We may have to seek a license for the technology, which may not be available on reasonable terms, may significantly increase our operating expenses or require us to restrict our business activities in one or more respects. The technology also may not be available for license to us at all. As a result, we may also be required to develop alternative non-infringing technology, which could require significant effort and expense. For example, in February 2006, we entered into a settlement and patent cross-license agreement with NetRatings, to resolve a patent infringement lawsuit that NetRatings filed against us in May 2005 and to obtain a non-exclusive, world-wide license to NetRatings' entire patent portfolio. Under the terms of the agreement, we agreed to pay license fees to NetRatings. Additionally, Visual Sciences, Inc. (formerly known as WebSideStory, Inc.) and Visual Sciences, LLC also entered into settlement and license agreements with NetRatings, pursuant to which they agreed to pay license fees to NetRatings in exchange for non-exclusive, world-wide licenses to NetRatings' patents.

Our exposure to risks associated with the use of intellectual property may be increased as a result of acquisitions, as we have a lower level of visibility into the development process with respect to such technology or the care taken to safeguard against infringement risks. In addition, third parties may make infringement and similar or related claims after we have acquired technology that had not been asserted prior to our acquisition.

The success of our business depends in large part on our ability to protect and enforce our intellectual property rights.

We rely on a combination of patent, copyright, service mark, trademark and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect our proprietary rights, all of which provide only limited protection. We have 23 issued patents in the United States, one issued patent in the United Kingdom, as well as 59 United States and 60 related international and foreign patent applications pending. We cannot assure you that any patents will issue with respect to our current patent applications, in a manner that gives us the protection that we seek, if at all, or that any future patents issued to us will not be challenged, invalidated or circumvented. Our currently issued patents and any patents that may issue in the future with respect to pending or future patent applications may not provide sufficiently broad protection or they may not prove to be enforceable in actions against alleged infringers. Also, we cannot assure you that any future service mark registrations will be issued with respect to pending or future applications or that any registered service marks will be enforceable or provide adequate protection of our proprietary rights.

We endeavor to enter into agreements with our employees and contractors and agreements with parties with whom we do business in order to limit access to and disclosure of our proprietary information. We cannot be certain that the steps we have taken will prevent unauthorized use of our technology or the reverse engineering of our technology. Moreover, others may independently develop technologies that are competitive to ours or infringe our intellectual property. The enforcement of our intellectual property rights also depends on our legal actions against these infringers being successful, but we cannot be sure these actions will be successful, even when our rights have been infringed.

Furthermore, effective patent, trademark, service mark, copyright and trade secret protection may not be available in every country in which our services are available over the Internet. In addition, the legal standards relating to the validity, enforceability and scope of protection of intellectual property rights in Internet-related industries are uncertain and still evolving.

We rely on our management team and need additional personnel to grow our business, and the loss of one or more key employees or the inability to attract and retain qualified personnel could harm our business.

Our success and future growth depends to a significant degree on the skills and continued services of our management team. Our future success also depends on our ability to attract and retain and motivate highly skilled technical, managerial, marketing and customer service personnel, including members of our management team. All of our employees work for us on an at-will basis, however, the laws of some of the international jurisdictions where we have employees may require us to make statutory severance payments in the event of termination of

employment. We plan to hire additional personnel in all areas of our business, particularly for our sales, marketing and technology development areas, both domestically and internationally. Competition for these types of personnel is intense, particularly in the Internet and software industries. As a result, we may be unable to successfully attract or retain qualified personnel. Our inability to retain and attract the necessary personnel could adversely affect our business.

Material defects or errors in our software we use to deliver our services could harm our reputation, result in significant costs to us and impair our ability to sell our services.

The software applications underlying our services are inherently complex and may contain material defects or errors. Any defects that cause interruptions to the availability of our services could result in:

- lost or delayed market acceptance and sales of our services;
- sales credits or refunds to our customers;
- loss of customers;
- diversion of development resources;
- injury to our reputation; and
- increased warranty and insurance costs.

The costs incurred in correcting any material defects or errors in our services may be substantial and could adversely affect our operating results. After the release of our services, defects or errors may also be identified from time to time by our internal team and by our customers. These defects or errors may occur in the future.

Changes in financial accounting standards or practices may cause adverse, unexpected financial reporting fluctuations and affect our reported results of operations.

A change in accounting standards or practices can have a significant effect on our reported results and may even affect our reporting of transactions completed before the change is effective. New accounting pronouncements and varying interpretations of accounting pronouncements have occurred and are likely to occur in the future. Changes to existing rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business. For example, on December 16, 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards, or SFAS, No. 123 (revised 2004), *Share-Based Payment*, or SFAS No. 123R. SFAS No. 123R, which became effective for fiscal periods beginning after September 15, 2005, requires that employee stock-based compensation be measured based on its fair-value on the grant date and treated as an expense that is reflected in the financial statements over the related service period. As a result of SFAS No. 123R, our results of operations in 2006 and 2007 reflect expenses that are not reflected in prior periods, potentially making it more difficult for investors to evaluate our 2006 and 2007 results of operations relative to prior periods.

We might require additional capital to support business growth, and this capital might not be available on acceptable terms, or at all.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new services or enhance our existing services, enhance our operating infrastructure and acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate

financing or financing on terms satisfactory to us, when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements could be impaired, which could adversely affect our operating results, our ability to operate our business and investors' views of us.

Under Section 404 of the Sarbanes-Oxley Act of 2002, or SOX 404, on an on-going basis both we and our external auditors are required to assess the effectiveness of our internal controls over financial reporting. The requirements of SOX 404 first became applicable to us on December 31, 2007. Our efforts to comply with SOX 404 have resulted in, and are likely to continue to result in, increased general and administrative expenses and the commitment of significant financial and personnel resources.

Although we believe that our efforts will enable us to remain compliant under SOX 404, we can give no assurance that in the future such efforts will be successful. Our business is complex and involves significant judgments and estimates as described in our "Critical Accounting Policies." Any failure to adequately maintain effective internal controls over our financial reporting, or consequently our inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. In addition, investors' perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements may seriously affect our stock price.

Our net operating loss carryforwards may expire unutilized, which could prevent us from offsetting future taxable income.

At December 31, 2007, we had federal net operating loss carryforwards of approximately $82.0 million that will begin to expire in 2020 and approximately $1.4 million in federal tax credit carryforwards that will begin to expire in 2019. At December 31, 2007, we also had state net operating loss carryforwards of approximately $82.8 million that will begin to expire in 2015 and state research and development credits of approximately $0.6 million that will begin to expire in 2014. Changes in ownership have occurred that have resulted in limitations in our net operating loss carryforwards under Section 382 of the Internal Revenue Code. As a result of these Section 382 limitations, we can only utilize a portion of the net operating loss carryforwards that were generated prior to the ownership changes to offset future taxable income generated in U.S. federal and state jurisdictions. At December 31, 2007, we also had approximately $16.4 million in net operating loss carryforwards in the United Kingdom, part or all of which may not be available to offset our future taxable income in the United Kingdom should there be a change in the nature or conduct of our business in the United Kingdom within the three years subsequent to the date of our acquisition of Touch Clarity.

In addition, the timing of when we achieve profitability, if ever, and the dollar amount of such profitability will impact our ability to utilize these net operating loss carryforwards. We may not be able to achieve sufficient profitability to utilize some or all of our net operating loss carryforwards prior to their expiration.

If we cannot maintain our corporate culture as we grow, we could lose the innovation, teamwork and focus that we believe our culture fosters, and our business may be harmed.

We believe that a critical contributor to our success has been our corporate culture, which we believe fosters innovation and teamwork. As we grow and change, we may find it difficult to maintain important aspects of our corporate culture, which could negatively affect our ability to retain and recruit personnel, and otherwise adversely affect our future success.

Our investments in auction rate securities are subject to risks which may adversely affect our liquidity and cause losses.

At February 22, 2008, we held approximately $21.5 million of municipal notes investments with an auction reset feature, or auction rate securities, the underlying assets of which are generally student loans which are substantially backed by the federal government. Auction rate securities are generally long-term instruments that provide liquidity through a Dutch auction process that resets the applicable interest rate at pre-determined calendar

intervals, allowing holders of these instruments to rollover their holdings and continue to own their respective securities or liquidate their holdings by selling the auction rate securities at par. These auction rate securities are classified as current assets in our consolidated financial statements. The recent uncertainties in the credit markets have prevented us and other investors from liquidating our holdings of auction rate securities in recent auctions for these securities because the amount of securities submitted for sale has exceeded the amount of purchase orders. Through February 22, 2008, auctions failed for $15.0 million of our auction rate securities, and there is no assurance that previously successful auctions on the other auction rate securities in our investment portfolio will enable us to liquidate our positions. As a result, our ability to liquidate and fully recover the carrying value of our investment in the near term may be limited or not exist. All of our auction rate securities, including those subject to the failure, are currently rated AAA, the highest rating, by a rating agency. Until the issuers of our auction rate securities are able to successfully close future auctions or if their credit ratings deteriorate, we may in the future be required to reclassify these securities as non-current or record an impairment charge on these investments, and our liquidity would be adversely affected to the extent that the cash we would otherwise receive upon liquidation of the investments would not be available for use in the growth of our business and other strategic opportunities.

Risks Related to Our Industry

Widespread blocking or erasing of cookies or other limitations on our ability to use cookies or other technologies that we employ may impede our ability to collect information and reduce the value of our services.

Our services currently use "cookies," which are small files of information placed on an Internet user's computer in connection with that visitor's browsing activity on a customer's website(s), and "clear GIFs" (also known as pixel tags or web beacons), which are small images placed on a web page to facilitate the collection of visitor browsing data on such customer's website(s). These technologies help us to aggregate and analyze the website usage patterns of visitors to our customers' websites. The use of third-party cookies may be construed as obscure in the eyes of the public or governmental agencies, including non-U.S. regulators. We encourage our customers to send our cookies from their own websites and, when they are unwilling to do so, we mark all newly implemented third-party cookies with their dual origin to indicate that they are both from our customer's website and from us. However, we cannot assure you that these measures will succeed in reducing any risks relating to the use of third-party cookies.

Most currently available web browsers allow site visitors to modify their settings to prevent or delete cookies. Additionally, widely available software allows site visitors to sweep all cookies from their computers at once. Similarly, several software programs, sometimes marketed as ad-ware or spyware detectors, may misclassify the cookies our customers are using as objectionable and prompt site visitors to delete or block them. Several of these same software programs may target the use of clear GIFs. If a large number of site visitors refuse, disable or delete their cookies or clear GIFs or if we are otherwise unable to use cookies or clear GIFs, and if alternative methods or technologies are not developed in a timely manner, the quality of the data we collect for our customers and the value of our services based on that data would decrease substantially.

We interact with consumers through our customers, so we may be held accountable for our customers' handling of the consumers' personal information.

On behalf of our customers, we collect and use anonymous and personal information and information derived from the activities of Web site visitors. This enables us to provide our customers with anonymous or personally identifiable information from and about the users of their Web sites. Federal, state and foreign government bodies and agencies have adopted or are considering adopting laws regarding the collection, use and disclosure of this information. Therefore our compliance with privacy laws and regulations and our reputation among the public body of Web site visitors depend on our customers' adherence to privacy laws and regulations and their use of our services in ways consistent with consumers' expectations.

We also rely on representations made to us by our customers that their own use of our services and the information we provide to them via our services do not violate any applicable privacy laws, rules and regulations or

their own privacy policies. Our customers also represent to us that they provide their Web site users the opportunity to "opt-out" of the information collection associated with our services. We do not audit our customers to confirm compliance with these representations. If these representations are false or if our customers do not otherwise comply with applicable privacy laws, we could face potentially adverse publicity and possible legal or other regulatory action.

Domestic or foreign laws or regulations may limit our ability to collect and use Internet user information, resulting in a decrease in the value of our services and having an adverse impact on the sales of our services.

State attorneys general, governmental and non-governmental entities and private persons may bring legal actions asserting that our methods of collecting, using and distributing Web site visitor information are illegal or improper, which could require us to spend significant time and resources defending these claims. The costs of compliance with, and the other burdens imposed by, laws or regulatory actions may prevent us from offering services or otherwise limit the growth of our services. In addition, some companies have been the subject of class-action lawsuits and governmental investigations based on their collection, use and distribution of Web site visitor information. Any such legal action, even if unsuccessful, may distract our management's attention, divert our resources, negatively affect our public image and harm our business.

Various state legislatures have enacted legislation designed to protect consumers' privacy by prohibiting the distribution of "spyware" over the Internet. Such anti-spyware laws typically focus on restricting the proliferation of certain kinds of downloadable software, or spyware, that, when installed on an end user's computer, are used to intentionally and deceptively take control of the end user's machine. We do not believe that the data collection methods employed by our technology constitute "spyware" or that such methods are prohibited by such legislation. Similar legislation has been proposed federally. This legislation, if drafted broadly enough, could be deemed to apply to the technology we use and could potentially restrict our information collection methods. Any restriction or change to our information collection methods would cause us to spend substantial amounts of money and time to make changes and could decrease the amount and utility of the information that we collect.

Both existing and proposed laws regulate and restrict the collection and use of information over the Internet that personally identifies the Web site visitor. These laws continue to change and vary among domestic and foreign jurisdictions, but certain information such as names, addresses, telephone numbers, credit card numbers and e-mail addresses are widely considered personally identifying. The scope of information collected over the Internet that is considered personally identifying may become more expansive, and it is possible that current and future legislation may apply to information that our customers currently collect without the explicit consent of Web site visitors. If information that our customers collect and use without explicit consent is considered to be personally identifying, their ability to collect and use this information will be restricted and they would have to change their methods, which could lead to decreased use of our services.

Domestic and foreign governments are also considering restricting the collection and use of Internet usage data generally. Some privacy advocates argue that even anonymous data, individually or when aggregated, may reveal too much information about Web site visitors. If governmental authorities were to follow privacy advocates' recommendations and enact laws that limit data collection practices, our customers would likely have to obtain the express consent of a user of our customers' Web sites before we could collect, share or use any of that user's information regardless of whether the collection is done on behalf of our customers. Any requirement that we obtain consent from the users of our customers' Web sites would reduce the amount and value of the information that we provide to customers, which might cause some existing customers to discontinue using our services. We would also need to expend considerable effort and resources to develop new information collection procedures to comply with an express consent requirement. Even if our customers succeeded in developing new procedures, they might be unable to convince Internet users to agree to the collection and use of the users' information. This would negatively impact our revenues, growth and potential for expanding our business and could cause our stock price to decline.

We may face liability for the unauthorized disclosure or theft of private information, which could expose us to liabilities and harm our stock price.

Unauthorized disclosure of personally identifiable information regarding Web site visitors, whether through breach of our secure network by an unauthorized party, employee theft or misuse, or otherwise, could harm our business. If there were even an inadvertent disclosure of personally identifiable information, or if a third party were to gain unauthorized access to the personally identifiable information we possess, our operations could be seriously disrupted, our reputation could be harmed and we could be subject to claims (including claims for substantial liquidated damages) pursuant to our agreements with our customers or other liabilities. In addition, if a person penetrates our network security or otherwise misappropriates data, we could be subject to liability. Such perceived or actual unauthorized disclosure of the information we collect or breach of our security could harm our business.

We may face public relations problems as a result of violations of privacy laws and perceived mistreatment of personal information, and these public relations problems may harm our reputation and thereby lead to a reduction in customers and lower revenues.

Any perception of our practices as an invasion of privacy, whether or not illegal, may subject us to public criticism. Existing and potential future privacy laws and increasing sensitivity of consumers to unauthorized disclosures and use of personal information may create negative public reactions related to our business practices. Public concerns regarding data collection, privacy and security may cause some Web site visitors to be less likely to visit Web sites that subscribe to our services. If enough users choose not to visit our customers' Web sites, our ability to collect sufficient amounts of information and provide our services effectively would be adversely affected, and those Web sites could stop using our services. This, in turn, would reduce the value of our services and inhibit or reverse the growth of our business.

Internet-related and other laws could adversely affect our business.

Laws and regulations that apply to communications and commerce over the Internet are becoming more prevalent. In particular, the growth and development of the market for online commerce has prompted calls for more stringent tax, consumer protection and privacy laws, both in the United States and abroad, that may impose additional burdens on companies conducting business online. This could negatively affect the businesses of our customers and reduce their demand for our services. Internet-related laws, however, remain largely unsettled, even in areas where there has been some legislative action. The adoption or modification of laws or regulations relating to the Internet or our operations, or interpretations of existing law, could adversely affect our business.

Risks Related to the Securities Markets and Ownership of Our Common Stock

The trading price of our common stock may be subject to significant fluctuations and volatility, and our stockholders may be unable to resell their shares at a profit.

The stock markets, in general, and the markets for high technology stocks in particular, have experienced high levels of volatility. The market for technology stocks has been extremely volatile and frequently reaches levels that bear no relationship to the past or present operating performance of those companies. These broad market fluctuations may adversely affect the trading price of our common stock. In addition, the trading price of our common stock has been subject to significant fluctuations and may continue to fluctuate or decline. Since our initial public offering, which was completed in July 2006, the price of our common stock has ranged from an intra-day low of $5.60 to an intra-day high of $38.57 through February 22, 2008. Factors that could cause fluctuations in the trading price of our common stock include the following:

- price and volume fluctuations in the overall stock market from time to time;
- significant volatility in the market price and trading volume of technology companies in general, and companies in our industry;
- actual or anticipated changes in our results of operations or fluctuations in our operating results;

- actual or anticipated changes in the expectations of investors or securities analysts, including changes in financial estimates or investment recommendations by securities analysts who follow our business;
- speculation in the press or investment community;
- technological advances or introduction of new products by us or our competitors;
- actual or anticipated developments in our competitors' businesses or the competitive landscape generally;
- litigation involving us, our industry or both;
- regulatory developments in the United States, foreign countries or both;
- major catastrophic events;
- our sale of common stock or other securities in the future;
- the trading volume of our common stock, as well as sales of large blocks of our stock; or
- departures of key personnel.

These factors, as well as general economic and political conditions and the announcement of proposed and completed acquisitions or other significant transactions, or any difficulties associated with such transactions, by us or our strategic partners, customers or our current competitors, may materially adversely affect the market price of our common stock in the future. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against that company. Such litigation could result in substantial cost and a diversion of management's attention and resources. In addition, volatility, lack of positive performance in our stock price or changes to our overall compensation program, including our equity incentive program, may adversely affect our ability to retain key employees.

If securities analysts stop publishing research or reports about our business, or if they downgrade our stock, the price of our stock could decline.

The trading market for our common stock relies in part on the research and reports that industry or financial analysts publish about us. We do not control these analysts. If one or more of the analysts who do cover us downgrade our stock, our stock price would likely decline. Further, if one or more of these analysts cease coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline.

The concentration of our capital stock ownership with insiders will likely limit your ability to influence the outcome of key transactions, including a change of control.

Our executive officers, directors, five percent or greater stockholders and affiliated entities together beneficially own a substantial amount of the outstanding shares of our common stock. As a result, these stockholders, if acting together, would be able to exert significant influence over most matters requiring approval by our stockholders, including the election of directors and the approval of significant corporate transactions, even if other stockholders oppose them. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company that other stockholders may view as beneficial, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

Provisions in our certificate of incorporation and bylaws under Delaware law might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Our certificate of incorporation and bylaws contain provisions that could depress the trading price of our common stock by acting to discourage, delay or prevent a change of control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions:

- establish a classified Board of Directors so that not all members of our Board of Directors are elected at one time;

- authorize the issuance of "blank check" preferred stock that our Board of Directors could issue to increase the number of outstanding shares to discourage a takeover attempt;
- prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;
- prohibit stockholders from calling a special meeting of our stockholders;
- provide that our Board of Directors is expressly authorized to make, alter or repeal our bylaws; and
- establish advance notice requirements for nominations for elections to our Board of Directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

Additionally, we are subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any "interested" stockholder for a period of three years following the date on which the stockholder became an "interested" stockholder and which may discourage, delay or prevent a change of control of our company.

ITEM 1B *Unresolved Staff Comments*

None.

ITEM 2. *Properties*

Our executive offices and principal office for domestic marketing, sales and development occupy approximately 103,000 square feet in Orem, Utah under leases that expire in 2011. In January 2008, we amended the lease for our Orem, Utah headquarters to add approximately 33,000 additional square feet of office space commencing in March 2008. As a result of our acquisition of Visual Sciences, we also lease approximately 61,000 square feet of office space located in San Diego, California under a lease that expires in January 2013, of which we currently occupy approximately 40,000 square feet for sales, development and professional services personnel. We sublease the unused space at such facility under a sublease which expires in February 2008. We intend to renew this sublease upon its expiration. In connection with our acquisitions of Offermatica and Visual Sciences we consolidated our combined Northern California operations in office space in San Francisco, California for sales, development and professional services personnel under a lease for 35,000 square feet that expires in 2013. We also lease office space in various other locations throughout the United States for sales and professional services personnel. Our foreign subsidiaries lease office space for their operations and sales and professional services personnel. We consider our facilities to be both suitable and adequate to provide for our current and near-term requirements. If we require additional space, we believe that we will be able to obtain this space on commercially reasonable terms.

ITEM 3. *Legal Proceedings*

Generally, we are involved in various legal proceedings arising from the normal course of business activities. In accordance with SFAS No. 5, *Accounting Contingencies*, we make a provision for liability when it is both probable that the liability has been incurred and the amount of the loss can be reasonably estimated. We conduct quarterly reviews of any legal proceedings in which we are involved to determine the impacts of negotiations, settlements, rulings, advice of legal counsel, and other information and events pertaining to a particular case to assess whether any provisions are required to reflect the impacts. We do not believe that ultimate disposition of these matters will have a material adverse impact on our consolidated results of operations, cash flows or financial position. However, litigation is inherently unpredictable, and depending on the amount and timing, an unfavorable resolution of a matter could materially affect our future results of operations, cash flows or financial position in a particular period. See risk factors "*If a third party asserts that we are infringing its intellectual property, whether successful or not, it could subject us to costly and time-consuming litigation or expensive licenses, and our business may be harmed*" and "*The success of our business depends in large part on our ability to protect and enforce our intellectual property rights*" in Item 1A of this Annual Report on Form 10-K.

ITEM 4. *Submission of Matters to a Vote of Security Holders*

At our special meeting of stockholders held on January 17, 2008 in Orem, Utah, the following proposals were adopted by the margins indicated:

1. A proposal to approve the issuance of shares of Omniture common stock in connection with the merger contemplated by the Agreement and Plan of Reorganization, dated October 25, 2007, by and among Omniture, Voyager Acquisition Corp, a wholly-owned subsidiary of Omniture, and Visual Sciences Inc.

Votes For	Votes Against	Abstain
48,240,628	52,438	5,191

2. A proposal to approve the adjournment or postponement of the special meeting to a later date or dates, if necessary, to solicit additional proxies if there are not sufficient votes to approve Proposal 1 above.

Votes For	Votes Against	Abstain
45,974,097	1,423,806	900,354

PART II

ITEM 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Market Information for Common Stock

Our common stock has been quoted on the Nasdaq Global Market under the symbol "OMTR" since our initial public offering on June 28, 2006. Prior to that time, there was no public market for our common stock.

The following table sets forth for the indicated periods the high and low sales prices of our common stock as reported by the Nasdaq Global Market.

	High	Low
Fiscal year ended December 31, 2007:		
First quarter	$18.75	$13.25
Second quarter	24.26	15.50
Third quarter	31.43	20.20
Fourth quarter	38.57	25.54
Fiscal year ended December 31, 2006:		
Second quarter (beginning June 28, 2006)	7.60	5.60
Third quarter	8.59	6.23
Fourth quarter	14.97	7.35

Dividends

We have never declared nor paid cash dividends on our common stock. We currently expect to retain future earnings, if any, to finance the operation and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our Board of Directors.

Stockholders

As of February 22, 2008, there were 71,629,640 shares of our common stock outstanding held by approximately 178 stockholders of record, including the Depository Trust Company, which holds shares of our common stock on behalf of an indeterminate number of beneficial owners.

Stock Performance Graph and Cumulative Total Return

Notwithstanding any statement to the contrary in any of our previous or future filings with the SEC, the following information relating to the price performance of our common stock shall not be deemed to be "filed" with the SEC or to be "soliciting material" under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and it shall not be deemed to be incorporated by reference into any of our filings under the Securities Act or the Exchange Act, except to the extent we specifically incorporate it by reference into such filing.

The following graph shows a comparison from June 28, 2006 (the date our common stock commenced trading on The Nasdaq Global Market) through December 31, 2007 of the cumulative total return for our common stock, the Nasdaq Composite Index and the Nasdaq Computer Index. Data for the Nasdaq Composite Index and the Nasdaq Computer Index assume reinvestment of dividends. The comparisons in this graph below are based on historical data and are not intended to forecast or be indicative of future performance of our common stock.

COMPARISON OF 18 MONTH CUMULATIVE TOTAL RETURN*
Among Omniture, Inc, The Nasdaq Composite Index
and The Nasdaq Computer Index



Omniture, Inc.
Nasdaq Composite Index
Nasdaq Computer Index
$600
$500
$400
$300
$200
$100
0
6/06 7/06 8/06 9/06 10/06 11/06 12/06 1/07 2/07 3/07 4/07 5/07 6/07 7/07 8/07 9/07 10/07 11/07 12/07

* $100 invested on 6/28/06 in stock or 5/31/06 in index-including reinvestment of dividends. Fiscal year ending December 31.

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

Recent Sales of Unregistered Securities

In March 2007, we completed the acquisition of Touch Clarity Limited pursuant to the Share Purchase Agreement dated as of February 14, 2007 by and among Omniture, the former shareholders of Touch Clarity Limited, and certain representatives of the Touch Clarity shareholders. In connection with the closing of the Touch Clarity acquisition, the holders of both vested and unvested options to purchase shares of Touch Clarity common stock received replacement options to purchase approximately 0.7 million shares of Omniture common stock with a weighted average exercise price for the replacement stock options equal to approximately $0.79 per share, or Touch Clarity Transaction Options. Additionally, the consideration in the acquisition of Touch Clarity consisted, in part, in the payment of approximately 0.8 million shares of Omniture common stock to the former shareholders of Touch Clarity, or Touch Clarity Transaction Shares, which shares were issued in August 2007. The Touch Clarity Transaction Options and the Touch Clarity Transaction Shares were not registered under the Securities Act of 1933, as amended, or the Securities Act. In issuing the Touch Clarity Transaction Options and the Touch Clarity Transaction Shares, Omniture relied on the exemptions from registration under the Securities Act provided by

Section 4(2) of the Securities Act, Regulation D promulgated by the Securities and Exchange Commission thereunder, and Regulation S promulgated by the Securities and Exchange Commission under the Securities Act, based in part on representations made by the intended recipients of such options and shares as to their status as accredited investors and non-U.S. persons and the determination that, in some cases, the transactions were exempt from registration as not involving an offer or sale within the meaning of the Securities Act.

In December 2007, we completed our acquisition of Offermatica Corporation pursuant to the Agreement and Plan of Reorganization, dated September 7, 2007, by and among Omniture, San Francisco Acquisition Sub, a wholly-owned subsidiary of Omniture and Offermatica. The consideration in the acquisition of Offermatica consisted, in part, in the payment of approximately 1.0 million shares of Omniture common stock to the former stockholders of Offermatica, or the Offermatica Merger Shares. The Offermatica Merger Shares were not registered under the Securities Act. Omniture obtained a permit from the California Commissioner of Corporations qualifying the issuance of the Offermatica Merger Shares under Sections 25121 and 25142 of the California Corporations Code. Accordingly, the Offermatica Merger Shares were exempt from the registration requirements of Section 5 of the Securities Act pursuant to Section 3(a)(10) of the Securities Act.

Use of Proceeds from the Initial Public Offering

Our initial public offering of common stock, or IPO, was made pursuant to a registration statement on Form S-1 (File No. 333-132987), which the Securities and Exchange Commission declared effective on June 27, 2006. As a result of the offering, we raised approximately $59.2 million, net of underwriting discounts, commissions and offering expenses. During the last three quarters of 2007 and January 2008, we used the remainder of the net IPO proceeds to acquire certain intellectual property rights and to complete the acquisitions of Offermatica and Visual Sciences.

Trading Plans

Our Insider Trading Policy permits directors, officers and other employees covered under the policy to establish, subject to certain conditions and limitations set forth in the policy, written trading plans which are intended to comply with Rule 10b5-1 under the Securities Exchange Act, which permit automatic trading of common stock of Omniture, Inc. or trading of common stock by an independent person (such as stockbroker) who is not aware of material, nonpublic information at the time of the trade. We are aware that certain of our directors and officers have entered into written trading plans, and we believe our directors and officers may establish such plans in the future.

Stock Repurchases

We did not repurchase any of our stock during 2007.

ITEM 6. *Selected Financial Data*

We present below our selected consolidated financial data. The selected consolidated statement of operations data for the years ended December 31, 2005, 2006 and 2007 and the selected consolidated balance sheet data at December 31, 2006 and 2007 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K. The selected consolidated statement of operations data for the years ended December 31, 2003 and 2004 and the selected consolidated balance sheet data at December 31, 2003, 2004 and 2005 have been derived from our audited consolidated financial statements not included in this Annual Report on Form 10-K. You should read this information together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes, each included elsewhere in this Annual Report on Form 10-K. Our historical results are not necessarily indicative of the results to be expected in any future period.

	Year Ended December 31,				
	2003	2004	2005	2006	2007
	(In thousands, except per share data)				
Total revenues	$ 8,654	$ 20,566	$ 42,804	$ 79,749	$143,127
Net income (loss)	143	(1,318)	(17,441)	(7,725)[(1)]	(9,429)[(1)]
Net income (loss) per share, diluted	$ 0.01	$ (0.10)	$ (1.27)	$ (0.25)[(1)]	$ (0.18)[(1)]
Weighted-average number of shares	22,677	13,094	13,694	30,332	53,710
Cash, cash equivalents and short-term investments	$ 2,187	$ 8,927	$ 22,196	$ 68,287[(2)]	$134,689[(3)]
Working (deficit) capital	(2,638)	(1,422)	1,191	52,028[(2)]	120,033[(3)]
Total assets	6,926	32,768	73,051	135,210[(2)]	370,723[(3)(4)]
Total long-term obligations, including current portion[(5)]	2,054	9,028	5,992	10,191	7,774
Convertible preferred stock	10,108	22,770	61,882	—[(6)]	—
Total stockholders' (deficit) equity	$(12,205)	$(13,413)	$(30,266)	$ 86,425[(2)(6)]	$291,075[(3)]

(1) As a result of adopting SFAS No. 123R on January 1, 2006, our net loss and diluted net loss per share for 2006 were $1.8 million and $0.06, respectively, greater than if we had continued to account for stock-based compensation under the previous accounting rules. Also, our net loss and diluted net loss per share for 2007 were $11.1 million and $0.21, respectively, greater than if we had continued to account for stock-based compensation under the previous accounting rules. Because we adopted SFAS No. 123R using the prospective transition method, we applied its provisions only to stock awards granted, modified, repurchased or cancelled on or after the effective date.

(2) Cash and cash equivalents, working capital, total assets and total stockholders' (deficit) equity increased in 2006 primarily due to the net cash proceeds of $59.2 million, after deducting underwriting discounts, commissions and offering expenses, from our initial public offering in July 2006.

(3) Cash, cash equivalents and short-term investments, working capital, total assets and stockholders' equity increased in 2007 primarily due to the net cash proceeds of $142.2 million, after deducting underwriting discounts, commissions and offering expenses, from our common stock offering in June 2007.

(4) Total assets increased in 2007 as a result of the acquisitions of Instadia, Touch Clarity and Offermatica.

(5) Total long-term obligations, including current portion consist of notes payable and capital lease obligations.

(6) In 2006, the entire balance of convertible preferred stock was reclassified to stockholders' (deficit) equity due to the automatic conversion of the outstanding shares of convertible preferred stock to common stock upon the closing of our initial public offering in July 2006.

ITEM 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our Consolidated Financial Statements and related Notes included in Part II. Item 8 of this Annual Report on Form 10-K. This discussion contains forward-looking statements based on current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions, as set

forth under "Cautionary Note Regarding Forward-Looking Statements." Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in the following discussion and in Part I. Item 1A "Risk Factors" and elsewhere in this Annual Report on Form 10-K. Unless otherwise indicated, all references to a year reflect our fiscal year that ends on December 31, 2007.

Overview

We are a leading provider of online business optimization services, which our customers use to manage and enhance online, offline and multi-channel business initiatives. Our Omniture online business optimization platform, which we host and deliver to our customers on-demand, consists of Omniture SiteCatalyst, our flagship service, and our Omniture DataWarehouse, Omniture Discover OnDemand, Omniture Genesis, Omniture SearchCenter, Omniture Test&Target, Omniture SiteSearch and Omniture Publish services and our Omniture Discover OnPremise software. These services, built on a scalable and flexible computing architecture, enable our customers to capture, store and analyze information generated by their Web sites and other sources and to gain critical business insights into the performance and efficiency of marketing and sales initiatives and other business processes and to automate the optimization of key areas of their online businesses.

We were founded in 1996, began offering our on-demand online business optimization services in 1997 and began offering these services to enterprises in 2001. Our total revenues have grown from $3.7 million in 2002 to $143.1 million in 2007, representing an average annual growth rate of approximately 109%. Our total cost of revenues and total operating expenses have increased from $60.2 million in 2005 to $156.4 million in 2007. Our loss from operations was $17.4 million in 2005 and declined to $8.1 million in 2006. Our loss from operations increased to $13.3 million in 2007. Our net loss was $17.4 million in 2005 and declined to $7.7 million in 2006. Our net loss increased to $9.4 million in 2007. We sell our services through direct sales efforts and indirectly through resellers. Substantially all of our revenues from 2002 to 2007 have been derived from subscription fees for our services, which represented approximately 96% of total revenues in 2005, 94% of total revenues in 2006 and 92% of total revenues in 2007.

We provide our online business optimization services to businesses in 86 countries. During all of 2006, our services captured approximately 1.4 trillion transactions, and during 2007 the number of transactions our services captured increased to approximately 2.2 trillion for approximately 3,000 customers.

Our revenue growth will depend on our ability to attract new customers, to retain our customers over time and to sell additional service offerings to our installed Omniture SiteCatalyst customer base. In addition to these factors that will impact our revenue growth, our profitability will also be affected by our ability to realize economies of scale as our business grows, the amount of stock-based compensation expense we must record related to future stock awards and the amount of amortization expense associated with future intangible asset acquisitions. The delivery of our services requires us to make significant upfront capital expenditures to support the network infrastructure needs of our services. We typically depreciate these capital expenditures over a period of approximately four years, and we begin to include the depreciation amount in our cost of subscription revenues promptly after making the expenditures. During 2007, we began leasing a portion of our network infrastructure equipment requirements under operating leases, which require us to begin making lease payments and begin recording lease expense immediately upon receipt of the equipment. We generally recognize revenue from our customers ratably over the contractual service period but only after we begin to provide our services to them. Therefore, any delays we encounter in the implementation of our services to our customers will impact our ability to start recognizing revenue and to begin to offset the depreciation and lease costs resulting from the upfront capital expenditures and acquisitions under operating leases. These delays will also defer the collection of cash necessary to begin offsetting the expenditures.

Those few customers who contract for the measurement of the highest numbers of transactions generally require more significant upfront capital expenditures and more prolonged implementation cycles. In addition, we typically provide customers that commit to a higher number of transactions with lower per transaction pricing, which results in lower gross margins for revenues from those customers. These factors together further delay the profitability and positive cash-flow realization from these large customers.

Historically, most of our revenues have resulted from the sale of our services to companies located in the United States. During 2007, we acquired two European-based companies, in part due to our strategy to expand our international sales operations by growing our direct sales force abroad. We also intend to utilize resellers and other sales channel relationships with third parties to expand our international sales operations. As a result of these efforts, our revenues from customers outside of the United States increased from 11% of total revenues in 2005 to 17% of total revenues in 2006 and to 26% of total revenues in 2007.

We experience significant seasonality in our contracting activity. Historically, a significant percentage of our customers have entered into or renewed subscription services agreements in the fourth quarter. Also, a significant percentage of our customer agreements within a given quarter are entered into during the last month, weeks or days of the quarter.

Acquisitions

Acquisition of Instadia A/S

In January 2007, we acquired all of the outstanding voting stock of Instadia, a provider of enterprise, on-demand Web analytics services based in Copenhagen, Denmark. We purchased Instadia to acquire its existing customer base, key personnel and technology. The preliminary aggregate purchase price was approximately $14.3 million, which consisted of (1) total cash consideration of approximately $11.4 million, (2) restructuring charges of approximately $2.4 million, (3) acquisition-related costs and (4) a license payment to NetRatings, related to the Instadia acquisition of approximately $0.3 million, which we elected to make in February 2007 in accordance with the terms of the settlement and patent license agreement entered into with NetRatings in February 2006. The results of operations of Instadia are included in our results of operations from the acquisition date.

Acquisition of Touch Clarity Limited

In March 2007, we acquired all of the outstanding voting stock of Touch Clarity, a provider of enterprise, on-demand, automated onsite behavioral targeting and optimization solutions, based in London, England. We purchased Touch Clarity to acquire its key personnel and technology. The preliminary aggregate purchase price was approximately $61.3 million, which consisted of (1) total cash consideration of approximately $29.5 million, (2) the issuance of approximately 0.8 million shares of our common stock valued at approximately $22.1 million, net of issuance costs, (3) the fair value of substituted options, (4) acquisition-related costs and (5) a license payment to NetRatings related to the Touch Clarity acquisition of approximately $0.5 million, which we elected to make in April 2007 in accordance with the terms of the settlement and patent license agreement entered into with NetRatings, in February 2006. The terms of the acquisition also provided for the payment of up to $3.0 million in additional consideration during the first fiscal quarter of 2008, contingent upon the achievement of certain milestones during 2007. Any contingent consideration paid by us would increase the aggregate purchase price and goodwill.

Acquisition of Offermatica Corporation

On December 13, 2007, we acquired all of the outstanding voting stock of Offermatica, an on-demand provider of A/B and multivariate testing solutions that enable companies to define and test the structure and other elements of their Web sites. We purchased Offermatica to acquire its existing customer base, key personnel and technology. The results of operations of Offermatica are included in our results of operations from the acquisition date.

The preliminary aggregate purchase price was approximately $60.4 million, which consisted of (1) initial cash consideration of approximately $33.6 million, (2) the issuance of approximately 1.0 million shares of our common stock valued at approximately $24.8 million, (3) acquisition-related costs and (4) a license payment to NetRatings of approximately $0.9 million related to the Offermatica acquisition, which we elected to make in January 2008 in accordance with the terms of the settlement and patent license agreement entered into with NetRatings in February 2006.

Acquisition of Visual Sciences, Inc.

On January 17, 2008, we acquired all of the outstanding voting stock of Visual Sciences, a provider of on-demand Web analytics applications. The acquisition was accounted for under the purchase method of accounting. We purchased Visual Sciences to acquire its existing customer base, key personnel and technology. Because the acquisition was completed after December 31, 2007, no results of operations of Visual Sciences are included in our results of operations for 2007.

Under the terms of the acquisition, each outstanding share of Visual Sciences capital stock was converted into 0.49 of a share of our common stock and $2.39 in cash. In connection with the acquisition, options to purchase Visual Sciences common stock outstanding at the time of closing were assumed by us and converted into options to purchase shares of our common stock, based on an option exchange ratio pursuant to the terms of the definitive agreement.

The preliminary aggregate purchase price was approximately $437.5 million, which consisted of (1) the issuance of approximately 10.3 million shares of our common stock upon closing of the acquisition, valued at approximately $354.6 million, net of issuance costs, (2) cash consideration of approximately $50.1 million, (3) the fair value of assumed Visual Sciences stock options, (4) acquisition-related costs, (5) restructuring costs and (6) a license payment of approximately $2.3 million to NetRatings in accordance with the settlement and patent cross-license agreement entered into by Visual Sciences with NetRatings in August 2007. For accounting purposes, we have not yet made a final determination of certain components of the Visual Sciences purchase price. Accordingly, the aggregate purchase price is still preliminary and subject to further adjustment as additional information becomes available to us. There can be no assurance that the final determination will not result in material changes from these preliminary amounts.

We also issued approximately 0.1 million shares of our common stock in exchange for unvested Visual Sciences restricted stock awards that remain subject to forfeiture based on the original vesting schedule applicable to such awards. We will be required to pay up to an additional approximately $0.5 million in cash consideration as these restricted stock awards become vested.

How We Generate Revenues

Our revenues are classified into two types: subscription revenues and professional services and other revenues. Subscription revenues accounted for 96% of total revenues in 2005, 94% of total revenues in 2006 and 92% of total revenues in 2007.

Subscription Revenues

We derive subscription revenues from customers that use our online business optimization services. We generally bill for our Omniture SiteCatalyst and Omniture Discover OnDemand subscription fees based on a committed minimum number of transactions from which we capture data over a predetermined period. We generally consider a transaction to be any electronic interaction, which could be either online or offline, between our customer and their customer that generates data which is incorporated into our optimization platform. Most of our customer contracts provide for additional fees for over-usage based on the number of transactions in excess of this committed minimum number. In addition, we generally charge an annual fee for Omniture Discover OnDemand, based on the number of users of our Omniture Discover OnDemand subscription services. We bill a limited number of large customers based on actual transactions from which we capture data during the billing period.

We generally bill customers for our Omniture SearchCenter subscription services based on either a fixed percentage of our customer's monthly online advertising spending managed through our Omniture SearchCenter services, or based on a committed minimum number of bid reviews tracked on a monthly basis. We generally consider a bid review to be each instance where our Omniture SearchCenter services check or change a customer's bids on its keyword or product listing. Most of our customer contracts provide for additional fees for bid reviews in excess of a stated quantity during a month.

For our Omniture TouchClarity behavioral targeting subscription services, we generally bill these fees based on the number of campaign containers we manage for our customers. We consider a campaign container to be any

unique location on a customer's Web page for which the customer is tracking data about a specific marketing campaign activity. Most of our customer behavioral targeting contracts provide for additional fees for transactions tracked in excess of a specified quantity of transactions.

We generally bill for our Omniture Offermatica subscription services based on a committed minimum number of daily visits to the customer's Web page that are tracked through our services. Most of our testing contracts allow us to charge additional fees for daily visits tracked through our services in excess of the committed minimum.

We also derive subscription revenues from implementation fees associated with the initial deployment of our services. Implementation fees are generally billed as fixed fees per service installation.

The volume of subscription revenues is driven primarily by the number of customers and the number of transactions from which we capture data. The terms of our service agreements are typically from one to three years. We recognize subscription revenues ratably over the term of the agreement, beginning on the commencement of the service. Customers typically have the right to terminate their contracts for cause if we fail to substantially perform. Some of our customers also have the right to cancel their service agreements by providing prior written notice to us of their intent to cancel the remaining term of their agreement. In the event that a customer cancels its contract, it is not entitled to a refund for prior services provided to it by us.

We invoice most customers monthly, quarterly or annually in advance for subscription fees and implementation fees, while we invoice over-usage fees and actual usage fees monthly in arrears. Amounts that have been invoiced are recorded in accounts receivable and in deferred revenues, or in revenues if all the revenue recognition criteria have been met.

In the future we may realize a portion of our revenues from the sale of software licenses related to software products acquired in the Visual Sciences acquisition. These software licenses would be accounted for in accordance with Statement of Position, or SOP, 97-2, *Software Revenue Recognition,* as amended by SOP 98-9, *Modification of SOP 97-2, Software Revenue Recognition*. None of our 2007 revenues were derived from the sale of software licenses.

Professional Services and Other Revenues

Professional services and other revenues are primarily derived from consulting and training services provided to our customers.

Depending on the nature of the engagement, consulting services are billed either on a time-and-materials basis or as a single fee per engagement. We also offer a number of training courses on implementing, using and administering our services, which are generally billed at a standard rate per attendee, per course. We recognize revenues from professional services that are sold with subscription services over the term of the related subscription contract. We recognize revenues from professional services sold separately from subscription services as those services are performed.

Indirect Sales

We sell our online business optimization services primarily through direct sales efforts and to a limited extent through third parties that resell our services to end users. We typically bill the reseller directly for services we provide to end users, based on the contracted pricing. This pricing is generally a fixed percentage of the fee charged by the reseller to the end user. We recognize revenues on these arrangements, equal to the amount we bill to the reseller, when all revenue recognition criteria are met.

Cost of Revenues and Operating Expenses

Cost of Revenues

Cost of subscription revenues consists primarily of expenses related to operating our network infrastructure, including depreciation expenses and operating lease payments associated with computer equipment, data center costs, salaries and related expenses of network operations, implementation, account management and technical support personnel and amortization of intangible assets. Cost of subscription revenues will, absent any impairment

and before any affect of the Visual Sciences acquisition, include approximately $7.4 million in annual amortization of existing acquired intangible assets through 2010 and decreasing amounts thereafter through March 31, 2014. We enter into contracts with third parties for the use of their data center facilities, and our data center costs largely consist of the amounts we pay to these third parties for rack space, power and similar items.

Cost of professional services and other revenues consists primarily of employee-related costs associated with these services. We recognize costs related to professional services as they are incurred. The cost of professional services and other revenues is significantly higher as a percentage of professional services and other revenues than the cost of subscription revenues is as a percentage of subscription revenues, due to the labor costs associated with providing these services.

Operating Expenses

Our operating expenses consist of sales and marketing expenses, research and development expenses and general and administrative expenses.

Sales and marketing expenses have historically been our largest operating expense category. Sales and marketing expenses consist primarily of salaries, benefits and related expenses for our sales and marketing personnel, commissions, the costs of marketing programs (including advertising, events, corporate communications and other brand building and product marketing) and allocated overhead. Sales and marketing expenses will, absent any impairment and before any affect of the Visual Sciences acquisition, also include approximately $2.0 million in annual amortization of acquired customer-related intangible assets through 2012 and decreasing amounts thereafter through March 31, 2015.

Research and development expenses consist primarily of salaries, benefits and related expenses for our software engineering and quality assurance personnel and allocated overhead.

General and administrative expenses consist primarily of salaries, benefits and related expenses for our executive, finance and accounting, legal, human resources and information systems personnel, professional fees, other corporate expenses and allocated overhead.

We allocate overhead such as rent and other occupancy costs, telecommunications charges and non-network related depreciation to all departments based on headcount. As a result, general overhead expenses are reflected in each cost of revenues and operating expense item. Our cost of revenues and operating expenses also include stock-based compensation expenses related to the following: (1) the fair value of stock options issued to employees on or after January 1, 2006; (2) stock options issued to employees prior to 2006 in situations in which the exercise price was less than the deemed fair value of our common stock on the date of grant; and (3) stock options issued to non-employees.

Trends in Our Business and Results of Operations

Our business has grown rapidly. This growth has been driven primarily by an expansion of our customer base, coupled with increased subscription revenues from existing customers. To date, we have derived a substantial majority of our revenues from subscription fees for Omniture SiteCatalyst and related subscription services provided to customers in the United States. As demonstrated, in part, by our recent acquisitions of Touch Clarity, Offermatica and Visual Sciences, we expect that revenues associated with our current and future services other than Omniture SiteCatalyst will continue to increase over time and continue to reduce the percentage of total revenues generated by Omniture SiteCatalyst.

In addition, as we continue expanding our international sales operations and international distribution channels, we expect that revenues from customers located outside the United States will continue to increase as a percentage of total revenues. Revenues from customers located outside the United States have increased from 11% of total revenues for 2005 to 17% of total revenues for 2006 and 26% of total revenues for 2007. Additionally, we expect the percentage of total revenues derived from our largest customers to further decrease over time, as a result of continued expansion of our customer base.

If our customer base continues to grow, it will be necessary for us to continue to make significant upfront investments in the network infrastructure equipment and implementation personnel necessary to support this growth. The rate at which we add new customers, along with the scale of new customer implementations, will affect the level of these upfront investments. Our gross margins have increased from 52% for 2005 to 60% for 2006 and to 63% for 2007, primarily due to more efficient utilization of our network hardware. We are seeking to achieve further economies of scale as we continue expanding our network infrastructure, resulting in a reduction over time of network operations costs as a percentage of total revenues, although improvements in future gross margins are not expected to occur at the same rate experienced from 2005 through 2007.

During 2007, we began leasing a portion of our network infrastructure equipment requirements under operating leases provided by third-party financing sources. During 2007, we leased equipment under operating leases with total future minimum lease payments of approximately $10.9 million. We expect equipment acquired under operating leases to continue to increase in 2008 in absolute dollars. Although we do not expect the use of operating leases to have a significant impact on total cost of revenues, when compared to the effect of purchasing this equipment, our capital expenditures are reduced to the extent we utilize operating leases.

The timing of additional expenditures and equipment operating leases could materially affect our cost of revenues, both in absolute dollars and as a percentage of revenues, in any particular period. In addition, because we incur immediate depreciation and lease expense from our significant upfront network computer equipment requirements as new customers are added, these customers are not immediately profitable. As a result, our profitability can be significantly affected by the timing of the addition of new customers, particularly customers with large volume requirements. At least through March 31, 2014, our cost of revenues and our gross margin will also be negatively affected by the amortization of the following intangible assets: (1) the estimated fair value of the patents licensed from NetRatings; and (2) the intangible assets directly related to our subscription service that were acquired as part of our acquisitions of other businesses.

We have also experienced, and expect to continue to experience rapid growth in our operating expenses as we make investments to support the anticipated growth of our customer base. Our full-time employee headcount increased from 305 at December 31, 2005 to 713 at December 31, 2007. We expect operating expenses to continue to increase in absolute dollars, but to decline over time as a percentage of total revenues due to anticipated economies of scale in our business support functions. We also expect our future operating expenses to increase in absolute dollars due to the incremental salaries, benefits and expenses related to the addition of personnel from our acquisitions completed in 2007 and during the first quarter of 2008, along with any future acquisitions.

We plan to continue investing heavily in sales and marketing by increasing the number of direct sales personnel and the number of indirect distribution channels, expanding our domestic and international selling and marketing activities and building brand awareness through advertising and sponsoring additional marketing events. We expect that sales and marketing expenses will continue to increase in absolute dollars and remain our largest operating expense category. Generally sales personnel are not immediately productive and sales and marketing expenses do not immediately result in revenues. This reduces short-term operating margins until the salesperson becomes more fully utilized and revenues can be recognized. At least through March 31, 2015, we expect sales and marketing expenses to be negatively affected due to customer-related intangible assets acquired as part of our acquisitions of other businesses.

We expect research and development expenses to continue to increase in absolute dollars as we continue to enhance our existing services and to expand our available service offerings. We also expect our future research and development expenses to increase in absolute dollars due to the incremental salaries, benefits and expenses related to the Touch Clarity, Offermatica and Visual Sciences acquisitions.

We expect that general and administrative expenses will continue to increase in absolute dollars as we add personnel and incur additional expenses to support the growth of our business and operate as a public company.

We expect stock-based compensation expenses to continue to increase in absolute dollars primarily due to the stock awards granted during 2007 and stock awards we expect to grant during 2008. Since the first quarter of 2006, we have recorded stock-based compensation expense under the provisions of SFAS No. 123R based on the fair value of stock awards at the date of grant. The actual amount of stock-based compensation expense we record in any

fiscal period will depend on a number of factors including: the number of shares subject to the stock options issued, the fair value of our common stock at the time of issuance and the volatility of our stock price over time. At December 31, 2007, there was $52.5 million of total unrecognized compensation cost related to unvested stock option awards granted subsequent to the adoption of SFAS No. 123R and $5.1 million of total unrecognized compensation cost related to unvested restricted stock units. These amounts of unrecognized compensation cost are equal to the fair value of stock option awards and restricted stock units expected to vest and will be recognized over a weighted-average period of 3.2 years and 1.8 years, respectively.

During 2007, we completed the acquisitions of Instadia, Touch Clarity and Offermatica and in the first quarter of 2008 we completed the acquisition of Visual Sciences. In the future, as part of our overall growth strategy, we expect to acquire other businesses, products, services or technologies to complement our Omniture online business optimization platform and accelerate access to strategic markets.

At December 31, 2007, we had approximately $82.0 million in net operating loss carryforwards for federal income tax purposes, which will begin to expire in 2020, and approximately $1.4 million in federal tax credit carryforwards, which will begin to expire in 2019. We intend to utilize any carryforwards available to us to reduce our future tax payments. These carryforwards will be subject to annual limitations that result in their expiration before some portion of them has been fully utilized. Despite the potential availability of these net operating loss carryforwards, we expect our income tax expense to increase in absolute dollars, primarily due to income taxes in the foreign jurisdictions in which we operate and because we will likely be subject to alternative minimum tax for federal income tax purposes.

Results of Operations

The following table sets forth selected consolidated statements of operations data as a percentage of total revenues for each of the periods indicated.

	Year Ended December 31,		
	2005	2006	2007
Revenues:			
Subscription	96%	94%	92%
Professional services and other	4	6	8
Total revenues	100	100	100
Cost of revenues:			
Subscription	43	36	32
Professional services and other	5	4	5
Total cost of revenues	48	40	37
Gross profit	52	60	63
Operating expenses:			
Sales and marketing	57	44	43
Research and development	15	11	12
General and administrative	15	15	17
Litigation settlement	6	—	—
Total operating expenses	93	70	72
Loss from operations	(41)	(10)	(9)
Interest income	1	2	4
Interest expense	(1)	(2)	(1)
Other expense, net	—	—	—
Loss before provision for income taxes	(41)	(10)	(6)
Provision for income taxes	—	—	—
Net loss	(41)%	(10)%	(7)%

Years Ended December 31, 2005, 2006 and 2007

Revenues

	Year Ended December 31,			% Change	
	2005	2006	2007	2005 vs. 2006	2006 vs. 2007
		(In thousands)			
Subscription	$41,066	$74,580	$132,010	82%	77%
Professional services and other	1,738	5,169	11,117	197	115
Total revenues	$42,804	$79,749	$143,127	86	79

Subscription revenues increased $57.4 million from 2006 to 2007 and $33.5 million from 2005 to 2006, primarily due to the growth in the number of customers for our subscription services and greater revenues from existing customers as they increased the number of transactions from which we captured data. Professional services and other revenues increased $5.9 million from 2006 to 2007 and $3.4 million from 2005 to 2006, primarily due to the growth in our consulting and training services, resulting from an increase in the number of customers for our subscription services and additional staffing in these areas to support increased customer demand.

The following table sets forth revenues from customers within and outside the United States (in thousands):

	Year Ended December 31,		
	2005	2006	2007
Revenues from customers within the United States	$38,108	$66,468	$106,258
Revenues from customers outside the United States	4,696	13,281	36,869
Total revenues	$42,804	$79,749	$143,127
Revenues from customers outside the United States as a percentage of total revenues	11%	17%	26%

Revenues from customers outside of the United States grew from 11% of total revenues in 2005 to 17% of total revenues in 2006 and to 26% of total revenues in 2007, as a result of our ongoing efforts to expand the size of our sales force and the number of locations outside of the United States where we conduct business and our international selling and marketing activities. No single foreign country accounted for more than 10% of total revenues in 2005, 2006 and 2007.

America Online and certain of its affiliated entities, collectively, accounted for 11% of total revenues during 2005 and 2006. No other customer accounted for more than 10% of total revenues during 2005 and 2006 and no customer accounted for more than 10% of total revenues during 2007. Our agreement with America Online has a one-year term and is renewable annually until 2012. Our agreements with the entities affiliated with America Online have varying durations of approximately one to two years from the date that we entered into these agreements and are generally renewable annually.

Cost of Revenues

	Year Ended December 31,			% Change	
	2005	2006	2007	2005 vs. 2006	2006 vs. 2007
		(In thousands)			
Subscription	$18,496	$28,827	$46,411	56%	61%
Professional services and other	1,963	2,999	6,953	53	132
Total cost of revenues	$20,459	$31,826	$53,364	56	68

The following table sets forth our cost of revenues as a percent of related revenues:

	Year Ended December 31,		
	2005	2006	2007
Subscription	45%	39%	35%
Professional services and other	113	58	63

Cost of subscription revenues increased $17.6 million from 2006 to 2007, primarily due to a $5.6 million increase in employee salaries and benefits and related costs, a $4.6 million increase in co-location costs associated with housing and operating network hardware and a $2.1 million increase in depreciation related to additional investment in our network infrastructure hardware, all necessary to support a larger customer base and increases in the number of transactions from which we capture data. The increase was also partially due to $2.5 million in amortization of the intangible assets acquired in the Instadia, Touch Clarity and Offermatica acquisitions and a $1.3 million increase in stock-based compensation. Cost of subscription revenues increased $10.3 million from 2005 to 2006, primarily due to a $4.6 million increase in depreciation related to purchases of network infrastructure equipment, a $4.2 million increase in data center costs and a $1.7 million increase in employee salaries and benefits and related costs, all necessary to support a larger customer base and increases in the number of transactions from which we capture data. These increases were partially offset by a $0.7 million decrease in 2006 expenses related to the patent license with NetRatings.

Gross margin associated with subscription revenues was 55% in 2005, 61% in 2006 and 65% in 2007. The increases in gross margin for subscription revenues during these periods were primarily the result of more efficient utilization of our network infrastructure.

Cost of professional services and other revenues increased $4.0 million from 2006 to 2007 and $1.0 million from 2005 to 2006, primarily due to increased headcount and related costs to meet customer demand for consulting and training services.

Gross margin associated with professional services decreased from 42% in 2006 to 37% in 2007, primarily due to the hiring of professional services personnel to support the continued growth in our customer base who were not immediately fully utilized and the timing of revenue recognition on professional services engagements. Gross margin associated with professional services increased from (13%) in 2005 to 42% in 2006, primarily due to increased productivity of professional services personnel in 2006, particularly those professional services personnel hired during 2005.

Operating Expenses

	Year Ended December 31,			% Change	
	2005	2006	2007	2005 vs. 2006	2006 vs. 2007
		(In thousands)			
Sales and marketing	$24,259	$35,227	$ 61,610	45%	75%
Research and development	6,647	8,732	17,257	31	98
General and administrative	6,220	12,107	24,218	95	100
Litigation settlement	2,604	—	—	(100)	—
Total operating expenses	$39,730	$56,066	$103,085	41	84

Sales and Marketing

Sales and marketing expenses increased $26.4 million from 2006 to 2007, primarily due to an $11.3 million increase in employee salaries and benefits and related costs, a $4.0 million increase in commission costs due to increased staffing and revenues, a $4.0 million increase in stock-based compensation expense, a $2.8 million increase in marketing expenses primarily associated with new product introductions, our online marketing and annual customer summits and a $2.2 million increase in travel-related costs, principally resulting from increased staffing.

Sales and marketing expenses increased $11.0 million from 2005 to 2006, primarily due to a $6.2 million increase in employee salaries and benefits and related costs, principally resulting from increased staffing. The increase was also due to a $4.1 million increase in commission costs primarily due to increased revenues and a $0.8 million increase in stock-based compensation expense.

Our sales and marketing employee headcount increased in 2005, 2006 and 2007 primarily because of the hiring of additional sales personnel to focus on adding new customers and expanding into new geographic regions. We also expanded our sales and marketing employee headcount in 2007 due to our acquisitions completed during 2007.

Research and Development

Research and development expenses increased $8.5 million from 2006 to 2007 primarily due to increases in salaries and benefits and related costs of $5.5 million resulting from an increase in staffing, including the Instadia and Touch Clarity acquisitions and a $2.1 million increase in stock-based compensation.

Research and development expenses increased $2.1 million from 2005 to 2006, primarily due to a $1.6 million increase in salaries and benefits and related costs and a $0.3 million increase for stock-based compensation.

General and Administrative

General and administrative expenses increased $12.1 million from 2006 to 2007, primarily due to a $4.8 million increase in employee salaries and benefits and related costs and a $0.7 million increase in recruiting expenses, principally resulting from increased staffing. The increase was also due to a $2.6 million increase in stock-based compensation expense and a $1.9 million increase in outside professional services costs to support the continued growth of our business, including our international expansion.

General and administrative expenses increased $5.9 million from 2005 to 2006, primarily due to a $2.2 million increase in employee salaries and benefits and related costs, a $1.3 million increase in stock-based compensation and a $1.2 million increase in outside professional services costs, primarily related to auditing and compliance activities required to operate as a public company and legal costs associated with patent filings and general corporate matters.

We increased our general and administrative employee headcount in 2005, 2006 and 2007 to support the continued growth of our business and the requirements of operating as a public company.

Litigation Settlement

In 2007 and 2006, there were no litigation settlement expenses. We recognized $2.6 million of litigation settlement expenses in 2005 resulting from the settlement and patent license agreement with NetRatings, which represents the net present value of the amount to be paid to NetRatings that is in excess of the estimated fair value of the patents licensed from NetRatings.

Stock-Based Compensation

Stock-based compensation expense has been classified as follows in the accompanying consolidated statements of operations:

	Year Ended December 31,		
	2005	2006	2007
	(In thousands)		
Cost of subscription revenues	$ 41	$ 203	$ 1,502
Cost of professional services and other revenues	6	54	430
Sales and marketing	156	993	4,982
Research and development	243	563	2,615
General and administrative	64	1,345	3,935
Total stock-based compensation	$510	$3,158	$13,464

Stock-based compensation expense increased $10.3 million from 2006 to 2007, primarily due to the additional stock-based compensation expense under SFAS No. 123R related to additional stock option grants.

Stock-based compensation expense increased $2.6 million from 2005 to 2006, due to $1.9 million of expense in 2006 resulting from the adoption of SFAS No. 123R, $0.5 million related to the full-year amortization in 2006 of deferred-stock-based compensation related to 2005 stock option grants and $0.2 million related to the modification and acceleration of the vesting of an employee's stock options upon termination of employment.

Interest Income, Interest Expense and Other Expense, Net

	Year Ended December 31,		
	2005	2006	2007
	(In thousands)		
Interest income	$ 599	$ 2,117	$5,816
Interest expense	(574)	(1,285)	(835)
Other expense, net	(66)	(219)	(554)

Interest income increased $3.7 million from 2006 to 2007 and $1.5 million from 2005 to 2006, in both cases primarily as a result of an increase in cash, cash equivalent and short-term investment balances.

Interest expense decreased $0.5 million from 2006 to 2007, primarily due to the reduction of imputed interest expense associated with the liability relating to the NetRatings settlement. Interest expense increased $0.7 million from 2005 to 2006, primarily due to $0.5 million of imputed interest expense associated with the liability relating to the NetRatings settlement and $0.4 million of increased interest on notes payable resulting from additional borrowings during 2006 under the equipment line of credit, partially offset by a $0.2 million decrease in interest expense related to capital leases.

Other expense, net increased $0.3 million from 2006 to 2007, primarily due to a $0.2 million realized loss on the foreign currency forward contract entered into in connection with the Instadia acquisition. Other expense increased $0.2 million from 2005 to 2006, primarily due to a $0.1 million unrealized loss on this same foreign currency forward contract.

Provision for Income Taxes

	Year Ended December 31,		
	2005	2006	2007
	(In thousands)		
Provision for income taxes	$15	$195	$534

The provision for income taxes increased by $0.3 million from 2006 to 2007, primarily due to U.S. federal alternative minimum tax incurred in 2007. The provision for income taxes increased by $0.2 million from 2005 to 2006, primarily due to increased state income taxes.

At December 31, 2007, we had net operating loss carryforwards for federal income tax purposes of approximately $82.0 million and federal research and development tax credits of approximately $1.4 million. In the future, we intend to utilize any carryforwards available to us to reduce our tax payments. These carryforwards will be subject to annual limitations that result in their expiration before some portion of them has been fully utilized. At December 31, 2007, we also had approximately $16.4 million in net operating loss carryforwards in the United Kingdom, part or all of which may not be available to reduce our future taxable income in the United Kingdom should there be a change in the nature or conduct of our business in the United Kingdom within the three years subsequent to the date of our acquisition of Touch Clarity.

Liquidity and Capital Resources

At December 31, 2007, our principal sources of liquidity consisted of cash and cash equivalents of $77.8 million, short-term investments of $56.9 million, accounts receivable, net of $52.0 million, amounts available under our credit facilities of $17.5 million and our two master lease agreements.

During June 2007, we completed a common stock offering of 8.4 million shares of our common stock and received approximately $143.4 million in net proceeds after deducting underwriting discounts and commissions of $8.6 million and before deducting offering expenses of $1.2 million.

Historically, our primary sources of cash have been customer payments for our subscription and professional services, proceeds from the issuance of common and convertible preferred stock and proceeds from the issuance of notes payable. Our principal uses of cash historically have consisted of payroll and other operating expenses, payments relating to purchases of property and equipment primarily to support the network infrastructure needed to provide our services to our customer base, repayments of borrowings and acquisitions of businesses and intellectual property.

Operating Activities

Our cash flows from operating activities are significantly influenced by the amount of cash we invest in personnel and infrastructure to support the anticipated future growth in our business, increases in the number of customers using our subscription and professional services and the amount and timing of payments by these customers.

We generated $18.0 million of net cash from operating activities during 2007. This cash was primarily generated from a net loss of $9.4 million, adjusted for $33.9 million in non-cash depreciation, amortization and stock-based compensation expenses, a $16.2 million increase in payments received from customers in advance of when we recognized revenues, a $2.1 million increase in accounts payable and a $0.6 million increase in accrued and other liabilities. This increase in operating cash was partially offset by a $23.1 million increase in accounts receivable, net of allowances, primarily resulting from the increase in our customer base and increased sales to our existing customers, along with the timing of payments from these customers and a $1.6 million increase in prepaid expenses and other assets. Allowances for accounts receivable increased by $2.7 million during 2007.

Investing Activities

Historically, our primary investing activities consisted of purchases of computer network equipment to accommodate the continued growth in customer transactions from which we capture data, furniture and equipment to support our operations and payments related to the acquisition of businesses and intellectual property.

In 2007, we completed the acquisitions of Instadia, Touch Clarity and Offermatica and in the first quarter of 2008 we completed the acquisition of Visual Sciences, with at least a portion of the consideration for each acquisition paid in the form of cash. We expect to acquire other businesses, products, services or technologies to complement our Omniture online business optimization platform and accelerate access to strategic markets.

We expect to continue investing in network infrastructure equipment as our customer base grows. However, beginning in 2007, we began leasing a portion of our network equipment requirements under operating leases, which will reduce our capital expenditures to the extent operating leases are utilized. Payments made under these operating lease arrangements reduce our income from operations and cash flows from operating activities. The extent to which we invest in network infrastructure equipment can be affected by the pace at which we add new customers, along with the timing and scale of new customer implementations. Because we make expenditures for new equipment before we receive cash from customers, it may take a number of months or longer for us to achieve positive cash flow from a customer.

To increase the interest income earned on our excess cash, in 2007, we began investing a portion of our cash in high-quality securities with original maturities of greater than 90 days.

We used $151.6 million of net cash in investing activities during 2007. This use of cash primarily resulted from $144.0 million in purchases of short-term investments, $78.9 million paid for the acquisitions of Instadia, Touch Clarity and Offermatica, net of cash acquired, $12.0 million to purchase property and equipment and $4.5 million to purchase intangible assets. This cash used in investing activities was partially offset by sales of short-term investments of $48.2 million and maturities of short-term investments of $40.0 million.

Financing Activities

We generated $143.0 million of net cash from financing activities during 2007, primarily from the $142.2 million in net proceeds from our June 2007 common stock offering, $3.6 million in proceeds from the exercise of stock options and $2.8 million in proceeds from issuance of notes payable, partially offset by $6.1 million of principal payments on notes payable and capital lease obligations.

Other Factors Affecting Liquidity and Capital Resources

We amended our existing equipment line of credit in 2005, which provided for a revolving line of credit of up to $10.0 million. Interest on the revolving line of credit is payable monthly. At December 31, 2007, the outstanding principal balance under the revolving line was $0.5 million.

In January 2006, we entered into a second amendment to the equipment line of credit agreement. This second amendment provided for a second equipment facility of up to $10.0 million and reduced the total amount available for borrowing under the existing revolving line to $5.0 million. Each draw under the second equipment facility has a 36-month repayment period and accrues interest at a rate based on the United States Treasury Bill Rate, plus a factor determined by our adjusted quick ratio at the time of that draw.

In August 2007, we entered into a third amendment to the equipment line of credit agreement. This third amendment increased the total equipment facility to $20.0 million, of which $9.6 million was previously advanced, and increased the revolving line of credit to $10.0 million. The first $3.0 million of borrowings under the revolving line is available on a non-formula basis. The increased equipment facility can be drawn on through August 17, 2008. Borrowings under the revolving line of credit may be made through August 15, 2008, at which time all amounts borrowed under this line must be repaid. All amounts drawn under the revolving line of credit accrue interest at a rate equal to, at our option, either: (1) the variable rate equal to the lender's prime interest rate or (2) the variable rate at which dollar deposits are offered in the London interbank market plus 2.75%. All amounts drawn under the equipment facility accrue interest at a rate equal to, at our option, either: (1) the variable rate equal to the lender's prime interest rate, (2) the variable rate at which dollar deposits are offered in the London interbank market plus 2.75%, or (3) a fixed rate per annum equal to the lender's prime interest rate on the date of the draw. Each draw under the 2007 amendment has a 48-month repayment period. This amendment modified or eliminated certain covenants in the prior loan amendments. We were in compliance with all financial covenants contained in the third amendment to the equipment line of credit agreement at December 31, 2007. At December 31, 2007, we had $6.5 million of net borrowings under the second equipment facility that mature at various dates in 2009 and 2011, with a weighted-average interest rate of 7.86%. At December 31, 2007, the $0.5 million outstanding under the revolving line of credit and the $2.4 million outstanding under the 2007 amendment of the equipment facility both accrued interest at a variable rate equal to the lender's prime interest rate of 7.25%.

In February 2006, we entered into a settlement and patent license agreement with NetRatings. The agreement required us to make license payments totaling $14.0 million, all of which were paid as of December 31, 2007. In the event that we acquire certain specified companies, we may be required to make additional license payments based on the Web analytics revenues of the acquired company. The agreement also provides that, if we acquire other companies, we may elect to make additional license payments based on the Web analytics revenues of the acquired company to ensure that the acquired company's products, services or technology are covered by the license. In connection with our acquisitions completed in 2007, we elected to make additional license payments totaling $1.7 million, of which $0.9 million was paid during the first quarter of 2008.

In August 2007, Visual Sciences entered into a settlement and patent-license agreement with NetRatings. The agreement required Visual Sciences to make license payments of $11.3 million, $2.0 million of which was paid by Visual Sciences on or about the date of the agreement, $4.3 million of which was paid by us following the closing of our acquisition of Visual Sciences, and the remaining $5.0 million of which must be paid by us in quarterly installments beginning on March 31, 2008.

On October 25, 2005, Visual Sciences, LLC, which is a wholly owned subsidiary of Visual Sciences, Inc. entered into a settlement and patent license agreement with NetRatings. The agreement required Visual Sciences, LLC to make license payments of $2.0 million, $1.3 million of which has been paid and the remaining $0.7 million of which must be paid on a yearly basis calculated based on revenue of Visual Sciences, LLC products for each year.

At February 22, 2008, we held approximately $21.5 million of municipal notes investments with an auction reset feature, or auction rate securities, the underlying assets of which are generally student loans which are substantially backed by the federal government. Auction rate securities are generally long-term instruments that provide liquidity through a Dutch auction process that resets the applicable interest rate at pre-determined calendar intervals, allowing holders of these instruments to rollover their holdings and continue to own their respective securities or liquidate their holdings by selling the auction rate securities at par. These auction rate securities are classified as current assets in our consolidated financial statements. The recent uncertainties in the credit markets have prevented us and other investors from liquidating our holdings of auction rate securities in recent auctions for these securities because the amount of securities submitted for sale has exceeded the amount of purchase orders. Through February 22, 2008, auctions failed for $15.0 million of our auction rate securities, and there is no assurance that previously successful auctions on the other auction rate securities in our investment portfolio will enable us to liquidate our positions. As a result, our ability to liquidate and fully recover the carrying value of our investment in the near term may be limited or not exist. All of our auction rate securities, including those subject to the failure, are currently rated AAA, the highest rating, by a rating agency. Until the issuers of our auction rate securities are able to successfully close future auctions or if their credit ratings deteriorate, we may in the future be required to reclassify these securities as non-current or record an impairment charge on these investments, and our liquidity would be

adversely affected to the extent that the cash we would otherwise receive upon liquidation of the investments would not be available for use in the growth of our business and other strategic opportunities.

Acquisition of Instadia A/S

In January 2007, we acquired all of the outstanding voting stock of Instadia, a provider of enterprise, on-demand Web analytics services, based in Copenhagen, Denmark, for a preliminary aggregate purchase price of approximately $14.3 million, which consisted of (1) total cash consideration of approximately $11.4 million, (2) restructuring charges of approximately $2.4 million, (3) acquisition-related costs and (4) a license payment to NetRatings related to the Instadia acquisition of approximately $0.3 million, which we elected to make in February 2007 in accordance with the terms of the settlement and patent license agreement entered into with NetRatings in February 2006. The restructuring charges we recorded in conjunction with the acquisition related to severance payments and severance-related benefits associated with employee terminations and the cost to terminate an existing Instadia contractual obligation. These restructuring charges were accounted for in accordance with Emerging Issues Task Force, or EITF, Issue No. 95-3, *Recognition of Liabilities in Connection with a Purchase Business Combination*. All restructuring charges were paid in 2007.

Acquisition of Touch Clarity Limited

In March 2007, we acquired all of the outstanding voting stock of Touch Clarity, a provider of enterprise on-demand automated onsite behavioral targeting and optimization solutions, based in London, England. The preliminary aggregate purchase price was approximately $61.3 million, which consisted of (1) total cash consideration of approximately $29.5 million, (2) the issuance of approximately 0.8 million shares of our common stock valued at approximately $22.1 million, net of issuance costs, (3) the fair value of substituted options, (4) acquisition-related costs and (5) a license payment to NetRatings related to the Touch Clarity acquisition of approximately $0.5 million, which we elected to make in April 2007 in accordance with the terms of the settlement and patent license agreement entered into with NetRatings, in February 2006. The terms of the acquisition also provided for the payment of up to $3.0 million in additional consideration during the first fiscal quarter of 2008, contingent upon the achievement of certain milestones during 2007. Any contingent consideration paid by us would increase the aggregate purchase price and goodwill.

Acquisition of Offermatica Corporation

On December 13, 2007, we acquired all of the outstanding voting stock of Offermatica, an on-demand provider of A/B and multivariate testing solutions that enable companies to define and test the structure and other elements of their Web sites. The preliminary aggregate purchase price was approximately $60.4 million, which consisted of (1) initial cash consideration of approximately $33.6 million, (2) the issuance of approximately 1.0 million shares of our common stock valued at approximately $24.8 million, (3) acquisition-related costs and (4) a license payment to NetRatings of approximately $0.9 million related to the Offermatica acquisition, which we elected to make in January 2008 in accordance with the terms of the settlement and patent license agreement entered into with NetRatings in February 2006.

Acquisition of Visual Sciences, Inc.

On January 17, 2008, we acquired all of the outstanding voting stock of Visual Sciences, a provider of on-demand Web analytics applications. Under the terms of the acquisition, each outstanding share of Visual Sciences capital stock was converted into 0.49 of a share of our common stock and $2.39 in cash. In connection with the acquisition, options to purchase Visual Sciences common stock outstanding at the time of closing were assumed by us and converted into options to purchase shares of our common stock, based on an option exchange ratio pursuant to the terms of the definitive agreement.

The preliminary aggregate purchase price was approximately $437.5 million, which consisted of (1) the issuance of approximately 10.3 million shares of our common stock upon closing of the acquisition, valued at approximately $354.6 million, net of issuance costs, (2) cash consideration of approximately $50.1 million, (3) the fair value of assumed Visual Sciences stock options, (4) acquisition-related costs, (5) restructuring costs of

approximately $4.3 million and (6) a license payment of approximately $2.3 million to NetRatings in accordance with the settlement and patent cross-license agreement entered into by Visual Sciences with NetRatings in August 2007. We accounted for the restructuring charges in accordance with EITF, Issue No. 95-3. We expect to pay all restructuring charges related to the Visual Sciences acquisition by March 31, 2009.

We also issued approximately 0.1 million shares of our common stock in exchange for unvested Visual Sciences restricted stock awards that remain subject to forfeiture based on the original vesting schedule applicable to such awards. We will be required to pay up to an additional approximately $0.5 million in cash consideration as these restricted stock awards become vested.

For accounting purposes, we have not yet made a final determination of certain components of the Visual Sciences purchase price. Accordingly, the aggregate purchase price is still preliminary and subject to further adjustment as additional information becomes available to us. There can be no assurance that the final determination will not result in material changes from these preliminary amounts.

Off-balance Sheet Arrangements

We do not have any special purpose entities and we do not engage in off-balance sheet financing arrangements other than operating leases for office space and certain computer equipment, which are described below.

We have entered into an operating lease related to our principal offices in Orem, Utah, with a lease term through March 2011. We have also entered into operating leases for certain computer equipment and for office space elsewhere in the U.S. and in various international locations.

During 2007, we entered into two master lease agreements with third-party financing sources. Under one of these leases, we acquired equipment with future minimum lease payments totaling $10.9 million. We accounted for the acquisition of this equipment as operating leases, in accordance with SFAS No. 13, *Accounting for Leases*. The rental payments and rental terms associated with individual acquisitions under the leases may vary depending on the nature of the equipment acquired. As a condition of one of these lease agreements, we must not allow our cash balance to fall below $10.0 million as long as this agreement is in force. Failure to maintain a minimum of $10.0 million in cash would constitute an event of default as defined in the lease agreement.

Contractual Obligations and Commitments

Our future contractual obligations at December 31, 2007 are as follows (in thousands):

	Payments Due by Period				
	Total	Less Than 1 Year	1-3 Years	3-5 Years	Thereafter
Operating lease obligations	$17,796	$ 6,627	$10,726	$ 443	$—
Capital lease obligations	460	279	181	—	—
Notes payable	7,355	4,407	2,290	658	—
Interest on notes payable	674	430	218	26	—
Total contractual obligations	$26,285	$11,743	$13,415	$1,127	$—

Our future cash requirements will depend on many factors, including the expansion of our sales, support and marketing activities, the timing and extent of spending to support development efforts and expansion into new territories, the extent to which we acquire new businesses and technologies and the costs of these acquisitions, the building of infrastructure to support our growth, the timing of introduction of new services and enhancements to existing services and the continued market acceptance of our services.

We believe our existing cash and cash equivalents, short-term investments, any cash provided from our operations and funds available from our existing credit facilities and equipment leasing arrangements will be sufficient to meet our currently anticipated cash requirements for at least the next 12 months. Thereafter, we may need to raise additional capital to meet the cash flow requirements of our business. An element of our growth strategy involves acquisitions. If we make additional acquisitions or license products or technologies complementary to our business, we may need to raise additional funds.

Additional financing may not be available on terms that are favorable to us or at all. If we raise additional capital through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders would be reduced and these securities might have rights, preferences and privileges senior to those of our current stockholders.

If we raise additional funds through the issuance of debt securities, such debt financing could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which could make it more difficult for us to obtain additional capital and to pursue future business opportunities, including potential acquisitions.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates.

We believe that the assumptions and estimates associated with revenue recognition, allowances for accounts receivable, business combinations and impairment of long-lived and intangible assets, including goodwill, stock-based compensation and income taxes have the greatest potential impact on our consolidated financial statements. Therefore, we consider these to be our critical accounting policies and estimates.

Revenue Recognition

We provide our applications as services; accordingly, we follow the provisions of SEC Staff Accounting Bulletin, or SAB, No. 104, *Revenue Recognition*, and EITF Issue No. 00-21, *Revenue Arrangements with Multiple Deliverables*. We recognize revenue when all of the following conditions are met:

- there is persuasive evidence of an arrangement;
- the service has been provided to the customer;
- the collection of the fees is reasonably assured; and
- the amount of fees to be paid by the customer is fixed or determinable.

We recognize subscription revenues including implementation and set-up fees on a monthly basis beginning on the date the customer commences use of our services and continuing through the end of the contract term. Amounts that have been invoiced are recorded in accounts receivable and in deferred revenues or revenues, depending on whether the revenue recognition criteria have been met.

We generally recognize professional services revenues when sold with subscription offerings (generally considered to be at the time of, or within 45 days of, sale of the subscription offering) over the term of the related subscription contract as these services are considered to be inseparable from the subscription service, and we have not yet established objective and reliable evidence of fair value for the undelivered element. We recognize revenues resulting from professional services sold separately from subscription services as these services are performed.

Although our subscription contracts are generally noncancelable, a limited number of customers have the right to cancel their contracts by providing prior written notice to us of their intent to cancel the remainder of the contract term. In the event that a customer cancels its contract, it is not entitled to a refund for prior services provided to them by us.

Allowances for Accounts Receivable

We record a sales allowance to provide for estimated future adjustments to receivables, generally resulting from credits issued to customers in conjunction with amendments or renewals of subscription service arrangements. We record provisions for sales allowances as a reduction to revenues. Specific provisions are made based on

amendments or renewals associated with specific subscription service arrangements, which are expected to result in the issuance of customer credits. Additionally, provisions are made based on actual credits issued as a percentage of our historical revenues. We evaluate the estimate of sales allowances on a regular basis and adjust the amount reserved accordingly.

We make judgments as to our ability to collect outstanding receivables and provide allowances when collection becomes doubtful. Specific provisions are made based on an account-by-account analysis of collectability. Additionally, we make provisions for non-customer-specific accounts based on our historical bad debt experience and current economic trends. We record provisions in operating expenses. We write off customer accounts receivable balances to the allowance for doubtful accounts when it becomes likely that we will not collect the receivable from the customer.

Business Combinations and Impairment of Long-lived and Intangible Assets, Including Goodwill

When we acquire businesses, we allocate the purchase price to tangible assets and liabilities and identifiable intangible assets acquired. Any residual purchase price is recorded as goodwill. The allocation of the purchase price requires management to make significant estimates in determining the fair values of assets acquired and liabilities assumed, especially with respect to intangible assets. These estimates are based on the application of valuation models using historical experience and information obtained from the management of the acquired companies. These estimates can include, but are not limited to, the cash flows that an asset is expected to generate in the future, the appropriate weighted-average cost of capital and the cost savings expected to be derived from acquiring an asset. These estimates are inherently uncertain and unpredictable. In addition, unanticipated events and circumstances may occur which may affect the accuracy or validity of such estimates.

Periodically we assess potential impairment of our long-lived assets, which include property, equipment and acquired intangible assets, in accordance with the provisions of SFAS No. 144, *Accounting for the Impairment and Disposal of Long-Lived Assets.* We perform an impairment review whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include, but are not limited to, significant under-performance relative to historical or projected future operating results, significant changes in the manner of our use of the acquired assets or our overall business strategy and significant industry or economic trends. When we determine that the carrying value of a long-lived asset may not be recoverable based upon the existence of one or more of the above indicators, we determine the recoverability by comparing the carrying amount of the asset to net future undiscounted cash flows that the asset is expected to generate. We recognize an impairment charge equal to the amount by which the carrying amount exceeds the fair market value of the asset.

We recorded goodwill in conjunction with the Instadia, Touch Clarity and Offermatica acquisitions. We test goodwill for impairment at least annually, in accordance with SFAS No. 142, *Goodwill and Other Intangible Assets* based on a single operating segment.

We amortize intangible assets on a straight-line basis over their estimated useful lives. We generally determine the estimated useful life of intangible assets based on the projected undiscounted cash flows associated with these intangible assets.

Stock-based Compensation

Prior to January 1, 2006, we accounted for employee stock options using the intrinsic-value method in accordance with the provisions of Accounting Principles Board, or APB, Opinion No. 25, *Accounting for Stock Issued to Employees*, Financial Accounting Standards Board or FASB Interpretation No. 44, *Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25*, and related interpretations, and we complied with the disclosure provisions of SFAS No. 123, *Accounting for Stock-Based Compensation,* and SFAS No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosure.* During 2005, we recorded deferred stock-based compensation of $3.8 million, representing the amount by which the deemed fair value of our common stock exceeded the exercise price of employee stock options on the date of grant, for options granted during 2005. We are amortizing this deferred stock-based employee compensation over the period in which the

options vest, which is generally four years. We recorded stock-based compensation expense related to this amortization of $0.5 million, $1.0 million and $1.0 million during 2005, 2006 and 2007, respectively.

We adopted SFAS No. 123R effective January 1, 2006, which requires us to measure the cost of employee services received in exchange for an award of equity instruments, based on the fair value of the award on the date of grant. That cost must be recognized over the period during which the employee is required to provide services in exchange for the award. We adopted SFAS No. 123R using the prospective method, which requires us to apply its provisions only to awards granted, modified, repurchased or cancelled after the effective date.

We use a Black-Scholes-Merton option-pricing model to estimate the fair value of our stock option awards. The calculation of the fair value of the awards using the Black-Scholes-Merton option-pricing model is affected by our stock price on the date of grant as well as assumptions regarding the following:

- Estimated volatility is a measure of the amount by which our stock price is expected to fluctuate each year during the expected life of the award. Our estimated volatility is an average of the historical volatility of peer entities whose stock prices were publicly available. Our calculation of estimated volatility is based on historical stock prices of these peer entities over a period equal to the expected life of the awards. We use the historical volatility of peer entities due to the lack of sufficient historical data of our stock price since our initial public offering in 2006. Our estimated volatility may increase or decrease depending on the changes in our peer entities' historical stock prices, changes in the composition of the peer entity group and changes to the expected term of our stock option awards. An increase in the estimated volatility would result in an increase to our stock-based compensation expense.

- The expected term represents the period of time that awards granted are expected to be outstanding and is currently calculated as the average of the contractual term and the vesting period. With the passage of time, actual behavioral patterns surrounding the expected term will replace the current methodology. An increase in the expected term would result in an increase to our stock-based compensation expense.

- The risk-free interest rate is based on the yield curve of a zero-coupon U.S. Treasury bond on the date the stock option award is granted with a maturity equal to the expected term of the stock option award. An increase in the risk-free interest rate would result in an increase to our stock-based compensation expense.

At December 31, 2007, there was $52.5 million of total unrecognized compensation cost related to unvested stock option awards granted subsequent to the adoption of SFAS No. 123R and $5.1 million of total unrecognized compensation cost related to unvested restricted stock units. These amounts of unrecognized compensation cost are equal to the fair value of stock option awards and restricted stock units expected to vest and will be recognized over a weighted-average period of 3.2 years and 1.8 years, respectively.

Since January 1, 2006, our stock-based compensation has been based on the balance of deferred stock-based compensation for unvested awards at January 1, 2006, using the intrinsic value as previously recorded under APB Opinion No. 25, and the fair value of the awards on the date of grant for awards granted on or after January 1, 2006. The adoption of SFAS No. 123R has resulted, and will continue to result, in higher amounts of stock-based compensation for awards granted on or after January 1, 2006 than would have been recorded if we had continued to apply the provisions of APB Opinion No. 25.

Income Taxes

In July, 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109*, or FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes*, and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Under FIN 48, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, FIN 48 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Our adoption of the provisions of FIN 48 on January 1, 2007 did not have a material impact on our financial statements. We adopted the accounting policy that interest recognized in accordance with Paragraph 15 of FIN 48 and penalties recognized in accordance with Paragraph 16 of FIN 48 are classified as a component of interest expense. We have not incurred a material amount of interest or penalties through December 31, 2007. We do not anticipate any significant change within 12 months of this reporting date of our uncertain tax positions. We also do not anticipate any events which could cause a change to these uncertainties. We are subject to taxation in the U.S. and various state and foreign jurisdictions. There are no ongoing examinations by taxing authorities at this time. Our various tax years starting with 2003 to 2007 remain open in various taxing jurisdictions.

Our effective tax rates are primarily affected by the amount of our taxable income or losses in the various taxing jurisdictions in which we operate, the amount of federal and state net operating losses and tax credits, the extent to which we can utilize these net operating loss carryforwards and tax credits and certain benefits related to stock option activity.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. SFAS No. 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. The changes to current practice resulting from the application of this statement relate to the definition of fair value, the methods used to measure fair value and the expanded disclosures about fair value measurements. SFAS No. 157 is effective for us beginning in the first fiscal quarter of fiscal year 2008. We do not expect the adoption of SFAS No. 157 to have a material impact on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS No. 159 is effective for us beginning in the first quarter of fiscal year 2008. We do not expect the adoption of SFAS No. 159 to have a material impact on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141R, *Business Combinations*. SFAS No. 141R requires an acquirer to measure the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at their fair values on the acquisition date, with goodwill being the excess value over the net identifiable assets acquired. SFAS No. 141R is effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption is prohibited. We expect the adoption of SFAS No. 141R to have a material impact on our consolidated financial statements if and when we complete a business acquisition on or after adoption of this statement.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements*. SFAS No. 160 clarifies that a noncontrolling interest in a subsidiary should be reported as equity in the consolidated financial statements. The calculation of earnings per share will continue to be based on income amounts attributable to the parent. SFAS No. 160 is effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption is prohibited. We do not expect the adoption of SFAS No. 160 to have a material impact on our consolidated financial statements.

ITEM 7A. *Quantitative and Qualitative Disclosure About Market Risk*

Foreign Currency Exchange Risk

Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Australian dollar, British pound, Canadian dollar, Danish krone, EU euro, Japanese yen and Swedish krona.

Because the cash consideration associated with the acquisition of Instadia was denominated in Danish krone, we entered into a foreign currency forward exchange contract with a financial institution to protect against currency exchange risk associated with this transaction. This forward contract was not designated as an accounting hedge under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*. Upon the settlement of this

foreign currency forward exchange contract in January 2007, we recognized a realized loss of $0.3 million in our consolidated statement of operations, of which $0.1 million was recognized as a loss in the year ended December 31, 2006 and the remaining $0.2 million was recognized in 2007.

As our international operations continue to grow, we may choose to increase our use of foreign currency forward contracts, and we may choose to use option contracts to manage currency exposures.

Interest Rate Sensitivity

We had unrestricted cash and cash equivalents totaling $77.8 million and short-term investments totaling $56.9 million at December 31, 2007. The cash and cash equivalents were invested primarily in money market funds and high-quality commercial paper with original maturities of less than 90 days. Of these short-term investments, $42.0 million were invested in auction rate securities with the balance primarily in high-quality commercial paper and government agency securities with original maturities greater than 90 days. The unrestricted cash and cash equivalents and short-term investments are held for general corporate purposes. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of these investments, we believe that we do not have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. Declines in interest rates, however, will reduce future investment income, if any.

ITEM 8. *Financial Statement and Supplementary Data*

The response to this item is submitted as a separate section of this Form 10-K beginning on page F-1.

ITEM 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

ITEM 9A. *Controls and Procedures*

(a) Evaluation of disclosure controls and procedures

Our management evaluated, with the participation of our Chief Executive Officer and our Chief Financial Officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended, as of the end of the period covered by this Annual Report on Form 10-K, or the Evaluation Date. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded as of the Evaluation Date that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by us in periodic SEC reports is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure, and that such information is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

(b) Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2007 based on the guidelines established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our internal control over financial reporting includes policies and procedures that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. Based on that evaluation, management believes that our internal control over financial reporting was effective at December 31, 2007.

Our management's evaluation excluded Offermatica, which we acquired on December 13, 2007. At December 31, 2007, Offermatica had $4.3 million and $1.7 million of total assets and net assets, respectively. For the year ended December 31, 2007, our statement of operations included total revenues related to Offermatica of

$0.5 million. In accordance with guidance issued by the SEC, companies are allowed to exclude acquisitions from their assessment of internal controls over financial reporting during the first year subsequent to the acquisition while integrating the acquired operations.

Ernst & Young LLP, an independent registered public accounting firm which audits our consolidated financial statements, has issued the following attestation report on the effectiveness of our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Omniture, Inc.

We have audited Omniture, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Omniture, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Report on Internal Control over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Offermatica Corporation, which is included in the 2007 consolidated financial statements of Omniture, Inc. and represented $4.3 million and $1.7 million of total assets and net assets, respectively, as of December 31, 2007 and $0.5 million of revenues for the year then ended. Offermatica Corporation was acquired by Omniture, Inc. during 2007. Our audit of internal control over financial reporting of Omniture, Inc. also did not include an evaluation of the internal control over financial reporting of Offermatica Corporation.

In our opinion, Omniture, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Omniture, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of operations, convertible preferred stock and stockholders' (deficit) equity, and cash flows for each of the three years in the period ended December 31, 2007, and our report dated February 25, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Salt Lake City, Utah
February 25, 2008

(c) Changes in internal control over financial reporting

Since the beginning of 2006, we have invested significant resources to assess our system of internal controls. As part of this assessment we identified areas of our internal controls requiring improvement, and have designed and implemented enhanced processes and controls to address issues identified through this assessment. Areas for improvement included streamlining our billing and collection processes, further limiting internal access to certain data systems, enhancing the review and approval of company expenditures and continuing to improve coordination across the various business functions in our company.

(d) Inherent Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, do not expect that our disclosure controls or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

ITEM 9B. *Other Information*

On January 8, 2008, we entered into an office lease with Brannan Propco, LLC, which expires in 2013, pursuant to which we lease 35,000 square feet of office space in San Francisco, California for sales, development and professional services personnel. This description is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the lease, which is attached hereto as Exhibit 10.19 and is incorporated herein by reference

John R. Pestana stepped down as Chairman of our Board of Directors, effective as of February 27, 2008. Mr. Pestana will continue to serve as a member of the Board of Directors. Our Board of Directors appointed D. Fraser Bullock, a current member of our Board of Directors, as the new Chairman of the Board of Directors, effective as of February 27, 2008.

PART III

ITEM 10. *Directors, Executive Officers and Corporate Governance*

The information required by Item 10 of Form 10-K is incorporated by reference to our Proxy Statement for the 2008 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2007. Certain information required by this item concerning our executive officers and directors is set forth in Part I of this Annual Report on Form 10-K in "Business — Executive Officers and Directors."

ITEM 11. *Executive Compensation*

The information required by Item 11 of Form 10-K is incorporated by reference to our Proxy Statement for the 2008 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2007.

ITEM 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by Item 12 of Form 10-K is incorporated by reference to our Proxy Statement for the 2008 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2007.

ITEM 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by Item 13 of Form 10-K is incorporated by reference to our Proxy Statement for the 2008 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2007.

ITEM 14. *Principal Accounting Fees and Services*

The information required by Item 14 of Form 10-K is incorporated by reference to our Proxy Statement for the 2008 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2007.

PART IV

ITEM 15. *Exhibits, Financial Statement Schedules*

(a) The following documents are filed as part of this Annual Report on Form 10-K:

1. *All Financial Statements*:

The following financial statements are filed as part of this Annual Report on Form 10-K beginning on page F-1:

Report of Independent Registered Public Accounting Firm;

Consolidated Balance Sheets as of December 31, 2006 and 2007;

Consolidated Statements of Operations for the years ended December 31, 2005, 2006 and 2007;

Consolidated Statements of Convertible Preferred Stock and Stockholder's (Deficit) Equity for the years ended December 31, 2005, 2006 and 2007;

Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2006 and 2007;

Notes to Consolidated Financial Statements

2. *Financial Statement Schedules*:

All other schedules are omitted as the required information is either inapplicable or it is presented in the consolidated financial statements and notes thereto.

3. *Exhibits*:

The exhibits required by Item 601 of Regulation S-K are listed in paragraph (b) below.

(b) Exhibits:

The following exhibits are filed herewith or are incorporated by reference to exhibits previously filed with the SEC:

		Incorporated by Reference					
Exhibit No.	**Exhibit Description**	**Form**	**File No.**	**Exhibit No.**	**Filing Date**	**Filed Herewith**	**Furnished Herewith**
2.1	Share Purchase Agreement, by and among Registrant, the Shareholders of Touch Clarity Limited, Paul Phillips, Helen Protopapas and Tim Brown, as the Warrantors, and Alta Berkeley LLP and Yehoshua Ennis collectively as the Shareholder Representative, dated February 14, 2007	8-K	000-52076	2.1	February 20, 2007		
2.2	Agreement and Plan of Reorganization by and among Registrant, San Francisco Acquisition Corp., Offermatica Corporation, Henry Baker, as the Stockholder Representative and U.S. Bank National Association, as Escrow Agent, dated September 7, 2007	8-K	000-52076	2.1	September 12, 2007		
2.3	Agreement and Plan of Reorganization by and among Registrant, Voyager Acquisition Corp and Visual Sciences, Inc., dated October 25, 2007	10-Q	000-52076	2.3	November 9, 2007		
2.4	Agreement and Plan of Merger dated as of February 1, 2006 by and among WebSideStory, Inc., VS Acquisition, LLC, Visual Sciences, LLC and Ned Scherer, as the Member Representative					X	
3.1	Amended and Restated Certificate of Incorporation of Registrant currently in effect	10-Q	000-52076	3.1	August 11, 2006		
3.2	Amended and Restated Bylaws of Registrant currently in effect	8-K	000-52076	3.1	November 13, 2007		
4.1	Specimen Common Stock Certificate of Registrant	S-1	333-132987	4.1	June 22, 2006		
4.2	Amended and Restated Registration Rights Agreement between Registrant and certain Holders of Registrant's Common Stock Named therein, dated April 26, 2006	S-1	333-132987	4.2	June 9, 2006		
4.3A	Silicon Valley Bank Second Amended and Restated Loan and Security Agreement, dated January 10, 2006	S-1	333-132987	4.3	May 24, 2006		
4.3B	Silicon Valley Bank Second Amendment to Second Amended and Restated Loan and Security Agreement, dated May 14, 2007	10-Q	000-52076	10.1	May 15, 2007		

Exhibit No.	Exhibit Description	Incorporated by Reference				Filed Herewith	Furnished Herewith
		Form	File No.	Exhibit No.	Filing Date		
4.3C	Silicon Valley Bank Third Amended and Restated Loan and Security Agreement, dated August 17, 2007	8-K	000-52076	10.1	August 21, 2007		
4.4	Registration Rights Agreement by and among Registrant and certain Shareholders of Touch Clarity Ltd., dated February 14, 2007	8-K	000-52076	4.1	February 20, 2007		
10.1*	Form of Indemnification Agreement entered into by and between Registrant and its Directors and Officers	S-1	333-132987	10.1	May 24, 2006		
10.2A*	1999 Equity Incentive Plan of Registrant, as amended	S-1	333-132987	10.2A	April 4, 2006		
10.2B*	Forms of Stock Option Agreement under the 1999 Equity Incentive Plan	S-1	333-132987	10.2B	April 4, 2006		
10.2C*	Form of Stock Option Agreement under the 1999 Equity Incentive Plan used for Named Executive Officers and Non-Employee Directors	S-1	333-132987	10.2C	June 9, 2006		
10.3A*	2006 Equity Incentive Plan of Registrant	10-K	000-52076	10.3A	March 23, 2007		
10.3B*	Forms of Stock Option Award Agreement used under the 2006 Equity Incentive Plan	10-K	000-52076	10.3B	March 23, 2007		
10.3C*	Form of Stock Appreciation Right Agreement and related forms under the 2006 Equity Incentive Plan for Non-Employee Directors	10-Q	000-52076	10.3	May 15, 2007		
10.3D*	Form of Restricted Stock Unit Award Agreement used under the 2006 Equity Incentive Plan	10-Q	000-52076	10.3D	November 9, 2007		
10.3E*	Form of Restricted Stock Unit Award Agreement — Non-U.S. Participants used under the 2006 Equity Incentive Plan					X	
10.4A*	Employee Stock Purchase Plan of the Registrant	S-1	333-132987	10.4A	April 4, 2006		
10.4B*	Form of Subscription Agreement under Employee Stock Purchase Plan	S-1	333-132987	10.4B	April 4, 2006		
10.5	WebSideStory, Inc. Amended and Restated 2000 Equity Incentive Plan					X	
10.6	WebSideStory, Inc. 2004 Equity Incentive Award Plan and Form of Option Grant Agreement					X	
10.6A	Form of Restricted Stock Award Grant Notice and Restricted Stock Award Agreement under WebSideStory, Inc. 2004 Equity Incentive Award Plan					X	
10.7	Avivo Corporation 1999 Equity Incentive Plan and Form of Option Grant Agreement					X	

Exhibit No.	Exhibit Description	Incorporated by Reference: Form	File No.	Exhibit No.	Filing Date	Filed Herewith	Furnished Herewith
10.8	WebSideStory, Inc. 2006 Employment Commencement Equity Incentive Award Plan and Form of Option Grant Agreement					X	
10.9A	2007 Equity Incentive Plan of Registrant	S-8	333-149022	99.9	February 1, 2008		
10.9B	Form of Stock Option Award Agreement under 2007 Equity Incentive Plan of Registrant	S-8	333-149022	99.10	February 1, 2008		
10.9C	Form of Restricted Stock Unit Award Agreement under 2007 Equity Incentive Plan of Registrant	S-8	333-149022	99.11	February 1, 2008		
10.10A	2008 Equity Incentive Plan of Registrant	S-8	333-149022	99.12	February 1, 2008		
10.10B	Form of Stock Option Award Agreement under 2008 Equity Incentive Plan of Registrant	S-8	333-149022	99.13	February 1, 2008		
10.10C	Form of Restricted Stock Unit Award Agreement under the 2008 Equity Incentive Plan of Registrant	S-8	333-149022	99.14	February 1, 2008		
10.11	The Touch Clarity Limited Enterprise Management Incentives Share Option Plan 2002	S-8	333-141352	99.5	March 16, 2007		
10.12	Forms of Agreements under The Touch Clarity Limited Enterprise Management Incentives Share Option Plan 2002	S-8	333-141352	99.6	March 16, 2007		
10.13	Touch Clarity Limited 2006 U.S. Stock Plan	S-8	333-141352	99.7	March 16, 2007		
10.14	Form of Stock Option Agreement under Touch Clarity Limited 2006 U.S. Stock Plan	S-8	333-141352	99.8	March 16, 2007		
10.15*	Amended and Restated Employment Agreement between Registrant and Joshua G. James	S-1	333-132987	10.5	June 22, 2006		
10.16*	Separation Agreement entered into between Registrant and John R. Pestana	10-Q	000-52076	10.3	May 15, 2007		
10.17*	Offer Letter with Michael S. Herring, dated October 20, 2004	S-1	333-132987	10.7	April 4, 2006		
10.18A	Basic Lease Information and Canyon Park Technology Center Office Building Lease Agreement between the Registrant and TCU Properties I, LLC	S-1	333-132987	10.8A	April 4, 2006		
10.18B	First Amendment to Basic Lease Information and Canyon Park Technology Center Office Building Lease Agreement between Registrant and TCU Properties I, LLC, dated May 6, 2004	S-1	333-132987	10.8B	April 4, 2006		

Exhibit No.	Exhibit Description	Incorporated by Reference				Filed Herewith	Furnished Herewith
		Form	File No.	Exhibit No.	Filing Date		
10.18C	Second Amendment to Basic Lease Information and Canyon Park Technology Center Office Building Lease Agreement between Registrant and TCU Properties I, LLC, dated December 8, 2004	S-1	333-132987	10.8C	April 4, 2006		
10.18D	Third Amendment to Basic Lease Information and Canyon Park Technology Center Office Building Lease Agreement between Registrant and TCU Properties I, LLC, dated April 30, 2005	S-1	333-132987	10.8D	April 4, 2006		
10.18E	Fourth Amendment to Basic Lease Information and Canyon Park Technology Center Office Building Lease Agreement between Registrant and TCU Properties I, LLC, dated May 31, 2005	S-1	333-132987	10.8D	April 4, 2006		
10.18F	Fifth Amendment to Basic Lease Information and Canyon Park Technology Center Office Building Lease Agreement between Registrant and TCU Properties I, LLC, dated January 25, 2006	S-1	333-132987	10.8F	April 4, 2006		
10.18G	Sixth Amendment to Basic Lease Information and Canyon Park Technology Center Office Building Lease Agreement between Registrant and TCU-Canyon Park, LLC, successor in interest to TCU Properties I, LLC, dated January 11, 2008					X	
10.18H	Seventh Amendment to Basic Lease Information and Canyon Park Technology Center Office Building Lease Agreement between Registrant and TCU-Canyon Park, LLC, successor in interest to TCU Properties I, LLC, dated January 11, 2008					X	
10.19	Office Lease between Brannan Propco, LLC and Registrant, dated January 8, 2008					X	
10.20**	Settlement and Patent License Agreement by and between NetRatings, Inc. and Registrant, dated February 28, 2006	S-1	333-132987	10.9	April 4, 2006		
10.21	NetObjects, Inc. Warrant to Purchase Stock, dated March 26, 2002	S-1	333-132987	10.10	May 8, 2006		
10.22*	Change of Control Agreement between Registrant and Joshua G. James	S-1	333-132987	10.12	June 22, 2006		

Exhibit No.	Exhibit Description	Incorporated by Reference: Form	File No.	Exhibit No.	Filing Date	Filed Herewith	Furnished Herewith
10.23*	Form of Change of Control Agreement entered into between Registrant and each of Brett M. Error and Christopher C. Harrington and John Mellor	S-1	333-132987	10.14	June 22, 2006		
10.24*	Change of Control Agreement between Registrant and Michael S. Herring	S-1	333-132987	10.15	June 22, 2006		
10.25	Master Finance Lease and Lease Covenant Agreement by and between the Registrant and Zions Credit Corporation, dated March 2, 2007	8-K	000-52076	10.1	March 7, 2007		
10.26**	Settlement and Patent Cross-License Agreement dated as of August 17, 2007 by and between Visual Sciences, Inc. (formerly known as WebSideStory, Inc.) and NetRatings, Inc.					X	
10.27**	Patent Cross-License Agreement dated December 12, 2003 by and between WebSideStory, Inc. and NetIQ Corporation					X	
10.28A	Office Lease dated as of August 23, 1999 by and between WebSideStory, Inc. and LNR Seaview, Inc.					X	
10.28B	First Amendment to Office Lease dated as of July 3, 2001 by and between WebSideStory, Inc. and LNR Seaview, Inc.					X	
10.28C	Second Amendment to Office Lease dated as of December 7, 2005 by and between WebSideStory, Inc. and Seaview PFG, LLC (as assignee of LNR Seaview, Inc.)					X	
10.29A	Sublease dated as of July 3, 2001 by and between WebSideStory, Inc. and RF Magic, Inc.					X	
10.29B	Amendment of Sublease dated as of September 10, 2003 by and between WebSideStory, Inc. and RF Magic, Inc.					X	
10.29C	Second Amendment of Sublease dated as of June 14, 2006 by and between WebSideStory, Inc. and RF Magic, Inc.					X	
10.29D	Third Amendment and Assignment of Sublease dated as of October 8, 2007 by and among Visual Sciences, Inc., (formerly known as WebSideStory, Inc.), RF Magic, Inc. and Entropic Communications, Inc.					X	
21.1	List of Subsidiaries of the Registrant					X	
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm					X	

Exhibit No.	Exhibit Description	Incorporated by Reference Form	File No.	Exhibit No.	Filing Date	Filed Herewith	Furnished Herewith
24.1	Power of Attorney (set forth on the signature page to this Annual Report on Form 10-K)					X	
31.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer					X	
31.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer					X	
32.1	Section 1350 Certifications of Chief Executive Officer and Chief Financial Officer						X

* Indicates a management contract or compensatory plan, contract or arrangement in which any director or named executive officer of the Registrant participates.

** The Securities and Exchange Commission has granted confidential treatment with respect to portions of this exhibit. A complete copy of this exhibit has been filed separately with the Commission.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OMNITURE, INC.
(Registrant)

By: /s/ JOSHUA G. JAMES
Joshua G. James
President and Chief Executive Officer

Date: February 28, 2008

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Joshua G. James, Michael S. Herring and Shawn J. Lindquist, and each of them, as his/her true and lawful attorney-in-fact and agent with full power of substitution, for him/her in any and all capacities, to sign any and all amendments to this annual report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacity and on the dates indicated.

Name and Signature	Title	Date
/s/ JOSHUA G. JAMES Joshua G. James	President and Chief Executive Officer and Director (Principal Executive Officer)	February 28, 2008
/s/ MICHAEL S. HERRING Michael S. Herring	Chief Financial Officer and Executive Vice President (Principal Financial and Accounting Officer)	February 28, 2008
/s/ D. FRASER BULLOCK D. Fraser Bullock	Director	February 28, 2008
/s/ GREGORY S. BUTTERFIELD Gregory S. Butterfield	Director	February 28, 2008
/s/ DANA L. EVAN Dana L. Evan	Director	February 28, 2008
/s/ MARK P. GORENBERG Mark P. Gorenberg	Director	February 28, 2008
/s/ RORY T. O'DRISCOLL Rory T. O'Driscoll	Director	February 28, 2008
/s/ JOHN R. PESTANA John R. Pestana	Director	February 28, 2008

(This page intentionally left blank)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Omniture, Inc.

We have audited the accompanying consolidated balance sheets of Omniture, Inc. as of December 31, 2006 and 2007, and the related consolidated statements of operations, convertible preferred stock and stockholders' (deficit) equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Omniture, Inc. at December 31, 2006 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, in 2006, Omniture, Inc. changed its method of accounting for share-based payments in accordance with the guidance provided in Statement of Financial Accounting Standards, No. 123(R), *"Share-Based Payment."*

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Omniture, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Salt Lake City, Utah
February 25, 2008

OMNITURE, INC.

Consolidated Balance Sheets
(In thousands, except share and per share data)

	December 31, 2006	December 31, 2007
Assets:		
Current assets:		
Cash and cash equivalents	$ 68,287	$ 77,765
Short-term investments	—	56,924
Accounts receivable, net of allowances of $2,039 and $4,730 at December 31, 2006 and 2007, respectively	24,126	51,971
Prepaid expenses and other current assets	1,571	3,663
Total current assets	93,984	190,323
Property and equipment, net	31,128	31,214
Intangible assets, net	9,796	50,769
Goodwill	—	94,960
Other assets	302	3,457
Total assets	$135,210	$370,723
Liabilities and Stockholders' Equity:		
Current liabilities:		
Accounts payable	$ 2,586	$ 6,470
Accrued liabilities	11,435	17,126
Current portion of deferred revenues	21,885	42,041
Current portion of notes payable	5,997	4,407
Current portion of capital lease obligations	53	246
Total current liabilities	41,956	70,290
Deferred revenues, less current portion	2,170	1,815
Notes payable, less current portion	4,117	2,948
Capital lease obligations, less current portion	24	173
Other liabilities	518	4,422
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.001 par value; 10,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $0.001 par value; 250,000,000 shares authorized at December 31, 2006 and 2007; 47,385,901 and 60,636,685 shares issued and outstanding at December 31, 2006 and 2007, respectively	47	61
Additional paid-in capital	127,380	340,424
Deferred stock-based compensation	(2,172)	(1,182)
Accumulated other comprehensive income	9	40
Accumulated deficit	(38,839)	(48,268)
Total stockholders' equity	86,425	291,075
Total liabilities and stockholders' equity	$135,210	$370,723

See accompanying notes to the consolidated financial statements.

OMNITURE, INC.

Consolidated Statements of Operations
(In thousands, except per share data)

	Year Ended December 31,		
	2005	2006	2007
Revenues:			
Subscription	$ 41,066	$74,580	$132,010
Professional services and other	1,738	5,169	11,117
Total revenues	42,804	79,749	143,127
Cost of revenues:			
Subscription	18,496	28,827	46,411
Professional services and other	1,963	2,999	6,953
Total cost of revenues	20,459	31,826	53,364
Gross profit	22,345	47,923	89,763
Operating expenses:			
Sales and marketing	24,259	35,227	61,610
Research and development	6,647	8,732	17,257
General and administrative	6,220	12,107	24,218
Litigation settlement	2,604	—	—
Total operating expenses	39,730	56,066	103,085
Loss from operations	(17,385)	(8,143)	(13,322)
Interest income	599	2,117	5,816
Interest expense	(574)	(1,285)	(835)
Other expense, net	(66)	(219)	(554)
Loss before provision for income taxes	(17,426)	(7,530)	(8,895)
Provision for income taxes	15	195	534
Net loss	$(17,441)	$ (7,725)	$ (9,429)
Net loss per share, basic and diluted	$ (1.27)	$ (0.25)	$ (0.18)
Weighted-average number of shares, basic and diluted	13,694	30,332	53,710

See accompanying notes to the consolidated financial statements.

OMNITURE, INC.

Consolidated Statements of Convertible Preferred Stock and Stockholders' (Deficit) Equity

(In thousands, except share data)

	Convertible Preferred Stock		Stockholders' (Deficit) Equity							
			Common Stock		Additional Paid-In Capital	Deferred Stock-Based Compensation	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Comprehensive Loss	Total Stockholders' (Deficit) Equity
	Shares	Amount	Shares	Amount						
Balance at January 1, 2005	13,932,762	$ 22,770	13,312,021	$13	$ 247	$ —	$—	$(13,673)	$(13,673)	$(13,413)
Deferred compensation related to issuance of stock options, net of forfeitures	—	—	—	—	3,780	(3,780)	—	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	510	—	—	—	510
Exercise of stock options	—	—	419,364	1	55	—	—	—	—	56
Vesting of common shares subject to repurchase	—	—	187,500	—	22	—	—	—	—	22
Issuance of Series C-1 convertible preferred stock, net of issuance costs of $248	7,740,834	39,752	—	—	—	—	—	—	—	—
Revaluation and cancellation of convertible preferred stock warrants (166,708 shares)	—	(640)	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	(17,441)	(17,441)	(17,441)
Balance at December 31, 2005	21,673,596	61,882	13,918,885	14	4,104	(3,270)	—	(31,114)	(31,114)	(30,266)
Amortization of deferred stock-based compensation, net of forfeitures	—	—	—	—	(114)	1,098	—	—	—	984
Exercise of stock options	—	—	982,006	1	132	—	—	—	—	133
Vesting of common shares subject to repurchase	—	—	363,373	—	44	—	—	—	—	44
Stock-based compensation	—	—	—	—	1,948	—	—	—	—	1,948
Accelerated vesting of employee stock options	—	—	—	—	224	—	—	—	—	224
Issuance of common stock in exchange for services	—	—	250	—	2	—	—	—	—	2
Revaluation and cancellation of convertible preferred stock warrants (134,939 shares)	—	(44)	—	—	—	—	—	—	—	—
Exercise of Series B-2 convertible preferred stock warrants	142,791	—	—	—	—	—	—	—	—	—
Issuance of common stock, net of issuance costs	—	—	10,305,000	10	59,224	—	—	—	—	59,234
Conversion of convertible preferred stock into common	(21,816,387)	(61,838)	21,816,387	22	61,816	—	—	—	—	61,838
Foreign currency translation adjustment	—	—	—	—	—	—	9	—	9	9
Comprehensive loss:										
Net loss	—	—	—	—	—	—	—	(7,725)	(7,725)	(7,725)
Comprehensive loss	—	—	—	—	—	—	—	—	(7,716)	—
Balance at December 31, 2006	—	—	47,385,901	47	127,380	(2,172)	9	(38,839)	(38,830)	86,425
Amortization of deferred stock-based compensation, net of forfeitures	—	—	—	—	(38)	990	—	—	—	952
Exercise of stock options	—	—	2,261,130	2	3,596	—	—	—	—	3,598
Vesting of common shares subject to repurchase	—	—	703,029	1	85	—	—	—	—	86
Stock-based compensation	—	—	—	—	12,512	—	—	—	—	12,512
Purchases under employee stock purchase plan	—	—	11,014	—	194	—	—	—	—	194
Exercise of common stock warrants	—	—	41,671	—	—	—	—	—	—	—
Issuance of common stock, net of issuance costs	—	—	8,376,250	9	142,224	—	—	—	—	142,233
Issuance of common stock to former Touch Clarity shareholders, net of issuance costs	—	—	836,609	1	22,085	—	—	—	—	22,086
Issuance of common stock to former Offermatica shareholders	—	—	1,021,081	1	24,770	—	—	—	—	24,771
Estimated fair value of stock options substituted in connection with the acquisition of Touch Clarity	—	—	—	—	7,322	—	—	—	—	7,322
Income tax benefit of stock option exercises	—	—	—	—	294	—	—	—	—	294
Foreign currency translation adjustment	—	—	—	—	—	—	40	—	40	40
Unrealized loss on available for sale securities	—	—	—	—	—	—	(9)	—	(9)	(9)
Comprehensive loss:										
Net loss	—	—	—	—	—	—	—	(9,429)	(9,429)	(9,429)
Comprehensive loss	—	—	—	—	—	—	—	—	(9,398)	—
Balance at December 31, 2007	—	$ —	60,636,685	$61	$340,424	$(1,182)	$40	$(48,268)	$(48,228)	$291,075

See accompanying notes to the consolidated financial statements.

OMNITURE, INC.

Consolidated Statements of Cash Flows
(In thousands, except share data)

	Year Ended December 31,		
	2005	2006	2007
Cash flows from operating activities:			
Net loss	$(17,441)	$ (7,725)	$ (9,429)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:			
Depreciation and amortization	6,377	13,032	20,386
Stock-based compensation	510	3,158	13,464
Loss on foreign currency forward contract	—	—	243
Loss on disposal of property and equipment	5	—	16
Amortization of premiums and discounts on short-term investments	—	—	(962)
Patent license and litigation settlement costs	4,514	—	—
Net changes in operating assets and liabilities:			
Accounts receivable, net	(6,444)	(11,801)	(23,121)
Prepaid expenses and other assets	60	(1,010)	(1,599)
Accounts payable	(101)	(1,495)	2,145
Accrued and other liabilities	2,047	(1,228)	617
Deferred revenues	5,684	10,804	16,245
Net cash (used in) provided by operating activities	(4,789)	3,735	18,005
Cash flows from investing activities:			
Purchases of short-term investments	—	—	(144,019)
Proceeds from sales of short-term investments	—	—	48,150
Proceeds from maturities of short-term investments	—	—	40,000
Purchases of property and equipment	(18,852)	(14,934)	(11,975)
Purchases of intangible assets	—	(6,380)	(4,545)
Payment related to loss on foreign currency forward contract	—	—	(337)
Business acquisitions, net of cash acquired	—	—	(78,882)
Net cash used in investing activities	(18,852)	(21,314)	(151,608)
Cash flows from financing activities:			
Proceeds from exercise of stock options	194	237	3,606
Proceeds from issuance of convertible preferred stock, net of issuance costs	39,752	—	—
Proceeds from employee stock purchase plan	—	—	194
Proceeds from issuance of common stock, net of issuance costs	—	59,234	142,233
Income tax benefit of stock option exercises	—	—	294
Proceeds from issuance of notes payable	500	9,608	2,761
Principal payments on notes payable and capital lease obligations	(3,536)	(5,409)	(6,129)
Net cash provided by financing activities	36,910	63,670	142,959
Effect of exchange rate changes on cash and cash equivalents	—	—	122
Net increase in cash and cash equivalents	13,269	46,091	9,478
Cash and cash equivalents at beginning of period	8,927	22,196	68,287
Cash and cash equivalents at end of period	$ 22,196	$ 68,287	$ 77,765
Supplemental disclosure of noncash investing and financing activities:			
Issuance of common stock and stock options for business acquisitions	$ —	$ —	$ 54,337
Conversion of convertible preferred stock into common	—	61,838	—
Assets acquired under capital leases	—	—	152
Revaluation and cancellation of convertible preferred stock warrants (166,708 and 134,939 shares in the years ended December 31, 2005 and 2006, respectively)	640	44	—
Vesting of common shares subject to repurchase	22	44	86
Acquisition of patent licenses	8,800	—	—
Unpaid acquisition related expenses for Offermatica and Visual Sciences	—	—	1,798
Unrealized gain on short-term investments	—	—	(11)

See accompanying notes to the consolidated financial statements.

Omniture, Inc.

Notes to Consolidated Financial Statements

1. Description of Business and Basis of Presentation

Description of Business

Omniture, Inc. (the "Company") was incorporated in Delaware in August 1999, and has its principal offices located in Orem, Utah. The Company began providing its enterprise on-demand online business optimization services in February 2001. The Company is a leading provider of online business optimization services, which customers use to manage and enhance online, offline and multi-channel business initiatives. The Company's online business optimization platform, which is hosted and delivered to customers on-demand, consists of Omniture SiteCatalyst, the Company's flagship service, Omniture DataWarehouse, Omniture Discover OnDemand, Omniture Genesis, Omniture SearchCenter, Omniture Test&Target, Omniture SiteSearch and Omniture Publish services and Omniture Discover OnPremise software.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidated financial statements.

Acquisitions

As discussed in Note 2, the Company acquired Instadia A/S ("Instadia"), Touch Clarity Limited ("Touch Clarity") and Offermatica Corporation ("Offermatica") during the year ended December 31, 2007. The consolidated financial statements include each of the acquired company's results of operations since its respective date of acquisition.

Segments

The Company operates in one business segment.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the Company's consolidated financial statements and accompanying notes. Significant estimates made by management include the determination of the fair value of stock awards issued, allowances for accounts receivable and the assessment for impairment of long-lived assets. The Company also uses estimates in determining the remaining economic lives and fair values of purchased intangible assets and property and equipment related to business acquisitions.

Common Stock Offerings

In July 2006, the Company completed its initial public offering ("IPO") of common stock in which the Company sold and issued 10,305,000 shares of its common stock, including 1,605,000 shares sold by the Company pursuant to the underwriters' full exercise of their over-allotment option, at an issuance price of $6.50 per share. As a result of the IPO, the Company raised a total of $66,983,000 in gross proceeds from the IPO, or approximately $59,234,000 in net proceeds after deducting underwriting discounts, commissions and offering expenses. Upon the initial closing of the IPO, all shares of convertible preferred stock outstanding automatically converted into 21,816,387 shares of common stock.

In June 2007, the Company completed a common stock offering (the "June 2007 Offering") in which the Company sold and issued 8,376,250 shares of its common stock at an issuance price of $18.15 per share. As a result of this stock offering, the Company raised approximately $143,439,000, in net proceeds after deducting underwriting discounts and commissions of $8,590,000 and before deducting offering expenses of $1,206,000.

Revenue Recognition

The Company derives its revenues from two primary sources: (1) subscription fees from customers implementing and utilizing the Company's on-demand online business optimization services; and (2) related professional and other services, consisting primarily of consulting and training. Because the Company provides its applications as services, it follows the provisions of Securities and Exchange Commission Staff Accounting Bulletin ("SAB") No. 104, *Revenue Recognition*, and Emerging Issues Task Force ("EITF") Issue No. 00-21, *Revenue Arrangements with Multiple Deliverables.* The Company recognizes revenue when all of the following conditions are met:

- there is persuasive evidence of an arrangement;
- the service has been provided to the customer;
- the collection of the fees is reasonably assured; and
- the amount of fees to be paid by the customer is fixed or determinable.

The Company recognizes subscription revenues, including implementation and set-up fees, on a monthly basis, beginning on the date the customer commences use of the Company's services and ending on the final day of the contract term. The Company records amounts that have been invoiced in accounts receivable and in deferred revenues or revenues, depending on whether the revenue recognition criteria have been met.

The Company recognizes revenue resulting from professional services sold with subscription offerings (generally considered to be at the time of, or within 45 days of, sale of the subscription offering) over the term of the related subscription contract as these services are considered to be inseparable from the subscription service, and the Company has not yet established objective and reliable evidence of fair value for the undelivered element. The Company recognizes revenues resulting from professional services sold separately from the subscription services as those professional services are performed.

Although the Company's subscription contracts are generally noncancelable, a limited number of customers have the right to cancel their contracts by providing prior written notice to the Company of their intent to cancel the remainder of the contract term. In the event a customer cancels its contract, it is not entitled to a refund for prior services provided to it by the Company.

Deferred Revenues

Deferred revenues consist of billings or payments received in advance of revenue recognition for the Company's subscription and professional services described above and the Company recognizes them as revenue only when the revenue recognition criteria are met.

Cash and Cash Equivalents and Short-term Investments

Cash and cash equivalents consist of cash on deposit with banks, money market funds and highly liquid debt securities with an original maturity of 90 days or less. Short-term investments include debt securities with an original maturity greater than 90 days and auction rate securities. The Company classifies its investments in debt securities as available-for-sale and realized gains and losses are included in income based on the specific identification method. Unrealized gains and losses on available-for-sale securities are recorded to other comprehensive income, a component of stockholders' (deficit) equity. Interest on securities classified as available-for-sale is included as a component of interest income.

Concentrations of Credit Risk and Significant Customers

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, available-for-sale securities and trade accounts receivable. Although the Company deposits its cash and cash equivalents with multiple financial institutions, its deposits, at times, may exceed federally insured

limits. The Company's available-for-sale securities are investment grade and the Company's investment policy requires diversification of the portfolio in order to limit the potential credit risk exposure. The Company is exposed to credit risks in the event of default by the issuers of the available-for-sale securities. Collateral is not required for accounts receivable; however, the Company regularly evaluates customers' financial condition and creditworthiness.

No customer accounted for 5% or greater of accounts receivable at December 31, 2006 and 2007. America Online and certain of its affiliated entities, collectively, accounted for 11% of total revenues during the years ended December 31, 2005 and 2006. No other customer accounted for more than 10% of total revenues during the years ended December 31, 2005 and 2006 and no customer accounted for more than 10% of total revenues during the year ended December 31, 2007.

At December 31, 2006 and 2007, tangible assets located outside the United States were not material. No single foreign country accounted for more than 10% of total revenues during the years ended December 31, 2005, 2006 and 2007. Subscription revenues accounted for 96% of total revenues in 2005, 94% of total revenues in 2006 and 92% of total revenues in 2007.

The following table sets forth revenues from customers within and outside the United States (in thousands):

	Year Ended December 31,		
	2005	2006	2007
Revenues from customers within the United States	$38,108	$66,468	$106,258
Revenues from customers outside the United States	4,696	13,281	36,869
Total revenues	$42,804	$79,749	$143,127
Revenues from customers outside the United States as a percentage of total revenues	11%	17%	26%

Service Provider Concentration

All of the Company's servers containing customer data are located in third-party data center facilities in California; Texas; Massachusetts; Copenhagen, Denmark and London, England. The Company does not control the operation of these facilities and is vulnerable to damage or interruption in the event any of these third-party, co-location facilities fail.

Allowances for Accounts Receivable

The Company records a sales allowance to provide for estimated future adjustments to accounts receivable, generally resulting from credits issued to customers in conjunction with amendments or renewals of subscription service arrangements. Provisions for sales allowances are recorded as a reduction to revenues. Specific provisions are made based on amendments or renewals associated with specific subscription service arrangements, which are expected to result in the issuance of customer credits. Additionally, provisions are made based on actual credits issued as a percentage of the Company's historical revenues. The Company evaluates the estimate of sales allowances on a regular basis and adjusts the amount reserved accordingly.

The Company makes judgments as to its ability to collect outstanding accounts receivable and provides allowances when collection becomes doubtful. Specific provisions are made based on an account-by-account analysis of collectability. Additionally, provisions are made for non-customer-specific accounts based on the Company's historical bad debt experience and current economic trends. Provisions are recorded in general and administrative expenses. The Company writes off customer accounts receivable balances to the allowance for doubtful accounts when it becomes likely that they will not be collected.

The changes in the Company's allowances for accounts receivable were as follows (in thousands):

	Year Ended December 31,		
	2005	2006	2007
Sales allowance:			
Balance at beginning of period	$ 261	$ 835	$ 1,305
Provision	2,412	3,671	5,881
Write-offs	(1,838)	(3,201)	(4,015)
Balance at end of period	$ 835	$ 1,305	$ 3,171

	Year Ended December 31,		
	2005	2006	2007
Bad debt allowance:			
Balance at beginning of period	$ 66	$127	$ 734
Provision	77	650	1,102
Write-offs	(16)	(43)	(277)
Balance at end of period	$127	$734	$1,559

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization of property and equipment are calculated on a straight-line basis over the estimated useful lives of those assets as follows:

Computers, equipment and software	2 to 4 years
Furniture and fixtures	5 to 7 years
Leasehold improvements	Shorter of the estimated useful life or the lease term

Long-lived Assets, Including Goodwill

Periodically the Company assesses potential impairment of its long-lived assets, which include property, equipment and acquired intangible assets, in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 144, *Accounting for the Impairment and Disposal of Long-Lived Assets.* The Company performs an impairment review whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors the Company considers important that could trigger an impairment review include, but are not limited to, significant under-performance relative to historical or projected future operating results, significant changes in the manner of its use of acquired assets or the Company's overall business strategy and significant industry or economic trends. When the Company determines that the carrying value of a long-lived asset may not be recoverable based upon the existence of one or more of the above indicators, it determines the recoverability by comparing the carrying amount of the asset to net future undiscounted cash flows that the asset is expected to generate. The Company recognizes an impairment charge equal to the amount by which the carrying amount exceeds the fair market value of the asset.

The Company recorded goodwill in conjunction with its acquisitions of Instadia, Touch Clarity and Offermatica (see Note 2). It will review goodwill for impairment, at least annually, in accordance with SFAS No. 142, *Goodwill and Other Intangible Assets,* based on a single operating unit.

Foreign Currency

The Company's results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Australian dollar, British pound, Canadian dollar, Danish krone, EU euro, Hong Kong dollar, Japanese yen and Swedish krona.

The functional currency of the Company's international subsidiaries is generally the local currency. The financial statements of these subsidiaries are translated into U.S. dollars using period-end or historical rates of exchange for assets and liabilities and average rates of exchange for the period for revenues and expenses. Translation gains (losses) are recorded in accumulated other comprehensive income as a component of stockholders' (deficit) equity. Net foreign currency losses are included in other expense, net in the accompanying consolidated statements of operations and were approximately $60,000, $219,000, and $480,000 for the years ended December 31, 2005, 2006 and 2007, respectively.

At December 31, 2006, the Company held a foreign currency forward exchange contract with a financial institution to protect against currency exchange risk associated with the acquisition of Instadia (see Note 2). This forward contract was not designated as an accounting hedge under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*. Upon the settlement of this foreign currency forward exchange contract, in January 2007, the Company recognized a realized loss of $337,000 in its consolidated statement of operations, of which $94,000 was recognized as an unrealized loss in the year ended December 31, 2006 and the remaining $243,000 was recognized during the year ended December 31, 2007.

Fair Value of Financial Instruments

The fair values of cash equivalents invested in money market funds, available-for-sale securities and the foreign currency forward exchange contract related to the acquisition of Instadia were determined based on quoted market rates.

Software Development Costs

The Company follows the guidance of EITF Issue No. 00-2, *Accounting for Web Site Development Costs,* and EITF Issue No. 00-3, *Application of AICPA Statement of Position 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity's Hardware.* EITF Issue No. 00-2 sets forth the accounting for Web site development costs based on the Web site development activity. EITF Issue No. 00-3 sets forth the accounting for software in a hosting arrangement. The Company follows the guidance set forth in Statement of Position ("SOP") No. 98-1, *Accounting for the Cost of Computer Software Developed or Obtained for Internal Use,* in accounting for the development of its on-demand online business optimization software, and other software the Company develops for internal use. SOP No. 98-1 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize them over the software's estimated useful life.

Commissions

The Company records sales commissions when the commissions are earned, which is generally when the corresponding revenue has been recognized or at the time of collection of the customer account receivable. Commissions paid to sales personnel are not recoverable in the event the customer terminates service. Commission expense was $4,140,000, $8,241,000 and $12,195,000 for the years ended December 31, 2005, 2006 and 2007, respectively.

Leases

The Company leases its facilities and a portion of its network infrastructure equipment under operating leases, and accounts for those leases in accordance with SFAS No. 13, *Accounting for Leases.* For facility leases that contain rent escalation or rent concession provisions, the Company records the total rent payable during the lease

term on a straight-line basis over the term of the lease. The Company records the difference between the rent paid and the straight-line rent as a deferred rent liability in the accompanying consolidated balance sheets.

Advertising

The Company expenses advertising as incurred. Advertising expense was $510,000, $308,000 and $1,969,000 for the years ended December 31, 2005, 2006 and 2007, respectively.

Stock-based Compensation

Prior to January 1, 2006, the Company accounted for stock-based employee compensation under the recognition and measurement provisions of Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*, as permitted by SFAS No. 123, *Accounting for Stock-Based Compensation*. Prior to January 1, 2006, the Company measured stock-based compensation expense as the difference, if any, between the estimated fair value of the Company's common stock on the date of grant and the exercise price.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123R, *Share-Based Payment*, using the prospective transition method, which requires the Company to apply its provisions only to awards granted, modified, repurchased or cancelled on or after the effective date. Under this transition method, stock-based compensation expense recognized beginning January 1, 2006 is based on the following: (1) the grant-date fair value of stock option awards granted or modified on or after January 1, 2006; and (2) the balance of deferred stock-based compensation related to stock option awards granted prior to January 1, 2006, which was calculated using the intrinsic-value method as previously permitted under APB Opinion No. 25. Results for prior periods have not been restated.

The Company accounts for stock option grants to non-employees in accordance with SFAS No. 123R and EITF Issue No. 96-18, *Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services*, which require that the fair value of these instruments be recognized as an expense over the period in which the related services are rendered.

Income Taxes

The Company uses the liability method of accounting for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes*. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the Company's consolidated statements of operations in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets when it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized. Changes in ownership will limit the amount of net operating loss carryforwards that can be utilized annually in the future to offset taxable income (see Note 6).

In July 2006, the Financial Accounting Standards Board ("FASB"), issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with SFAS No. 109, and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Under FIN 48, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, FIN 48 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Company's adoption of the provisions of FIN 48 on January 1, 2007 did not have a material impact on its financial statements. The Company adopted the accounting policy that interest recognized in accordance with Paragraph 15 of FIN 48 and penalties recognized in accordance with Paragraph 16 of FIN 48 are classified as a component of interest expense. The Company had not incurred any interest or penalties as of December 31, 2007 and does not anticipate any significant change within 12 months of this reporting date related to uncertain tax positions. The Company does not anticipate any events which could cause the change to these uncertainties. The Company is subject to taxation in the U.S. and various state and foreign jurisdictions.

Historically, the Company's tax provision for financial statement purposes and the actual tax returns have been prepared using consistent methodologies. At December 31, 2006 and 2007, there were no material unrecognized tax benefits. Any future adjustments to the unrecognized tax benefit will have no impact on the Company's effective tax rate due to the valuation allowance which fully offsets these tax benefits. For the years ended December 31, 2005, 2006 and 2007, the Company did not recognize any interest and penalties related to income taxes, and the Company does not currently accrue for interest and penalties.

Net Loss Per Share

The following table presents the numerator and a reconciliation of the denominator used in the calculation of net loss per share, basic and diluted (in thousands):

	Year Ended December 31,		
	2005	2006	2007
Numerator:			
Net loss	$(17,441)	$ (7,725)	$ (9,429)
Denominator:			
Weighted-average common shares outstanding	14,362	31,134	54,375
Weighted-average common shares outstanding subject to repurchase	(668)	(802)	(665)
Denominator for net loss per share, basic and diluted	13,694	30,332	53,710

The following weighted-average common stock equivalents (in thousands) were excluded from the computation of diluted net loss per share because they had an anti-dilutive impact:

	Year Ended December 31,		
	2005	2006	2007
Common shares outstanding subject to repurchase	668	784	657
Employee stock awards	5,178	5,110	5,589
Warrants	418	374	241
Convertible preferred stock	18,152	11,016	—

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. SFAS No. 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. The changes to current practice resulting from the application of this statement relate to the definition of fair value, the methods used to measure fair value and the expanded disclosures about fair value measurements. SFAS No. 157 is effective for the Company beginning in the first fiscal quarter of fiscal year 2008. The Company does not expect the adoption of SFAS No. 157 to have a material impact on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS No. 159 is effective for the Company beginning in the first quarter of fiscal year 2008. The Company does not expect the adoption of SFAS No. 159 to have a material impact on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141R, *Business Combinations*. SFAS No. 141R requires an acquirer to measure the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at their fair values on the acquisition date, with goodwill being the excess value over the net identifiable assets acquired. SFAS No. 141R is effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption is prohibited. The Company expects the adoption of SFAS No. 141R to have a material impact on the Company's consolidated financial statements if and when the Company completes a business acquisition on or after the adoption date of this statement.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements*. SFAS No. 160 clarifies that a noncontrolling interest in a subsidiary should be reported as equity in the consolidated financial statements. The calculation of earnings per share will continue to be based on income amounts attributable to the parent. SFAS No. 160 is effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption is prohibited. The Company does not expect the adoption of SFAS No. 160 to have a material impact on its consolidated financial statements.

2. Acquisitions

Instadia A/S

On January 18, 2007, the Company acquired all of the outstanding voting stock of Instadia, a provider of enterprise, on-demand Web analytics services based in Copenhagen, Denmark. The Company purchased Instadia to acquire its existing customer base, key personnel and technology. The preliminary aggregate purchase price was approximately $14,349,000, which consisted of (1) total cash consideration of approximately $11,436,000, (2) restructuring charges of approximately $2,433,000, (3) acquisition-related costs and (4) a license payment to NetRatings Inc. ("NetRatings") related to the Instadia acquisition of approximately $319,000, which the Company elected to make in February 2007 in accordance with the terms of the settlement and patent license agreement entered into with NetRatings in February 2006. The results of operations of Instadia are included in the Company's results of operations from the acquisition date.

The restructuring charges recorded in conjunction with the acquisition related to severance payments and severance-related benefits associated with the termination of nine former Instadia employees, primarily in the research and development and administrative functions, and the cost to terminate an existing Instadia contractual obligation. These restructuring charges were accounted for in accordance with EITF Issue No. 95-3, *Recognition of Liabilities in Connection with a Purchase Business Combination*, all of which were paid prior to December 31, 2007.

The following table summarizes the allocation of the preliminary aggregate purchase price for Instadia and the estimated useful lives for the acquired intangible assets (in thousands):

Current assets	$ 2,033
Property and equipment	193
Other assets	73
Acquired intangibles:	
Existing technology (four-year estimated useful life)	600
Customer contracts and related relationships (seven-year estimated useful life)	4,400
Non-compete agreements (two-year estimated useful life)	600
Patent license (five-year estimated useful life)	148
Goodwill	10,814
Total assets acquired	18,861
Current liabilities	3,378
Long-term liabilities	1,134
Total liabilities assumed	4,512
Net assets acquired	$14,349

Except for deferred revenues, the Instadia tangible assets and liabilities assumed by the Company were valued at their respective carrying amounts at the acquisition date, as the Company believes these amounts approximated their current fair value. Deferred revenues were reduced to their estimated fair value, which represented an amount equivalent to the estimated costs of fulfilling the remaining contractual obligations associated with these deferred revenues. In total, the Instadia acquired intangible assets had a weighted-average estimated useful life of 6.1 years. The amount recorded as goodwill is not deductible for income tax purposes.

Because the cash consideration associated with the acquisition was denominated in Danish krone, in December 2006, the Company entered into a foreign currency forward exchange contract with a financial institution to protect against currency exchange rate risk associated with this transaction. Upon the settlement of this foreign currency forward exchange contract, in January 2007, the Company recognized a realized loss of $337,000 in its consolidated statement of operations, of which $94,000 was recognized as an unrealized loss in the year ended December 31, 2006 and the remaining $243,000 was recognized during the year ended December 31, 2007.

The determination of the final purchase price is subject to potential adjustments related to income taxes, which could impact the purchase price allocation reflected above. The Company does not expect any changes to the purchase price allocation to materially increase or decrease depreciation and amortization expense, but they may have a material effect on the amount of recorded goodwill.

Touch Clarity Limited

On March 1, 2007, the Company acquired all of the outstanding voting stock of Touch Clarity, a provider of enterprise, on-demand, automated onsite behavioral targeting and optimization solutions based in London, England. The Company purchased Touch Clarity to acquire key personnel and technology. The results of operations of Touch Clarity are included in the Company's results of operations from the acquisition date.

The preliminary aggregate purchase price was approximately $61,256,000, which consisted of (1) total cash consideration of approximately $29,490,000, (2) the issuance of 836,609 shares of the Company's common stock valued at approximately $22,086,000, net of issuance costs, (3) the fair value of substituted options, (4) acquisition-related costs and (5) a license payment to NetRatings related to the Touch Clarity acquisition of approximately

$453,000, which the Company elected to make in April 2007 in accordance with the terms of the settlement and patent license agreement entered into with NetRatings in February 2006. The terms of the acquisition also provided for the payment by the Company of up to $3,000,000 in additional consideration during the quarter ended March 31, 2008, contingent upon the achievement of certain milestones during the year ended December 31, 2007. Any contingent consideration paid by the Company would increase the aggregate purchase price and goodwill. The fair value of the 836,609 shares of common stock was determined based on the average closing price of the Company's common stock during the period two days before and two days after the terms of the acquisition were agreed to and announced.

In connection with the closing of the acquisition, the holders of both vested and unvested options to purchase shares of Touch Clarity common stock received replacement options to purchase shares of the Company's common stock (the "Replacement Options"), with effectively the same intrinsic value at the acquisition date as the Touch Clarity options which were replaced. The $7,322,000 fair value of the Replacement Options included in the purchase price was estimated using the Black-Scholes-Merton option pricing model with market assumptions. Option pricing models require the use of highly subjective market assumptions, including expected stock price volatility, which if changed can materially affect fair value estimates. The more significant assumptions used in estimating the fair value of these stock options include expected volatility of 60%, expected option term of between 4.0 years and 5.7 years based on the age of the original award and a risk-free interest rate of 4.5%.

The following table summarizes the allocation of the preliminary aggregate purchase price for Touch Clarity and the estimated useful lives for the acquired intangible assets (in thousands):

Current assets	$ 2,356
Property and equipment	1,374
Other assets	127
Acquired intangibles:	
Existing technology (seven-year estimated useful life)	14,300
Customer contracts and related relationships (eight-year estimated useful life)	3,700
Core technology (six-year estimated useful life)	3,300
Patent license (five-year estimated useful life)	166
Goodwill	42,424
Total assets acquired	67,747
Current liabilities	3,869
Long-term liabilities	2,622
Total liabilities assumed	6,491
Net assets acquired	$61,256

Except for deferred revenues, the Touch Clarity tangible assets and liabilities assumed by the Company were valued at their respective carrying amounts at the acquisition date, as the Company believes these amounts approximated their current fair value. Deferred revenues were reduced to their estimated fair value, which represented an amount equivalent to the estimated costs of fulfilling the remaining contractual obligations associated with these deferred revenues. In total, the Touch Clarity acquired intangible assets had a weighted-average estimated useful life of 7.0 years. The amount recorded as goodwill is not deductible for income tax purposes.

The determination of the final purchase price is subject to potential adjustments related to income taxes, which could impact the purchase price allocation reflected above. The Company does not expect any changes to the purchase price allocation to materially increase or decrease depreciation and amortization expense, but they may have a material effect on the amount of recorded goodwill.

Offermatica Corporation

On December 13, 2007, the Company acquired all of the outstanding voting stock of Offermatica, an on-demand provider of A/B and multivariate testing solutions that enable companies to define and test the structure and other elements of their Web sites. The Company purchased Offermatica to acquire its existing customer base, key personnel and technology. The results of operations of Offermatica are included in the Company's results of operations from the acquisition date.

The preliminary aggregate purchase price was approximately $60,401,000, which consisted of (1) cash consideration of approximately $33,600,000, (2) 1,021,081 shares of Omniture common stock valued at approximately $24,771,000, (3) acquisition-related costs and (4) a license payment to NetRatings of approximately $879,000 related to the Offermatica acquisition, which the Company elected to make in accordance with the terms of the settlement and patent license agreement entered into with NetRatings in February 2006. The fair value of the 1,021,081 shares of common stock was determined based on the average closing price of the Company's common stock during the period two days before and two days after the terms of the acquisition were agreed to and announced.

The following table summarizes the allocation of the preliminary aggregate purchase price for Offermatica and the estimated useful lives for the acquired intangible assets (in thousands):

Current assets	$ 3,200
Property and equipment	1,082
Other assets	55
Acquired intangibles:	
Existing technology (four-year estimated useful life)	10,700
Customer contracts and related relationships (six-year estimated useful life)	5,200
Core technology (four-year estimated useful life)	2,200
Patent license (five-year estimated useful life)	486
Trade name / trademarks (eight-month estimated useful life)	100
Goodwill	41,722
Total assets acquired	64,745
Current liabilities	4,344
Total liabilities assumed	4,344
Net assets acquired	$60,401

Except for deferred revenues, the Offermatica tangible assets and liabilities assumed by Omniture were valued at their respective carrying amounts at the acquisition date, as the Company believes these amounts approximated their current fair value. Deferred revenues were reduced to their estimated fair value, which represented an amount equivalent to the estimated costs of fulfilling the remaining contractual obligations associated with these deferred revenues. In total, the Offermatica acquired intangible assets had a weighted-average estimated useful life of 4.6 years. The amount recorded as goodwill is not deductible for income tax purposes.

The determination of the final purchase price is subject to potential adjustments. The purchase price allocation could differ from that reflected above after final asset valuation reports are prepared and a final detailed review of all assets and liabilities, including income taxes, has been completed. The final purchase price allocation is expected to be completed in 2008. The Company does not expect any changes to the purchase price allocation to materially increase or decrease depreciation and amortization expense, but they may have a material effect on the amount of recorded goodwill.

Unaudited pro forma financial information

The following unaudited pro forma information presents the consolidated results of operations of the Company, Touch Clarity and Offermatica as if these acquisitions had occurred on January 1, 2006 (in thousands, except per share data):

	Year Ended December 31,	
	2006	2007
Revenues	$ 88,950	$155,461
Loss from operations	(24,262)	(21,118)
Net loss	(25,433)	(18,641)
Net loss per share, basic and diluted	$ (0.60)	$ (0.28)

3. Property and Equipment

Property and equipment consisted of the following (in thousands):

	December 31,	
	2006	2007
Computers, equipment and software	$ 49,672	$ 63,791
Furniture and fixtures	816	1,117
Leasehold improvements	1,359	1,723
	51,847	66,631
Less: accumulated depreciation and amortization	(20,719)	(35,417)
	$ 31,128	$ 31,214

Depreciation expense (including amortization of leasehold improvements) was $5,961,000, $11,323,000 and $14,709,000 for the years ended December 31, 2005, 2006 and 2007, respectively.

4. Balance Sheet Accounts

Cash, Cash Equivalents and Short-term Investments

Cash, cash equivalents and short-term investments were as follows (in thousands):

	December 31, 2007			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
Cash and cash equivalents:				
Cash	$ 5,483	$—	$ —	$ 5,483
Money market funds	17,434	—	—	17,434
Government-sponsored enterprise securities	29,972	5	—	29,977
Corporate debt securities	24,896	—	(25)	24,871
Total cash and cash equivalents	$77,785	$ 5	$(25)	$77,765
Short-term investments:				
Auction rate preferred municipal bonds	$42,000	$—	$ —	$42,000
Government-sponsored enterprise securities	5,018	18	—	5,036
Corporate debt securities	9,895	—	(7)	9,888
Total short-term investments	$56,913	$18	$ (7)	$56,924

At December 31, 2007, the unrealized losses in the above table relate to corporate debt securities for which the fair value is less than the carrying value. The Company expects to receive the full principal and interest on these securities. When evaluating investments for possible impairment, management reviews factors such as the length of time and extent to which fair value has been below cost basis, credit quality, the financial condition of the investee, and the Company's ability and intent to hold the investment for a period of time which may be sufficient for anticipated recovery in market value. The gross unrealized losses are primarily due to a decrease in the fair market value of corporate debt securities as a result of increases in market interest rates. The changes in the values in the above securities are considered to be temporary in nature and, accordingly, management does not believe that the values of these securities are impaired at December 31, 2007. Unrealized gains and losses on available-for-sale securities are reported as a component of stockholders' (deficit) equity in the consolidated balance sheets. At December 31, 2006, the Company did not have any short-term investments and did not have any unrealized gains or losses on its cash and cash equivalents. For the years ended December 31, 2005, 2006 and 2007 there were no realized gains and losses on available-for-sale securities.

At December 31, 2007, the estimated fair value of available-for-sale securities by contractual maturity was as follows (in thousands):

Due in less than one year	$ 69,772
Due in 1 to 5 years	—
Due in 5 to 10 years	—
Due in greater than 10 years	42,000
	$111,772

Securities with contractual maturities in the above table due in greater than 10 years are auction rate municipal bonds. While the contractual maturities are long-term, management considers the securities to be liquid because they can generally be liquidated at the date the interest rate resets, which is typically every 28 days. Management has the intent to liquidate these investments to fund operations within the next twelve months and accordingly has

classified these auction rate municipal bonds as short-term investments in current assets in the consolidated balance sheet.

Available-for-sale securities with unrealized losses at December 31, 2007 were as follows (in thousands):

	In a Loss Position for Less Than 12 Months		In a Loss Position for 12 Months or More		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Corporate debt securities	$34,759	$(32)	$—	$—	$34,759	$(32)

The gross unrealized losses related to these corporate debt securities are primarily due to changes in market interest rates. The Company views these unrealized losses as temporary in nature because it's probable that principal and interest related to these securities will be collected at maturity during the three months ended December 31, 2008 in accordance with contractual terms.

Goodwill and Intangible Assets

The changes in the carrying amount of goodwill for the year ended December 31, 2007, were as follows (in thousands):

Balance as of December 31, 2006	$ —
Goodwill acquired	94,960
Balance as of December 31, 2007	$94,960

Intangible assets consisted of the following (in thousands):

	December 31, 2006		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Purchased technology	$ —	$ —	$ —
Customer contracts and related relationships	—	—	—
Patent licenses	10,199	1,356	8,843
Other	1,777	824	953
Non-compete agreements	—	—	—
	$11,976	$2,180	$9,796

	December 31, 2007		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Purchased technology	$31,100	$2,433	$28,667
Customer contracts and related relationships	13,300	998	12,302
Patent licenses	11,824	2,969	8,855
Other	1,777	1,157	620
Non-compete agreements	600	275	325
	$58,601	$7,832	$50,769

During the year ended December 31, 2007, the Company purchased certain technology patents for $700,000, which is being amortized over a period of 7 years.

In November 2004, the Company entered into a co-marketing and reseller agreement with a third party to co-market the Company's SiteCatalyst application. In consideration for the agreement, the Company paid cash of $500,000 and issued warrants to purchase 504,054 shares of the Company's Series B-2 convertible preferred stock to the third party. The $500,000 cash consideration and the value of the outstanding warrants, as determined by the Company's management, are being amortized over the expected life of the agreement with the third party. The value of the outstanding warrants was subject to adjustment, based upon changes in the underlying value of the convertible preferred stock as the warrants vest in accordance with the terms of the co-marketing and reseller agreement. In the fourth quarter of 2005, warrants to purchase 166,708 shares were cancelled due to the reseller's failure to meet the required vesting terms pursuant to the co-marketing and reseller agreement. Upon this cancellation, the Company reversed the previously recorded amortization expense of $96,000 relating to the cancelled warrants and decreased the carrying value of the warrants by $577,000. In March 2006, the Company amended the warrant agreement which reduced to 202,407 the total number of shares of Series B-2 convertible preferred stock the holder was entitled to purchase under the warrant, with immediate vesting of all shares subject to the warrant. The reduction in warrants, combined with the adjustment to the value of the remaining warrants, resulted in a net decrease in the intangible asset of approximately $44,000. In June 2006, the third party exercised all of its warrants under cashless exercise provisions of the underlying warrant agreement resulting in the Company issuing 142,791 shares of Series B-2 convertible preferred stock.

The Company is amortizing its intangible assets on a straight-line basis over a period of two to eight years. The weighted-average remaining amortization period of all intangible assets was 5.7 years and 5.3 years at December 31, 2006 and 2007, respectively. Amortization expense related to intangible assets was $416,000, $1,709,000 and $5,677,000 during the years ended December 31, 2005, 2006 and 2007, respectively. The Company expects to recognize amortization expense on intangible assets at December 31, 2007 as follows (in thousands):

Year Ending December 31,	
2008	$10,374
2009	9,978
2010	9,654
2011	9,362
2012	6,195
Thereafter	5,206
	$50,769

Accrued and Other Liabilities

Accrued liabilities consisted of the following (in thousands):

	December 31,	
	2006	2007
Accrued bonuses and commissions	$ 3,311	$ 5,244
Patent license and settlement costs	3,831	—
Other accrued liabilities	4,293	11,882
	$11,435	$17,126

Other liabilities consisted of the following (in thousands):

	December 31, 2006	December 31, 2007
Deferred tax liabilities	$ —	$4,047
Other liabilities	518	375
	$518	$4,422

5. Notes Payable

Notes payable consisted of the following (in thousands):

	Interest Rate	Final Maturity Date	December 31, 2006	December 31, 2007
Draw on equipment line of credit	5.00%	Aug. 2007	$ 940	$ —
Draw on equipment line of credit	5.06	Oct. 2007	752	—
Draw on equipment line of credit	4.81	Oct. 2007	603	—
Draw on revolving line of credit	variable rate	Aug. 2008	500	500
Draw on second equipment facility	7.55	Jan. 2009	1,389	722
Draw on second equipment facility	7.77	Feb. 2009	794	428
Draw on second equipment facility	8.03	Mar. 2009	1,500	833
Draw on second equipment facility	8.38	Apr. 2009	1,684	962
Draw on second equipment facility	8.79	Jun. 2009	1,952	1,172
Draw on second equipment facility	variable rate	Dec. 2011	—	2,364
Bank note payable	9.07	Apr. 2010	—	310
Other notes payable	variable rate	May 2009	—	64
			10,114	7,355
Less: current portion			(5,997)	(4,407)
Notes payable, excluding current portion			$ 4,117	$ 2,948

The Company paid interest of approximately $372,000, $1,245,000 and $859,000 during the years ended December 31, 2005, 2006 and 2007, respectively.

In 2004, the Company entered into an equipment line of credit agreement (the "Equipment Line of Credit"), which is collateralized by substantially all of the assets of the Company. The Equipment Line of Credit provided for a 36-month repayment period for each draw. In 2005, the Company amended the Equipment Line of Credit (the "2005 Amendment"). The 2005 Amendment also provided for a revolving line of credit of up to $10,000,000 (the "Revolving Line"), under which the Company borrowed $500,000. Interest on the revolving line of credit is payable monthly.

In January 2006, the Company entered into a second amendment and restatement (the "2006 Amendment") of the Equipment Line of Credit, which provided for a second equipment facility of up to $10,000,000, and reduced the total amount available for draw under the Revolving Line to $5,000,000. Each draw under the 2006 Amendment has a 36-month repayment period and accrues interest at a rate based on the U.S. Treasury Bill Rate, plus a factor determined by the Company's Adjusted Quick Ratio, as defined in the 2006 Amendment, at the time of the draw. The 2006 Amendment modified or eliminated certain covenants in the 2005 Amendment. In April 2006 and again in May 2007, the Company amended the agreement to modify certain financial covenants.

In August 2007, the Company entered into a third amendment (the "2007 Amendment") of the Equipment Line of Credit, which increased the total equipment facility to $20,000,000, of which $9,608,000 was advanced prior to the 2007 Amendment, and increased the Revolving Line to $10,000,000. The first $3,000,000 of borrowings under the Revolving Line is available on a non-formula basis. The increased equipment facility can be drawn on through August 17, 2008. Borrowings under the Revolving Line may be made through August 15, 2008, at which time all amounts borrowed under this line must be repaid. All amounts drawn under the Revolving Line accrue interest at a rate equal to, at the Company's option, either: (1) the variable rate equal to the lender's prime interest rate or (2) the variable rate at which dollar deposits are offered in the London interbank market plus 2.75%. All amounts drawn under the equipment facility accrue interest at a rate equal to, at the Company's option, either: (1) the variable rate equal to the lender's prime interest rate, (2) the variable rate at which dollar deposits are offered in the London interbank market plus 2.75%, or (3) a fixed rate per annum equal to the lender's prime interest rate on the date of the draw. Each draw under the 2007 amendment has a 48-month repayment period. The 2007 Amendment modified or eliminated certain covenants in the prior loan amendments. The Company was in compliance with all financial covenants contained in the 2007 Amendment at December 31, 2007. At December 31, 2007, the $500,000 outstanding under the Revolving Line and the $2,364,000 outstanding under the 2007 Amendment of the equipment facility both accrue interest at a variable rate equal to the lender's prime interest rate of 7.25%.

During the year ended December 31, 2007, the Company entered into an unsecured bank note in the amount of $397,000, which is repayable in 36 monthly installments.

The aggregate maturities of notes payable at December 31, 2007 were as follows (in thousands):

Year Ending December 31,	
2008	$4,407
2009	1,641
2010	649
2011	658
	$7,355

6. Income Taxes

The domestic and foreign components of loss before provision for income taxes were as follows (in thousands):

	Year Ended December 31,		
	2005	2006	2007
Domestic	$(17,505)	$(7,740)	$(5,114)
Foreign	79	210	(3,781)
	$(17,426)	$(7,530)	$(8,895)

The provisions for income taxes were as follows (in thousands):

	Year Ended December 31,		
	2005	2006	2007
Current taxes:			
Federal	$—	$ —	$254
State	—	118	60
Foreign	15	77	220
	$15	$195	$534

A reconciliation of income taxes at the statutory federal income tax rate to the provision for income taxes included in the accompanying consolidated statements of operations is as follows (in thousands):

	Year Ended December 31,		
	2005	2006	2007
Tax benefit at U.S. statutory rates	$(5,925)	$(2,559)	$(3,024)
State benefit, net of federal tax effect	(583)	(248)	(109)
Alternative minimum taxes	—	—	254
Foreign taxes	—	—	684
Stock-based compensation	—	1,134	1,980
Meals and entertainment	61	134	173
Tax credits	(413)	(533)	(378)
Change in valuation allowance	6,875	2,267	954
Provision for income taxes	$ 15	$ 195	$ 534

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of the assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities were as follows (in thousands):

	December 31,	
	2006	2007
Deferred tax assets:		
Accruals and allowances	$ 1,653	$ 3,323
Stock-based compensation	350	1,800
Deferred revenues	810	677
Tax credits	1,684	2,080
Net operating losses	11,716	34,779
Total deferred tax assets	16,213	42,659
Valuation allowance	(14,753)	(32,119)
Net deferred tax assets	1,460	10,540
Deferred tax liabilities:		
Acquired intangible assets	—	(13,790)
Depreciation and amortization	(1,460)	(234)
Deferred tax liabilities, net	$ —	$ (3,484)

Realization of the deferred tax assets is dependent on future earnings, if any, the timing and amount of which are uncertain. Due to these uncertainties, management does not believe it is more likely than not that the full amount of deferred tax assets will be realized. Accordingly, net deferred tax assets of $14,753,000 and $32,119,000 at December 31, 2006 and 2007, respectively, representing the portion of deferred tax assets the Company does not expect to fully realize have been offset by valuation allowances. The valuation allowance increased by $6,875,000, $2,267,000 and $17,366,000 for the years ended December 31, 2005, 2006 and 2007, respectively. The increase in the valuation allowances during 2007 is primarily due to the tax benefit of stock option compensation and deferred tax assets obtained through acquisitions. Upon reversal of the valuation allowances, $2,562,000 would be recorded as a reduction to goodwill, $13,850,000 would be recorded as an increase to stockholders' (deficit) equity and $15,707,000 would be recorded as a tax benefit from operations.

In July 2006, the FASB issued FIN 48, which clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with SFAS No. 109 and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Under FIN 48, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, FIN 48 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Company's adoption of the provisions of FIN 48 on January 1, 2007 did not have a material impact on its financial statements. The Company had not incurred any interest or penalties as of December 31, 2007 and does not anticipate any significant change within 12 months of this reporting date related to uncertain tax positions. The Company does not anticipate any events which could cause the change to these uncertainties. The Company is subject to taxation in the U.S. and various state and foreign jurisdictions, and the Company files its tax returns as prescribed by the tax laws of the jurisdictions in which it operates. The Company's federal and state taxes for the years 2003 through 2007 are subject to examination.

At December 31, 2007, the Company had net operating loss carryforwards for federal income tax purposes of approximately $81,983,000, which will begin to expire in 2020, and federal research and development credits of approximately $1,404,000, which will begin to expire in 2019. The Company also has state net operating loss carryforwards of approximately $82,800,000, which will begin to expire in 2015, and state research and development credits of approximately $648,000, which will begin to expire in 2014.

Utilization of the Company's net operating loss and tax credit carryforwards are subject to annual limitations due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. These annual limitations will result in the expiration of a portion of the net operating loss and credit carryforwards before they are fully utilized. At December 31, 2007, the Company also had approximately $16,400,000 in net operating loss carryforwards in the United Kingdom, part or all of which may not be available to reduce the Company's future taxable income in the United Kingdom should there be a change in the nature or conduct of the Company's business in the United Kingdom within the three years subsequent to the date of our acquisition of Touch Clarity.

The Company paid income taxes of $0, $144,000 and $101,000 during the years ended December 31, 2005, 2006 and 2007, respectively.

7. Preferred Stock

The Company's Board of Directors has the authority, without further action by stockholders, to issue from time to time up to 10,000,000 shares of preferred stock in one or more series. The Company's Board of Directors may designate the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms and number of

shares constituting any series or the designation of any series. At December 31, 2007, no shares of preferred stock were outstanding.

8. Convertible Preferred Stock and Stockholders' (Deficit) Equity

Convertible Preferred Stock

Prior to the IPO, the Company issued shares of convertible preferred stock. Each outstanding share of convertible preferred stock at the time of the Company's IPO in July 2006 was automatically converted into one share of common stock.

In 2005, the Company authorized and issued a total of 7,740,834 shares of Series C-1 convertible preferred stock at $5.1674 per share for gross proceeds of $40,000,000, of which a total of 1,614,405 shares were sold to Hummer Winblad Venture Partners V, L.P., a related party. One of the members of the Company's Board of Directors is a managing member of Hummer Winblad Equity Partners V, LLC, which is the general partner of Hummer Winblad Venture Partners V, L.P.

Equity Incentive Plans

In connection with the closing of the acquisition of Offermatica, the Company assumed Offermatica's 2005 Equity Incentive Plan (the "2005 Plan"). There were no outstanding stock options assumed under the 2005 Plan. At December 31, 2007, a total of 89,191 shares of common stock were available for grant under the 2005 Plan.

In connection with the closing of the acquisition of Touch Clarity, the Company assumed the Touch Clarity Limited Enterprise Management Incentives Share Option Plan 2002 (the "Touch Clarity UK Plan") and the Touch Clarity Limited 2006 U.S. Plan (the "Touch Clarity U.S. Plan"). Holders of outstanding stock options to purchase Touch Clarity common stock received Replacement Options to purchase a total of 746,234 shares of Omniture common stock. The Replacement Options will continue to be subject to the terms and conditions applicable to the Touch Clarity options in existence immediately prior to the closing of the acquisition, except that the number of shares subject to options and relative exercise prices were adjusted pursuant to the option exchange ratio provided for in the purchase agreement. These options typically vest in equal monthly installments over a one to four year period from the date of grant of the original option and expire ten years from the original grant date. The Company will not grant additional stock options under these substituted plans.

In August 1999, the Company adopted the 1999 Equity Incentive Plan (the "1999 Plan"), for which 9,315,868 shares of common stock had been reserved at December 31, 2005. On February 22, 2006, the Company's stockholders authorized an additional 2,000,000 shares of common stock available for future issuance under the 1999 Plan. The 1999 Plan allows grants of incentive and nonqualified options. Grants of incentive options must be at a price that is not less than the fair market value of the underlying common stock on the date of grant. The option prices are determined by the Company's Board of Directors. Generally, the options expire ten years from the date of grant and vest over a four-year period.

The 1999 Plan allows option holders to exercise unvested stock options at any time; however, upon termination of employment, the Company has the right to repurchase any unvested shares of common stock at the original exercise price. The Company's right of repurchase lapses as the shares vest. The consideration received from exercises of unvested stock options is recorded as a liability and is reclassified into equity as the awards vest. For purposes of determining the weighted-average common shares outstanding used in the calculation of basic and diluted net loss per share, shares issued upon the exercise of unvested stock options are not considered outstanding shares of common stock until these awards vest. During the years ended December 31, 2005, 2006 and 2007, 187,500, 363,373 and 703,029, respectively, shares of common stock subject to repurchase became vested. At December 31, 2006, this liability was approximately $208,000 relating to 918,022 unvested shares of common stock subject to repurchase. At December 31, 2007, this liability was approximately $131,000 relating to 265,240

unvested shares of common stock subject to repurchase. Shares subject to repurchase by the Company were exercised at prices ranging from $0.11 to $0.50 per share.

The Company's Board of Directors adopted the 2006 Equity Incentive Plan (the "2006 Plan") in March 2006 and the Company's stockholders approved the plan in June 2006. The 2006 Plan provides for the grant of incentive stock options to employees and subsidiary corporations' employees, and for the grant of nonqualified stock options, restricted stock, restricted stock units, stock appreciation rights and performance shares to the Company's employees, directors and consultants and subsidiary corporations' employees and consultants.

The 2006 Plan provides for annual increases in the number of shares available for issuance there under on the first day of each year equal to the lesser of:

- 5% of the outstanding shares of the Company's common stock on the last day of the preceding year; and
- 30,000,000 shares.

On January 1, 2007, the number of authorized shares of common stock available for issuance under the 2006 Plan was increased by 2,415,196 in accordance with the provisions of the 2006 Plan with respect to annual increases of the number of shares of common stock available for issuance under the 2006 Plan.

At December 31, 2007, a total of 222,823 shares of common stock were available for grant under the Company's equity incentive plans.

Employee Stock Purchase Plan

The Company's Board of Directors adopted the 2006 Employee Stock Purchase Plan (the "2006 ESPP") in March 2006 and the Company's stockholders approved the plan in June 2006. The 2006 ESPP is intended to qualify under Section 423 of the Internal Revenue Code of 1986, as amended, and provides for consecutive, non-overlapping six-month offering periods. At the end of each six-month offering period, qualified employees are entitled to purchase shares of the Company's common stock at 95% of the fair market value of the common stock at the exercise date, which is the first trading date on or after February 15 and August 15 of each year. During the year ended December 31, 2007, the Board of Directors of the Company approved an increase in the number of authorized shares of common stock available for issuance under the 2006 ESPP by 483,039 in accordance with the provisions of the 2006 ESPP. The Company issued 11,014 shares of common stock under the 2006 ESPP during the year ended December 31, 2007. At December 31, 2007, a total of 972,025 shares of common stock were reserved for future issuance under this plan.

The 2006 ESPP provides for annual increases in the number of shares available for issuance on the first day of each year equal to the lesser of:

- 1% of the outstanding shares of the Company's common stock on the first day of the year;
- 12,000,000 shares; and
- such other amount as may be determined by the Company's Board of Directors or a committee thereof.

Stock Options

In connection with the adoption of SFAS No. 123R, the Company estimates the fair value of stock option awards granted beginning January 1, 2006 using the Black-Scholes-Merton option-pricing formula and a single option award approach. The Company then amortizes the fair value of awards expected to vest on a straight-line basis over the requisite service periods of the awards, which is generally the period from the grant date to the end of the vesting period. The expected option term for options granted beginning January 1, 2006 was calculated using the simplified method described in SAB No. 107, *Share-Based Payment*. The simplified method defines the expected term as the average of the contractual term and the vesting period. Estimated volatility for the years ended

December 31, 2006 and 2007 also reflected the application of SAB No. 107 interpretive guidance and, accordingly, incorporated historical volatility of similar entities whose share prices were publicly available. The Company used the historical stock volatilities of similar entities due to the lack of sufficient historical data of the Company's stock price since its IPO in 2006. The risk-free interest rate was based on the yield curve of a zero-coupon U.S. Treasury bond on the date the stock option award was granted with a maturity equal to the expected term of the stock option award. The Company used historical data to estimate the number of future stock option forfeitures.

During the years ended December 31, 2006 and 2007, the Company recorded compensation expense related to these stock option awards totaling $1,948,000 and $12,512,000, respectively. At December 31, 2007, there was $52,486,000 of total unrecognized compensation cost related to unvested stock option awards granted subsequent to the adoption of SFAS No. 123R. This unrecognized compensation cost is equal to the fair value of awards expected to vest and will be recognized over a weighted-average period of 3.2 years.

The fair value of stock option awards granted during the years ended December 31, 2006 and 2007 was estimated at the date of grant using the Black-Scholes-Merton valuation method with the following assumptions:

	Year Ended December 31,	
	2006	2007
Expected volatility	62%-64%	43%-60%
Expected term (in years)	5.8-7.0	4.0-6.1
Risk-free interest rate	4.5%-5.1%	3.5%-4.9%
Expected dividends	—	—

The following table summarizes stock option activity under the Company's equity incentive plans for the year ended December 31, 2007:

	Number of Shares Subject to Outstanding Options	Weighted-Average Exercise Price per Share	Weighted-Average Remaining Contractual Term (in Years)	Aggregate Intrinsic Value[3] (In thousands)
Outstanding at January 1, 2007	8,628,795	$ 4.82		
Granted[1]	3,578,599	21.31		
Substituted in connection with the acquisition of Touch Clarity	746,234	0.79		
Exercised	(2,311,380)	1.56		
Canceled	(511,445)	16.48		
Outstanding at December 31, 2007	10,130,803	10.51	8.0	$230,816
Vested and expected to vest at December 31, 2007[2]	6,207,397	13.90	8.9	120,341
Exercisable at December 31, 2007	2,309,294	3.86	5.8	65,759

(1) Includes 50,000 shares subject to stock appreciation rights.

(2) Includes only options granted on or after January 1, 2006, which are subject to the provisions of SFAS No. 123R.

(3) The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying stock option awards and the closing market price of the Company's common stock at December 31, 2007.

Additional information related to stock option activity under the Company's equity incentive plans was as follows:

	Year Ended December 31, 2006	Year Ended December 31, 2007
Weighted-average, grant-date fair value of stock options granted	$ 6.51	$ 12.08[1]
Weighted-average exercise price of stock options granted	10.09	17.77[1]
Aggregate intrinsic value of stock options exercised (in thousands)[2]	10,428	48,887
Weighted-average, grant-date fair value of stock options forfeited[3]	$ 5.49	$ 11.57
Number of stock options forfeited[3]	63,701	458,998

(1) Includes the stock options substituted in connection with the acquisition of Touch Clarity that had a weighted-average fair value of $12.02 and a weighted-average exercise price of $0.79.

(2) The aggregate intrinsic value of stock options exercised is measured as the difference between the exercise price and the closing market price of the Company's common stock at the date of exercise.

(3) Includes only stock options granted on or after January 1, 2006, which are subject to the provisions of SFAS No. 123R.

During the year ended December 31, 2006, the Company also recorded stock-based compensation expense of $224,000 due to the modification and acceleration of the vesting of an employee's stock options, initially granted prior to the adoption of SFAS No. 123R, upon termination of employment.

In February 2006, the Company issued 250 shares of common stock to a consultant for services rendered. In connection with this issuance, the Company recorded $2,000 of stock-based compensation expense.

In 2002, the Company granted a non-employee consultant vested options to purchase a total of 133,333 shares of common stock that were not under the Plan. The exercise price of these options was $0.04. At December 31, 2006 and 2007, the entire 133,333 options to purchase common stock were outstanding and exercisable.

Restricted Stock Units

During the year ended December 31, 2007, the Company began granting restricted stock units. These awards generally vest over a four-year period. The following table summarizes activity during the year ended December 31, 2007 related to restricted stock units:

	Number of Shares	Weighted-Average Grant-Date Fair Value
Unvested restricted stock units at December 31, 2006	—	$ —
Granted	245,000	32.89
Vested	—	—
Forfeited	20,000	28.41
Unvested restricted stock units at December 31, 2007	225,000	$33.29

At December 31, 2007, there was $5,118,000 of total unrecognized compensation cost related to unvested restricted stock units. This unrecognized compensation cost is equal to the fair value of restricted stock units expected to vest and will be recognized over a weighted-average period of 1.8 years. The grant date fair value of restricted stock units is equal to the closing price of the Company's common stock on the date the award was granted. At December 31, 2007, there were a total of 95,000 restricted stock units subject to performance conditions tied to certain operating results of the Company that will result in forfeiture if the conditions are not realized.

Deferred Stock-based Compensation

Prior to January 1, 2006, the Company recorded deferred stock-based compensation in the amount by which the exercise price of a stock option was less than the deemed fair value of the Company's common stock at the date of grant. Because there was no public market for the Company's common stock, the Company's Board of Directors determined the fair value of the common stock based upon several factors, including, but not limited to, the Company's operating and financial performance, private sales of the Company's convertible preferred stock between third parties, and issuances of convertible preferred stock. In 2005, the Company recorded deferred stock-based compensation of $3,801,000 relating to options to purchase 2,238,673 shares of common stock granted with an exercise price less than the deemed fair value of the common stock, which is being amortized on a straight-line basis over the vesting period of the employee stock options, which is generally four years. The Company recorded stock-based compensation expense related to these stock options of $510,000, $984,000 and $952,000 for the years ended December 31, 2005, 2006 and 2007, respectively.

The Company reversed deferred stock-based compensation related to the cancellation of unvested options for terminated employees in the amount of $21,000, $114,000 and $38,000 for the years ended December 31, 2005, 2006 and 2007, respectively. At December 31, 2007, $1,182,000 of deferred stock-based compensation remained on the accompanying consolidated balance sheet.

Total stock-based compensation expense was classified as follows in the accompanying consolidated statements of operations (in thousands):

	Year Ended December 31,		
	2005	2006	2007
Cost of subscription revenues	$ 41	$ 203	$ 1,502
Cost of professional services and other revenues	6	54	430
Sales and marketing	156	993	4,982
Research and development	243	563	2,615
General and administrative	64	1,345	3,935
	$510	$3,158	$13,464

Warrants

In January 2007, a third party exercised in full a warrant to purchase 42,000 shares of common stock under cashless exercise provisions of the underlying warrant agreement resulting in the Company issuing 41,671 shares of common stock to such party.

During 2002, the Company entered into a settlement agreement related to outstanding notes payable that required the Company to issue warrants to purchase 245,495 shares of the Company's common stock. The warrants became exercisable on March 31, 2004. The fair value of the warrants of $14,730 was calculated using the Black-Scholes-Merton valuation method with the following assumptions: risk-free interest rate of 5.02%; expected volatility of 0.7%; no dividend yield; and an expected life of the warrants of ten years. The warrants have an exercise price of $0.40 per share and expire on February 26, 2012.

9. Commitments and Contingencies

Litigation Settlement

On February 28, 2006, the Company signed a settlement and patent license agreement under which it licensed all issued patents and pending patent applications owned or controlled by NetRatings, and NetRatings agreed to release all claims covered by a patent infringement lawsuit that it brought against the Company in May 2005. In return, the Company agreed to make periodic payments to NetRatings totaling $10,000,000 over the period from

the signing date of the agreement through December 2007. In accordance with the agreement, the Company was also required to make an additional $4,000,000 payment to NetRatings upon the completion of its IPO in July 2006.

In conjunction with the settlement and patent license agreement, the Company recorded $8,800,000 in intangible assets, net, on the accompanying consolidated balance sheets, which represents the estimated future benefit the Company expects to obtain from the licenses granted under the agreement. The Company is amortizing this asset ratably to cost of subscription revenues through 2012, which represents the remaining lives of the primary patents.

In the event it acquires certain specified companies, the Company may be required to make additional license payments to NetRatings based on the Web analytics revenues of the acquired company. During 2007, the Company elected to make license payments to NetRatings totaling $772,000, relating to the acquisitions of Instadia and Touch Clarity. In addition, the Company has elected to make a license payment relating to the acquisition of Offermatica of approximately $879,000 (see Note 2).

Leases

The Company leases certain equipment under capital leases. These capital leases generally contain a discounted buyout option at the end of the initial lease terms, which range between 36 and 60 months and mature at various dates through 2010.

Amortization expense is computed using the straight-line method over the shorter of the estimated useful life or term of each lease and is allocated between cost of revenues, research and development, sales and marketing and general and administrative expense in the consolidated statements of operations. Accumulated amortization is included in property and equipment, net, on the consolidated balance sheets.

Property and equipment capitalized under capital lease obligations were as follows (in thousands):

	December 31, 2006	December 31, 2007
Gross	$ 293	$ 925
Less: accumulated amortization	(219)	(389)
Net carrying amount	$ 74	$ 536

The future minimum lease payments under noncancellable capital and operating leases at December 31, 2007 were as follows (in thousands):

Year Ending December 31,	Capital Leases	Operating Leases
2008	$ 279	$ 6,627
2009	153	6,285
2010	28	4,441
2011	—	443
Thereafter	—	—
Total minimum lease payments	460	$17,796
Less: imputed interest	(41)	
Present value of minimum lease payments	419	
Less: current portion	(246)	
Capital lease obligations, less current portion	$ 173	

Rent expense for the years ended December 31, 2005, 2006 and 2007 was $1,102,000, $1,742,000 and $2,760,000, respectively.

Operating lease payments primarily relate to operating leases for computer equipment and the Company's lease of its principal offices in Orem, Utah, which terminates in March 2011. The Company has also entered into leases for office space in various international locations.

During the year ended December 31, 2007, the Company leased equipment under operating leases with total future minimum lease payments of $10,946,000. Each lease has a thirty-six month initial term. At the end of the initial lease term, the Company generally has the option to either: (1) return the equipment to the lessor, (2) purchase the equipment for its fair market value at that date or (3) renew the lease for a stated number of months. As a condition of one of these lease agreements, the Company must not allow its cash balance to fall below $10,000,000 as long as this agreement is in force. Failure to maintain a minimum of $10,000,000 in cash would constitute an event of default as defined in the lease agreement.

Indemnification

The Company has also agreed to indemnify its directors and executive officers for costs associated with any fees, expenses, judgments, fines and settlement amounts incurred by them in any action or proceeding to which any of them is, or is threatened to be, made a party by reason of his or her service as a director or officer, including any action by the Company, arising out of his or her services as the Company's director or officer or his or her services provided to any other company or enterprise at the Company's request. Historically, the Company has not been required to make payments under these obligations and the Company has recorded no liabilities for these obligations in its consolidated balance sheets.

Warranties

The Company typically warrants its on-demand online business optimization services to perform in a manner consistent with general industry standards that are reasonably applicable under normal use and circumstances. Historically, the Company has not been required to make payments under these obligations, and the Company has recorded no liabilities for these obligations in its consolidated balance sheets.

The Company's warranty arrangements generally include certain provisions for indemnifying customers against liabilities if its services infringe a third party's intellectual property rights.

The Company has entered into service level agreements with a small number of its customers warranting certain levels of uptime reliability and permitting those customers to receive credits or terminate their agreements in the event that the Company fails to meet those levels. To date, amounts credited to customers pursuant to these agreements have been immaterial and the Company has recorded no liabilities for these obligations in its consolidated balance sheets.

Other Legal Matters

The Company is and may become involved in various other legal proceedings arising from the normal course of its business activities. Management does not believe the ultimate disposition of these matters to have a material adverse impact on the Company's consolidated results of operations, cash flows or financial position. However, litigation is inherently unpredictable, and depending on the nature and timing of these proceedings, an unfavorable resolution could materially affect the Company's future consolidated results of operations, cash flows or financial position in a particular period.

10. Retirement Plan

The Company offers a 401(k) plan to its employees. The Company matches 50% of each employee's contributions up to a maximum of 3% of the employee's base salary, bonuses and commissions. The Company made matching contributions of $274,000, $460,000 and $1,173,000 during the years ended December 31, 2005, 2006 and 2007, respectively.

11. Subsequent Events

Acquisition of Visual Sciences, Inc.

On October 25, 2007, the Company entered into a definitive agreement to acquire all of the outstanding voting stock of Visual Sciences, Inc. ("Visual Sciences"), a provider of on-demand Web analytics applications. The acquisition, which closed on January 17, 2008, was accounted for under the purchase method of accounting. The Company purchased Visual Sciences to acquire its existing customer base, key personnel and technology. No results of operations of Visual Sciences are included in the Company's results of operations for the year ended December 31, 2007.

The preliminary aggregate purchase price was approximately $437,548,000, which consisted of (1) the issuance of 10,274,000 shares of the Company's common stock upon closing of the acquisition, valued at approximately $354,635,000, net of issuance costs, (2) cash consideration of approximately $50,110,000 paid upon closing of the acquisition, (3) the fair value of assumed Visual Sciences stock options, (4) acquisition-related costs, (5) restructuring charges and (6) a $2,250,000 license payment to NetRatings in accordance with the Settlement and Patent Cross-License Agreement entered into by Visual Sciences with NetRatings in August 2007. The Company has not yet made a final determination of certain components of the Visual Sciences purchase price. Accordingly, the aggregate purchase price is still preliminary and subject to further adjustment as additional information becomes available to the Company. There can be no assurance that the final determination will not result in material changes from these preliminary amounts.

Under the terms of the acquisition, each outstanding share of Visual Sciences capital stock was converted into 0.49 of a share of the Company's common stock and $2.39 in cash. In connection with the acquisition, options to purchase Visual Sciences common stock outstanding at the time of closing were assumed by the Company and converted into options to purchase shares of Omniture common stock, based on an option exchange ratio pursuant to the terms of the definitive agreement. On February 1, 2008, the Company filed a registration statement on Form S-8 to register the shares of common stock issued upon the exercise of the assumed Visual Sciences options that are eligible to be registered on Form S-8. The Company also issued approximately 99,000 shares of its common stock in exchange for unvested Visual Sciences restricted stock awards that remain subject to forfeiture based on the original vesting schedule applicable to such awards. The Company will be required to pay up to an additional approximately $483,000 in cash consideration as these restricted stock awards become vested.

The fair value of Visual Sciences stock options assumed was estimated using the Black-Scholes-Merton option pricing model with market assumptions. Option pricing models require the use of highly subjective market assumptions, including expected stock price volatility, which if changed can materially affect fair value estimates. The more significant assumptions used in estimating the fair value of these stock options include expected volatility of 56%, expected option term of between 0.1 years and 4.7 years based on the age of the original award and a risk-free interest rate of between 2.4% and 3.0%.

12. Quarterly Results of Operations (Unaudited)

Selected summarized quarterly financial information for fiscal 2006 and 2007 is as follows:

	Quarter Ended							
	Mar. 31, 2006	June 30, 2006	Sept. 30, 2006	Dec. 31, 2006	Mar. 31, 2007[1]	June 30, 2007[1]	Sept. 30, 2007[1]	Dec. 31, 2007[1][2]
	(In thousands, except per share data)							
Total revenues	$16,436	$18,824	$21,028	$23,461	$29,153	$33,479	$37,382	$43,113
Gross profit	9,658	11,263	12,529	14,473	18,415	20,730	23,549	27,069
Net loss	(3,406)	(2,283)	(1,273)	(763)	(2,446)	(4,056)	(1,100)	(1,827)
Net loss per share, basic and diluted	$ (0.24)	$ (0.16)	$ (0.03)	$ (0.02)	$ (0.05)	$ (0.08)	$ (0.02)	$ (0.03)
Weighted-average number of shares, basic and diluted	13,968	14,168	45,850[4]	47,340	47,753	49,791	57,874[3]	59,421

(1) The quarterly financial information for these periods includes the results of operations of Instadia and Touch Clarity from the date of each acquisition.

(2) The quarterly financial information for this period includes the results of operations of Offermatica from the date of acquisition.

(3) The weighted-average number of shares increased in the third quarter of 2007, primarily due to the Company's completion of the June 2007 Offering in which the Company sold and issued 8,376,250 shares of its common stock at an issuance price of $18.15 per share.

(4) The weighted-average number of shares increased in the third quarter of 2006, primarily due to the Company's IPO in July 2006 in which the Company issued 10,305,000 shares of common stock. In addition, upon the initial closing of the IPO, all shares of convertible preferred stock outstanding automatically converted into 21,816,387 shares of common stock.

OMNITURE®

550 East Timpanogos Circle
Orem, Utah 84097
www.omniture.com

April 16, 2008

Dear Stockholder:

I am pleased to invite you to attend the 2008 Annual Meeting of Stockholders of Omniture, Inc. to be held on Wednesday, May 14, 2008, at 10:00 a.m., local time, at Sundance Resort, North Fork, Provo Canyon, Sundance, Utah 84604.

Details regarding admission to the Annual Meeting and the business to be conducted are more fully described in the accompanying Notice of Annual Meeting and Proxy Statement. Included with the Proxy Statement is a copy of our 2007 Annual Report.

Your vote is important. Whether or not you plan to attend the Annual Meeting, please vote as soon as possible by completing and returning the enclosed proxy card in the postage pre-paid envelope provided to ensure your shares will be represented. Your vote by written proxy will ensure your representation at the Annual Meeting regardless of whether or not you attend in person.

Thank you for your ongoing support of and continued interest in Omniture. We look forward to seeing you at our Annual Meeting.

Sincerely,

Joshua G. James
President and
Chief Executive Officer

OMNITURE®

550 East Timpanogos Circle
Orem, Utah 84097
www.omniture.com

NOTICE OF 2008 ANNUAL MEETING OF STOCKHOLDERS OF OMNITURE, INC.

TO STOCKHOLDERS OF OMNITURE, INC.:

NOTICE IS HEREBY GIVEN that the 2008 Annual Meeting of Stockholders of Omniture, Inc. will be held on Wednesday, May 14, 2008, at 10:00 a.m., local time, at Sundance Resort, North Fork, Provo Canyon, Sundance, Utah 84604, for the following purposes:

1. To elect two Class II directors to the Board of Directors, each to serve a term of three years;
2. To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the current fiscal year ending December 31, 2008; and
3. To transact such other business as may properly come before the meeting or at any and all adjournments or postponements thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice. We are not aware of any other business to come before the meeting.

The meeting will begin promptly at 10:00 a.m., local time, and check-in will begin at 9:30 a.m., local time. Only stockholders of record at the close of business on April 2, 2008, or their valid proxies are entitled to vote at the meeting and any and all adjournments or postponements thereof. If you are not a stockholder of record but hold shares through a broker, trustee or nominee (*that is*, in street name), you will be required to provide proof of beneficial ownership as of the record date, such as your most recent account statement prior to April 2, 2008, a copy of the voting instruction card provided by your broker, trustee or nominee, or similar evidence of ownership.

A complete list of the stockholders entitled to vote at the meeting will be available and open to the examination of any stockholder for any purpose germane to the meeting for a period of at least 10 days prior to the meeting during normal business hours at our corporate headquarters at 550 East Timpanogos Circle, Orem, Utah 84097.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be Held on May 14, 2008. The Notice of 2008 Annual Meeting of Stockholders, proxy statement, proxy card, and our annual report for the fiscal year ended December 31, 2007 are available at http://www.omtr.com.

Your vote is very important. Even if you plan to attend the meeting in person, we encourage you to read the Proxy Statement and submit your proxy to ensure that your shares will be represented at the meeting if for any reason you are unable to attend. If you do attend the meeting and wish to vote in person, you may withdraw your proxy at that time and vote in person. You may submit your proxy for the meeting by completing, signing, dating and returning your proxy or voting instruction card in the postage pre-paid envelope provided.

By Order of the Board of Directors,

Shawn J. Lindquist

Shawn J. Lindquist
Chief Legal Officer, Senior Vice President and Secretary

Orem, Utah
April 16, 2008

YOUR VOTE IS IMPORTANT!
WHETHER YOU OWN ONE SHARE OR MANY, YOUR PROMPT COOPERATION IN VOTING YOUR PROXY IS GREATLY APPRECIATED.

TABLE OF CONTENTS

OMNITURE®

550 East Timpanogos Circle
Orem, Utah 84097
www.omniture.com

THE OMNITURE 2008 ANNUAL MEETING OF STOCKHOLDERS PROXY STATEMENT

General Information

The Board of Directors of Omniture, Inc., a Delaware corporation, is soliciting the enclosed proxy from you. The proxy will be used at our 2008 Annual Meeting of Stockholders to be held on Wednesday, May 14, 2008 at 10:00 a.m., local time, and for any adjournments or postponements of the meeting. The meeting will be held at Sundance Resort, North Fork, Provo Canyon, Sundance, Utah 84604. Our Annual Report to Stockholders for the fiscal year ended December 31, 2007, or fiscal 2007, including our financial statements for fiscal 2007, is also enclosed with this proxy statement.

We use several abbreviations in this proxy statement. All references in this proxy statement to *"we," "us," "our," "Omniture"* or *"the Company"* shall mean Omniture, Inc. The term *"proxy materials"* includes this proxy statement, as well as the enclosed proxy card, the Notice of 2008 Annual Meeting of Stockholders and our annual report for the fiscal year ended December 31, 2007, filed with the Securities and Exchange Commission on or about April 16, 2008. The term *"meeting"* or *"annual meeting"* means our 2008 Annual Meeting of Stockholders, except where the context provides otherwise. The term *"record date"* means April 2, 2008.

This proxy statement contains important information for you to consider when deciding how to vote on the matters brought before the annual meeting. Please read it carefully. These proxy materials are first being mailed on or about April 16, 2008.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND PROCEDURAL MATTERS

Why I am receiving these proxy materials?

The Board of Directors of Omniture, Inc. is providing you with proxy materials in connection with the solicitation of proxies for use at Omniture's 2008 Annual Meeting of Stockholders to be held on Wednesday, May 14, 2008 at 10:00 a.m., local time, and any adjournments or postponements of the meeting. The meeting will be held at Sundance Resort, North Fork, Provo Canyon, Sundance, Utah 84604, for the purpose of considering and acting on the matters set forth in this proxy statement. As a stockholder, you are invited to attend the meeting and are requested to vote on the items of business described in this proxy statement.

What should I do if I receive more than one set of proxy materials?

You may receive more than one set of proxy materials. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a stockholder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive to ensure that all of your shares are voted at the annual meeting.

What is the record date for purposes of the annual meeting?

Our Board of Directors has set April 2, 2008 as the record date for the meeting.

Are proxy materials available on the Internet?

Yes. You may access the Notice of 2008 Annual Meeting of Stockholders, proxy statement, proxy card, and our annual report for the fiscal year ended December 31, 2007 at http://www.omtr.com.

What is the purpose of the annual meeting?

At the meeting, stockholders of record as of the record date will act upon the items of business outlined in the Notice of 2008 Annual Meeting of Stockholders of Omniture, Inc. (found on the cover page of this proxy statement), each of which are described more fully below. In addition, management will report on the historical performance of the Company and respond to questions from stockholders.

Who is entitled to attend the meeting?

Only stockholders of record as of the close of business on April 2, 2008, the record date, are entitled to participate in the meeting. You should be prepared to present photo identification for admittance. Each stockholder may bring one guest to the meeting if there is space available.

Please note that if you are not a stockholder of record but hold shares through a broker, trustee or nominee (*that is*, in "street name"), you will need to provide proof of beneficial ownership as of the record date, such as your most recent brokerage account statement prior to April 2, 2008, a copy of the voting instruction card provided by your broker, trustee or nominee, or similar evidence of ownership. If you do not provide photo identification or comply with the other procedures outlined above upon request, you will not be admitted to the annual meeting.

The meeting will begin promptly at 10:00 a.m., local time. Check-in will begin at 9:30 a.m., local time.

Who is entitled to vote and how many votes do I have?

Only stockholders of record at the close of business on the record date are entitled to vote at the meeting. Each holder of our common stock will be entitled to one vote for each share of our common stock owned as of the record date. As of the record date, there were 71,834,716 shares of our common stock outstanding and entitled to vote, and there were approximately 337 stockholders of record, including the Depository Trust Company, which holds shares of our common stock on behalf of an indeterminate number of beneficial owners. We do not have any outstanding shares of preferred stock.

What items of business will be voted on at the meeting?

The items of business scheduled to be voted on by stockholders at the meeting are as follows:

1. The election of two Class II directors to the Board of Directors, each to serve a term of three years;
2. The ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the current fiscal year ending December 31, 2008; and
3. To transact such other business as may properly come before the meeting or at any and all adjournments or postponements thereof.

These proposals are described more fully below. As of the date of this proxy statement, the only business that our Board of Directors intends to present or knows that others will present at the meeting is as set forth in this proxy statement.

If any other matters are properly presented at the meeting, it is the intention of the persons who hold proxies to vote the shares they represent in accordance with their best judgment.

How does the Board of Directors recommend that I vote on the proposals?

Our Board of Directors recommends that you vote (1) **"FOR"** both of the nominees to serve as Class II directors and (2) **"FOR"** the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the current fiscal year ending December 31, 2008.

What is the voting requirement to approve each of the proposals?

Election of Directors. The two director nominees receiving the highest number of affirmative "FOR" votes at the meeting (a plurality of votes cast) will be elected to serve as Class II directors.

All Other Items. For each of the other items of business, the affirmative "FOR" vote of a majority of the shares represented in person or by proxy and entitled to vote on the item will be required for approval.

What constitutes a "quorum" for the annual meeting?

At least a majority of the shares of our common stock outstanding as of the record date must be present at the meeting in person or by proxy in order to hold the meeting and conduct business. This is called a quorum.

Your shares are counted as present at the meeting if you are either present and vote in person at the meeting or have properly submitted a proxy. Abstentions, broker non-votes and votes withheld from director nominees are considered as shares present at the meeting for the purposes of determining a quorum. If sufficient votes to constitute a quorum are not received by the date of the meeting, the persons named as proxies may propose one or more adjournments of the meeting to

permit further solicitation of proxies. Adjournment would require the affirmative vote of the holders of a majority of the outstanding shares of Omniture common stock present in person or represented by proxy at the meeting. The persons named as proxies would generally exercise their authority to vote in favor of adjournment.

How are votes counted?

With respect to the election of directors, you may vote "FOR" all of the nominees or you may elect to have your vote "WITHHELD" with respect to one or more of the nominees. Votes that are withheld will be excluded entirely and will have no effect in the election of directors. Similarly, if you hold your shares in street name and you do not vote or instruct the broker how to vote the shares, or your broker does not have discretionary authority to vote in the election of directors, your shares will have no effect in the election of directors.

With respect to other proposals, you may vote "FOR," "AGAINST" or "ABSTAIN." If you abstain from voting, it will have the same effect as a vote against the proposal. If you hold your shares in street name and you do not vote or instruct the broker how to vote the shares, or your broker does not have discretionary authority to vote, your shares will not be counted in the tally of the number of shares cast on the proposal and therefore may have the effect of reducing the number of shares needed to approve the proposal.

If you provide specific instructions with regard to certain items, your shares will be voted as you instruct on such items. However, if you sign your proxy card or voting instruction card without giving specific instructions on voting, your shares will be voted in accordance with the recommendations of our Board of Directors. In other words, your shares will be voted "FOR" both of the director nominees, "FOR" ratification of the independent registered public accounting firm and in the discretion of the proxy holders on any other matters that properly come before the meeting.

What is a "broker non-vote"?

Under the rules that govern brokers who have record ownership of shares that are held in street name for their clients, who are the beneficial owners of the shares, brokers have the discretion to vote such shares on *routine matters* (such as election of directors and ratification of the appointment of the independent registered public accounting firm), but not on *non-routine* matters. Thus, if you do not otherwise instruct your broker, the broker may turn in a proxy card voting your shares "FOR," "WITHHOLD" or "AGAINST" routine matters but will not vote on non-routine matters. A *"broker non-vote"* occurs when a broker expressly instructs on a proxy card that it is not voting on a matter, whether routine or non-routine.

Broker non-votes will be counted for the purpose of determining the presence or absence of a quorum for the transaction of business, but they will not be counted in tabulating the voting result for any particular proposal.

How are abstentions counted?

Because no definitive statutory or case law authority exists in Delaware as to the proper treatment of abstentions, if you return a proxy card that indicates an abstention from voting in all matters, the shares represented will be counted for the purpose of determining both the presence of a quorum and the total number of votes cast with respect to

a proposal (other than the election of directors), but they will not be voted on any matter at the meeting. In the absence of controlling precedent to the contrary, we intend to treat abstentions in this manner. Accordingly, abstentions will have the same effect as a vote *"AGAINST"* a proposal.

What is the difference between holding shares as a stockholder of record and as a beneficial owner?

Many Omniture stockholders hold their shares through a broker or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Stockholders of Record. If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, or AST, or, in the case of unvested restricted stock awards, with us directly, you are considered, with respect to those shares, the stockholder of record, and these proxy materials are being sent directly to you by us. As the stockholder of record, you have the right to grant your voting proxy directly to the Company or to vote in person at the meeting. We have enclosed or sent a proxy card for you to use.

Beneficial Owner. If your shares are held through a broker, bank or other nominee (for example, in a brokerage account), you are considered the beneficial owner of those shares held in "street name," and these proxy materials are being forwarded to you by your broker, trustee or nominee, together with a voting instruction card. As the beneficial owner, you have the right to direct your broker, trustee or nominee how to vote. You are also invited to attend the annual meeting. Please note that since a beneficial owner is not the stockholder of record, you may not vote these shares in person at the meeting unless you obtain a "legal proxy" from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your shares.

How can I vote my shares without attending the annual meeting?

Whether you hold shares directly as the stockholder of record or beneficially in street name, you may direct how your shares are voted without attending the meeting. If you are a stockholder of record, you may vote by submitting a proxy — by completing, signing and dating the proxy card and mailing it in the accompanying pre-addressed envelope. If you hold shares beneficially in street name, you may vote by submitting voting instructions to your broker, trustee or nominee — by completing, signing and dating the voting instruction card provided and mailing it in the accompanying pre-addressed envelope.

For additional directions on how to vote, please refer to the instructions below and those included on your proxy card or, for shares held beneficially in street name, the voting instruction card provided by your broker, trustee or nominee.

How can I vote my shares in person at the annual meeting?

Shares held in your name as the stockholder of record may be voted in person at the meeting. Shares held beneficially in street name may be voted in person only if you obtain a legal proxy from the broker,

trustee or nominee that holds your shares giving you the right to vote the shares.

Even if you plan to attend the annual meeting, we recommend that you also submit your proxy card or voting instructions as described above so that your vote will be counted if you later decide not to attend the meeting.

If I sign a proxy card or voting instruction card, how will it be voted?

Whichever method you select to transmit your instructions, the proxy holders or your broker, bank or nominee will vote your shares in accordance with those instructions.

If you return a proxy card or voting instruction card or grant a proxy without giving specific voting instructions for a proposal, your shares will be voted as recommended by our Board of Directors on that proposal.

If you are the beneficial owner of shares held in street name and do not return the voting instruction card or provide instructions using the Internet or telephone voting systems, if available, your broker, bank or other nominee will determine if it has the discretionary authority to vote on the particular matter. Under applicable rules, brokers have the discretion to vote on routine matters, such as the uncontested election of directors and the ratification of the selection of the independent registered public accounting firm, but do not have discretion to vote on non-routine matters.

Can I change or revoke my vote after I return a proxy card or voting instruction card?

You may change or revoke your vote prior to the close of voting at the meeting.

If you are the stockholder of record, you may revoke your proxy or change your vote by:

- delivering to the Corporate Secretary of Omniture, prior to your shares being voted at the meeting, a written notice of revocation or a duly executed proxy card, in either case dated later than the prior proxy card relating to the same shares (such written notice should be hand delivered to Omniture's Corporate Secretary or should be sent so as to be delivered to Omniture, Inc., 550 East Timpanogos Circle, Orem, Utah 84097, *Attn: Corporate Secretary*); or
- attending the meeting and voting in person.

If you are the beneficial owner of shares held in street name, you may change your vote by:

- submitting new voting instructions to your broker, bank or other nominee in a timely manner; or
- attending the meeting and voting in person if you have obtained a legal proxy from the broker, bank or nominee that holds your shares giving you the right to vote the shares.

Who will serve as inspector of election at the annual meeting?

We expect a representative of AST to tabulate the votes and act as inspector of election at the meeting.

Who can help answer my questions?

If you would like additional copies of this proxy statement, or if you have any questions about the meeting or how to vote or revoke your proxy, you should contact by letter or phone:

The Altman Group, Inc.
1200 Wall Street West
3rd Floor
Lyndhurst, NJ 07071
1-800-217-0538

Who is soliciting my vote and who will bear the costs of this solicitation?

Omniture is making this solicitation and will pay the entire cost of preparing, assembling, printing, mailing and distributing these proxy materials and soliciting votes. In addition to this solicitation by mail, the solicitation of proxies or votes may be made in person, by telephone or by electronic communication by members of our Board of Directors, our officers and other employees, who will not receive any additional compensation for assisting in the solicitation. We have also engaged the Altman Group, Inc., or Altman, to assist us in the distribution of proxy materials and the solicitation of votes described above. We will pay Altman a fee of approximately $3,500, plus customary costs and expenses for these services. We estimate that our total expenditures in connection with this proxy solicitation will be $20,000. Upon request, we will also reimburse brokerage houses and other custodians, nominees, and fiduciaries for forwarding proxy solicitation materials to the beneficial owners of our common stock.

Where can I find the voting results of the meeting?

We intend to announce preliminary voting results at the meeting and publish final results in our quarterly report on Form 10-Q for the second quarter ending on June 30, 2008.

What is the deadline to propose actions for consideration at next year's annual meeting of stockholders?

You may submit proposals for consideration at future stockholder meetings. For a stockholder proposal to be considered for inclusion in our proxy statement for next year's annual meeting, the written proposal must be received by our Corporate Secretary at our principal executive offices no later than December 17, 2008. Such proposals also must comply with the requirements of Rule 14a-8 of the Securities Exchange Act of 1934, as amended, and any other applicable rules established by the U.S. Securities and Exchange Commission, or SEC. Proposals should be directed to our Corporate Secretary at the address of our principal executive offices set forth below.

For a stockholder proposal to be considered at next year's annual meeting that is not intended to be included in Omniture's proxy statement in accordance with Rule 14a-8, the stockholder must provide the information required by our bylaws and give timely notice to our Corporate Secretary in accordance with our bylaws, which, in general, require that the notice be received by our Corporate Secretary not later than the close of business on December 17, 2008.

If the date of the next annual meeting of stockholders to be held in 2009 is moved more than 30 days before or after the anniversary of this annual meeting, then notice of a stockholder proposal that is not intended to be included in Omniture's proxy statement under

Rule 14a-8 for such future meeting must be received no later than the close of business on the later of the following two dates:

- 120 days in advance of the 2009 annual meeting; and
- 10 calendar days after public announcement of the meeting date.

How may I recommend or nominate individuals to serve as directors?

You may propose director candidates for consideration by the Nominating and Governance Committee of our Board of Directors. Any such recommendations should include the nominee's name and qualifications for Board membership and should be directed to the Corporate Secretary at the address of our principal executive offices set forth below.

In addition, our bylaws permit stockholders to nominate directors for election at an annual meeting of stockholders. To nominate a director, the stockholder must, among other requirements set forth in our Corporate Governance Guidelines, a copy of which is located on our Web site, deliver the information required by our bylaws and a statement by the nominee consenting to being named as a nominee and serving as a director, if elected, and acknowledging that he or she will owe a fiduciary obligation to Omniture and its stockholders.

What is the deadline to propose or nominate individuals to serve as directors?

A stockholder may send a proposed director candidate's name and information to our Board of Directors at anytime. Generally, such proposed candidates are considered at the Board meeting prior to the annual meeting.

To nominate an individual for election at an annual meeting of stockholders, the stockholder must give timely notice in writing to our Corporate Secretary in accordance with our bylaws, which, in general, require that the notice be received in writing by the Corporate Secretary by close of business on December 17, 2008, unless the annual meeting is changed by more than 30 days from the anniversary of the prior year's annual meeting, in which case the deadline will be the later of the following two dates:

- 120 days in advance of the 2009 annual meeting; and
- 10 calendar days after public announcement of the meeting date.

How may I obtain a copy of Omniture's bylaw provisions regarding stockholder proposals and director nominations?

You may contact our Corporate Secretary at our principal executive offices for a copy of the relevant bylaw provisions regarding the requirements for making stockholder proposals and nominating director candidates. Our bylaws are also available at http://www.omtr.com.

Where are Omniture's principal executive offices?

Our principal executive offices are located at 550 East Timpanogos Circle, Orem, Utah 84097. Our telephone number is (801) 722-7000.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information concerning the beneficial ownership of our common stock of:

- each person who we know beneficially owns more than 5% of our common stock;
- each of our directors;
- each of our named executive officers; and
- all current directors and executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated in the footnotes below, we believe, based on information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 71,834,716 shares of common stock outstanding at March 31, 2008. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares of common stock subject to options held by the person that are currently exercisable or exercisable within 60 days of March 31, 2008 (which is May 30, 2008). We did not deem such shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Omniture, Inc., 550 East Timpanogos Circle, Orem, Utah 84097.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (#)(1)	Percentage of Common Stock Outstanding (%)
5% Stockholders:		
FMR LLC(2)	10,456,138	14.6
Directors and Executive Officers:		
Joshua G. James(3)	3,915,287	5.4
Michael S. Herring(4)	330,726	*
Brett M. Error(5)	797,193	1.1
Christopher C. Harrington(6)	203,910	*
John F. Mellor(7)	126,717	*
D. Fraser Bullock(8)	426,373	*
Gregory S. Butterfield(9)	69,250	*
Dana L. Evan(10)	121,000	*
Mark P. Gorenberg(11)	2,086,041	2.9
Rory T. O'Driscoll(12)	1,900,953	2.7
John R. Pestana(13)	1,397,999	2.0
All directors and executive officers as a group (11 persons)(14)	11,375,449	15.5

* Less than 1%.

(1) The information provided in this table is based on our records, information supplied to us by our executive officers, directors and principal stockholders and information contained in Schedules 13D and 13G filed with the Securities and Exchange Commission.

(2) The address of FMR LLC is 82 Devonshire Street, Boston, MA 02109. Beneficial ownership is based solely upon a Schedule 13G/A filed with the SEC on February 14, 2008 by FMR LLC reporting holdings of Omniture, Inc. combined with beneficial ownership reported on a Schedule 13G/A filed by FMR LLC with the SEC on February 14, 2008 reporting holdings of Visual Sciences, Inc. ("***Visual Sciences***"), as adjusted to

reflect that each outstanding share of Visual Sciences' common stock would now be equal to 0.49 of a share of Omniture common stock pursuant to the terms of that Agreement and Plan of Reorganization, dated as of October 25, 2007, by and among Visual Sciences, Omniture and Voyager Acquisition Corp.

(3) Includes 1,172,500 shares that are directly owned by Mr. James; 2,293,333 shares that are directly owned by Cocolalla, LLC; 449,454 shares issuable upon exercise of employee stock options held by Mr. James that are exercisable within 60 days of March 31, 2008.

(4) Includes 284,620 shares that are directly owned by Mr. Herring, 283,969 of which are subject to vesting and a lapsing right of repurchase in our favor upon Mr. Herring's cessation of service on the date 60 days from March 31, 2008; 44,676 shares issuable upon exercise of options held by Mr. Herring that are exercisable within 60 days of March 31, 2008; and 1,430 shares held by Mr. Herring's minor sons.

(5) Includes 260,000 shares that are directly owned by Mr. Error and 537,193 shares issuable upon exercise of options held by Mr. Error that are exercisable within 60 days of March 31, 2008, of which 250,000 shares, if these options are exercised in full, will be subject to vesting and a lapsing right of repurchase in our favor upon Mr. Error's cessation of service on the date 60 days from March 31, 2008.

(6) Represents 203,910 shares issuable upon exercise of options held by Mr. Harrington that are exercisable within 60 days of March 31, 2008, of which 125,000 shares, if these options are exercised in full, will be subject to vesting and a lapsing right of repurchase in our favor upon Mr. Harrington's cessation of service on the date 60 days from March 31, 2008.

(7) Includes 74,634 shares that are directly owned by Mr. Mellor and 52,083 shares issuable upon exercise of options held by Mr. Mellor that are exercisable within 60 days of March 31, 2008, of which 37,500 shares, if these options are exercised in full, will be subject to vesting and a lapsing right of repurchase in our favor upon Mr. Mellor's cessation of service.

(8) Includes 108,500 shares issuable upon exercise of an option held by Mr. Bullock that is exercisable within 60 days of March 31, 2008 and 317,873 shares held by Jennifer Bullock, Mr. Bullock's spouse.

(9) Represents 69,250 shares issuable upon exercise of an option and a stock appreciation right held by Mr. Butterfield that are exercisable within 60 days of March 31, 2008.

(10) Includes 7,500 shares that are directly owned by Ms. Evan and 113,500 shares issuable upon exercise of an option and a stock appreciation right held by Ms. Evan that are exercisable within 60 days of March 31, 2008.

(11) Includes 154,983 shares directly owned by Mr. Gorenberg. Also includes 1,931,058 shares that are directly owned by Hummer Winblad Venture Partners V, L.P. *("**HWVP V**")*. The address of HWVP V is 1 Lombard Street, San Francisco, California 94111. Hummer Winblad Equity Partners V, L.L.C. *("**HWEP V**")*, the general partner of HWVP V, may be deemed to have sole power to vote and dispose of the shares that are directly owned by HWVP V, and John Hummer, Ann L. Winblad, Mr. Gorenberg, Mitchell Kertzman and Douglas Hickey, the managing members of HWEP V, may be deemed to have shared power to vote and dispose of such shares. Mr. Gorenberg disclaims beneficial ownership in the shares held by HWVP V, except to the extent of his pecuniary interest therein.

(12) Represents the shares held by Scale Venture Partners II, L.P. *("**SVP**")*. The address of SVP is 950 Tower Lane, Suite 700, Foster City, California 94404. The voting and disposition of these shares held by SVP is determined by a two-thirds-in-interest of the six managing members of Scale Venture Management II, LLC, its general partner. Rory T. O'Driscoll is a managing member of Scale Venture Management II, LLC and, as such, has a pecuniary interest in a portion of the shares held by SVP. Mr. O'Driscoll disclaims beneficial ownership of the shares held by SVP, except to the extent of his proportionate pecuniary interest therein.

(13) Includes 648,521 shares that are directly owned by Mr. Pestana and 20,312 shares issuable upon the exercise of options that are exercisable within 60 days of March 31, 2008. Also includes 264,583 shares that are directly owned by Erutinmo, LLC. Mr. Pestana, a member of our Board of Directors, is the managing member of Erutinmo, LLC and he has sole power to vote and dispose of the shares that are directly owned by Erutinmo,

LLC. Also includes 464,583 shares that are directly owned by the SSWRTW Trust. Mr. Pestana is the Trustee of the SSWRTW Trust, and he has sole power to vote and dispose of the shares that are directly owned by the SSWRTW Trust.

(14) Includes 283,969 shares issued pursuant to the exercise of an option held by Mr. Herring, that are subject to vesting and a lapsing right of repurchase in our favor upon Mr. Herring's cessation of service. Also includes 1,598,878 shares issuable upon the exercise of options or stock appreciation rights held by our executive officers and directors that are exercisable within 60 days of March 31, 2008, of which 412,500 shares will be subject to vesting and a lapsing right of repurchase in our favor upon our executive officers' cessation of service on the date 60 days from March 31, 2008.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors, executive officers and persons who beneficially own more than 10% of our common stock to file with the SEC initial reports of beneficial ownership on Form 3 and reports of changes in beneficial ownership of our common stock and other equity securities of Omniture on Form 4 or Form 5. Such directors, executive officers and 10% stockholders are also required by SEC rules to furnish us with copies of all Section 16(a) forms they file. Based solely on our review of the copies of such forms we received, we believe that, during the fiscal year ended December 31, 2007, all Section 16(a) filing requirements applicable to our directors, executive officers and 10% stockholders were satisfied, except with respect to one late Form 4 filing by Dana L. Evan on September 19, 2007 to report the purchase of 20,000 shares of our common stock pursuant to the exercise of a stock option and the sale of 25,000 shares of our common stock occurring on September 13, 2007 and one late Form 4 filing by Brett M. Error on November 15, 2007 to report the purchase of 65,000 shares of our common stock pursuant to the exercise of a stock option on November 8, 2007.

Our Insider Trading Policy permits directors, officers and other employees covered under the policy to establish, subject to certain conditions and limitations set forth in the policy, written trading plans that are intended to comply with Rule 10b5-1 under the Securities Exchange Act, which permit automatic trading of common stock of Omniture, Inc. or trading of common stock by an independent person (such as stockbroker) who is not aware of material, nonpublic information at the time of the trade. We are aware that certain of our directors and officers have entered into written trading plans, and we believe our directors and officers may establish such plans in the future.

TRANSACTIONS WITH RELATED PERSONS

Policies and Procedures

The Company has a written policy regarding the review and approval of related party transactions. Potential related party transactions are identified through an internal review process and those transactions that are determined to be interested transactions with related parties, as defined in the policy, are submitted for review and approval or ratification by the Audit Committee of our Board of Directors. In determining whether to approve or ratify an interested transaction, the Audit Committee takes into account, among other factors it deems appropriate, whether the interested transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person's interest in the transaction. No director shall participate in the approval of an interested transaction for which he or she is a related party, except that the director shall provide all material information concerning the transaction to the Audit Committee.

Registration Rights Agreement

Pursuant to the terms of an amended and restated registration rights agreement, Hummer Winblad Venture Partners V, L.P., Scale Venture Partners II, L.P., Cocolalla, LLC, Joshua G. James, Erutinmo, LLC, the SSWRTW Trust and D. Fraser Bullock, who collectively hold approximately 12.4% of our common stock as of March 31, 2008, are entitled to certain rights with respect to the registration of those shares under the Securities Act of 1933, as

amended, or the Securities Act. These shares are referred to as registrable securities. The holders of registrable securities possess registration rights pursuant to the terms of an amended and restated registration rights agreement between these holders of registrable securities and us. The amended and restated registration rights agreement provides that, if we determine to register any of our securities under the Securities Act, these holders are entitled to written notice of the registration and are entitled to include all or any portion of their registrable shares in the registration, subject to certain limitations. In addition, holders of registrable securities will have the right to require us, on no more than two occasions, to file a registration statement under the Securities Act to register all or any part of the registrable securities held by them, subject to certain conditions and limitations. Further, these holders may require us to register all or any portion of their registrable securities on Form S-3, so long as this form is available to us, subject to certain conditions and limitations.

Agreements with Directors and Executive Officers

We have entered into indemnification agreements with each of our directors and executive officers. These agreements and our certificate of incorporation and bylaws require us to indemnify our directors and executive officers to the fullest extent permitted under Delaware law. See the "*Limitation on Liability and Indemnification Matters*" section of this proxy statement.

We have also entered into employment and change of control agreements with our executive officers as more fully described under the "*Employment Agreements and Change-in-Control Arrangements*" section of this proxy statement.

PROPOSAL I
ELECTION OF DIRECTORS

General

As of the date of this proxy statement, our Board of Directors is composed of seven directors. Our bylaws permit our Board of Directors to establish by resolution the authorized number of directors, and seven directors are currently authorized. The authorized number of directors may be changed by resolution duly adopted by at least a majority of our entire Board of Directors, although no decrease in the authorized number of directors will have the effect of removing an incumbent director from the Board of Directors until such director's term expires.

Our Board of Directors is divided into three classes of directors serving staggered three-year terms as follows:

- Class I directors consist of D. Fraser Bullock and Mark P. Gorenberg, whose terms will expire at the 2010 annual meeting of stockholders;
- Class II directors consist of Gregory S. Butterfield and John R. Pestana, whose terms will expire at this annual meeting; and
- Class III directors consist of Joshua G. James, Rory T. O'Driscoll and Dana L. Evan, whose terms will expire at the 2009 annual meeting of stockholders.

Directors for a class whose terms expire at a given annual meeting will be up for re-election for three-year terms at that meeting. Each director's term will continue until the election and qualification of his or her successor, or his or her earlier death, resignation or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our Board of Directors may have the effect of delaying or preventing changes in control of management. There are no family relationships among any of our directors or executive officers.

Nominees for Class II Directors Election at the 2008 Annual Meeting of Stockholders

There are two nominees up for election as class II directors this year. Based on the report of the Nominating and Governance Committee, our Board of Directors has approved the nomination of Gregory S. Butterfield and John R. Pestana for re-election as class II directors at the 2008 annual meeting. If re-elected, Messrs. Butterfield and Pestana will hold office as class II directors until our 2011 annual meeting of stockholders.

If you sign your proxy or voting instruction card but do not give instructions with respect to the voting for directors, your shares will be voted for the two nominees recommended by our Board of Directors. If you wish to give specific instructions with respect to the voting for directors, you may do so by indicating your instructions on your proxy or voting instruction card. The Board of Directors expects that each nominee will be available to serve as a director. In the event Mr. Butterfield or Mr. Pestana becomes unavailable, however, the proxy holders intend to vote for any nominee designated by the Board, unless the Board chooses to reduce the number of directors serving on the Board. In the event that additional persons are nominated for election as directors, the proxy holders intend to vote all proxies received by them in such a manner as to assure the election of Messrs. Butterfield and Pestana.

Information Concerning the Nominees for Election as Class II Directors

The following table sets forth information concerning the nominees for election as class II directors at the 2008 annual meeting, including information as to each nominee's age and business experience as of the record date.

Name of Nominee	Age	Position/Principal Occupation During Past Five Years	Director Since
Gregory S. Butterfield[(2)]	48	*Gregory S. Butterfield* has served as a director since December 2005. Mr. Butterfield currently serves as Group President of the Altiris business unit and Interim Group President of the Storage and Server Management group of Symantec Corporation, an enterprise software company. Mr. Butterfield served as the President and Chief Executive Officer and a director of Altiris, Inc. from February 2000 until Altiris was acquired by Symantec Corporation in 2007. Mr. Butterfield has also served as Vice President, Sales for Legato Systems, Inc., a backup software company, Executive Vice President of Worldwide Sales for Vinca, a fault tolerance and high availability company, Regional Director of the Rocky Mountain Region for Novell, Inc., a provider of infrastructure software and services, and Vice President of North American Sales for WordPerfect Corporation, a software company. Mr. Butterfield holds a B.S. in Business Finance from Brigham Young University.	2005
John R. Pestana	34	*John R. Pestana* is one of our founders and served as Chairman of our Board of Directors from 1998 to February 2008. Mr. Pestana served as our Executive Vice President, Customer Success from 2004 to November 2007. From 1998 to 2004, Mr. Pestana served as our President, and from 1996 to 1998, Mr. Pestana co-founded and co-managed several entities that were our predecessors. Mr. Pestana is a Platinum Founder of the BYU Center for Entrepreneurship. Mr. Pestana attended Brigham Young University.	1998

(1) Member of Audit Committee

(2) Member of Compensation Committee

(3) Member of Nominating and Governance Committee

The two director nominees receiving the highest number of affirmative "FOR" votes at the meeting (a plurality of votes cast) will be elected to serve as class II directors. You may vote either "FOR" or "WITHHOLD" your vote for the director nominees. A properly executed proxy marked "WITHHOLD" with respect to the election of one or more directors will not be voted with respect to the director or directors indicated, although it will be counted for purposes of determining whether a quorum is present at the meeting.

YOUR BOARD RECOMMENDS THAT STOCKHOLDERS VOTE *FOR* THE ELECTION OF BOTH OF THE NOMINEES FOR CLASS II DIRECTORS.

Information Concerning Incumbent Directors Whose Terms of Office Continue After the 2008 Annual Meeting

The following sets forth information concerning the directors whose terms of office continue after the 2008 annual meeting, including information as to each director's age and business experience as of the record date.

Name	Age	Position/Principal Occupation During Past Five Years	Director Since
D. Fraser Bullock(1)(2)(3)	53	*D. Fraser Bullock* has served as a director since November 2003 and as Chairman of our Board of Directors since February 2008. Mr. Bullock is one of the co-founders of Sorenson Capital, a private equity firm, and has served as Managing Director of Sorenson Capital since 2003. Mr. Bullock joined the Salt Lake Organizing Committee for the Olympic Winter Games of 2002 in 1999 as its Chief Operating Officer and in 2002 was appointed President and Chief Executive Officer. From 1996 to 2002, Mr. Bullock served as Managing Director of Alpine Consolidated, LLC, which specialized in effecting business consolidations. Mr. Bullock has also served as President of Visa Interactive, was one of the original partners of Bain Capital and previously held various positions at Bain & Company. He serves as a director of a number of privately held companies. Mr. Bullock holds a B.A. in Economics and a M.B.A. from Brigham Young University.	2003
Dana L. Evan(1)	48	*Dana L. Evan* has served as a director since May 2006. From January 2001 to July 2007, Ms. Evan served as Executive Vice President of Finance and Administration and Chief Financial Officer of VeriSign, Inc., a provider of intelligent infrastructure services for the Internet and telecommunications networks. From June 1996 until December 2000, she served as Vice President of Finance and Administration and Chief Financial Officer of VeriSign, Inc. From 1988 to June 1996, Ms. Evan worked as a financial consultant in the capacity of chief financial officer, vice president of finance or corporate controller for various public and private companies and partnerships, including VeriSign, Inc. from November 1995 to June 1996. Prior to 1988, she was employed by KPMG LLP, most recently as a senior manager. Ms. Evan is a Certified Public Accountant and holds a B.S. in Commerce with a concentration in Accounting and Finance from Santa Clara University.	2006

(1) Member of Audit Committee

(2) Member of Compensation Committee

(3) Member of Nominating and Governance Committee

Name	Age	Position/Principal Occupation During Past Five Years	Director Since
Mark P. Gorenberg(2)(3)	53	*Mark P. Gorenberg* has served as a director since April 2004. Since 1990, Mr. Gorenberg has been a managing member of Hummer Winblad Equity Partners II, L.P., Hummer Winblad Equity Partners III, LLC, Hummer Winblad Equity Partners IV, LLC, Hummer Winblad Equity Partners V, LLC, and Hummer Winblad Equity Partners VI, L.L.C. Previously, Mr. Gorenberg was a Senior Software Manager in advanced product development at Sun Microsystems, Inc., a provider of network computing products and services. Mr. Gorenberg currently serves as a director of a number of privately held companies. He is also a member of the Corporation of the Massachusetts Institute of Technology. Mr. Gorenberg holds a B.S. in Electrical Engineering from Massachusetts Institute of Technology, an M.S. in Electrical Engineering from the University of Minnesota and an M.S. in Engineering Management from Stanford University.	2004
Joshua G. James	34	*Joshua G. James* is one of our founders and has served as a director since 1998, as our Chief Executive Officer since 1998 and as our President since July 2006. From 1996 to 1998, Mr. James co-founded and co-managed several entities that were our predecessors. Mr. James also served on the Brigham Young University eBusiness Advisory Board and is a Platinum Founder of the BYU Center for Entrepreneurship. He has lectured for numerous university classes and served on several other industry, advisory and private company boards. Mr. James attended Brigham Young University.	1998
Rory T. O'Driscoll(1)(2)	43	*Rory T. O'Driscoll* has served as a director since June 2005. Mr. O'Driscoll is a Managing Member of Scale Venture Management, LLC and Scale Venture Management II, LLC. Mr. O'Driscoll joined BA Venture Partners, the predecessor to Scale Venture Management LLC, in 1994. Prior to joining BA Venture Partners, Mr. O'Driscoll worked in Corporate Development at Bank of America and was a founder and the Chief Executive Officer of Mercia Ltd., a manufacturing company based in the United Kingdom. Mr. O'Driscoll currently serves as a director of a number of privately held companies. Mr. O'Driscoll holds a B.Sc. in Economics with a specialization in accounting and finance from the London School of Economics.	2005

(1) Member of Audit Committee

(2) Member of Compensation Committee

(3) Member of Nominating and Governance Committee

CORPORATE GOVERNANCE

Corporate Governance Guidelines

Omniture is committed to maintaining the highest standards of business conduct and corporate governance, which we believe are essential to running our business efficiently, serving our stockholders well and maintaining Omniture's integrity in the marketplace. We have adopted a code of conduct for directors, officers (including our principal executive officer and principal financial and accounting officer) and employees. We have also adopted formal corporate governance guidelines, which, in conjunction with our certificate of incorporation, bylaws and charters of each of our Board committees, form the framework for governance of Omniture. All of these documents are accessible via our Web site on the Internet located at http://www.omtr.com. We intend to post on our Web site any amendments to our code of conduct or waivers of provisions of the code of conduct for directors and executive officers.

Stockholders may request free printed copies of our code of conduct, the corporate governance guidelines and the Board committee charters by writing to us at:

Omniture, Inc.
550 East Timpanogos Circle
Orem, Utah 84097
Attention: Investor Relations

Board Structure and Committee Composition

As of the date of this proxy statement, our Board of Directors is composed of seven directors and maintains the following three standing committees: (1) the Audit Committee; (2) the Compensation Committee; and (3) the Nominating and Governance Committee. The membership and the function of each of the committees are described below. Our Board may from time to time establish a new committee or dissolve an existing committee depending on the circumstances.

Director's Name	Audit Committee	Compensation Committee	Nominating and Governance Committee
Non-Employee Directors:			
D. Fraser Bullock, Chairman	Member	Member	Chairperson
Gregory S. Butterfield		Chairperson	
Dana L. Evan (Financial Expert)	Chairperson		
Mark P. Gorenberg		Member	Member
Rory T. O'Driscoll	Member	Member	
John R. Pestana			
Employee Directors:			
Joshua G. James			

Chairperson **Member** **Financial Expert**

Our Board of Directors held 11 meetings during 2007. The Audit Committee held eight meetings, the Compensation Committee held five meetings and our Nominating and Governance Committee held two meetings in 2007. Each director attended at least 75% of all Board and applicable Committee meetings. We encourage, but do not require, our Board members to attend the annual meeting of stockholders. Five of our seven directors attended our 2007 annual meeting of stockholders.

Director Independence

Our corporate governance guidelines provide that a majority of our Board of Directors shall consist of independent directors. Our Board has undertaken a review of the independence of each director and considered whether each director had a material relationship with us that could compromise his or her ability to exercise

independent judgment in carrying out his or her responsibilities. As a result of this review, our Board determined that Ms. Evan and Messrs. Bullock, Butterfield, Gorenberg and O'Driscoll, representing five of our six non-employee directors and five of our seven directors, are "independent directors" as such term is defined for purposes of the rules of The Nasdaq Stock Market LLC for companies listed on The Nasdaq Global Market, or the Nasdaq rules. Messrs. James and Pestana do not meet the independence standards above because they are or were within the past three years employees and executive officers of Omniture. In addition, each member of the Audit Committee meets the heightened independence standards required for audit committee members under the applicable listing standards.

Audit Committee

Ms. Evan and Messrs. Bullock and O'Driscoll comprise the Audit Committee of our Board of Directors. Ms. Evan is the chair of the Audit Committee. Our Board has determined that each of the members of the Audit Committee satisfies the requirements for independence and financial literacy under the SEC rules and the Nasdaq rules. Our Board has also determined that Ms. Evan qualifies as an "audit committee financial expert" as defined in the SEC rules and satisfies the financial sophistication requirements set forth in the Nasdaq rules. The Audit Committee is responsible for, among other things:

- selecting and hiring our independent registered public accounting firm, and approving the audit and pre-approving any non-audit services to be performed by our independent registered public accounting firm;
- evaluating the qualifications, performance and independence of our independent registered public accounting firm;
- monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;
- reviewing the adequacy and effectiveness of our internal control policies and procedures;
- acting as our qualified legal compliance committee; and
- the Audit Committee report that the SEC requires in our annual proxy statement.

Compensation Committee

Messrs. Bullock, Butterfield, Gorenberg and O'Driscoll comprise the Compensation Committee of our Board of Directors. Mr. Butterfield is the chair of the Compensation Committee. Our Board has determined that each member of the Compensation Committee meets the requirements for independence under the Nasdaq rules. The Compensation Committee is responsible for, among other things:

- reviewing and approving our chief executive officer's and other executive officers' annual base salaries; incentive compensation plans, including the specific goals and amounts; equity compensation; employment agreements; severance arrangements and change of control agreements; and any other benefits, compensation or arrangements;
- administering our equity compensation plans;
- the compensation committee report that the SEC requires in our annual proxy statement; and
- reviewing and discussing with management the Compensation Discussion and Analysis and, based on such review and discussions, recommending whether the Compensation Discussion and Analysis be included in our annual proxy statement.

Nominating and Governance Committee

Messrs. Bullock and Gorenberg comprise the Nominating and Governance Committee of our Board of Directors. Mr. Bullock is the chair of the Nominating and Governance Committee. The Nominating and Governance Committee is responsible for, among other things:

- assisting our Board in identifying prospective director nominees and recommending nominees for each annual meeting of stockholders to the Board;
- developing and recommending governance principles applicable to our Board;
- overseeing the evaluation of our Board and management; and
- recommending potential members for each Board committee to our Board.

Consideration of Director Nominees

Stockholder Recommendations

The policy of the Board of Directors is that the Nominating and Governance Committee is to consider properly submitted stockholder recommendations and nominations for candidates for membership on the Board as described under *"Identifying and Evaluating Nominees for Directors"* below. In evaluating the proposed candidates, the Nominating and Governance Committee seeks to bring to the Board a balance of relevant knowledge, experience and capability while addressing the considerations identified under *"Director Qualifications"* below. Any stockholder recommendations proposed for consideration by the Nominating and Governance Committee should include evidence of the stockholder's ownership of Omniture common stock as well as the nominee's name, home and business addresses and other contact information, detailed biographical data, qualifications for Board membership, and information regarding any relationships between the recommended candidate and Omniture within the last three years, and should be addressed to:

Omniture, Inc.
550 East Timpanogos Circle
Orem, Utah 84097
Attention: Corporate Secretary

Stockholder Nominees

Our bylaws permit stockholders to nominate director candidates for consideration at an annual meeting of stockholders and to solicit proxies in favor of such nominees. For a description of the process for nominating directors in accordance with our bylaws, please see *"Questions and Answers about the Annual Meeting and Procedural Matters — How may I recommend or nominate individuals to serve as directors?"*

Director Qualifications

Our Board of Directors does not currently believe there are any specific minimum qualifications that must be met by each candidate for the Board, other than what is required under applicable SEC and Nasdaq rules, nor does the Board currently believe there are any specific qualities or skills necessary for one or more of the members of the Board to possess. However, our corporate governance guidelines identify some of the many factors that the Nominating and Governance Committee will consider when evaluating candidates for a position on our Board, including matters of character, judgment, independence, diversity, age, expertise, diversity of experience, length of service, other time commitments and the like. Our Board also believes that eligible candidates must complement a Board that is comprised of directors who are predominately independent and of high integrity, and who offer the relevant experience, leadership skills and other qualifications that will increase overall Board effectiveness.

Identifying and Evaluating Nominees for Directors

The Nominating and Governance Committee of our Board of Directors is responsible for, among other things, identifying and evaluating potential director candidates and either selecting candidates for nomination to the Board or making recommendations to the Board concerning director nominees. The Nominating and Governance

Committee regularly assesses the appropriate size and composition of the Board and whether any vacancies on the Board are expected due to retirement or otherwise. In the event that vacancies are anticipated, or otherwise arise, the Nominating and Governance Committee considers various potential candidates for director. Candidates may come to the attention of the Nominating and Governance Committee through current Board members, professional search firms, stockholders, employees or other persons. These candidates may be evaluated at regular or special meetings of the Nominating and Governance Committee. As described above, the Nominating and Governance Committee will consider properly submitted stockholder recommendations and nominations for candidates for the Board. Following verification of the status of stockholders proposing candidates, all properly submitted recommendations will usually be aggregated and evaluated by the Nominating and Governance Committee at a regularly scheduled meeting, which is generally the first or second meeting prior to the issuance of the proxy statement for the annual meeting of stockholders. If any materials are provided by a stockholder in connection with the nomination of a director candidate, such materials are forwarded to the Nominating and Governance Committee. The Nominating and Governance Committee may also review materials provided by professional search firms or other parties in connection with a nominee who is not proposed by a stockholder. In evaluating director candidates, the Nominating and Governance Committee will seek to achieve those objectives described under *"Director Qualifications"* above and more particularly set forth in our corporate governance guidelines.

Executive Sessions

Executive sessions of independent directors are held regularly and chaired by Mr. Bullock, our Chairman. Any non-employee director can request that additional executive sessions be scheduled.

Compensation of Directors

Non-Employee Directors

In March 2006, our Board of Directors adopted a compensation program for non-employee directors. Pursuant to this program, each non-employee director is entitled to receive the following compensation for Board services, as applicable:

- An annual director retainer of $25,000;
- Compensation for Board meetings of $2,500 for attending in person and $1,500 for attending by telephone;
- Compensation for Board committee meetings of $1,500 for attending in person and $1,000 for attending by telephone;
- An annual stipend of $10,000 for the Chair of the Audit Committee of the Board of Directors and $3,000 for other Board committee chairs;
- Automatic initial grants from our 2006 Equity Incentive Plan, or 2006 Plan, to directors consisting of a grant of a stock appreciation right covering 50,000 shares of common stock with a per share exercise price equal to the fair market value of that stock on the date of grant and vesting as to one-third of the shares on the one-year anniversary of the vesting commencement date and one-twelfth of the shares at the end of each quarter thereafter so that the award is fully vested after three years; and
- Automatic annual grants from our 2006 Plan to continuing directors of a stock appreciation right covering 25,000 shares of common stock with a per share exercise price equal to the fair market value of that stock on the date of grant and vesting in full on the day prior to the next annual stockholder meeting.

2007 Compensation of Non-Employee Directors

The table below sets forth, for each non-employee director, the total amount of compensation related to his or her service during 2007:

Name	Fees Earned in Cash ($)	Stock Option Awards ($)[1]	Total ($)
D. Fraser Bullock[2]	65,000	—	65,000
Gregory S. Butterfield[3]	50,500	134,942	185,442
Dana L. Evan[4]	63,000	434,605	497,605
Mark P. Gorenberg[5]	56,000	—	56,000
Rory T. O'Driscoll[6]	58,500	—	58,500
John R. Pestana[7]	—	—	—

(1) Represents the amount of stock-based compensation expense recognized during the year ended December 31, 2007 for financial accounting purposes in accordance with Statement of Financial Accounting Standards, or SFAS No. 123R (revised 2004), "*Share-Based Payment*." Assumptions used in the calculation of these amounts are included in Note 8 to our consolidated financial statements for the fiscal year ended December 31, 2007 included in our annual report on Form 10-K filed with the SEC on February 29, 2008.

(2) On October 25, 2005, Mr. Bullock was granted an option to purchase 108,500 shares of common stock under our 1999 Equity Incentive Plan at an exercise price of $3.00 per share. One-half of the shares subject to the option vested on October 25, 2006, and the remaining one-half of the shares subject to the option vested on October 25, 2007. The option expires on October 24, 2015. As of December 31, 2007, all 108,500 shares subject to this option remained available for exercise. However, we did not recognize any stock-based compensation expense related to this option in that the option was granted prior to our adoption of SFAS No. 123R.

(3) On December 5, 2005, Mr. Butterfield was granted an option to purchase 108,500 shares of common stock under our 1999 Equity Incentive Plan at an exercise price of $3.00 per share. One-half of the shares subject to the option vested on December 5, 2006, and the remaining one-half of the shares subject to the option vested on December 5, 2007. The option expires on December 4, 2015. As of December 31, 2007, 54,250 shares subject to this option remained available for exercise. However, we did not recognize any stock-based compensation expense related to this option in that the option was granted prior to our adoption of SFAS No. 123R. In addition, on May 23, 2007, Mr. Butterfield was granted a stock appreciation right for 25,000 shares of our common stock. This stock appreciation right had not vested as of December 31, 2007.

(4) On May 15, 2006, Ms. Evan was granted an option to purchase 108,500 shares of common stock under our 1999 Equity Incentive Plan at an exercise price of $8.92 per share. One-half of the shares subject to the option vested on May 15, 2007, and the remaining one-half of the shares subject to the option will vest on May 15, 2008. The option expires on May 14, 2016. As of December 31, 2007, 34,250 shares subject to this option remained available for exercise. In addition, on May 23, 2007, Ms. Evan was granted a stock appreciation right for 25,000 shares of our common stock. This stock appreciation right had not vested as of December 31, 2007.

(5) Mr. Gorenberg has never been granted any option awards or stock appreciation rights.

(6) Mr. O'Driscoll has never been granted any option awards or stock appreciation rights.

(7) Mr. Pestana served as our Executive Vice President, Customer Success until November 15, 2007, at which time he voluntarily resigned from this position, and he was compensated as such until that time, as described in the "*Executive Compensation*" section of this proxy statement. Mr. Pestana did not receive any additional compensation for his service as a director from November 15, 2007 until December 31, 2007.

Stock Appreciation Rights. We are authorized to grant stock appreciation rights, or SARs, under our 2006 Plan. A SAR represents a right to receive the appreciation in value, if any, of our common stock over the base value of the SAR. The base value of each SAR equals the value of our common stock on the date the SAR is granted. Upon surrender of a SAR, unless we elect to deliver common stock, we will pay an amount in cash equal to the value of our common stock on the date of delivery over the base price of the SAR. Our Board of Directors and the Compensation Committee, and to a limited extent our Stock Option Committee, are authorized to grant SAR awards under our 2006 Plan, and they determine the terms of SARs, including when these rights become exercisable and whether to

pay the increased appreciation in cash, with shares of our common stock, or with some combination thereof. Stock appreciation rights expire under the same rules that apply to stock options.

In May 2007, automatic annual grants of a stock appreciation right covering 25,000 shares of common stock with a per share exercise price equal to $19.11 were granted to Mr. Butterfield and Ms. Evan. The awards vest in full on the day prior to our 2008 annual meeting of stockholders. These awards will be settled with shares of our common stock upon exercise. Messrs. Bullock, Gorenberg and O'Driscoll elected not to receive their automatic annual grants of stock appreciation rights in 2007. We have been informed that Messrs. Gorenberg and O'Driscoll will again elect to not receive their annual grants of stock appreciation rights in 2008, while Mr. Bullock will elect to receive such a grant in 2008.

Employee Directors

Our employees who also serve as directors will receive compensation for their services as employees, but they will not receive any additional compensation for their service as directors while they are employed by the Company. Mr. James currently serves as our President and Chief Executive Officer and is compensated as such, as described in the *"Executive Compensation"* section of this proxy statement. Mr. Pestana served as our Executive Vice President, Customer Success until November 15, 2007, at which time he voluntarily resigned from this position, and he was compensated as such until that time as described in the *"Executive Compensation"* section of this proxy statement. Mr. Pestana did not receive any additional compensation for his service as a director from November 15, 2007 until December 31, 2007. Mr. Pestana will be entitled to receive the same compensation that each other non-employee director is entitled to receive under our compensation program for non-employee directors, as modified from time to time by our Board. However, Mr. Pestana will not receive any new equity awards under such program until beginning on the date of our annual meeting of stockholders held in 2010. He is currently vesting in stock options that he was awarded prior to his resignation as an executive officer of the Company.

Compensation Committee Interlocks and Insider Participation

During 2007, Messrs. Bullock, Butterfield, Gorenberg and O'Driscoll served on the Compensation Committee of our Board of Directors. None of the members of the Compensation Committee is an officer or employee of our Company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board or our Compensation Committee.

Communications with the Board of Directors

If you wish to communicate with our Board of Directors or any Board committee or any member of the Board, please send a letter or email using the contact information provided below. All such communications will be initially received and processed by the office of our Corporate Secretary. Accounting, audit, internal accounting controls and other financial matters will be referred to the Chair of the Audit Committee. Other matters will be referred to the Board of Directors, the non-employee directors or individual directors as appropriate. The independent directors of the Board review and approve the stockholders' communications process periodically to ensure effective communication with stockholders.

Write to the Board of Directors at:

Omniture, Inc.
550 East Timpanogos Circle
Orem, Utah 84097
Attention: Corporate Secretary
Email: corpgov@omniture.com

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview of Compensation

Omniture's Compensation Committee reviews and determines the objectives and policies for executive officer compensation, approves compensation for our executive officers, and administers our equity incentive plans. This section discusses our compensation for 2007 for Joshua G. James, our Chief Executive Officer, or CEO; Michael S. Herring, our Chief Financial Officer and Executive Vice President; Brett M. Error, our Chief Technology Officer and Executive Vice President, Products; Christopher C. Harrington, our President, Worldwide Sales and Client Services; and John F. Mellor, our Executive Vice President, Business Development and Corporate Strategy. These individuals are referred to in this proxy statement as our named executive officers, or NEOs. Mr. Mellor became an NEO in January 2008 in connection with his appointment as an executive vice president of the Company. In addition, John R. Pestana was an executive officer of the Company until November 15, 2007, at which time he voluntarily resigned from his position as our Executive Vice President, Customer Success. Mr. Pestana is treated as an NEO for purposes of the executive compensation disclosure for 2006 and 2007 contained in this Proxy Statement. In general, the types of compensation and benefits provided to our NEOs are equivalent to those provided to most other employees and include salary, incentive cash bonuses, long-term equity incentive awards, and other benefits as described below.

Executive Compensation Philosophy, Objectives and Challenges

Omniture's Compensation Committee has responsibility for implementing our executive compensation philosophy and ensuring that the total compensation paid to our named executive officers is competitive. The primary objectives of our executive compensation are to:

- attract, motivate and retain highly qualified and talented executives needed to manage and staff a high-growth business operation in an innovative industry;
- align management and stockholder interests by tying a large percentage of executives' compensation, in the form of cash incentives and long-term equity incentives, to performance of the Company;
- provide incentives for superior performance and motivate executives to attain both individual and group goals that are established by management and our Board by tying annual cash incentives to achievement of those goals; and
- compensate our executives at levels competitive with peer companies.

Our philosophy with respect to our executive compensation is to reward the individuals with the greatest responsibilities and our top performers — those individuals who we believe have the potential to contribute the most to the success of our business — with commensurate pay packages, but only if they and Omniture achieve a high level of performance. Within Omniture, executive compensation is weighted most heavily towards the members of our management team because we believe they have the potential to make the greatest impact on our business and financial results.

Various elements of our compensation are tailored to accomplish specific objectives, including the following:

- Base salary and benefits are set at a level designed to be competitive with those of our peers in order to allow us to attract and retain highly qualified employees.
- Annual and quarterly incentive bonuses, or cash incentives, are designed to focus executives' efforts on achievement of short and long-term goals within their areas of responsibility. Additionally, since we believe that a growing, profitable company creates stockholder value, annual incentive cash bonuses are designed to align executives' and stockholders' interests by making payouts contingent on the achievement of metrics such as revenue growth and improved profitability. These performance metrics are tailored to each executive's position and role at Omniture.

- Equity incentives are designed to align the interests of executives with those of stockholders by rewarding outstanding performance and providing long-term incentives based on stockholder value creation. Equity awards represent a significant portion of the potential long-term compensation of our executives, and time-based vesting of these awards provides incentives for the executives to remain employed with us. If Omniture's financial performance did not improve, our executives generally would not have been rewarded. For example, if our financial performance had either remained the same or decreased from 2006 to 2007, our executive officers would have received less compensation. In addition, if our stock price had remained the same or decreased during the year, any stock options issued to our executives in the first quarter of the year would have had little or no current value. The value of previously granted stock options would decrease and eventually could become worthless if our stock price decreased below the exercise prices of those stock options. We believe this type of compensation, which is directly linked to our performance, significantly motivates our executives to contribute to Omniture's success.

In addition, we face challenges in hiring executives due to a number of factors that contribute to the existence of a relatively small pool of available executive talent. These challenges are similar to those faced by many high-growth technology companies. In our opinion, this makes recruiting and retaining key executives difficult, and our compensation takes into account and seeks to address this difficulty. The challenges that we face include the following:

High Growth. We are a high-growth, technology company. We added approximately 360 employees during 2007, approximately 48 employees during 2006 and we added approximately 200 additional employees as a result of our acquisition of Visual Sciences, Inc., which closed in January 2008. Our revenue has also grown rapidly, as has the geographic and technical scope of our operations. Not all executives desire or are suited to manage in a high-growth environment, making the services of our existing executives more valuable and recruiting new executives more difficult.

Immaturity of the On-Demand Application Delivery Industry. We believe that we are pioneering an innovative area of business that is not mature and is subject to a variety of risks and uncertainties that make us a more attractive employer to some executives but a less attractive employer to others. We have increased our innovation, and thus our risk and complexity, by broadening our optimization platform and products and services through both organic development and the acquisition of several businesses, intellectual property assets, and technologies, particularly during the past two years.

Executive Background. We seek executives with specific experience in key functional areas. We typically hire experienced managers who have operated in a high-growth, technology environment similar to the one in which we operate. Because few technology companies have grown as quickly as we have, the number of executives with the most desirable experience is small and these executives are often more difficult to find. We have expanded our recruiting efforts both geographically and into other industries and the public sector, which leads to increased complexity in recruiting efforts and has required us to be more flexible about compensation and reimbursement of relocation expenses.

Omniture Culture. We are a demanding employer, and our fast-moving, challenging culture is not always suited to the executives who comprise the talent pool from which we recruit. We have been fortunate to date in that we believe we have a talented management team and have not experienced a great deal of turnover at the management level. However, like many high-growth, technology companies in very dynamic markets, we place extraordinary demands on executive time and attention, and the demands on our executives have grown significantly during the course of the past two years.

Executive Compensation Process

Role of the Compensation Committee and Chief Executive Officer in Determining Executive Compensation.

On an annual basis, the Compensation Committee (1) leads the independent directors of the Board in a discussion of the performance of our CEO, (2) evaluates and establishes the compensation of our CEO in

consultation with the independent members of the Board and (3) evaluates and establishes the compensation of other executive officers.

For the other named executive officers, our CEO, makes recommendations to the Compensation Committee with respect to potential compensation for the NEOs who report to him. Each recommendation includes a review of the executive's contributions and performance over the past year, including achievement of individual and group goals. The recommendations of our CEO are also based on a review of the compensation paid to executives in similar positions at peer companies. The Compensation Committee reviews and gives considerable weight to these recommendations because of Mr. James' direct knowledge of the other executives' performance and contributions, however, the Compensation Committee ultimately uses its collective judgment to determine the base salaries, bonus formulae, financial performance goals and amounts of the resulting target incentive bonuses and the size of each equity award, in each case for the NEOs other than the CEO. Mr. James did not provide to the Compensation Committee his recommendations for his own base salary, cash incentive bonus and size of his equity award in 2007. The Compensation Committee determined and approved Mr. James' compensation independently based on its collective judgment. Mr. James did not participate in any deliberations or voting by the Compensation Committee with respect to his compensation.

We determine the appropriate level for each compensation component based in part, but not exclusively, on competitive benchmarking consistent with our recruiting and retention goals, our view of internal equity and consistency, overall company performance and other considerations we deem relevant. The list of peer companies used for compensation decisions is discussed below and we also consulted with representatives of Compensia, our outside advisor as discussed below, regarding peer company compensation information and benchmarking for 2007 executive compensation.

Outside Compensation Consultant

We selected and engaged Compensia, Inc. as our outside advisor for 2007 and 2008 to evaluate and recommend changes to the list of peer companies we use to evaluate executive compensation, to benchmark executive compensation against that peer group and to provide us with insights and market data on executive and director compensation matters, both generally and within our industry. Compensia did not determine or recommend any amounts or levels of our executive compensation for 2007. Compensia has not provided any other services to our Company and has received no compensation other than with respect to the services described above. The Compensation Committee has the authority to retain or terminate any compensation consultant assisting the Committee in the evaluation of the CEO or other executive officer compensation, including authority to approve all such compensation consultant's fees and other retention terms. The Compensation Committee also has the authority to obtain advice and assistance from internal or external legal, accounting or other advisors in performing its responsibilities.

Compensation Peer Group and Benchmarking

We conduct an annual benchmark review of our executive compensation, as well as the mix of elements used to compensate our executive officers. This review is based on a number of sources. We benchmark our base salary, annual cash incentive bonuses and long-term equity incentives against the updated compensation for our selected benchmarked companies. In addition, the Compensation Committee considers survey information of executive compensation paid at these companies when setting executive compensation levels at Omniture, but in 2007 we did not attempt to maintain a specified target percentile within this peer group to determine executive compensation, but, rather, used the survey information to confirm our executive compensation was within a reasonable range. The Compensation Committee, based on the management recommendations discussed above and advice from Compensia, annually selects the peer companies, which are generally in the technology sector, based on a number of factors, such as:

- their size and complexity;
- their market capitalization;
- their competition with us for talent;

- the nature of their businesses;
- the industries and regions in which they operate; and
- the structure of their compensation programs (including the extent to which they rely on bonuses and other at-risk, performance-based compensation) and the availability of compensation information.

For 2007, these companies were Actuate Corporation, Akamai Technologies, Inc., aQuantive, Inc., Ariba, Inc., Art Technology Group, Blackbaud, Inc., Blackboard, Inc., Chordiant Software, Inc., Concur Technologies, Inc. Informatica Corporation, Kenexa Corporation, Pegasystems, Inc., Red Hat, Inc., Rightnow Technologies, S1 Corporation, Salesforce.com, Inc., Synchronoss Technologies, Inc., Taleo Corporation, The Ultimate Software Group, Inc., Unica Corporation, Webex Communications, Inc., Websense, Inc., WebSideStory, Inc. and Witness Systems, Inc.

In order to address the challenges discussed above and to reflect the substantial revenue, headcount, geographic and technical growth and change we experienced in 2007 and early 2008 as a result of our organic growth and acquisitions, the Compensation Committee updated our list of benchmark companies in connection with its review of 2007 incentive bonus compensation and approval of 2008 executive compensation to reflect the current size and scope of our operations.

Tax and Accounting Considerations

Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, places a limit of $1,000,000 on the amount of compensation that we may deduct as a business expense in any year with respect to our CEO and certain of our executive officers. We can, however, preserve the deductibility of certain performance-based compensation in excess of $1,000,000 if the conditions of Section 162(m) are met, including, among other things, establishing performance criteria that must be met before awards will vest or be paid and stockholder approval. Under applicable guidance from the Department of Treasury for newly public companies, the deduction limitation generally will not apply to compensation paid pursuant to any plan or agreement that existed before the company became publicly held. This exception for newly public companies may be relied upon until the first stockholder meeting to elect directors after the close of the third calendar year following the year in which the initial public offering occurs. We are still within this reliance period for awards granted pursuant to our 2006 Plan. In addition, we generally design our executive compensation program to be eligible for tax deductions to the extent permitted by law, including Section 162(m) of the Code. The Compensation Committee believes that at the present time it is unlikely that the annual salary and incentive compensation paid to any executive officer who is subject to the deduction limit will exceed $1,000,000. However, it is possible that the vesting of certain equity awards that are not performance-based in the future could result in a payment that would not be deductible under Code Section 162(m). In addition, we may from time to time pay compensation to our executive officers that may not be deductible under Section 162(m) of the Code if there are non-tax reasons for doing so.

Section 409A of the Code imposes additional taxes on certain non-qualified compensation arrangements that do not comply with its requirements. These requirements regulate an individual's election to defer compensation and the individual's selection of the timing and form of distribution of the deferred compensation. Section 409A also generally provides that distributions can only be made on or following the occurrence of certain event, that is, the individual's separation from service, a predetermined date, a change in control, or the individual's death or disability. For certain key officers, Section 409A requires that such individual's distribution commence no earlier than six (6) months after such officer's separation from service. We have structured our executive compensation program with the intention that it comply with Section 409A of the Code.

Accounting considerations also play a role in the design of our executive compensation program. For example, Statement of Financial Accounting Standards, or SFAS, No. 123R (revised 2004), "*Share-Based Payment*," or SFAS No. 123R, requires that employee stock-based compensation be measured based on its fair-value on the grant date and treated as an expense that is reflected in the financial statements over the related service period, which reduces the amount of our reported profits. Because of option expensing and the impact of dilution on our stockholders, we pay close attention to the number and value of the shares underlying stock option grants.

Elements of Executive Compensation: Why We Choose Each, How We Determined the Amounts and How Each Relates to Our Objectives

Our executive compensation consists of the following three main elements: (1) base salary; (2) annual and quarterly incentive bonus compensation, or cash incentives; and (3) long-term equity incentive compensation in the form of stock options and, beginning in 2008, restricted stock units. As further described below, all NEOs received benefits that our other employees receive, including participation in our employee stock purchase plan and 401(k) plan, and some of our named executive officers also received personal benefits or perquisites. Our named executive officers also enjoy certain change-in-control benefits. We place the greatest emphasis on performance-based compensation through the annual and quarterly incentive cash bonuses and equity awards. Our executives have provided and continue to provide significant strategic leadership and have been one of the keys to our ability to continue to grow successfully.

When approving the compensation of our executive officers, the Compensation Committee reviews each of the elements of our executive compensation individually and then considers each compensation component as it relates to the other elements and the total compensation made up by the various elements.

The elements of our executive compensation are described in greater detail below.

Base Salary. Base salaries are established based on the scope of each executive's responsibilities, taking into account competitive market compensation paid by other companies for similar positions. Base salaries are reviewed annually, and they are adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience. Base salary is intended to be a baseline, minimum amount of compensation for the executives. Historically, this review has occurred during the first quarter of each fiscal year. Because we have grown rapidly, the market in which we compete for executive talent, the scope of responsibilities for which our executives are responsible and related benchmarked compensation levels have changed rapidly and correspondingly we increased the base salaries of each of our named executive officers in 2007 and again in 2008, as described below.

Annual and Quarterly Incentive Bonus Compensation. The Compensation Committee has the authority to award annual incentive cash bonuses to our executive officers. The annual incentive cash bonuses are intended to compensate officers for achieving financial, operational and strategic goals and for achieving individual annual performance objectives. These objectives and goals vary depending on the individual executive but have traditionally been allocated to financial factors such as achieving sales bookings, revenue, adjusted EBITDA and non-GAAP earnings targets, managing levels of capital expenditures and gross margin and non-GAAP operating margin targets, and to subjective non-financial strategic factors such as product development milestones, network performance and customer retention. For those executives who perform sales functions, our practice has been to have a disproportionate percentage of incentive bonus compensation be determined based on an individualized sales commission plan, which is directly related to the sales or bookings targets and the executive's role in achieving those targets.

The Compensation Committee has chosen to primarily focus on revenues and operating results because it believes that, as a growth company, we should reward revenue growth — but only if that revenue growth is achieved while maintaining certain profitability targets. Thus, the Compensation Committee considered the chosen metrics to be the best indicators of financial success and stockholder value creation. These annual incentive cash bonuses are intended to reward both overall company and individual performance during the year and, as such, can be highly variable from year to year. We do not have a formal policy regarding adjustment or recovery of awards or payments if the relevant performance measures upon which they are based are restated or otherwise adjusted in a manner that would reduce the size of the award or payment or regarding any increase or decrease of the incentive bonus compensation paid to our executive officers in the event of the Company or the executive failing to meet or exceed the established target bonus criteria.

In setting performance goals, we assess the anticipated difficulty and relevant importance to the success of the Company of achieving the performance goals. Management develops and the Board approves the Company's annual operating plan after review and discussion. The Board intends for the Company to achieve the goals and objectives set forth in the annual operating plan. However, the annual operating plan is designed to encourage the

growth and development of the Company and, therefore, it is intentionally challenging and expected to be achieved only after significant effort by management and the Company as a whole. The performance goals and target levels are set based on the Company's annual operating plan, and consequently the difficulty in achieving the performance goals at the target levels reflects the inherent difficulty in achieving the goals and objectives set forth in the annual operating plan. At the time the 2007 performance goals and target levels were set for the NEOs, it was believed that the target levels would be difficult to achieve with significant effort by each NEO. Accordingly, achievement of a payout at the target amount and above would require substantial efforts by the NEO and very high levels of Company performance. For 2007, these metrics were established so that the relative difficulty of achieving the 2007 target bonuses increased as compared to achieving the 2006 target bonuses as the 2007 metrics generally required performance in 2007 that well exceeded 2006 performance. Accordingly, the target bonus amounts for 2007 were increased from 2006 to provide the executive officers an opportunity for them to share in this potential improved performance if the higher goals were met. The target bonus amounts are set forth under "*Grants of Plan-Based Awards During 2007*" below.

Annual and quarterly incentive bonuses are paid in cash in an amount reviewed and approved by the Compensation Committee. Traditionally, 0 to 75% of these bonuses have been paid quarterly through installments in the second month following completion of each quarter once the quarterly review is completed, and 25 to 100% of these bonuses are paid in a single installment in the first quarter following completion of a given fiscal year once the annual audit report has been issued. In the case of objective financial targets, these targets are often subject to a predetermined adjustment schedule. The actual amount of incentive bonus, which varies by individual, is determined following a review of each executive's individual performance and contribution to our strategic and financial goals.

Chief Executive Officer and Chief Financial Officer

For our chief executive officer and chief financial officer in 2007, the Compensation Committee determined that the most important factors against which to measure their performance were annual and quarterly sales bookings, gross margins and non-GAAP net income. Non-GAAP net income was the same measure our management used internally to manage and to evaluate our business and make operating decisions and reported publicly in our earnings announcements in 2007. Non-GAAP net income is net income or loss, calculated without acquisition-related accounting adjustments to deferred revenue, stock-based compensation expense, the amortization of certain intangible assets, imputed interest expense and non-recurring acquisition related expenses. The goals levels for 2007 were difficult to achieve in that the goals called for continued growth and improvement in 2007 in each of these areas over our 2006 results. Further, these goals were difficult to achieve in that they called for growing sales bookings, while at that same time focusing on improving margins and profitability. For 2007, Messrs. James and Herring earned incentive cash compensation of $416,288 and $156,109, respectively, for the achievement by the Company of these goals established by the Compensation Committee.

Other Named Executive Officers

For Mr. Error, our Chief Technology Officer and Executive Vice President, Products, the Compensation Committee determined that his incentive cash bonus should be based upon a variety of factors, including annual and quarterly sales bookings, revenue, non-GAAP operating margins, and adjusted EBITDA, as well as the achievement of certain subjective, non-financial objectives established by the Compensation Committee. Non-GAAP operating margin is calculated as operating margin without acquisition-related accounting adjustments to deferred revenue, stock-based compensation expense and the amortization of certain intangible assets and is used internally to understand, manage and evaluate our business and make operating decisions. Adjusted EBITDA was also the same measure our management used internally to manage and to evaluate our business and make operating decisions and reported publicly in our earnings announcements in 2007. We calculate adjusted EBITDA as loss from operations on a GAAP basis less depreciation and amortization, stock-based compensation and the acquisition-related adjustments to deferred revenue. The difficulty in achieving the objective measures outlined above is indicated by calling for growing bookings and revenue, while at that same time focusing on improving margins and profitability. The difficulty in the subjective measures is indicated by them calling for improvement in the performance of the functional areas over which Mr. Error has responsibility from 2006 to 2007 and for the

achievement of certain milestones related to product development. For 2007, Mr. Error earned $197,078 for the achievement by the Company of the objective measures outlined above and following the Compensation Committee's review of his achievement with respect to the subjective, non-financial objectives.

For Mr. Harrington, our President, Worldwide Sales and Client Services, the Compensation Committee determined that his incentive cash bonus should be made up primarily of sales commissions tied to the achievement of a target amount of Company-wide sales bookings and then a lesser portion of his bonus would be tied to the achievement of a combination of factors, including sales bookings, revenue, non-GAAP operating margins, and adjusted EBITDA. These metrics were difficult to achieve in that the sales bookings target required that a threshold amount in excess of 2006 bookings be achieved prior to the payment of any bonus amount with additional bonus amounts only payable upon achievement of even higher targets. The difficulty in achieving the other objectives is indicated by calling for growing sales bookings and revenue, while at that same time focusing on improving margins and profitability. For 2007, Mr. Harrington earned $246,962 in sales commissions and $53,333 for the achievement by the Company of the other metrics.

For Mr. Mellor, our Executive Vice President, Business Development and Corporate Strategy, the Compensation Committee determined that his incentive cash bonus should be broken into two components, one based upon sales commissions from the bookings of certain products and the other based upon the Company's achievement of specified target sales bookings, revenue, non-GAAP operating margins, and adjusted EBITDA as well as a subjective assessment of Mr. Mellor's overall performance and contributions to the Company. The difficulty in achieving the objective measures outlined above is indicated by calling for growing bookings and revenue, while at that same time focusing on improving margins and profitability. For 2007, Mr. Mellor earned $38,846 in sales commissions and $30,900 for the achievement by the Company of the other metrics and based upon his individual performance.

2008 Base Salaries and Target Incentive Bonus Amounts. In March 2008, the Compensation Committee of our Board of Directors approved the following base salaries effective April 1, 2008 and target incentive bonus amounts for the fiscal year ending December 31, 2008 for our named executive officers, which do not include target sales commissions for Messrs. Harrington and Mellor:

Name of Executive Officer	Base Salary ($)	Target Incentive Bonus Amount ($)
Joshua G. James *President and Chief Executive Officer*	480,000	360,000
Michael S. Herring *Chief Financial Officer and Executive Vice President*	300,000	150,000
Brett M. Error *Chief Technology Officer and Executive Vice President, Products*	300,000	150,000
Christopher C. Harrington *President, Worldwide Sales and Client Services*	270,000	75,000
John F. Mellor *Executive Vice President, Business Development and Corporate Strategy*	240,000	48,000

The Compensation Committee also approved performance objectives for the executive officers identified above to be used in connection with evaluating performance and determining the incentive bonus amounts payable to these officers for 2008. Mr. James' target bonus amount is based on the achievement by the Company of certain annual and quarterly sales bookings, revenue and non-GAAP operating margin targets. There is no maximum amount payable to Mr. James with respect to this incentive bonus. Mr. Herring's incentive bonus amount is based on the achievement by the Company of certain annual and quarterly sales bookings, revenue and non-GAAP operating margin targets. There is no maximum amount payable to Mr. Herring with respect to this incentive bonus. Mr. Error's incentive bonus amount is based on the achievement by the Company of certain annual and quarterly sales bookings, revenue and non-GAAP operating margin targets and the achievement by Mr. Error of certain subjective, non-financial objectives, including objectives related to our recent acquisitions and product development milestones. There is no maximum amount payable to Mr. Error with respect to this incentive bonus.

Mr. Harrington's incentive bonus amount is based on the achievement by the Company of certain annual and quarterly sales bookings, revenue and collection targets, and Mr. Harrington is entitled to sales commissions based on the achievement of certain Company-wide sales bookings and revenue objectives. There are no maximum amounts payable to Mr. Harrington with respect to these incentive bonus or sales commission amounts. Mr. Mellor's incentive bonus amount is based on the achievement by the Company of certain annual and quarterly sales bookings, revenue and non-GAAP operating margin targets and the achievement by Mr. Mellor of certain subjective, non-financial objectives, including objectives related to our recent acquisitions and product development milestones. Mr. Mellor is entitled to sales commissions from the sales bookings of certain products. There are no maximum amounts payable to Mr. Mellor with respect to these incentive bonus or sales commission amounts. We will pay a certain portion of these officers' respective incentive bonus amounts upon achievement of the quarterly targets, with the remaining portion of their bonus amounts to be paid based on achievement of the annual targets. In addition, the Compensation Committee may pay discretionary bonuses to these executive officers in addition to the bonuses described above.

Long-Term Equity Incentive Compensation. We believe that long-term performance is achieved through an ownership culture that encourages such performance by our executive officers through the use of equity and equity-based awards. Our stock plans have been established to provide our employees, including our executive officers, with incentives to help align those employees' interests with the interests of our stockholders. The Compensation Committee believes that the use of equity-based awards offers one of the best approaches to achieving our compensation goals. We have historically elected to use stock option awards as the primary long-term equity incentive vehicle and more recently have also granted restricted stock unit awards. We have not adopted stock ownership guidelines and our stock plans have provided the principal method for our executive officers to acquire equity in our Company. Due to the early stage of our business, we expect to provide a greater portion of total compensation to our executives in the form of equity awards than through cash-based compensation.

Stock Option Awards. Our 2006 Equity Incentive Plan authorizes us to grant options to purchase shares of common stock to our employees, directors and consultants. Stock option grants are made at the commencement of employment and, from time to time, following a change in job responsibilities or to meet other special retention objectives. Our Board of Directors and the Compensation Committee reviews and approves stock option awards to executive officers based upon a review of competitive compensation data, its assessment of individual performance, a review of each executive's existing long-term incentives and retention considerations. In 2007, certain NEOs were awarded stock options in the amounts indicated in the section entitled *"Grants of Plan Based Awards in 2007."* Stock options granted by us have an exercise price equal to the fair market value of our common stock on the effective date of grant, typically vest over a 4-year period with 25% vesting 12 months after the vesting commencement date and the remainder vesting ratably each month thereafter subject to continued employment, and generally expire 10 years after the effective date of grant. Incentive stock options also include certain other terms necessary to assure compliance with the Internal Revenue Code of 1986, as amended, or Internal Revenue Code. For additional information see the "*Equity Guidelines and Practices*" section of this proxy statement.

We expect to continue to use stock option awards as our primary long-term incentive vehicle because:

- Stock options align the interests of executives with those of the stockholders, support a pay-for-performance culture, foster employee stock ownership and focus the management team on increasing value for the stockholders.
- Stock options are performance based. All the value received by the recipient of a stock option is based on the growth of the stock price subsequent to the grant date.
- Stock options help to provide a balance to the overall executive compensation as base salary and annual incentive bonuses tend to focus on short-term compensation, while the vesting of stock options increases stockholder value over the longer term.
- The vesting period of stock options encourages executive retention and the preservation of stockholder value.

We do not believe that the accounting values of our stock option grants reflected in the Summary Compensation Table and the Grants of Plan-Based Awards table below are an accurate measure of the compensation

received by our NEOs. We believe our NEOs are motivated by the appreciation in our stock price through the use of stock options and not by the accounting values of the stock options as measured by SFAS 123R. We believe the intrinsic value (the amount by which our stock price exceeds the exercise price) of unexercised stock options is a better indicator of their true value and worth to our executives and therefore the incentive value of the options. For example, while we report the accounting values of the stock option grants in the Grants of Plan-Based Awards table below, our executives do not realize these amounts in any tangible way when the options are granted. Our executives only realize benefits from their stock options to the extent our stock price exceeds the option exercise price when they exercise their vested stock options.

The measures of individual performance considered in determining the size of option grants to our named NEOs include:

- Our potential future financial performance in the executive's principal area of responsibility and the degree to which we wish to incentivize the executive;
- The potential contributions the executive can make to our success;
- The executive's expected progress toward non-financial goals within his or her area of responsibility;
- The executive's performance;
- The executive's experience and level of responsibility;
- Our retention goals for the executive;
- The SFAS 123R value of the stock option grant;
- The intrinsic ("in-the-money") value of outstanding, unvested stock options and the degree to which such value supports our retention goals for the executive; and
- The relative size of option grants for similar officers at peer companies.

The Compensation Committee does not have a set formula by which it determines which of these factors is more or less important, and the specific factors used and the weighting of these factors may vary among individual executives. The amount of vested stock options held by an executive is also generally a factor in the Compensation Committee's consideration of the size of new stock option grants.

In March 2006, our Board of Directors granted Messrs. James, Herring, Pestana and Harrington options to purchase 200,000 shares, 75,000 shares, 50,000 shares and 75,000 shares, respectively. The exercise price of these awards is $7.50 per share and the options vest and become exercisable according to a 4-year vesting schedule based on continued employment, with 75% of the shares subject to the options vesting in equal monthly installments commencing on the grant date and 25% of the shares subject to the options vesting on the 4-year anniversary of the grant date. These awards expire 10 years after the effective date of the grant.

In March 2007, the Compensation Committee granted Messrs. James, Herring, Error, Harrington and Mellor options to purchase 500,000 shares, 125,000 shares, 125,000 shares, 200,000 shares, and 50,000 shares, respectively. The exercise price of these awards is $18.23 per share and the options vest and become exercisable according to a 4-year vesting schedule based on continued employment, with 25% of the shares subject to the option vesting on the 1-year anniversary of the grant date and the remainder vesting in 36 equal monthly installments thereafter. These awards expire 10 years after the effective date of grant.

In March 2008, the Compensation Committee granted Messrs. James, Herring, Error, Harrington and Mellor options to purchase 283,688 shares, 100,000 shares, 75,000 shares, 75,000 shares, and 50,000 shares, respectively. The exercise price of these awards is $23.21 per share and the options vest and become exercisable according to a 4-year vesting schedule based on continued employment, with 25% of the shares subject to the option vesting on the 1-year anniversary of the grant date and the remainder vesting in 36 equal monthly installments thereafter. These awards expire 10 years after the effective date of grant.

Restricted Stock Units. We are authorized to grant restricted stock units under our 2006 Equity Incentive Plan. Restricted stock units are awards of restricted stock, performance shares or performance units that are paid out in

installments or on a deferred basis. Our Board of Directors and the Compensation Committee will determine the terms and conditions of any restricted stock units granted to NEOs and other employees, including the vesting criteria and the form and timing of payment.

We have recently begun to grant restricted stock units to employees and executives in order to reduce some of the dilution associated with grants of stock options. Because the restricted stock units have value without price appreciation, we are able to grant fewer shares of restricted stock. Grants of restricted stock units are not yet a significant part of executive compensation. We have determined the amounts of these awards based upon ratios of stock option grants to restricted stock units that we feel are appropriate for employees at given levels in the organization and that offer an appropriate balance between a leveraged upside opportunity and a reliable level of income for this type of award. The more senior the executive or employee, the greater the number of stock options he or she receives and the fewer the number of restricted stock units. This weighting reflects the greater impact that more senior executives can have on us and long-term stockholder value. Because stock options do not have value unless the stock price increases after the date of grant and while the options vest, executives have greater incentive to increase the value of the our common stock if they receive options than if they receive restricted stock units (because restricted stock units have some value whether or not our market capitalization increases). We view our use of restricted stock units, particularly at the executive level, as experimental and will monitor whether they are an effective part of an overall compensation package.

In March 2008, the Compensation Committee granted Messrs. James, Herring, Error, Harrington and Mellor restricted stock units covering 35,631 shares, 30,000 shares, 25,000 shares, 25,000 shares, and 22,500 shares, respectively. These restricted stock units vest according to a 4-year vesting schedule based on continued employment, with 25% of the shares subject to the restricted stock unit vesting on February 15, 2009 and the remainder vesting in 12 equal quarterly installments thereafter and the shares will be issued for no cash consideration from the recipient of the award.

Other Compensation and Benefits. Consistent with our compensation philosophy, we intend to continue to maintain our current benefits for our executive officers, including medical (which may include contributions by the Company to a health savings account controlled by the executive officer), dental, vision and life insurance coverage and short-term and long-term disability insurance coverage. Our executives are eligible to participate in our employee stock purchase plan and 401(k) plan. Our executives may elect to contribute up to 100% of their compensation, or the statutorily prescribed limit, if less, to the 401(k) plan. We match 50% of each employee's contributions up to a maximum of 3% of the employee's base salary, bonuses and commissions. The 401(k) plan has a profit-sharing element whereby we may make a contribution in an amount to be determined annually by our Board of Directors. To date, we have never used the profit-sharing element of our 401(k) plan. An employee's interests in his or her deferrals are 100% vested when contributed, and any employer matching or profit-sharing contributions will vest over four years.

We also provide vacation and other paid holidays to all employees, including our executive officers, which we believe to be comparable to those provided at peer companies. However, our Board of Directors and the Compensation Committee in their discretion may revise, amend or add to the executive officers' benefits as deemed advisable. We have no current plans to change either existing employment agreements (except as required by law or as required to clarify the benefits to which our executive officers are entitled as set forth herein) or levels of benefits provided thereunder.

Personal Benefits. We also provide our named executive officers with limited personal benefits, or perquisites, that we believe are reasonable. We believe these personal benefits help us attract and retain the best talent and keep our executive compensation competitive. As further described below, most of these personal benefits are offered only to specified executives in special situations. In connection with the use by the Company of corporate credit cards for corporate expenses, our credit card company provides us with reward points that can be used for a variety of purposes. We allow our CEO to utilize some of these reward points for personal use. We determined the value of these reward points based on the reasonable dollar value of the points earned in connection with the use of the corporate credit cards by the Company. We reimburse our NEOs for the cost of spousal attendance at certain Company-related events, as well as the related income taxes associated with our payment of these expenses. We also reimburse our NEOs for certain personal expenses, including entertainment during Company-related travel.

Employment, Severance and Change-in-Control Arrangements

In June 2006, we entered into change of control agreements with each of Messrs. James, Herring, Error, and Harrington, and we entered into a change of control agreement with Mr. Mellor in February 2008. The agreements provide certain benefits to these executive officers in the event of their termination of employment in connection with a change in control of the Company. These benefits were determined by the Compensation Committee based on advice of counsel after a review of certain other industry participants' change of control arrangements. We believe these agreements are useful tools that help the Company from a retention standpoint. Such agreements are particularly necessary in an industry, such as ours, where there has been market consolidation. We recognize that it is possible that we may undergo a change of control, and that this possibility could result in the departure or distraction of our named executive officers to the detriment of our business. We believe that entering into these change of control agreements will help to maintain the continued focus and dedication of the named executive officers to their assigned duties to maximize stockholder value without the distraction that could result from the uncertainty of a change of control. Detailed information about these agreements, including a description of payout amounts under a hypothetical change in control of the Company or termination of these executives as of the last business day of 2007 is included in this proxy statement under the heading *"Change-in-Control Arrangements and Potential Payments Upon Termination or Change in Control."*

Compensation Committee Report

The Compensation Committee of the Board of Directors of Omniture, Inc. has reviewed and discussed the Compensation Discussion and Analysis contained in this proxy statement with management and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in our annual report on Form 10-K for the period ended December 31, 2007 and this proxy statement.

COMPENSATION COMMITTEE OF THE
BOARD OF DIRECTORS OF OMNITURE, INC.

Gregory S. Butterfield, Chair
D. Fraser Bullock
Mark P. Gorenberg
Rory T. O'Driscoll

Summary Compensation Table

The following table shows the compensation paid by Omniture to each of our NEOs during the fiscal years ended December 31, 2006 and 2007, respectively:

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)	Stock Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Joshua G. James	2006	230,682	1,000	193,142	186,226	68,181	679,231
President and Chief Executive Officer	2007	340,000	—	1,290,530	416,288	112,829	2,159,647
Michael S. Herring	2006	190,000	—	72,428	70,766	5,889	339,083
Chief Financial Officer and Executive Vice President	2007	223,750	—	354,445	156,109	8,550	742,854
John R. Pestana	2006	230,682	—	48,285	93,112	6,600	378,679
Executive Vice President, Customer Success	2007	205,625	—	1,290,530	—	28,826	1,524,981
Brett M. Error	2006	205,000	—	—	76,859	—	281,859
Chief Technology Officer and Executive Vice President, Products	2007	227,500	—	259,007	197,078	1,425	685,010
Christopher C. Harrington	2006	130,833	—	72,428	473,725	3,576	680,562
President, Worldwide Sales and Client Services	2007	177,500	—	509,849	300,295	3,844	991,488
John F. Mellor	2006	136,250	—	—	80,063	—	216,313
Executive Vice President, Business Development and Corporate Strategy	2007	172,500	—	103,603	69,746	4,414	350,263

(1) Represents base salary earned in 2006 and 2007, respectively, which monthly base salary amounts were adjusted mid-year after the Compensation Committee of our Board established new base salary amounts during each year.

(2) Represents the amount of stock-based compensation expense recognized during the years ended December 31, 2006 and 2007, respectively, for financial accounting purposes in accordance with SFAS No. 123R, *"Share-Based Payment."* Assumptions used in the calculation of these amounts are included in Note 7 to our consolidated financial statements for the fiscal year ended December 31, 2006 included in our annual report on Form 10-K filed with the SEC on March 23, 2007 and in Note 8 to our consolidated financial statements for the fiscal year ended December 31, 2007 included in our annual report on Form 10-K filed with the SEC on February 29, 2008.

(3) Represents incentive bonus compensation earned by these officers in 2006 and 2007. For Mr. Harrington, it also includes $378,725 and $246.962 of sales commissions earned by him in 2006 and 2007, respectively. For Mr. Error, it also includes $3,500 earned by him in connection with our patent incentive program in 2007. For Mr. Mellor, it also includes $38,846 of sales commissions earned by him in 2007.

(4) Amounts in this column include the following: for Mr. James, $37,195 and $84,908 for the value of personal use of reward points provided by our credit card company in connection with use by the Company of corporate credit cards for corporate expenses in 2006 and 2007, respectively, $13,412 and $14,973 for spousal attendance at Company-related events in 2006 and 2007, respectively, and reimbursement of the taxes associated with the compensation cost associated with such attendance, $10,974 and $6,119 for other personal expenses, including entertainment during Company travel, during 2006 and 2007, respectively, $6,600 and $6,229 in Company matching contributions to our 401(k) plan during 2006 and 2007, respectively, and $600 in Company matching contributions to Mr. James's Health Savings Account in 2007; for Mr. Herring, $200 for entertainment during Company-related travel in 2007, $5,889 and $7,750 in Company matching contributions to our 401(k) plan during 2006 and 2007, respectively and $600 in Company matching contributions to Mr. Herring's Health Savings Account in 2007; for Mr. Pestana, $6,600 and $6,834 in Company matching contributions to our 401(k)

plan during 2006 and 2007, respectively, $21,467 in vacation accrual paid out upon Mr. Pestana's departure as an employee in 2007 and $525 in Company matching contributions to Mr. Pestana's Health Savings Account in 2007; for Mr. Error, $1,425 for entertainment during Company-related travel in 2007; for Mr. Harrington, $3,576 and $3,844 for spousal attendance at Company-related events and reimbursement of the taxes associated with the compensation cost of attendance of his spouse at Company-related events during 2006 and 2007 respectively; and for Mr. Mellor, $3,737 in Company matching contributions to our 401(k) plan during 2007, $240 in Company matching contributions to Mr. Mellor's Health Savings Account in 2007, and $437 for entertainment during Company-related travel in 2007.

Grants of Plan-Based Awards in 2007

The following table sets forth grants of plan-based awards made during the fiscal year ended December 31, 2007 to each of our NEOs:

Name and Principal Position	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Option Awards: Number of Securities Underlying Options (#)[2]	Exercise or Base Price of Option Awards ($/Share)	Grant Date Fair Value of Stock and Option Awards ($)[3]
		Threshold ($)	Target ($)[1]	Maximum ($)			
Joshua G. James	—	—	200,000	—	—	—	—
President and Chief Executive Officer	March 30, 2007	—	—	—	500,000	18.23	5,484,200
Michael S. Herring	—	—	75,000	—	—	—	—
Chief Financial Officer and Executive Vice President	March 30, 2007	—	—	—	125,000	18.23	1,371,050
John R. Pestana	—	—	—	—	—	—	—
Executive Vice President, Customer Success							
Brett M. Error	—	—	75,000	—	—	—	—
Chief Technology Officer and Executive Vice President, Products	March 30, 2007	—	—	—	125,000	18.23	1,371,050
Christopher C. Harrington	—	—	310,000	—	—	—	—
President, Worldwide Sales and Client Services	March 30, 2007	—	—	—	200,000	18.23	2,193,680
John F. Mellor	—	—	60,000	—	—	—	—
Executive Vice President, Business Development and Corporate Strategy	March 30, 2007	—	—	—	50,000	18.23	548,420

(1) For Messrs. Harrington and Mellor, these amounts include target commission amounts of $235,000 and $30,000 respectively.

(2) These awards vest and become exercisable according to a 4-year vesting schedule based on continued employment, with 25% of the shares subject to the option vesting on March 30, 2008 and an additional 1/48 of the shares subject to the option vesting in equal monthly installments each month thereafter until they are fully vested at March 30, 2011. These awards expire 10 years after the effective date of the grant. For further information regarding the impact of certain events upon the vesting schedules of these options, please see the "*Employment Agreements and Change-in-Control Arrangements*" section of this proxy statement.

(3) Represents the grant date fair value of stock options granted during the year ended December 31, 2007 in accordance with SFAS No. 123R. The grant date fair value is the amount of stock-based compensation expense the Company expects to recognize over the option's service period. Assumptions used in the calculation of these amounts are included in Note 8 to the Company's consolidated financial statements for the fiscal year ended December 31, 2007 included in the Company's annual report on Form 10-K filed with the SEC on February 29, 2008.

Outstanding Equity Awards at December 31, 2007

The following table sets forth, for each of our NEOs, the number and exercise price of unexercised options as of the end of fiscal year 2007:

	Option Awards			
Name and Principal Position	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Joshua G. James	187,500	—	0.11	July 31, 2009
President and Chief Executive	34,871[(1)]	—	0.33	August 30, 2009
Officer	65,625	134,375[(2)]	7.50	March 28, 2016
	—	500,000[(3)]	18.23	March 29, 2017
Michael S. Herring	28,969[(4)]	—	0.50	November 1, 2014
Chief Financial Officer	2,359	50,391[(2)]	7.50	March 28, 2016
and Executive Vice President	—	125,000[(3)]	18.23	March 29, 2017
John R. Pestana[(5)]	16,406	33,594[(2)]	7.50	March 28, 2016
Executive Vice President, Customer Success				
Brett M. Error	409,735	—	0.11	July 31, 2009
Chief Technology Officer	214,286	35,714[(6)]	1.40	May 12, 2015
and Executive Vice President, Products	—	125,000[(3)]	18.23	March 29, 2017
Christopher C. Harrington	10,000[(7)]	—	0.11	March 31, 2014
President, Worldwide	125,000[(8)]	—	0.50	October 26, 2014
Sales and Client	4,709	50,391[(2)]	7.50	March 28, 2016
Services	—	200,000[(3)]	18.23	March 29, 2017
John F. Mellor	37,500[(8)]	—	0.50	October 26, 2014
Executive Vice President, Business Development and Corporate Strategy	—	50,000[(2)]	18.23	March 29, 2017

(1) Stock option award which vests as to 1/4 of the shares subject to the option on April 13, 2005 and an additional 1/48 of the shares subject to the option vest each month thereafter until it is fully vested at April 13, 2008. However, the option is fully exercisable.

(2) Stock option awards which vest and become exercisable according to 4-year vesting schedule commencing on March 29, 2006 and based on continued employment, with 75% of the shares subject to the option awards vesting in equal monthly installments commencing on March 29, 2006 and 25% of the shares subject to the option awards vesting on March 29, 2010.

(3) Stock option award which vests as to 1/4 of the shares subject to the option on March 30, 2008 and an additional 1/48 of the shares subject to the option vest each month thereafter until it is fully vested at March 30, 2012.

(4) Stock option award which vests on November 1, 2008, but which is fully exercisable for unvested shares.

(5) This table does not include: (a) 2,906 shares of common stock held by Mr. Pestana as of December 31, 2007, which he purchased pursuant to a stock option award granted to him on August 31, 2004, which are unvested and subject to a lapsing right of repurchase in our favor upon Mr. Pestana's cessation of service.

(6) Stock option award which vests on May 13, 2009, but which may be exercised before the award is vested based on an exercise schedule set forth in the award agreement. As of December 31, 2007, 214,286 shares were exercisable and the remaining 35,714 shares under the award became exercisable on January 1, 2008. If Mr. Error exercises any portion of the stock option award before it vests, the shares purchased will be subject to a lapsing right of repurchase in our favor upon his cessation of service.

(7) Stock option award which vested on April 1, 2008, but which was fully exercisable prior to vesting.

(8) Stock option award which vests on October 27, 2008, but which is fully exercisable for unvested shares.

Option Exercises in 2007

The following table sets forth, for each of our NEOs, the number of shares acquired and the value realized on options exercised during the fiscal year ended December 31, 2007:

Name and Principal Position	Option Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)
Joshua G. James *President and Chief Executive Officer*	—	—
Michael S. Herring *Chief Financial Officer and Executive Vice President*	22,250	407,495
John R. Pestana *Executive Vice President, Customer Success*	—	—
Brett M. Error *Chief Technology Officer and Executive Vice President, Products*	1,063,265	24,629,495
Christopher C. Harrington *President, Worldwide Sales and Client Services*	207,400	4,172,150
John F. Mellor *Executive Vice President, Business Development and Corporate Strategy*	—	—

(1) The value realized is based upon the difference between the fair market value of the shares purchased on the exercise date and the exercise price multiplied by the number of shares covered by the exercised option.

Equity Compensation Plan Information and Equity Award Guidelines

The following table provides information as of December 31, 2007 regarding total shares subject to outstanding stock options and warrants and total additional shares available for issuance under our existing equity incentive and employee stock purchase plans.

Securities Authorized for Issuance under Equity Compensation Plans

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options and Warrants (a)	Weighted-Average Exercise Price of Outstanding Options and Warrants (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders(1)	9,517,654	$11.13	1,105,657
Equity compensation plans not approved by security holders(2)	991,977	0.57	—
Total	10,509,631	$10.14	1,105,657

(1) The number of shares remaining available for future issuance includes 133,632 shares under our equity incentive plans and 972,025 shares under our employee stock purchase plan. These amounts do not include 3,043,344 and 608,668 additional shares authorized in the first quarter of fiscal 2008 related to our 2006 Equity Incentive Plan and 2006 Employee Stock Purchase Plan, respectively. The calculations used in determining these annual increases to these plans are found under the headings "*2006 Equity Incentive Plan*" and "*2006 Employee Stock Purchase Plan,*" respectively.

(2) The shares to be issued under these plans relate to the (a) Touch Clarity Limited Enterprise Management Incentives Share Option Plan 2002 and the Touch Clarity Limited 2006 U.S. Stock Plan, each of which were adopted in 2007 in connection with our acquisition of Touch Clarity and do not have any shares remaining

available for future issuance and (b) shares issuable under one outstanding warrant and shares issuable under one non-plan stock option. Not included in the amounts above are (a) 89,191 shares available under our 2007 Equity Incentive Plan which was adopted in the first quarter of 2008 in connection with our acquisition of Offermatica and (b) 18,793 shares under the Avivo Corporation 1999 Equity Incentive Plan, 147,064 shares under the Visual Sciences, Inc. Amended and Restated 2000 Equity Incentive Plan, 1,392,055 shares under the Visual Sciences, Inc. 2004 Equity Incentive Award Plan, 106,954 shares under the Visual Sciences, Inc. 2006 Employment Commencement Incentive Award Plan (all of which do not have any shares remaining available for future issuance) and 952,093 shares available under our 2008 Equity Incentive Plan, each of which were adopted in the first quarter of 2008 in connection with our acquisition of Visual Sciences, Inc. Each of the plans described in this footnote were approved by the stockholders of the applicable acquired entity prior to our acquisition of such entities.

Stock Option Committee Authority and Limitations

In March 2006, our Board of Directors created a Stock Option Committee and granted to it authority to grant equity awards to employees from our 2006 Plan, in accordance with certain specific grant guidelines determined by our Board and the Compensation Committee. In January 2008, our Board also granted authority to the Stock Option Committee to grant equity awards to employees from our 2007 Equity Incentive Plan, or 2007 Plan, and our 2008 Equity Incentive Plan, or 2008 Plan, in accordance with certain specific grant guidelines determined by our Board and the Compensation Committee.

The Stock Option Committee is composed of two members of our management: Mr. James, our chief executive officer, and Mr. Herring, our chief financial officer. The Stock Option Committee typically meets on the last trading day of each month. The Stock Option Committee has authority to grant equity awards under the 2006 Plan, 2007 Plan and 2008 Plan to employees subject to the following guidelines and limitations established by our Board and the Compensation Committee:

- The Stock Option Committee may grant equity awards only to employees who are not: (1) subject to the reporting requirements of Section 16 of the Securities Exchange Act of 1934, as amended, or Section 16 reporting persons; (2) executive vice presidents or senior vice presidents of Omniture; (3) members of the Stock Option Committee; or (4) employees who hold 5% or more of the outstanding common stock of Omniture.

- All grants of equity awards must be unanimously approved by the Stock Option Committee.

- Equity awards granted by the Stock Option Committee shall be effective upon the last trading day of the month (the last day of the month on which The Nasdaq Global Market is open for trading) in which the grants are approved by the Committee.

- The exercise price of all equity award grants shall be the closing sales price for Omniture common stock on the effective date for such awards.

- The vesting commencement date for an equity award grant shall be either: (1) the date on which the employee's *bona fide* employment commences (for newly hired employees); or (2) the effective date of the grant.

- In each calendar year, the Stock Option Committee may not grant equity awards in excess of the following limitations: (1) a maximum of 50,000 shares of common stock under a stock option award to any single employee; (2) a maximum of 25,000 restricted stock units to any single employee; (3) a maximum of 25,000 stock appreciation rights to any single employee; and (4) a maximum of 2,000,000 shares of stock in total for all equity award grants.

In addition, the Stock Option Committee is required to report at each meeting of the Compensation Committee of the Board on all equity awards granted by the Committee since the previous meeting of the Compensation Committee.

Equity Guidelines and Practices

Our Board of Directors has determined that equity awards may be granted under the 2006 Plan, 2007 Plan and 2008 Plan by (1) the Board, (2) the Compensation Committee of the Board and (3) the Stock Option Committee. The Compensation Committee has adopted the equity award guidelines described below. These guidelines are designed to comply with: (1) the administrative provisions of the 2006 Plan, 2007 Plan and 2008 Plan; (2) the requirements of the Delaware General Corporation Law; (3) the corporate governance requirements of the Nasdaq rules; (4) applicable rules and regulations of the SEC, including those relating to Section 16 of the Securities Exchange Act of 1934, as amended, or Section 16; and (5) relevant sections of the U.S. Internal Revenue Code, including Section 422 (incentive stock options), Section 409A (deferred compensation) and Section 162(m) (performance based compensation). The Stock Option Committee's authority to make grants under the 2006 Plan, 2007 Plan and 2008 Plan is subject to the guidelines and limitations described above. The following guidelines apply with respect to equity awards made by the Board or the Compensation Committee:

- Only the Board and the Compensation Committee may grant equity awards to employees who are (1) Section 16 reporting persons; (2) executive vice presidents or senior vice presidents of Omniture; (3) members of the Stock Option Committee; or (4) employees who hold 5% or more of the outstanding common stock of Omniture.

- Equity awards shall be effective upon the last trading day of the month (the last day of the month on which The Nasdaq Global Market is open for trading) in which the grants are approved by the Board or the Compensation Committee.

- The exercise price of stock options and stock appreciation rights shall be the closing sales price for Omniture common stock on the effective date for such awards. The Compensation Committee shall determine the purchase price of restricted stock, restricted stock units and performance shares; however, such awards generally will be issued for no cash consideration from the recipient of the award.

- The vesting commencement date for an equity award grant shall generally be either: (1) the date on which the employee's *bona fide* employment commences (for newly hired employees); or (2) the date on which the grant is approved by the Board or Compensation Committee.

In addition, our Board has retained the authority to make discretionary equity award grants to non-employee directors. Discretionary grants are subject to the guidelines described above, except that the vesting commencement date for any such discretionary award will be the date on which the grant is approved by the Board. Our Compensation Committee may at any time, and without the approval of the Board, modify the guidelines described above to the extent necessary to maintain compliance with state, federal or foreign laws or regulations.

Employee Benefit Plans

1999 Equity Incentive Plan

Our Board of Directors adopted our 1999 Equity Incentive Plan, or 1999 Plan, in August 1999. Our 1999 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees and any parent and subsidiary corporations' employees, and for the grant of nonstatutory stock options to our employees, directors and consultants and any parent and subsidiary corporations' employees and consultants. The 1999 Plan also allows for awards of stock purchase rights. We will not grant any additional awards under our 1999 Plan. Instead we will grant options under our 2006 Plan, 2007 Plan and 2008 Plan.

Administration

Our Compensation Committee currently administers our 1999 Plan. Under our 1999 Plan, the plan administrator has the power to determine the terms of the awards, including the service providers who will receive awards, the exercise price, the number of shares subject to each award, the vesting schedule and exercisability of awards and the form of consideration payable upon exercise.

Stock Options

The exercise price of incentive stock options must be at least equal to the fair market value of our common stock on the date of grant, and their terms may not exceed ten years. With respect to any participant who owns 10% or more of the voting power of all classes of our outstanding stock as of the grant date, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The plan administrator determines the term of all other options.

After termination of an employee, director or consultant, that participant may exercise his or her option for the period of time specified in the stock option agreement subject to the following limitations:

- if the participant is terminated for any reason other than death, disability or cause, then the participant may exercise options vested as of the termination date within three months of the termination date (or within a shorter period not to be less than 30 days or a longer period not to exceed five years after the termination date as determined by the plan administrator), but in no event later than the expiration date of the options;

- if the participant is terminated because of death or disability or dies within three months after a termination other than for cause, then the participant may exercise options vested as of the termination date within 12 months of the termination date (or within a shorter period not to be less than six months or within a longer period not to exceed five years after the termination date as may be determined by the plan administrator), but in no event later than the expiration date of the options; and

- if the participant is terminated for cause, the participant's options expire on the termination date or such later time as determined by the plan administrator.

"Cause" under our 1999 Plan generally includes participant termination because of:

- any willful violation by the participant of any law or regulation or conviction of a felony or fraud;

- commission of an act of dishonesty that involves personal profit in connection with our company;

- any material breach of any agreement regarding the terms of a participant's service, including the failure or refusal to perform the material duties required of that participant or a breach of any invention assignment and confidentiality agreement;

- disregard of our policies so as to cause loss, damage or injury to our property, reputation or employees; or

- any other misconduct by the participant that is materially injurious to our financial condition or business reputation.

Unless the plan administrator provides otherwise, our 1999 Plan does not allow for the transfer of awards other than by will or the laws of descent and distribution and only the participant may exercise an award during his or her lifetime.

Change-in-Control Transactions

Our 1999 Plan provides that, in the event of our "change in control," the successor corporation or its parent or subsidiary may assume each outstanding award or substitute or replace it with an equivalent award. If there is no assumption, substitution or replacement of an outstanding award, the award will be exercisable to the extent set forth in the applicable option documents and, if not exercised prior to the consummation of the transaction, will terminate.

Plan Amendments

Our 1999 Plan will automatically terminate in 2009. In addition, our Board of Directors has the authority to amend, suspend or terminate the 1999 Plan provided that its action does not impair the rights of any participant.

2006 Equity Incentive Plan

Our Board of Directors adopted our 2006 Equity Incentive Plan in March 2006 and our stockholders approved the plan in May 2006. Our 2006 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to our employees and any parent and subsidiary corporations' employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights and performance shares to our employees, directors and consultants and our parent and subsidiary corporations' employees and consultants.

Authorized Shares

As of March 31, 2008, we have authorized 8,200,615 shares of our common stock for issuance under the 2006 Plan, and the plan provides for automatic annual increases in the number of shares available for issuance thereunder on the first day of each year equal to the lesser of:

- 5% of the outstanding shares of our common stock on the last day of the preceding year; and
- 60,000,000 shares.

Administration

Our Compensation Committee is currently the plan administrator responsible for administering our 2006 Plan. The plan administrator has the power to determine the terms of the awards, including the exercise price, the number of shares subject to the award, the exercisability of the award and the form of consideration to pay the exercise price. The plan administrator also has the authority to institute an exchange program whereby the exercise prices of outstanding awards may be reduced or outstanding awards may be surrendered in exchange for awards with a lower exercise price.

Unless the plan administrator provides otherwise, our 2006 Plan does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

Stock Options

The plan administrator determines the exercise price of options granted under our 2006 Plan, but with respect to nonstatutory stock options intended to qualify as "performance based compensation" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended, and all incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, the exercise price must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed ten years. With respect to any participant who owns 10% or more of the voting power of all classes of our outstanding stock as of the grant date, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The plan administrator determines the term of all other options.

After termination of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in the option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for three months. However, an option may not be exercised later than its expiration date.

Restricted Stock Units

We are authorized to grant restricted stock units under our 2006 Plan. Restricted stock units are awards of restricted stock, performance shares or performance units that are paid out in installments or on a deferred basis. The plan administrator will determine the terms and conditions of restricted stock units, including the vesting criteria and the form and timing of payment.

Stock Appreciation Rights

We are authorized to grant stock appreciation rights under our 2006 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the

date of grant. The plan administrator determines the terms of stock appreciation rights, including when these rights become exercisable and whether to pay the increased appreciation in cash, with shares of our common stock, or with a combination thereof. Stock appreciation rights expire under the same rules that apply to stock options.

Restricted Stock Awards

We are authorized to grant restricted stock awards under our 2006 Plan. Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the plan administrator. The plan administrator will determine the number of shares of restricted stock granted to any employee. The plan administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the plan administrator may set restrictions based on the achievement of specific performance goals. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Performance Shares

We are authorized to grant performance shares under our 2006 Plan. Performance shares are awards that will result in a payment to a participant only if performance goals established by the plan administrator are achieved or the awards otherwise vest. The plan administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance shares to be paid out to participants. Performance shares will have an initial value equal to the fair market value of our common stock on the grant date. Payment for performance shares will be made in shares of our common stock, as determined by the plan administrator.

Automatic Grants

Our 2006 Plan also provides for the automatic grant of stock appreciation rights, or SARs, to our non-employee directors. Each non-employee director appointed to the Board of Directors will receive an initial award of 50,000 SARs upon such appointment. This award will vest as to one-third of the SARs subject to the award on the first anniversary of the date of grant and quarterly thereafter, so as to be fully vested at the end of three years subject to the director's continued service on each relevant vesting date. In addition, non-employee directors who have been directors for at least six months will receive a subsequent award of 25,000 SARs immediately following each annual meeting of our stockholders. This award will vest on the day prior to the next year's annual stockholder meeting, subject to the director's continued service on the vesting date. All awards granted under the automatic grant provisions will have a term of ten years and an exercise price equal to the fair market value on the date of grant.

Change-in-Control Transactions

Our 2006 Plan provides that, in the event of our "change in control," the successor corporation or its parent or subsidiary will assume, or substitute an equivalent award for, each outstanding award. If there is no assumption or substitution of outstanding awards, the plan administrator will determine the treatment of awards and, if accelerating the awards, will provide notice to the recipient that he or she has the right to exercise the option or stock appreciation right as to all of the shares subject to the award, that all restrictions on restricted stock will lapse, that all performance goals or other vesting requirements for performance shares will be deemed achieved, and that all other terms and conditions will be deemed met. The option or stock appreciation right will terminate upon the expiration of the period of time the plan administrator provides in the notice. In the event the service of an outside director is terminated on or following a change in control, other than pursuant to a voluntary resignation, his or her options and stock appreciation rights will fully vest and become immediately exercisable, all restrictions on restricted stock will lapse, all performance goals or other vesting requirements for performance shares will be deemed achieved, and all other terms and conditions will be deemed met.

Plan Amendments

Our 2006 Plan will automatically terminate in 2016, unless we terminate it sooner. Our Board of Directors has the authority to amend, suspend or terminate the 2006 Plan provided that its action does not impair the rights of any participant.

2006 Employee Stock Purchase Plan

Our Board of Directors adopted the 2006 Employee Stock Purchase Plan in March 2006 and our stockholders approved the plan in May 2006.

Authorized Shares

As of March 31, 2008, a total of 1,591,707 shares of our common stock has been authorized for sale under this plan. In addition, our 2006 Employee Stock Purchase Plan provides for annual increases in the number of shares available for issuance under the 2006 Employee Stock Purchase Plan on the first day of each year equal to the least of:

- 1% of the outstanding shares of our common stock on the first day of the year;
- 12,000,000 shares; and
- such other amount as may be determined by our Board of Directors or a committee thereof.

Our Compensation Committee is responsible for administering our 2006 Employee Stock Purchase Plan. Our Board of Directors or its committee has full and exclusive authority to interpret the terms of the 2006 Employee Stock Purchase Plan and determine eligibility.

Eligibility

All of our employees are eligible to participate if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted rights to purchase stock if that employee:

- immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock, or
- if that employee's rights to purchase stock under all of our employee stock purchase plans would accrue at a rate that exceeds $25,000 worth of our stock for each calendar year in which these rights are outstanding.

Offering Periods

Our 2006 Employee Stock Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code of 1986, as amended, and provides for consecutive, non-overlapping six-month offering periods. The offering periods generally start on the first trading day on or after February 15 and August 15 of each year.

Limitations

Our 2006 Employee Stock Purchase Plan permits participants to purchase common stock through payroll deductions of up to 10% of their eligible compensation, which includes their wage gross earnings, commissions, overtime and shift premiums, exclusive of payments for incentive compensation, bonuses and other compensation. A participant may purchase a maximum of 1,000 shares of common stock during a six-month offering period.

Purchase of Shares

Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each six-month offering period. The purchase price is 95% of the fair market value of our common stock at the exercise date. Participants may end their participation at any time during an offering period, and will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with us.

Transferability

A participant may not transfer rights granted under the 2006 Employee Stock Purchase Plan other than by will, the laws of descent and distribution or as otherwise provided under the 2006 Employee Stock Purchase Plan.

Change of Control Transactions

In the event of our "change of control," a successor corporation may assume or substitute for each outstanding purchase right. If the successor corporation refuses to assume or substitute for the outstanding purchase rights, the offering period then in progress will be shortened, and a new exercise date will be set.

Plan Amendments

Our Board of Directors has the authority to amend or terminate our 2006 Employee Stock Purchase Plan, except that, subject to certain exceptions described in the 2006 Employee Stock Purchase Plan, no such action may adversely affect any outstanding rights to purchase stock under our 2006 Employee Stock Purchase Plan.

The Touch Clarity Limited Enterprise Management Incentives Share Option Plan 2002

The Touch Clarity Limited Enterprise Management Incentives Share Option Plan 2002, or Touch Clarity UK Plan, was adopted by Touch Clarity Limited on December 22, 2002, and amended on January 31, 2005.

The Touch Clarity UK Plan enables the grant of enterprise management incentive options, or EMI options, which are tax-favored EMI options within the meaning of Schedule 5 of the UK Income Tax (Earnings & Pensions) Act 2003. It also contains a Part B which enables the grant of non-EMI options to non-employees who provide services to a group company.

The Touch Clarity UK Plan only permits the grant of options and no other incentive awards. The Touch Clarity UK Plan was only used to grant replacement options over Omniture shares of common stock in order to replace existing options granted under the Touch Clarity UK Plan by Touch Clarity Limited prior to the acquisition of Touch Clarity Limited. The Touch Clarity UK Plan will not be used to grant any new options. Any future options to be granted to employees (or non-employees) of Touch Clarity Limited will be granted under the UK Sub-Plan of our 2006 Plan, or under our 2006 Plan.

Administration

Under the Touch Clarity UK Plan, the administration was previously undertaken by the remuneration committee of Touch Clarity Limited. That role is now to be undertaken by the Compensation Committee of our Board of Directors. The Compensation Committee's decision regarding any matter under the Touch Clarity UK Plan is final and binding.

Stock Options

EMI options may be granted to employees or directors of the company or its subsidiaries who work more than 25 hours a week for the company or, if less, 75% of their working time for the company. Non-EMI options may be granted to persons providing services to any group company through a contract for services.

Options can only be exercised once they have vested. The vesting of each holder's options is governed by their own individual option certificate, and vesting typically takes place in equal monthly installments over a three to four year period from the date of grant of the original option and this vesting schedule will be retained in the replacement option. Options cannot be transferred and only the optionholder can exercise an option during his or her lifetime. Options lapse 10 years from the grant of options and in relation to the replacement options this will be 10 years from the grant of the original option that the replacement option is replacing.

If an employee's employment ceases by virtue of death, disability or retirement, then all their options are exercisable in full within 40 days of the cessation of employment. If employment ceases for redundancy or dismissal other than cause, that employee's options are only exercisable within 30 days of cessation fully or in part with the consent of the compensation committee. If the employee's employment ceases for any other reason, only vested options may be exercised within 40 days of ceasing employment.

Where a non-employee ceases to provide services then the Compensation Committee may decide in its discretion to permit exercise of the options in whole or part.

Change in Control

The Touch Clarity UK Plan does not provide for an automatic acceleration of vesting upon a change of control. Certain of the optionholders currently have rights to acceleration, which were triggered on the acquisition of Touch Clarity Limited by Omniture. Certain of the optionholders have rights to acceleration triggered by a cessation of employment within a certain period of a change of control.

Plan Amendments

No new options may be granted after December 22, 2012, and the Compensation Committee may at any time amend, suspend or terminate the Touch Clarity UK Plan at any time, provided that the interests of the subsisting optionholders are not prejudiced.

Touch Clarity 2006 U.S. Stock Plan

Outstanding awards under the Touch Clarity Limited 2006 U.S. Stock Plan, or Touch Clarity U.S. Plan, were assumed by us in connection with our acquisition of Touch Clarity, which was completed on March 1, 2007.

The Touch Clarity U.S. Plan allows the grant of stock purchase rights, nonstatutory stock options, and incentive stock options within the meaning of Section 422 of the Internal Revenue Code, to employees, outside directors, and consultants providing services to Touch Clarity, Inc. Incentive stock options, or ISOs, have certain tax advantages under the Internal Revenue Code.

The Touch Clarity U.S. Plan will not be used to make new grants and its terms will govern only outstanding awards under the Touch Clarity U.S. Plan that were assumed. Any future options to be granted to employees (or non-employees) of Touch Clarity, Inc. will be granted under our 2006 Plan.

Administration

The Touch Clarity U.S. Plan was administered by a Board committee of Touch Clarity Limited. That role is now undertaken by the Compensation Committee of our Board of Directors. The Compensation Committee's decision regarding any matter under the Touch Clarity U.S. Plan is final and binding.

Stock Options

ISOs may only be granted to employees of the Company or its subsidiaries. Nonstatutory options and stock purchase rights may be granted to persons providing services to the Company or its subsidiaries.

Stock options can only be exercised once they have been vested. The vesting of each holder's options is governed by their own individual option agreement, and vesting typically takes place in equal monthly installments over a three-to-four year period from the date of grant of the option. These terms will continue to apply without change for options assumed under the Touch Clarity U.S. Plan. Options generally cannot be transferred other than by will or the laws of descent and distribution, and only the optionholder or guardian or legal representative of the optionholder can exercise an option during the optionholder's lifetime. Options lapse 10 years from the date of grant except for ISOs granted to certain optionees which can only be granted for 5-year terms.

Subject to the terms of individual option award agreements, the Touch Clarity U.S. Plan provides that options may be exercised with cash, cash equivalents, promissory notes, surrender of shares, or other forms permitted by applicable law at the discretion of our Board of Directors.

If an optionee's employment is terminated on account of the death of the optionee, the vested portion of the option may be exercised for 12 months after the optionee's death, and if an optionee's employment is terminated due to the disability of the optionee, the vested portion of the option may be exercised for 6 months following the date of such termination. For termination of employment for other than death or disability, the vested portion of the option shall be exercisable for 30 days following such termination. In no case may an option be exercised after expiration of the option term.

Stock Purchase Rights

Stock awards under the Touch Clarity U.S. Plan must be evidenced by a stock purchase agreement between the purchaser and us. Any such right to acquire shares shall expire if not exercised within 30 days of grant, and such rights are not transferable. The purchase price to acquire shares under the Touch Clarity U.S. Plan shall be no less than 85% of fair market value on the date of grant, and any shares delivered pursuant to such rights were subject to rights of repurchase, first refusal, and other transfer restrictions determined at the discretion of our Board. We will not grant any stock awards under the Touch Clarity U.S. Plan.

Change in Control

The Touch Clarity U.S. Plan does not provide for an automatic acceleration of vesting upon a change of control.

Amendment and Termination

Our Board of Directors may amend or terminate the Touch Clarity U.S. Plan at any time and for any or no reason, provided that such actions may not adversely affect shares previously issued under the Touch Clarity U.S. Plan or any option previously granted under the Touch Clarity U.S. Plan.

2007 Equity Incentive Plan

In connection with our acquisition of Offermatica, or the Offermatica Acquisition, our Board of Directors adopted the 2007 Equity Incentive Plan in January 2008.

The 2007 Plan provides for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, and performance shares to our employees, consultants and directors and to employees, consultants and directors of our subsidiaries who were not employed or providing services to us or any of our subsidiaries at the time of the consummation of the Offermatica Acquisition. As of March 31, 2008, we have authorized 89,191 shares of our common stock for issuance under the 2007 Plan.

Administration

Our Board, or a committee appointed by the Board, administers the 2007 Plan and controls its operation. The administrator determines the terms and conditions of all awards granted under the 2007 Plan, including the exercise price, the time or times when awards may be exercised (which may be based on performance criteria), any vesting acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any award or the shares relating thereto.

Stock Options and Stock Appreciation Rights

Stock options and stock appreciation rights granted under the 2007 Plan have an exercise price equal to 100% of the fair market value of the shares underlying the award on the date of grant. The 2007 Plan permits options to be exercised with cash, check, certain other shares of our common stock, consideration received by us under a broker-assisted "cashless exercise" program or such other consideration as permitted by applicable laws. After a participant's termination of service with us, the vested portion of his or her option will generally remain exercisable for the period of time stated in the option agreement. If a specified period of time is not stated in the option agreement, the option will remain exercisable for three months following termination for reasons other than death or disability (twelve months following a termination due to death or disability), subject to the original term of the option.

Unless the administrator determines otherwise, awards granted under the 2007 Plan may not be sold, pledged, assigned, hypothecated, transferred or disposed of other than by will or the laws of descent or distribution and may be exercised during a participant's lifetime only by the participant. In the event we experience any dividend or other distribution, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of shares or other securities, or other change in our corporate structure affecting the shares occurs, the administrator, in order to prevent diminution or enlargement of the benefits or

potential benefits intended to be made available under the 2007 Plan, may make appropriate adjustments to outstanding awards and to the shares available for issuance under the 2007 Plan.

Restricted Stock Units

We are authorized to grant restricted stock units under our 2007 Plan. Restricted stock units are awards of restricted stock, performance shares or performance units that are paid out in installments or on a deferred basis. The plan administrator will determine the terms and conditions of restricted stock units, including the vesting criteria and the form and timing of payment.

Change in Control

In the event of our merger or change in control, each outstanding award will be treated as the administrator determines, including that each award be assumed or substituted by the successor corporation (or a parent or subsidiary of such successor corporation). The administrator is not required to treat all awards similarly in the transaction. If awards are not assumed or substituted, all options and stock appreciation rights will fully vest, all restrictions on restricted stock and restricted stock units will lapse, and, with respect to awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at 100% on-target levels and all other terms and conditions met. In addition, the administrator will notify participants with options and stock appreciation rights that their awards will be exercisable for a period of time determined by the administrator in its sole discretion, after which time they will terminate.

Amendment and Termination

By its terms, the 2007 Plan will automatically terminate in June 2015, unless earlier terminated by the Board. Our Board of Directors has the authority to amend, suspend or terminate the 2007 Plan provided that its action does not impair the rights of any participant.

2008 Equity Incentive Plan

In connection with our acquisition of Visual Sciences, Inc., or the Visual Sciences Acquisition, our Board of Directors adopted the 2008 Equity Incentive Plan in January 2008.

The 2008 Plan provides for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, and performance shares to our employees, consultants and directors and to employees, consultants and directors of our subsidiaries who were not employed or providing services to us or any of our subsidiaries at the time of the consummation of the Visual Sciences Acquisition. As of March 31, 2008, we have authorized 929,590 shares of our common stock for issuance under the 2008 Plan.

Administration

Our Board or a committee appointed by the Board administers the 2008 Plan and controls its operation. The administrator determines the terms and conditions of all awards granted under the 2008 Plan, including the exercise price, the time or times when awards may be exercised (which may be based on performance criteria), any vesting acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any award or the shares relating thereto.

Stock Options and Stock Appreciation Rights

Stock options and stock appreciation rights granted under the 2008 Plan have an exercise price equal to 100% of the fair market value of the shares underlying the award on the date of grant. The 2008 Plan permits options to be exercised with cash, check, certain other shares of our common stock, consideration received by us under a broker-assisted "cashless exercise" program or such other consideration as permitted by applicable laws. After a participant's termination of service with us, the vested portion of his or her option will generally remain exercisable for the period of time stated in the option agreement. If a specified period of time is not stated in the option agreement, the option will remain exercisable for three months following a termination for reasons other than death

or disability (twelve months following a termination due to death or disability), subject to the original term of the option.

Unless the administrator determines otherwise, awards granted under the 2008 Plan may not be sold, pledged, assigned, hypothecated, transferred or disposed of other than by will or the laws of descent or distribution and may be exercised during a participant's lifetime only by the participant. In the event we experience any dividend or other distribution, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of shares or other securities, or other change in our corporate structure affecting the shares occurs, the administrator, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the 2008 Plan, may make appropriate adjustments to outstanding awards and to the shares available for issuance under the 2008 Plan.

Restricted Stock Units

We are authorized to grant restricted stock units under our 2008 Plan. Restricted stock units are awards of restricted stock, performance shares or performance units that are paid out in installments or on a deferred basis. The plan administrator will determine the terms and conditions of restricted stock units, including the vesting criteria and the form and timing of payment.

Change in Control

In the event of our merger or change in control, each outstanding award will be treated as the administrator determines, including that each award be assumed or substituted by the successor corporation (or a parent or subsidiary of such successor corporation). The administrator is not required to treat all awards similarly in the transaction. If awards are not assumed or substituted, all options and stock appreciation rights will fully vest, all restrictions on restricted stock and restricted stock units will lapse, and, with respect to awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at 100% on-target levels and all other terms and conditions met. In addition, the administrator will notify participants with options and stock appreciation rights that their awards will be exercisable for a period of time determined by the administrator in its sole discretion, after which time they will terminate.

Amendment and Termination

By its terms, the 2008 Plan will automatically terminate in July 2014, unless earlier terminated by the Board. Our Board of Directors has the authority to amend, suspend or terminate the 2008 Plan provided that its action does not impair the rights of any participant.

Visual Sciences, Inc. 2006 Employment Commencement Equity Incentive Award Plan

In connection with the Visual Sciences Acquisition, we assumed the Visual Sciences, Inc. 2006 Employment Commencement Equity Incentive Award Plan, or the Visual Sciences 2006 Plan, and all outstanding options granted thereunder. The Visual Sciences 2006 Plan was adopted by the board of directors of Visual Sciences, Inc., or the Visual Sciences Board, in May 2006.

Before the Visual Sciences Acquisition, the Visual Sciences 2006 Plan provided for the grant of nonstatutory stock options, restricted stock, stock appreciation rights, dividend equivalents, stock payments, restricted stock units, and other stock-based awards to new employees of Visual Sciences (or following a bona fide period of non-employment) in connection with such employee's commencement of employment with Visual Sciences if the grant was an inducement material to such employee's entering into employment with the company.

The Visual Sciences 2006 Plan will not be used to make new grants and its terms will govern only outstanding awards under the Visual Sciences 2006 Plan that were assumed. Any future awards to be granted to employees (or non-employees) of Visual Sciences, Inc. will be granted under our 2008 Plan.

Administration

Before the Visual Sciences Acquisition, the Visual Sciences Board or any committee appointed by the Visual Sciences Board administered the Visual Sciences 2006 Plan. After the Visual Sciences Acquisition, our Board of Directors or any committee appointed by our Board will administer the Visual Sciences 2006 Plan.

Plan Awards

The administrator determined the terms and conditions of all awards granted under the Visual Sciences 2006 Plan, including the exercise price, the time or times when awards may be exercised, and the methods by which the exercise price of awards could be paid and the form of payment, including cash, promissory note, certain other shares of our common stock, or other property (including a broker-assisted "cashless exercise").

Unless the administrator determines otherwise, awards granted under the Visual Sciences 2006 Plan may not be pledged, encumbered, or hypothecated to or in favor of any party other than us or our subsidiary, will not be subject to any lien, obligation, or liability to any other party other than us or our subsidiary, and may not be assigned, transferred or otherwise disposed of other than by will or the laws of descent and distribution. The administrator may permit an award to be transferred to, exercised by and paid to or for the benefit of certain persons or entities related to the participant, pursuant to such conditions and procedures as the administrator may establish. In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation, spin-off, recapitalization or other distribution (other than normal cash dividends) of our assets to stockholders, or any other change affecting the shares of stock or the share price of the stock, the administrator will make appropriate adjustments to the terms and conditions of outstanding awards, including exercise price. In addition, upon the occurrence of any of the foregoing events or any unusual or nonrecurring transactions or events affecting us or any affiliate, including a change in control, or of changes in applicable laws, regulations or accounting principles, the administrator may provide for termination of outstanding awards in exchange for cash or other property, replacement of awards with rights or other property, assumption or substitution of awards with appropriate adjustments as to the number and kind of shares and prices, and adjustments to the terms of outstanding awards.

Change in Control

In the event of a change in control where the acquirer does not convert, assume or replace awards granted under the Visual Sciences 2006 Plan, then immediately prior to the change in control such awards will become fully exercisable and all forfeiture restrictions will lapse. Upon, or in anticipation of, a change in control, the administrator may cause outstanding awards to terminate at a specific time in the future, including the date of such change in control, and will give each participant the right to exercise such awards during a period of time as the administrator will determine in its sole discretion.

Amendment and Termination

By its terms, the Visual Sciences 2006 Plan will automatically terminate in May 2016, unless earlier terminated by the Board. Our Board of Directors has the authority to amend, suspend or terminate the Visual Sciences 2006 Plan provided that its action will not adversely affect in any material way any award previously granted pursuant to the Visual Sciences 2006 Plan.

Visual Sciences, Inc. 2004 Equity Incentive Plan

In connection with the Visual Sciences Acquisition, we assumed the Visual Sciences, Inc. 2004 Equity Incentive Plan, or the Visual Sciences 2004 Plan, and all outstanding options granted thereunder. The 2004 Plan was adopted by the Visual Sciences Board in July 2004.

Before the Visual Sciences Acquisition, the Visual Sciences 2004 Plan provided for the grant of stock options, restricted stock, performance shares, performance units, dividend equivalents, stock payments, deferred stock, restricted stock units, other stock-based awards, performance bonuses, or performance-based awards to employees, consultants and directors of Visual Sciences and any subsidiary. The maximum number of shares that could be

subject to awards granted under the 2004 plan to any individual in any three-year period could not exceed 1,500,000.

The Visual Sciences 2004 Plan will not be used to make new grants and its terms will govern only outstanding awards under the Visual Sciences 2004 Plan that were assumed. Any future awards to be granted to employees (or non-employees) of Visual Sciences, Inc. will be granted under our 2008 Plan.

Administration

Before the Visual Sciences Acquisition, the Visual Sciences Board or any committee appointed by the Visual Sciences Board administered the Visual Sciences 2004 Plan. After the Visual Sciences Acquisition, our Board of Directors or any committee appointed by our Board will administer the Visual Sciences 2004 Plan.

Plan Awards

The administrator determined the terms and conditions of all awards granted under the Visual Sciences 2004 Plan, including the exercise price, the time or times when awards may be exercised, and methods by which the exercise price of options may be paid, including with cash, promissory note, certain other of our shares of common stock, and other property (including by "cashless exercise").

Unless the administrator determines otherwise, awards granted under the Visual Sciences 2004 Plan may not be pledged, encumbered, or hypothecated to or in favor of any party other than us or our subsidiary, will not be subject to any lien, obligation, or liability to any other party other than us or our subsidiary, and may not be assigned, transferred or otherwise disposed of other than by will or the laws of descent and distribution. The administrator may permit an award to be transferred to, exercised by and paid to or for the benefit of certain persons or entities related to the participant, pursuant to such conditions and procedures as the administrator may establish. In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation, spin-off, recapitalization or other distribution (other than normal cash dividends) of our assets to stockholders, or any other change affecting the shares of stock or the share price of our stock, the administrator will make appropriate adjustments to the terms and conditions of outstanding awards, including exercise price. In addition, upon the occurrence of any of the foregoing events or any unusual or nonrecurring transactions or events affecting us or any affiliate, including a change in control, or of changes in applicable laws, regulations or accounting principles, the administrator may provide for termination of outstanding awards in exchange for cash or other property, replacement of awards with rights or other property, assumption or substitution of awards with appropriate adjustments as to the number and kind of shares and prices, and adjustments to the terms of outstanding awards.

Change in Control

In the event of a change in control where the acquirer does not convert, assume or replace awards granted under the Visual Sciences 2004 Plan, then immediately prior to the change in control such awards will become fully exercisable and all forfeiture restrictions will lapse. Upon, or in anticipation of, a change in control, the administrator may cause outstanding awards to terminate at a specific time in the future, including the date of such change in control, and will give each participant the right to exercise such awards during a period of time as the administrator will determine in its sole discretion.

Amendment and Termination

By its terms, the Visual Sciences 2004 Plan will automatically terminate in July 2014. Our Board of Directors has the authority to amend, suspend or terminate the Visual Sciences 2004 Plan provided that its action will not adversely affect in any material way any award previously granted pursuant to the Visual Sciences 2004 Plan.

Visual Sciences, Inc. Amended and Restated 2000 Equity Incentive Plan

In connection with the Visual Sciences Acquisition, we assumed the Visual Sciences, Inc. Amended and Restated 2000 Equity Incentive Plan, or the Visual Sciences 2000 Plan, and all outstanding options granted thereunder. The Visual Sciences 2000 Plan was adopted by the Visual Sciences Board in November 1999.

Before the Visual Sciences Acquisition, the Visual Sciences 2000 Plan provided for the grant of stock options, stock bonuses and rights to acquire restricted stock to employees, consultants and directors of Visual Sciences and its affiliates.

The Visual Sciences 2000 Plan will not be used to make new grants and its terms will govern only outstanding awards under the Visual Sciences 2000 Plan that were assumed. Any future awards to be granted to employees (or non-employees) of Visual Sciences, Inc. will be granted under our 2008 Plan.

Administration

Before the Visual Sciences Acquisition, the Visual Sciences Board or any committee appointed by the Visual Sciences Board administered the Visual Sciences 2000 Plan. After the Visual Sciences Acquisition, our Board or any committee appointed by the Board will administer the Visual Sciences 2000 Plan.

Plan Awards

The administrator determined the terms and conditions of awards granted under the Visual Sciences 2000 Plan. Incentive stock options granted under the Visual Sciences 2000 Plan have an exercise price equal to 100% of the fair market value of the shares underlying the award on the date of grant (110% for 10% stockholders), and nonstatutory stock options have an exercise price not less than 85% of the fair market value of the shares underlying the award on the date of grant. The Visual Sciences 2000 Plan permits options to be exercised with cash or, in the discretion of the administrator, other shares of our common stock, by deferred payment or other similar arrangement, or in any other form of legal consideration that may be acceptable to the administrator. After a participant's termination of service with us, the vested portion of his or her option will generally remain exercisable for the period of time stated in the option agreement. If a specified period of time is not stated in the option agreement, the option will remain exercisable for three months following a termination for reasons other than death, disability, or cause, for twelve months following a termination due to disability, and for six months following a termination due to death, in each case subject to the original term of the options.

Awards granted under the Visual Sciences 2000 Plan are generally not transferable except by will or by the laws of descent and distribution. If any change is made to our common stock without the receipt of consideration by us (through merger, consolidation, reorganization, recapitalization, reincorporation, dividend, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other transaction not involving our receipt of consideration), the class and number of securities and exercise price per share of outstanding awards will be appropriately adjusted.

Change in Control

In the event of our change in control, any surviving or acquiring corporation will assume any awards outstanding under the Visual Sciences 2000 Plan or will substitute similar awards (including an award to acquire the same consideration paid to the stockholders in the change in control). In the event any surviving or acquiring corporation refuses to assume or substitute similar awards for those outstanding under the 2000 Plan, then awards held by participants whose continuous service has not terminated will be accelerated in full, and the awards will terminate if not exercised (if applicable) at or prior to the transaction. The administrator will notify participants not less than fifteen days prior to the proposed consummation of such transaction.

Amendment and Termination

By its terms, the Visual Sciences 2000 Plan will automatically terminate in December 2009. Our Board of Directors has the authority to amend, suspend or terminate the Visual Sciences 2000 Plan provided that its action does not impair the rights of any participant.

Avivo Corporation 1999 Equity Incentive Plan

In connection with the Visual Sciences Acquisition, we assumed the outstanding options granted under the Avivo Corporation 1999 Equity Incentive Plan, or the Avivo 1999 Plan. The Avivo 1999 Plan was adopted by Avivo

Corporation, or Avivo, in December 1999. Visual Sciences assumed all of the options then outstanding under the Avivo 1999 Plan in connection with its acquisition of Avivo in May 2005, or the Avivo Acquisition.

Before the Avivo Acquisition, the Avivo 1999 Plan provided for the grant of stock options and restricted stock to employees, consultants and directors of Avivo or any parent or subsidiary of Avivo.

The Avivo 1999 Plan will not be used to make new grants and its terms will govern only outstanding awards under the Avivo 1999 Plan that were assumed. Any future awards to be granted to employees (or non-employees) of Visual Sciences, Inc. will be granted under our 2008 Plan.

Administration

Before the Visual Sciences Acquisition, the Visual Sciences Board or any committee appointed by the Visual Sciences Board administered the Avivo 1999 Plan. After the Visual Sciences Acquisition, our Board of Directors or any committee appointed by our Board will administer the Avivo 1999 Plan.

Plan Awards

The administrator determined the terms and conditions of awards granted under the Avivo 1999 Plan. Incentive stock options granted under the Avivo 1999 Plan have an exercise price equal to 100% of the fair market value of the shares underlying the award on the date of grant (110% for 10% shareholders), and nonstatutory stock options have an exercise price not less than 85% of the fair market value of the shares underlying the award on the date of grant. The Avivo 1999 Plan permits options to be exercised with cash, check, cancellation of our indebtedness owed to the participant, certain other shares of our common stock, full recourse promissory note, waiver of compensation due or accrued for services rendered, a "same day sale" or a "margin" commitment with a broker-dealer, or any combination of the foregoing. After a participant's termination of service with us, the vested portion of his or her option will generally remain exercisable for the period of time stated in the option agreement. If a specified period of time is not stated in the option agreement, the option will remain exercisable for three months following a termination for reasons other than death, disability, or cause, or for twelve months following a termination due to disability or death, in each case subject to the original term of the options.

Awards granted under the Avivo 1999 Plan are generally not transferable except by will or by the laws of descent and distribution, and may not be made subject to execution, attachment or similar process. In the event our shares are changed by a stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification or similar change in our capital structure without consideration, the number of shares and exercise price per share of outstanding awards will be proportionately adjusted.

Change in Control

In the event of our change in control, any outstanding unvested award which does not vest based upon satisfaction of performance criteria, unless the award specifies otherwise, will be deemed to have vested from the vesting commencement date until the date immediately prior to the change in control transaction, or the Vesting Adjustment Date, and will continue to vest following the Vesting Adjustment Date and otherwise in accordance with the terms and conditions of the award (such as continued service with us), as to 2.0833% of the shares subject to such award for each full month following the vesting commencement date, until fully vested.

In the event of a change of control transaction, outstanding awards may be assumed, converted or replaced by the successor or acquiring corporation (if any). In the alternative, the successor or acquiring corporation may substitute equivalent awards or provide substantially similar consideration to participants as was provided to stockholders. The successor or acquiring corporation may also substitute by issuing, in place of outstanding shares held by the participant, substantially similar shares or other property subject to repurchase restrictions and other provisions no less favorable to the participant than those which applied to such outstanding shares immediately prior to the change in control transaction.

Amendment and Termination

By its terms, the Avivo 1999 Plan will automatically terminate in December 2009. Our Board of Directors has the authority to amend, suspend or terminate the Avivo 1999 Plan provided that its action does not impair the rights of any participant.

401(k) Plans

401(k) Plan — Omniture

We maintain a retirement plan, or the Omniture 401(k) Plan, which was adopted on January 1, 2000 and which is intended to be a tax-qualified retirement plan and related trust under Sections 401(a) and 501(a), respectively, of the Internal Revenue Code of 1986, as amended. Contributions to the Omniture 401(k) Plan and earnings on those contributions are not taxable to the employees until distributed from the Omniture 401(k) Plan, and all contributions are deductible by us when made. The Omniture 401(k) Plan covers substantially all of our employees who are age 21 or older beginning the month following their hire. Currently, employees may elect to contribute up to 100% of their compensation, or the statutorily prescribed limit, if less, to the Omniture 401(k) Plan. We match 50% of each employee's contributions up to a maximum of 3% of the employee's base salary, bonuses and commissions. The Omniture 401(k) Plan has a profit-sharing element whereby we can make a discretionary contribution in an amount to be determined annually by our Board of Directors. An employee's interest in his or her deferrals are 100% vested when contributed, and any employer matching or profit-sharing contributions will vest equally each year over four years.

401(k) Plan — Visual Sciences

Visual Sciences maintained a retirement plan, or the Visual Sciences 401(k) Plan, which was adopted on September 16, 1998 and which was intended to be a tax-qualified retirement plan and related trust under Sections 401(a) and 501(a), respectively, of the Internal Revenue Code of 1986, as amended. Contributions to the Visual Sciences 401(k) Plan and earnings on those contributions are not taxable to the employees until distributed from the Visual Sciences 401(k) Plan, and all contributions are deductible by Visual Sciences when made. The Visual Sciences 401(k) Plan covered substantially all of their employees with no age requirement beginning the pay period following their hire. Employees may elect to contribute up to 70% of their compensation, or the statutorily prescribed limit, if less, to the Visual Sciences 401(k) Plan. Visual Sciences matched 50% of each employee's contributions up to a maximum of 2.5% of the employee's base salary, bonuses and commissions. The Visual Sciences 401(k) Plan has a profit-sharing element whereby Visual Sciences can make a discretionary contribution in an amount to be determined annually by Visual Sciences. An employee's interest in his or her deferrals are 100% vested when contributed, and any employer matching or profit-sharing contributions will vest equally each year over four years. We are in the process of merging the Visual Sciences 401(k) Plan into the Omniture 401(k) Plan.

401(k) Plan — Offermatica

Offermatica maintained a retirement plan, the Offermatica 401(k) Plan, which was adopted on April 1, 1997 and which was intended to be a tax-qualified retirement plan and related trust under Sections 401(a) and 501(a), respectively, of the Internal Revenue Code of 1986, as amended. Contributions to the Offermatica 401(k) Plan and earnings on those contributions are not taxable to the employees until distributed from the Offermatica 401(k) Plan, and all contributions are deductible by Offermatica when made. The Offermatica 401(k) Plan covered substantially all of their employees who are age 18 or older beginning the quarter following their hire. Employees may elect to contribute up to 75% of their compensation, or the statutorily prescribed limit, if less, to the Offermatica 401(k) Plan. Offermatica's plan did not match employee's contributions. The 401(k) Plan has a profit-sharing element whereby Offermatica could make a discretionary contribution in an amount to be determined by Offermatica. An employee's interest in his or her deferrals are 100% vested when contributed, and any employer matching or profit-sharing contributions will vest equally each year over four years. We are in the process of merging the Offermatica 401(k) Plan into the Omniture 401(k) Plan.

Other

We currently have employees in Australia, Belgium, Denmark, France, Germany, Japan, Sweden, The Netherlands, Taiwan, Korea, Hong Kong, Singapore, Moldova and the United Kingdom, and we are in the process of hiring employees and implementing benefit programs in Italy and Spain. In addition to providing statutorily mandated benefit programs in each country, we contribute to private plans for health, pension and insurance benefits in the countries where those contributions are customarily provided to employees.

Employment Agreements and Change-in-Control Arrangements

Employment Agreements, Offer Letters and Similar Agreements

Joshua G. James. We are party to an employment agreement with Mr. James, our Chief Executive Officer. The agreement provides that Mr. James be paid an annual base salary of $235,000. On March 25, 2008, Mr. James' salary was increased to $480,000 effective April 1, 2008. He will earn a performance bonus each year if we meet revenue and earnings targets established by our Board of Directors. On March 25, 2008, the Compensation Committee of our Board of Directors approved a target incentive bonus of $360,000 to be earned based on the achievement by the Company of certain annual and quarterly sales bookings, revenue and non-GAAP operating margin targets for 2008. Upon a change in control (as defined in the employment agreement), Mr. James will receive immediate vesting with respect to the unvested portions of his outstanding stock options and common stock. If Mr. James is terminated without cause (as defined in the employment agreement) or is constructively terminated (as defined in the employment agreement), he will be entitled to receive up to 15 months' base salary, be able to continue participating in our employee benefit plans of general application for up to 15 months and will receive immediate vesting on all of his outstanding stock options and common stock. If Mr. James is terminated as a result of a disability, he will be entitled to receive up to 15 months' base salary, be able to continue participating in our employee benefit plans of general application for up to 15 months and be eligible to receive other severance and disability payments as provided by our standard benefit plans. In the event of Mr. James' death, his estate will be entitled to receive 12 months' base salary and be able to continue participating in our employee benefit plans of general application for up to 12 months.

Michael S. Herring. On October 21, 2004, Mr. Herring, our Chief Financial Officer and Executive Vice President, executed our written offer of employment. The written offer of employment does not provide a specific term for Mr. Herring's employment; rather, Mr. Herring's employment with us is "at-will" and may be terminated at any time with or without notice, for any or no reason, at either Mr. Herring's or our option. On March 25, 2008, Mr. Herring's salary was increased to $300,000 effective April 1, 2008. He is eligible to earn a performance bonus each year if we meet the revenue and earnings targets established by our Board of Directors. On March 25, 2008, the Compensation Committee of our Board of Directors approved a target incentive bonus of $150,000 to be earned based on the achievement by the Company of certain annual and quarterly sales bookings, revenue and non-GAAP operating margin targets for 2008. If, in the event of a merger with or into another corporation or our "change in control," including the sale of all or substantially all of our assets, the successor corporation does not assume or substitute an equivalent award for his then-existing options, Mr. Herring's options will accelerate and become fully vested and exercisable. Also, Mr. Herring is subject to a non-competition covenant for 18 months following termination of employment.

Brett M. Error. Mr. Error's employment with us is "at-will" and may be terminated at any time with or without notice, for any or no reason, at either Mr. Error's or our option. On March 25, 2008, Mr. Error's salary was increased to $300,000 effective April 1, 2008. He is eligible to earn a performance bonus each year if we meet the sales, revenue and earnings targets and certain non-financial objectives established by our Board of Directors. On March 25, 2008, the Compensation Committee of our Board of Directors approved an incentive bonus of $150,000 to be earned based on the achievement by the Company of certain annual and quarterly sales bookings, revenue and non-GAAP operating margin targets for 2008 and the achievement by Mr. Error of certain subjective, non-financial objectives, including objectives related to our recent acquisitions and product development milestones. If, in the event of a merger with or into another corporation or our "change in control," including the sale of all or substantially all of our assets, the successor corporation does not assume or substitute an equivalent award for his

then-existing options, Mr. Error's options will accelerate and become fully vested and exercisable. Also, Mr. Error is subject to a non-competition covenant for 18 months following termination of employment.

Christopher C. Harrington. Mr. Harrington's employment with us is "at-will" and may be terminated at any time with or without notice, for any or no reason, at either Mr. Harrington's or our option. On March 25, 2008, Mr. Harrington's salary was increased to $270,000 effective April 1, 2008. He is eligible to earn a performance bonus each year if we meet the sales targets established by the Compensation Committee of our Board of Directors. On March 25, 2008, the Compensation Committee approved a target incentive bonus of $75,000 to be earned based on the achievement by the Company of certain annual and quarterly sales bookings, revenue and collection targets for 2008, and Mr. Harrington is entitled to sales commissions based on the achievement of certain Company-wide sales bookings and revenue objectives for 2008. We are party to stock option agreements with Mr. Harrington, our President, Worldwide Sales and Client Services, which provide that, if, upon or following a change of control, his employment with us or our successor is terminated, other than for cause (as defined in the agreements), all of the then-unvested shares granted under those agreements will become fully vested and exercisable and our right of repurchase with respect to any then-unvested shares acquired pursuant to early exercise of these options shall lapse. Also, Mr. Harrington is subject to a non-competition covenant for 18 months following termination of employment.

John F. Mellor. Mr. Mellor's employment with us is "at-will" and may be terminated at any time with or without notice, for any or no reason, at either Mr. Mellor's or our option. On March 25, 2008, Mr. Mellor's salary was increased to $240,000 effective April 1, 2008. He is eligible to earn a performance bonus each year if we meet the sales, revenue and earnings targets and certain non-financial objectives established by our Board of Directors. On March 25, 2008, the Compensation Committee of our Board of Directors approved an incentive bonus of $48,000 to be earned based on the achievement by the Company of certain annual and quarterly sales bookings, revenue and non-GAAP operating margin targets for 2008 and the achievement by Mr. Mellor of certain subjective, non-financial objectives for 2008, including objectives related to our recent acquisitions and product development milestones. Mr. Mellor is entitled to sales commissions from the sales bookings of certain products during 2008. If, in the event of a merger with or into another corporation or our "change in control," including the sale of all or substantially all of our assets, the successor corporation does not assume or substitute an equivalent award for his then-existing options, Mr. Mellor's options will accelerate and become fully vested and exercisable. Also, Mr. Mellor is subject to a non-competition covenant for 18 months following termination of employment.

John R. Pestana. Pursuant to a separation agreement with Mr. Pestana dated March 28, 2007, Mr. Pestana voluntarily resigned from his position as Executive Vice President, Customer Success effective upon November 15, 2007, or the separation date. However, Mr. Pestana continues to serve on our Board of Directors. Effective on the separation date, Mr. Pestana entered into a release of claims and acknowledgement providing Omniture with a general release and in which Mr. Pestana agreed to certain restrictive covenants, including confidentiality, and non-competition and non-solicitation for a period of 18 months after the separation date, and pursuant to which Omniture acknowledged it will reimburse Mr. Pestana 100% of the cost of the COBRA premiums for group health, dental and/or vision plans for himself and his covered dependents for up to 18 months after the separation date. Mr. Pestana will be entitled to receive the same compensation which each other non-employee director is entitled to receive under our compensation program for non-employee directors, as modified from time to time by our Board. Mr. Pestana will not receive any new equity awards under such program until beginning on the date of our annual meeting of stockholders held in 2010. He is currently vesting in stock options that he was awarded prior to his resignation as an officer of the Company.

Change-in-Control Arrangements and Potential Payments Upon Termination or Change in Control

Change of Control Agreements with Named Executive Officers

In June 2006, we entered into change of control agreements with each of Messrs. James, Herring, Error, and Harrington, and we entered into a change of control agreement with Mr. Mellor in February 2008. The agreements provide certain benefits to these executive officers in the event of their termination of employment in connection with a change of control. Specifically, if within the period beginning 3 months prior to a change of control and ending on the later of either 12 months following the change of control or 1 month following the latest of the 1-year, 2-year or 4-year initial vesting dates of any stock options held by the executive officer immediately prior to the

change of control, (1) his employment is constructively terminated, (2) his employment terminates due to his death or disability, or (3) his employment is terminated involuntarily other than for cause (each, a "***triggering event***"), then the executive officer will be entitled to the following benefits:

- a lump-sum payment equal to 75% of his annual base salary, plus 75% of his annual bonus (200% of the annual salary and bonus for Mr. James);
- acceleration of the vesting of 100% of his equity compensation awards; and
- Company-paid continuation of health, dental, vision and life insurance at the same ratio of premium contribution as was in effect immediately prior to the change of control for up to nine months (24 months for Mr. James) from the date of termination, including coverage for his eligible dependents.

All severance benefits payable under the change of control agreements are conditioned upon the executives executing a release in favor of Omniture and complying with non-competition and non-solicitation provisions contained in the agreements.

In addition, the agreements with each of Messrs. James and Herring provide that, in the event that his change of control benefits exceed 3.6 times his "base amount," as defined in Internal Revenue Code Section 280G, and are subject to excise taxes under Internal Revenue Code Section 280G, the executive officer is entitled to additional payments to compensate for these excise taxes and any federal and state income and employment taxes and additional excise taxes resulting from the payment of these excise taxes. However, on March 31, 2008, Mr. Herring entered into an amended and restated change of control agreement with the Company to amend his change of control agreement to provide that Mr. Herring will not be entitled to additional payments to compensate for the taxes described above with respect to any equity compensation awards granted to Mr. Herring on or after March 25, 2008 or any payment or benefit related to any such award that is considered to be "contingent on change in ownership or control" of the Company.

These agreements are intended to enhance, but not be additive to, any pre-existing written agreements between Omniture and these executive officers. To the extent that any of the benefits in these agreements conflict with benefits contained in pre-existing written agreements between Omniture and these executive officers, the executive officers will be entitled to the superior benefits, without duplication.

Potential Payments

The following table summarizes potential change in control and severance payments to each named executive officer. The six right-hand columns describe the payments that would apply in six different potential scenarios contemplated by our amended and restated employment agreement with Joshua G. James (the *Employment Agreement*), as described more fully above under *"Employment Agreements, Offer Letters and Similar Agreements"* and by our change of control agreements with each of our NEOs (the *Change of Control Agreements*) as described in *"Change-in-Control Arrangements and Potential Payments Upon Termination or Change in Control — Change of Control Agreements with Named Executive Officers"* above:

- a termination of employment as a result of the applicable NEO's "voluntary termination" or his "termination for cause" (as such term is defined in the Employment Agreement);
- a termination of employment as a result of the applicable NEO's "termination for disability" (as such term is defined in the Employment Agreement);
- a termination of employment as a result of the applicable NEO's "termination upon death" (as such term is defined in the Employment Agreement);
- a termination of employment as a result of the applicable NEO's "constructive termination" or "termination without cause" (as such terms are defined in the Employment Agreement);
- a termination of employment that qualifies as a "triggering event" as defined in *"Change-in-Control Arrangements and Potential Payments Upon Termination or Change in Control — Change of Control*

Agreements with Named Executive Officers" above following a "change of control" (as such term is defined in the Change of Control Agreements); and

- upon a "change of control" (as such term is defined in the Employment Agreement).

The table assumes that the termination or change in control occurred on December 31, 2007. For purposes of estimating the value of amounts of equity compensation to be received in the event of a termination of employment or change in control, we have assumed a price per share of our common stock of $33.29, which represents the closing market price of our common stock as reported on The Nasdaq Global Market on December 31, 2007.

Potential Change-in-Control and Severance Payments

Name and Principal Position	Benefit Type	Payment in the Case of a Termination for Cause or Voluntary Termination	Payment in the Case of a Termination for Disability	Payment in the Case of a Termination Upon Death	Payment in the Case of a Constructive Termination or Termination Without Cause	Payment in the Case of a Triggering Event Following a Change of Control	Payment Upon a Change of Control
Joshua G. James . . . . *President and Chief Executive Officer*	Accrued Vacation[(1)]	$36,058	$ 36,058	$ 36,058	$ 36,058	$ 36,058	$ 36,058
	Severance[(2)]	—	718,750	575,000	718,750	1,150,000	—
	Value of Continued Employee Benefits[(3)]	—	9,866	7,893	9,866	15,786	—
	Value of Equity Award Acceleration[(4)]	—	—	—	11,091,840	11,091,840	11,091,840
	Excise Tax Gross-Up Payment[(5)]	—	—	—	—	6,281,249	5,668,242
	Total Value:	$36,058	$764,674	$618,951	$11,856,514	$18,574,933	$16,796,140
Michael S. Herring . . . *Chief Financial Officer and Executive Vice President*	Accrued Vacation[(1)]	$13,106	$ 13,106	$ 13,106	$ 13,106	$ 13,106	$ 13,106
	Severance[(2)]	—	—	—	—	232,500	—
	Value of Continued Employee Benefits[(3)]	—	—	—	—	5,920	—
	Value of Equity Award Acceleration[(4)]	—	—	—	—	12,493,892	—
	Excise Tax Gross-Up Payment[(5)]	—	—	—	—	1,905,985	—
	Total Value:	$13,106	$ 13,106	$ 13,106	$ 13,106	$14,651,403	$ 13,106
John R. Pestana[(6)] . . . *Executive Vice President, Customer Success*	Accrued Vacation[(1)]	$ —	$ —	$ —	$ —	$ —	$ —
	Severance[(2)]	—	—	—	—	—	—
	Value of Continued Employee Benefits[(3)]	—	—	—	—	—	—
	Value of Equity Award Acceleration[(4)]	—	—	—	—	—	—
	Excise Tax Gross-Up Payment[(5)]	—	—	—	—	—	—
	Total Value:	$ —	$ —	$ —	$ —	$ —	$ —
Brett M. Error . . . . . . *Chief Technology Officer and Executive Vice President, President Products*	Accrued Vacation[(1)]	$13,558	$ 13,558	$ 13,558	$ 13,558	$ 13,558	$ 13,558
	Severance[(2)]	—	—	—	—	232,500	—
	Value of Continued Employee Benefits[(3)]	—	—	—	—	3,847	—
	Value of Equity Award Acceleration[(4)]	—	—	—	—	9,855,000	—
	Excise Tax Gross-Up Payment[(5)]	—	—	—	—	—	—
	Total Value:	$13,558	$ 13,558	$ 13,558	$ 13,558	$10,104,905	$ 13,558

Name and Principal Position	Benefit Type	Payment in the Case of a Termination for Cause or Voluntary Termination	Payment in the Case of a Termination for Disability	Payment in the Case of a Termination Upon Death	Payment in the Case of a Constructive Termination or Termination Without Cause	Payment in the Case of a Triggering Event Following a Change of Control	Payment Upon a Change of Control
Christopher C. Harrington. . . . . . . *President, Worldwide Sales and Client Services*	Accrued Vacation(1)	$10,962	$ 10,962	$ 10,962	$ 10,962	$ 10,962	$ 10,962
	Severance(2)	—	—	—	—	255,000	—
	Value of Continued Employee Benefits(3)	—	—	—	—	5,513	—
	Value of Equity Award Acceleration(4)	—	—	—	—	8,742,598	—
	Excise Tax Gross-Up Payment(5)	—	—	—	—	—	—
	Total Value:	$10,962	$ 10,962	$ 10,962	$ 10,962	$ 9,014,073	$ 10,962
John F. Mellor . . . . . . *Executive Vice President, Business Development and Corporate Strategy*	Accrued Vacation(1)	$10,385	$ 10,385	$ 10,385	$ 10,385	$ 10,385	$ 10,385
	Severance(2)	—	—	—	—	157,500	—
	Value of Continued Employee Benefits(3)	—	—	—	—	3,847	—
	Value of Equity Award Acceleration(4)	—	—	—	—	1,982,625	—
	Excise Tax Gross-Up Payment(5)	—	—	—	—	—	—
	Total Value:	$10,385	$ 10,385	$ 10,385	$ 10,385	$ 2,154,357	$ 10,385

(1) Represents accrual for paid time off that had not been taken as of December 31, 2007.

(2) Represents cash payments to which the applicable NEO is entitled pursuant to their respective Employment Agreement or Change of Control Agreements upon the termination events, triggering events or change of control outlined above. Other than those contained in the Employment Agreement or Change of Control Agreements, we do not currently maintain severance arrangements or a severance policy applicable to our executive officers. However, our Board of Directors may in its discretion award severance payments to our executive officers from time to time.

(3) Includes the portion of our standard employee medical, dental and life insurance that we would pay on behalf of the applicable NEOs pursuant to their respective Employment Agreements or Change of Control Agreements upon the termination events, triggering events or change of control outlined above.

(4) Represents the fair value of stock options that would accelerate at December 31, 2007 pursuant to our NEOs' respective Employment Agreement or Change of Control Agreements upon the termination events, triggering events or change of control outlined above using the Black-Scholes-Merton valuation method. The value of such awards was calculated assuming a price per share of our common stock of $32.99, which represents the closing market price of our common stock as reported on The Nasdaq Global Market on December 31, 2007.

(5) Represents additional payments to which the applicable NEO would be entitled pursuant to his applicable Change of Control Agreement to compensate for excise taxes that would be due pursuant to Section 280G of the Code as a result of the applicable NEO's change of control benefits exceeding 3.6 times his "base amount," as defined in Section 280G of the Code on December 31, 2007 upon the termination events, triggering events or change of control outlined above.

(6) Mr. Pestana served as our Executive Vice President, Customer Success until November 15, 2007, at which time he voluntarily resigned from this position, and accordingly, as of December 31, 2007, Mr. Pestana was no longer entitled to any compensation upon termination or a change of control.

Limitation on Liability and Indemnification Matters

Our certificate of incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, no director will be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as a director, except liability for:

- any breach of the director's duty of loyalty to us or our stockholders;
- any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
- unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or
- any transaction from which the director derived an improper personal benefit.

In addition, our certificate of incorporation provides that we are required to indemnify our directors and our bylaws provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Our bylaws also provide that we shall advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law.

We have entered and expect to continue to enter into agreements to indemnify our directors, officers and other employees as determined by our Board of Directors. With certain exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys' fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors' and officers' liability insurance.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder's investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

PROPOSAL II

RATIFICATION OF APPOINTMENT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board has selected Ernst & Young LLP as our independent registered public accounting firm to audit our books, records and accounts for the current fiscal year ending December 31, 2008. Ernst & Young has audited our financial statements beginning with the year ended December 31, 2002.

Stockholder ratification of Ernst & Young LLP as our independent registered public accounting firm is not required by our bylaws or otherwise. The Board of Directors is seeking such ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection of Ernst & Young LLP as our independent registered public accounting firm, the Audit Committee of the Board of Directors will consider whether to retain that firm for the year ending December 31, 2008.

A majority of the shares present in person or by proxy and entitled to vote at the 2008 Annual Meeting is required for approval of this proposal.

We expect a representative of Ernst & Young LLP to be present at the annual meeting, but do not expect the representative to make a statement or be available to respond to questions..

Fees Paid to Ernst & Young LLP

The following table sets forth the costs incurred by the Company for services provided by Ernst & Young LLP, the Company's independent registered public accounting firm, for the years ended December, 31, 2006 and December 31, 2007.

Fee Category	Year Ended December 31, 2006	2007
	(In thousands)	
Audit Fees	$1,022	$1,158
Audit-Related Fees	23	143
Tax Fees	188	220
All Other Fees	—	—
Total Fees	$1,233	$1,521

Audit Fees. Consists of fees billed for professional services rendered in connection with the audit of our consolidated financial statements, review of the interim consolidated financial statements included in our quarterly reports and services that are normally provided by Ernst & Young LLP in connection with statutory and regulatory filings or engagements and includes accounting services in connection with securities offerings.

Audit-Related Fees. Consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under "Audit Fees." These services include employee benefit plan audits, accounting consultations in connection with acquisitions and divestitures, attest services that are not required by statute or regulation and consultations concerning financial accounting and reporting standards.

Tax Fees. Consists of fees billed for professional services for tax compliance, tax advice and tax planning. These services include assistance regarding federal, state and international tax compliance, tax audit defense, customs and duties, mergers and acquisitions, divestitures and international tax planning.

All Other Fees. We did not engage Ernst & Young LLP to perform services not covered by the preceding three categories.

Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

The Audit Committee's policy is to pre-approve all services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. The Audit Committee may also pre-approve particular services on a case-by-case basis. The independent registered public accounting firm is required to periodically report to the Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with such pre-approval. The Audit Committee may also delegate pre-approval authority to one of its members. Such members(s) must report any such pre-approval to the Audit Committee at the next scheduled meeting.

YOUR BOARD RECOMMENDS THAT STOCKHOLDERS VOTE *FOR* THE RATIFICATION OF APPOINTMENT OF ERNST & YOUNG LLP.

REPORT OF THE AUDIT COMMITTEE
(for the fiscal year ended December 31, 2007)

The Audit Committee of the Board of Directors of Omniture, Inc. is composed of three directors: Dana L. Evan (Chair), D. Fraser Bullock and Rory T. O'Driscoll. Our Board has determined that each member of the Audit Committee satisfies the requirements for independence and financial literacy under the SEC rules and the Nasdaq rules. Our Board has also determined that Ms. Evan qualifies as an "audit committee financial expert" as defined in the SEC rules and satisfies the financial sophistication requirements set forth in the Nasdaq rules. The charter for the Audit Committee details the responsibilities of the committee. A copy of the charter is accessible via our Web site on the Internet located at http://www.omtr.com and can be requested by writing to Investor Relations at the address listed above.

The purpose of the Audit Committee is to assist the Board of Directors in its general oversight of the Company. The primary responsibilities of the Audit Committee are to oversee and monitor the integrity of the Company's financial reporting process, financial statements and systems of internal controls; the Company's compliance with legal and regulatory requirements; the independent registered public accounting firm's qualifications, independence and performance; and the performance of the Company's internal audit function. The Audit Committee is responsible for the selection, retention, supervision and termination of the Company's independent registered public accounting firm, including resolving disagreements between management and the independent registered public accounting firm. The independent registered public accounting firm reports directly to the Audit Committee.

The Audit Committee is not responsible for conducting reviews of auditing or accounting procedures. Our management has primary responsibility for preparing the Company's consolidated financial statements and for the Company's financial reporting process. The Company's independent registered public accounting firm is responsible for auditing and reporting on the conformity of the Company's consolidated financial statements to accounting principles generally accepted in the United States, management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of the Company's internal control over financial reporting, all in accordance with the standards of the Public Company Accounting Oversight Board. The Audit Committee serves a board-level oversight role in which it provides advice, counsel and direction to management and the independent registered public accounting firm on the basis of the information it receives, discussion with the independent registered public accounting firm and the experience of the Audit Committee's members in business, financial and accounting matters.

In this context, and in connection with the audited consolidated financial statements for the fiscal year ended December 31, 2007, the Audit Committee hereby reports as follows:

1. The Audit Committee has reviewed and discussed the audited consolidated financial statements with management;

2. The Audit Committee has discussed with our independent registered public accounting firm — Ernst & Young LLP — the matters required to be discussed by the statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1, AU Section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T;

3. The Audit Committee has received the written disclosures and the letter from the independent registered public accounting firm required by Independence Standards Board Standard No. 1 (Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees*), as adopted by the Public Accounting Oversight Board in Rule 3600T, and the Audit Committee has discussed with the independent registered public accounting firm the independent registered public accounting firm's independence; and

4. Based on the reviews and discussions referred to in paragraphs 1 through 3 above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements for the fiscal year ended December 31, 2007 be included in the Company's annual report on Form 10-K filed with the U.S. Securities and Exchange Commission.

AUDIT COMMITTEE OF THE BOARD OF DIRECTORS OF OMNITURE, INC.

Dana L. Evan, Chair
D. Fraser Bullock
Rory T. O'Driscoll

STOCKHOLDER PROPOSALS FOR THE 2009 ANNUAL MEETING OF STOCKHOLDERS

If any stockholder intends to submit a proposal to be considered for inclusion in our proxy materials in connection with our 2009 Annual Meeting of Stockholders, or 2009 annual meeting, the proposal must be in proper form (in accordance with SEC Regulation 14A, Rule 14a-8 — Stockholder Proposals) and received by our Corporate Secretary (Omniture, Inc., 550 East Timpanogos Circle, Orem, Utah 84097, *Attention: Corporate Secretary*) on or before December 17, 2008.

Stockholder proposals to be submitted for consideration at our 2009 annual meeting but not submitted for inclusion in our proxy materials for that meeting, including stockholder nominations for candidates for election as directors, must be received by our Corporate Secretary on or before December 17, 2008 in accordance with the procedures set forth in our bylaws. However, if the date of our 2009 annual meeting is a date that is not within 30 days before or after May 14, 2009, the anniversary date of this year's annual meeting, notice by the stockholder of a proposal must be received no later than the close of business on the later of (1) 120 days in advance of the 2009 annual meeting or (2) 10 calendar days after public announcement of the meeting date.

ANNUAL REPORT TO STOCKHOLDERS AND FORM 10-K

The 2007 Annual Report to Stockholders, including our annual report on Form 10-K for the period ended December 31, 2007 (which is not a part of the Company's proxy materials), is being mailed to our stockholders with this proxy statement. The annual report on Form 10-K and the exhibits filed with it are available at our Web site at http://www.omtr.com. Upon request by any stockholder to Omniture Investor Relations at the address listed above, a copy of any or all exhibits to the Form 10-K will be furnished for a fee which will not exceed the Company's reasonable expenses in furnishing the exhibits.

OTHER BUSINESS

The Board of Directors is not aware of any other matters to be presented at the annual meeting. If any other matter should properly come before the annual meeting, however, the enclosed proxy card confers discretionary authority with respect to such matter and the persons appointed as proxies intend to vote the shares represented in accordance with their best judgment.

By Order of the Board of Directors,

Shawn J. Lindquist
Chief Legal Officer, Senior Vice President and Secretary

Orem, Utah
April 16, 2008

IMPORTANT INFORMATION CONCERNING
THE 2008 ANNUAL MEETING OF STOCKHOLDERS OF OMNITURE, INC.

Check-in begins: 9:30 a.m. Meeting begins: 10:00 a.m.

- Omniture stockholders, including joint holders, as of the close of business on April 2, 2008 are entitled to attend the 2008 Annual Meeting of Stockholders on May 14, 2008
- All stockholders and their proxies should be prepared to present photo identification for admission to the meeting
- If you are a street name holder (that is, you hold your shares through a broker, trustee or nominee), you will be asked to present proof of beneficial ownership of shares of Omniture common stock as of the record date, such as your most recent brokerage statement prior to April 2, 2008, a copy of your voting instruction card or other evidence of ownership
- Persons acting as proxies must bring a valid proxy from a record holder who owns shares as of the close of business on April 2, 2008

THANK YOU FOR YOUR INTEREST AND SUPPORT — YOUR VOTE IS IMPORTANT!
PLEASE RETURN YOUR PROXY CARD OR VOTING INSTRUCTION CARD
FOR THE 2008 ANNUAL MEETING OF STOCKHOLDERS

Directions to:

Sundance Resort
North Fork, Provo Canyon
Sundance, Utah 84604 USA
Telephone: 801.225.4107
Web site: http://www.sundanceresort.com

From Salt Lake International Airport (approximately 55 miles):

When exiting the airport, turn onto I-80 East. Then turn right onto Interstate 215 (I-215) heading South. Next take Interstate 15 (I-15) South towards Provo.

Continue on Interstate 15 (I-15) to exit #272 (which is 800 North in the City of Orem). Turn left, heading East.

Stay on 800 North through Orem to the mouth of Provo Canyon. Stay in the left hand lane, which will drop onto Highway 189.

Continue up the canyon approx. 7 miles to Scenic Route #92, which is the first left after the tunnel. Sundance is 2 miles up the canyon on the left.

*****PLEASE NOTE***** If you reach Deer Creek Reservoir, then you are 3 miles past the Sundance turn-off.


to Boise
SLC Int'l Airport
to Reno
Salt Lake City
Sandy
Lehi
Sundance
to Heber/Park City
OMNITURE
Hwy 189
Provo Canyon
Exit 272: 800 N
800 N
271
Orem
University
Pkwy
Provo
to Las Vegas

Printed on Recycled Paper

0

OMNITURE®

OMNITURE, INC.

PROXY

FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 14, 2008 AND ANY ADJOURNMENT OR POSTPONEMENT THEREOF

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF OMNITURE, INC.

The undersigned hereby appoints Joshua G. James, Michael S. Herring and Shawn J. Lindquist and each of them, with full power of substitution, as proxies to represent and vote as designated on the reverse side, all the shares of common stock of Omniture, Inc. held of record by the undersigned on April 2, 2008, at the Annual Meeting of Stockholders of Omniture, Inc. to be held on May 14, 2008 at 10:00 a.m. (Mountain Time) at Sundance Resort, Sundance, Utah 84604, or any adjournment or postponement thereof. Such shares shall be voted as indicated with respect to the proposals listed on the reverse side hereof and in the proxies' discretion on such other matters as may properly come before the meeting or any adjournment or postponement thereof.

(Continued and to be marked, signed and dated on the reverse side)

14475

ANNUAL MEETING OF STOCKHOLDERS OF

OMNITURE, INC.

May 14, 2008

Please date, sign and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

20230000000000001000 9 051408

THE BOARD OF DIRECTORS OF OMNITURE, INC. RECOMMENDS A VOTE "FOR" THE ELECTION OF BOTH OF THE NOMINEES FOR CLASS II DIRECTORS LISTED IN PROPOSAL 1 AND "FOR" PROPOSAL 2.
PLEASE MARK YOUR VOTE, SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. Election of Class II Directors:

☐ FOR ALL NOMINEES

☐ WITHHOLD AUTHORITY FOR ALL NOMINEES

☐ FOR ALL EXCEPT (See instructions below)

NOMINEES:
○ Gregory S. Butterfield
○ John R. Pestana

INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark **"FOR ALL EXCEPT"** and fill in the circle next to each nominee you wish to withhold, as shown here: ●

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

	FOR	AGAINST	ABSTAIN
2. To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the current fiscal year ending December 31, 2008.	☐	☐	☐

This proxy is solicited on behalf of the Board of Directors of Omniture, Inc. This proxy, when properly executed, will be voted in accordance with the instructions given above. If no instructions are given, this proxy will be voted "FOR" the election of both of the nominees for Class II directors listed in proposal 1 and "FOR" proposal 2.

In their discretion, the proxies identified herein are authorized to vote on such other matters of business as may properly come before the meeting or any adjournment or postponement thereof.

If you plan to attend the meeting, please check the box at right. ☐

Signature of Stockholder ____________ Date: ________ Signature of Stockholder ____________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

Management and Board of Directors

MANAGEMENT

Joshua G. James
President and Chief Executive Officer

Christopher C. Harrington
President, Worldwide Sales and Client Services

Brett M. Error
Chief Technology Officer and
Executive Vice President, Products

Michael S. Herring
Chief Financial Officer and Executive Vice President

John F. Mellor
Executive Vice President, Business Development and
Corporate Strategy

Michael J. Dodd, Jr.
Senior Vice President, Corporate Development

Gail M. Ennis
Senior Vice President, Marketing

Shawn J. Lindquist
Chief Legal Officer, Senior Vice President and Secretary

Neil M. Weston
General Manager, EMEA and Senior Vice President

BOARD OF DIRECTORS

D. Fraser Bullock
Chairman of the Board

Gregory S. Butterfield
Director

Dana L. Evan
Director

Mark P. Gorenberg
Director

Joshua G. James
Director

Rory T. O'Driscoll
Director

John R. Pestana
Director

Corporate Information

Corporate Headquarters:
550 East Timpanogos Circle
Orem, UT 84097
801.722.7000 TEL
801. 722.7001 FAX
www.omniture.com

Annual Meeting of Stockholders:
The annual meeting will be held at 10:00 a.m.,
Wednesday, May 14, 2008
Sundance Resort
North Fork, Provo Canyon
Utah 84604

Independent Registered Public Accounting Firm:
Ernst and Young LLP

Legal Counsel:
Wilson Sonsini Goodrich and Rosati, Professional Corporation

Transfer Agent:
American Stock Transfer & Trust Company

Stock Listing:
Omniture's common stock is traded on The Nasdaq Global Market under the symbol "OMTR."

Investor Relations:
For additional copies of this report or other information, contact:

Omniture, Inc.
Investor Relations
550 East Timpanogos Circle
Orem, UT 84097
e-mail: IR@omniture.com

Other information is available on Omniture's Investor Relations Web site at www.omtr.com

AMERICAS
+ 1.877.722.7088 TEL
+ 1.801.722.7001 FAX

EMEA
+44 (0)20 7380 4400 TEL
+44 (0)20 7380 4401 FAX

FRANCE
+33 1 70 37 53 56 TEL
+44 207 900 2725 FAX

GERMANY
+49 (0) 899 0405 408 TEL
+49 (0) 899 5464 252 FAX

NORDICS & BENELUX
+ 45.36 98 89 50 TEL
+ 45.36 98 89 51 FAX

JAPAN
+ 81.03.4360.5385 TEL

APAC
+ 612 8211 2707 TEL

SWEDEN
+ 46 8 601 30 91 TEL

KOREA
+ 82.2.2008.3228 TEL

HONG KONG
+ 852 2168 0873 TEL

NOTE ON FORWARD-LOOKING STATEMENTS This Annual Report contains forward-looking statements within the meaning of the federal securities laws. These statements relate to our, and in some cases our customers' or partners', future plans, objectives, expectations, intentions and financial performance and the assumptions that underlie these statements. These forward-looking statements include, but are not limited to, statements related to the magnitude of our market opportunity, our expansion into new markets, the impact of recent acquisitions and partnerships on our business and our ability to effectively integrate our recent acquisitions, our ability to promote and manage innovation, development and productivity, growth of Internet commerce and the market for on-demand services and online business optimization, our potential growth and our ability to capture increased market share, our acquisition of new customers, customer renewal rates, our ability to sell additional products and services to our customers, our ability to achieve or maintain improved operating margins, our financial performance, our ability to develop or acquire new products and whether or not they will succeed, expansion of our international operations and revenues, scalability, reliability, efficiency and performance of our platforms and expansion of our network infrastructure. These forward-looking statements are based on current expectations and assumptions regarding future events and business performance and involve known and unknown risks, uncertainties and other factors that may cause industry trends or our actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these statements. These factors include those described in Part I, Item 1A "Risk Factors" of our Annual Report on Form 10-K for the fiscal year ended December 31, 2007. These forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date they were made.

END

WEB www.omniture.com EMAIL ir@omniture.com

OMNITURE®